Exhibit 15 (b)

Annual Report to shareholders for 2004

See attachment.

Note: the Annual Report to Shareholders for 2004 is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

A new approach to annual reporting

Philips is striving to combine timely reporting of its annual financial results with full disclosure and transparency.

This year, Philips has again accelerated the reporting of its annual financial results. The performance in 2004 has been summarized in a separate booklet entitled ‘Annual Review 2004’ of Koninklijke Philips Electronics N.V. (‘Royal Philips Electronics’, or the ‘Company’), which was published on January 27, 2005.

Full financial information and further statutory and other information, including the Operating and financial review and prospects, is contained in this Annual Report.

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings), in particular the outlook paragraph of the Operating and financial review and prospects in this Annual Report booklet.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth in Lighting and product R&D in Medical Systems, and industry consolidation.

Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full-year information regarding 2004 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained on pages 210 and 211 in this document.

Philips Annual Report 2004          1

    Contents

4	Financial highlights

7	Message from the President

12	Governance

14	Reporting and Control

17	Board of Management

18	Group Management Committee

20	Supervisory Board

21	Supervisory Board Report

Information on the Philips Group
28	The structure of the Philips Group
28	Business overview
29	Product sectors and principal products
39	Property, plant and equipment

40	Cooperative business activities and unconsolidated companies

Operating and financial review and prospects
43	Introduction
44	Group performance 2004 compared to 2003
44	Management summary
45	Performance of the Group
50	Performance by sector
58	Performance by region
59	Employment
60	Group performance 2003 compared to 2002
67	Restructuring and impairment charges
70	Liquidity and capital resources
76	Risk management
82	Critical accounting policies
85	IFRS information
86	Other information
86	Proposed dividend to shareholders
86	Share repurchase program
86	MedQuist
87	Outlook

89	Report of independent registered public accounting firm

Financial statements of the Philips Group
90	Consolidated statements of income
92	Consolidated balance sheets
94	Consolidated statements of cash flows
96	Consolidated statements of stockholders’ equity
97	Accounting policies
105	New accounting standards
106	Notes to the consolidated financial statements

Dutch GAAP information
176	Accounting principles
176	Reconciliation US to Dutch GAAP
178	Philips Group
178	Consolidated statements of income
180	Consolidated balance sheets
182	Consolidated statements of stockholders’ equity
183	Notes to the consolidated financial statements
187	Royal Philips Electronics
187	Balance sheets and statements of income
188	Notes to the financial statements

Other information
193	Auditors’ report
194	Proposed dividend to shareholders
195	Corporate governance

210	Reconciliation of non-GAAP information

212	The Philips Group in the last eleven years

214	Shareholder information

2          Philips Annual Report 2004

Financial statements of the Philips Group

Notes to the consolidated financial statements of the Philips Group

106	(1)	Acquisitions and divestments
112	(2)	Income from operations
120	(3)	Financial income and expenses
120	(4)	Income taxes
124	(5)	Investments in unconsolidated companies
129	(6)	Minority interests
129	(7)	Cumulative effect of a change in accounting principles
130	(8)	Earnings per share
130	(9)	Receivables
131	(10)	Inventories
131	(11)	Other current assets
132	(12)	Other non-current financial assets
133	(13)	Non-current receivables
133	(14)	Other non-current assets
134	(15)	Property, plant and equipment
135	(16)	Intangible assets excluding goodwill
136	(17)	Goodwill
137	(18)	Accrued liabilities
137	(19)	Provisions
139	(20)	Pensions
144	(21)	Postretirement benefits other than pensions
146	(22)	Other current liabilities
146	(23)	Short-term debt
147	(24)	Long-term debt
149	(25)	Other non-current liabilities
149	(26)	Commitments and contingent liabilities
153	(27)	Stockholders’ equity
154	(28)	Cash from derivatives
154	(29)	Proceeds from other non-current financial assets
154	(30)	Assets received in lieu of cash from the sale of businesses
155	(31)	Related-party transactions
155	(32)	Share-based compensation
160	(33)	Information on remuneration of the individual members of the Board of Management and the Supervisory Board
165	(34)	Financial instruments, derivatives and risks
171	(35)	Information relating to product sectors and main countries

Dutch GAAP information

Notes to the consolidated financial statements of the Philips Group

183	(36)	Income from operations
183	(37)	Financial income and expenses
183	(38)	Income taxes
184	(39)	Unconsolidated companies
185	(40)	Other non-current assets
186	(41)	Goodwill – consolidated companies
186	(42)	Stockholders’ equity

Notes to the financial statements of Royal Philips Electronics

188	(A	)	Receivables
188	(B	)	Investments in affiliated companies
189	(C	)	Other non-current financial assets
189	(D	)	Tangible fixed assets
189	(E	)	Intangible fixed assets
190	(F	)	Other liabilities
190	(G	)	Short-term debt
190	(H	)	Provisions
190	(I	)	Long-term debt
191	(J	)	Stockholders’ equity
192	(K	)	Net income
192	(L	)	Employees
192	(M	)	Obligations not appearing in the balance sheet

Philips Annual Report 2004          3

Financial highlights

4          Philips Annual Report 2004

all amounts in millions of euros unless otherwise stated

	2002	2003	2004
Sales	31,820	29,037	30,319

Income from operations	420	488	1,607
As a % of sales	1.3	1.7	5.3

Results relating to unconsolidated companies	(1,346)	506	1,422

Net income (loss)	(3,206)	695	2,836
Per common share in euros - basic	(2.51)	0.54	2.22
- diluted	(2.51)	0.54	2.21

Dividend paid per common share in euros	0.36	0.36	0.36

Net operating capital	10,539	8,071	7,192

Cash flows before financing activities	1,980	2,734	3,350

Stockholders’ equity	13,919	12,763	14,860
Per common share in euros	10.91	9.97	11.60

Net debt : group equity ratio	27:73	18:82	1:99

Employees at December 31	170,087	164,438	161,586

Philips Annual Report 2004          5

6          Philips Annual Report 2004

Message from the President

“With the introduction of our new brand promise ‘Sense and simplicity’ we are creating a unique, differentiated positioning that will further enhance our value proposition to our customers.”

Dear shareholder,

2004 was a year of major progress for Philips. Driven by our focus on operational performance and cost management, our financial results showed considerable improvement, delivering a return well in excess of our cost of capital. With the consistent execution of our management agenda for 2004 we also took an important step forward in implementing our strategy to transform Philips into a truly market-driven healthcare, lifestyle and technology company. And with the introduction of our new brand promise ‘Sense and simplicity’ we are creating a unique, differentiated positioning that will further enhance our value proposition to our customers.

Strong financial performance

Adjusted for the weakening US dollar, sales were up almost 9% compared to 2003, mainly in Semiconductors, driven by a rebound in the industry, and in Consumer Electronics. Going forward, however, our focus on innovation is providing Philips with a basis for stronger growth across all our divisions. Capitalizing on the significant cost savings and the process improvements we have made over the past few years, income from operations increased to EUR 1,607 million, or 5.3% of sales, moving us closer to our goal of a 7-10 % operating margin, to be realized within one to two years from now. Income from operations includes a gain from the initial public offering of NAVTEQ (EUR 635 million) as well as an impairment charge for MedQuist (EUR 590 million) and the net cost of settlement of litigation with Volumetrics (EUR 133 million).

Philips Annual Report 2004          7

Message from the President

Results from unconsolidated companies rose to EUR 1,422 million, driven by improved performance by TSMC and our LCD venture LG.Philips LCD. Thanks to its successful IPO, the latter company now has direct access to the capital markets. We also took steps to dispose of some more of our financial holdings. Altogether, this resulted in Group net income of EUR 2,836 million, or EUR 2.22 per share. Cash flow from operating activities was strong at EUR 2,697 million. On a net basis, the Company is now virtually debt-free, which will allow us to pursue our growth plans while also returning cash to you in the form of a higher dividend.

Fulfilling our commitments

In my message to you last year, we committed to the following management agenda for 2004:

•	To achieve 14% EBITA at Medical Systems in 2004

•	To implement CE’s renewal program to achieve 4 – 4.5% operating margin by the end of 2005

•	To accelerate profitable growth through the sustained transformation of Philips into a market-driven organization

•	To increase the number of product leadership positions and the rate of innovation across the Group

•	To continue to focus on reducing indirect costs to achieve additional savings of EUR 250 million.

I would now like to review these commitments and discuss how we performed.

14% EBITA at Medical Systems

I am very proud to report that we met our target of 14% EBITA. Actually we surpassed it, achieving 14.4% excluding the Volumetrics settlement. The management team at Medical Systems has successfully completed the integration of our recent acquisitions and has been able to create a strong platform for future growth. I am particularly pleased about our strong order book, up 16% year-on-year, driven by our innovative product portfolio. The operational start of our Philips-Neusoft venture in China in September 2004 should significantly strengthen our position in Asia and emerging markets.

We are eager to see the problems at MedQuist being resolved and will do whatever we can to support that.

Consumer Electronics’ Business Renewal Program

Consumer Electronics has been making significant advances in many areas. Its Business Renewal Program is ahead of schedule and delivering more than the expected cost savings. We have acquired Gemini’s accessories business, a high-margin activity with significant scope for expansion globally. And we are divesting our OEM monitor business and our industrial and R&D operations for monitors and entry-level Flat TVs to TPV of Taiwan, creating a more competitive cost base for our branded activities. Overall, market conditions remain challenging for the industry. Thanks to strong past-use license income, Consumer Electronics was able to compensate for its restructuring costs and low product margins, achieving an integral operating margin of 3.6%.

8          Philips Annual Report 2004

Creating a market-driven organization

Our efforts to transform Philips into a truly market-driven, customer-centric organization have resulted in considerable activity across a broad front. Our efforts to implement cross-divisional key account management for our top 20 accounts, both OEM and consumer retail, are fully under way, the aim being to achieve higher levels of customer satisfaction resulting in more profitable growth. Our drive to build a strong brand reached a major milestone in September with the launch of our new brand positioning, encapsulated in the brand promise ‘Sense and simplicity’.

Product leadership through innovation

My colleagues on the Board of Management and I actively review and measure the rate of innovation and new product development within each product division. This focused attention is already paying dividends. Medical Systems, for instance, recorded its strong order intake following the introduction of a number of new, highly innovative products, such as the Brilliance CT system.

Equally, the stronger performance of our Lighting division is attributable to a higher innovation rate and our unique, best-selling Ambilight Flat TV is a great result of cross-divisional cooperation on innovation.

We are also continuing our successful strategy of joining forces with major consumer brands to bring innovative new products to market, the latest being the PerfectDraft home beer system (with InBev) and the Sonicare IntelliClean power toothbrush (with Crest/Procter & Gamble).

Reducing indirect costs

After achieving company-wide overhead cost savings of EUR 1 billion in 2003, we continued to simplify our organization and drive down costs wherever possible. With realized savings of EUR 274 million, we have surpassed our EUR 250 million target for the year. Improving the efficiency of our business support functions to ‘best-in-class’ levels should allow us to achieve another EUR 500 million in additional annual savings in the next three to four years.

Sense and simplicity

Now let me return to what was a major development at Philips in 2004 — the introduction of our new brand positioning. At its core is the promise to our customers of a more comfortable, more intuitive and more straightforward relationship with technology — and with Philips. We encapsulate this in our new brand promise, ‘Sense and simplicity’. This simple phrase demonstrates our understanding that people want technology that gets the job done without drawing attention to itself. Products that are relevant and meaningful to them — that make sense in the context of their lives. Solutions that make it easy to enjoy the enhanced experiences that technology can offer. The advertising campaign that we launched in the last few months of 2004, illustrates our transformation into a healthcare, lifestyle and technology company. This campaign represents significant marketing investment that is intended to drive preference for Philips over time.

Philips Annual Report 2004          9

Message from the President

Growth through a focus on healthcare

Our determination to build a strong Medical Systems division is just one reflection of the increasing importance of healthcare as a driver of growth and expansion at Philips.

In 2004 we set up a new business unit, Consumer Health & Wellness, to focus our efforts on the potentially enormous market for personal healthcare and health monitoring. This emerging market is a natural consequence of the ageing of the population in many societies and the growing trend for medical treatment to move from hospitals into the home. We have already made several initial steps towards this consumer market. In 2004 our easy-to-use HeartStart defibrillator received FDA approval for over-the-counter sale to consumers, jumpstarting sales in the fourth quarter. We also started pilots for remote health monitoring with several partners. And our Lighting division is exploiting the potential of UV lighting in the quest for clean drinking water, while our Semiconductors division is researching solutions for on-chip testing of blood samples.

Growth in Asia on target

We continue to expand our presence in Asia Pacific, in line with our plans to achieve one third of our total sales in this region by 2008. In 2004, Medical Systems set up a manufacturing and R&D venture with Neusoft Group Ltd. of China (Philips-Neusoft Medical Systems). We expect that this venture will not only allow us to quickly expand our presence in the large Chinese medical systems market, but will also enable us to add economy and mid-range products to our portfolio, for which there is great demand in China and many other developing markets in Asia, South America and Eastern Europe.

In China, Philips is already one of the largest multinationals in the country, with 20,000 employees and 15 R&D centers. Our plans to grow still further in China are on track. We are a market leader in domestic appliances and lighting, and we hold top 3 market positions in medical systems and semiconductors. In other parts of Asia too, especially in the dynamic ASEAN region and India, we are rapidly expanding our presence, building upon our long history in the region, the strength of our brand and the appeal of our products and technology solutions.

The way forward

As we have progressed, we have clearly defined and refined our strategy, which is to focus on increasing profitability through re-allocation of resources towards opportunities offering higher rates of return, primarily in our Medical Systems, Lighting and Domestic Appliances and Personal Care (DAP) businesses — areas that have demonstrated a strong return on investment. Other strategic priorities include reducing the volatility of earnings by changing to an asset-light business model for Semiconductors and Consumer Electronics. The pursuit of operational excellence and ongoing business transformation will drive productivity improvements. We will continue to leverage our brand and core competencies while building partnerships with key customers, both in the business-to-business and business-to-consumer markets.

10          Philips Annual Report 2004

“These steps should help to make Philips a more predictable, higher-margin and more cash-generative company.”

And to sustain growth in the longer term we will continue to invest in world-class innovation and leverage our strong intellectual property position. These steps should help to make Philips a more predictable, higher-margin and more cash-generative company.

We will also work hard to retain our No. 1 ranking in the Dow Jones Sustainability Index, which we are now enjoying for the second consecutive year.

Management agenda for 2005

What are our priorities for 2005?

•	To grow Healthcare as part of our portfolio

•	To continue the transformation of Philips into a market-driven organization

•	To continue the focus on innovation across the Group

•	To reduce earnings volatility of our cyclical businesses

•	To focus on further simplifying Philips.

Staying the course

On behalf of my colleagues on the Board of Management, I would like to express my thanks to you, our shareholders, for your continued support. I also wish to thank our customers for their loyalty and all Philips employees for their hard work during the year.

On a personal note I would like to thank Jan Hommen, who will be retiring from the Company at the end of April. In his role as CFO and Vice-Chairman of the Board of Management, Jan has been invaluable in steering the Company through difficult times, and in building a culture of total financial transparency and strong performance orientation. We also have to say goodbye to Lo van Wachem, the Chairman of our Supervisory Board, whose stewardship and wisdom we always have valued. I wish them both all the best.

The challenge facing us all now is to further realign our Company to deliver on our new brand promise in each and every aspect of what we do and make. With rigorous and consistent execution I am convinced we can take that decisive next step on our journey toward sustained profitable growth.

Gerard Kleisterlee,

President

Philips Annual Report 2004          11

Governance

Corporate governance

For many years now Philips has pursued a consistent policy to enhance and improve its corporate governance — including its disclosure practices — in line with best practices. In its two-tier corporate structure, executive management is entrusted to the Board of Management under the supervision of the independent Supervisory Board. Both boards are accountable to the General Meeting of Shareholders for the performance of their functions. All outstanding shares carry voting rights. Continuously striving to improve relations with its shareholders, Koninklijke Philips Electronics N.V. (the ‘Company’) seeks for an accurate and complete disclosure policy and follows an active investor relations approach.

Comprehensive internal procedures, compliance with which is supervised by the Supervisory Board and its Audit Committee, are in place for the preparation and publication of financial results and ad-hoc financial information. The annual financial statements, observing Dutch law and applying US and Dutch GAAP, are presented for discussion and adoption to the General Meeting of Shareholders. A separate Annual Report on Form 20-F, certified by both the Chief Executive Officer and the Chief Financial Officer, is filed with the US Securities and Exchange Commission. The Company, which is required to comply with the US Sarbanes-Oxley Act and related regulations, has disclosed and maintains a policy of strict separation between the auditing and non-audit functions of its external auditor. The external auditor, which is assessed by the Supervisory Board and its Audit Committee, is appointed by the General Meeting of Shareholders as required by Dutch law. A proposal shall be made to the 2005 Annual General Meeting of Shareholders to re-appoint KPMG Accountants N.V. for an additional three years.

Against the background of the continuing endeavors to improve the Company’s corporate governance, and in connection with the implementation of the Dutch Corporate Governance Code of December 9, 2003 and new Dutch legislation, a proposal will be made to the 2005 Annual General Meeting of Shareholders to amend the current articles of association of the Company.

The Company addresses its overall corporate governance structure and the way it implements the Dutch Corporate Governance Code in the section Corporate Governance on pages 195 to 208.

Philips General Business Principles

The Philips General Business Principles (GBP) govern the Company’s business decisions and actions throughout the world, applying equally to corporate actions as well as the behavior of individual employees when on company business. They incorporate the fundamental principles on which all Philips activity is or should be based.

2004 saw the worldwide roll-out of the new version of the GBP. These have been translated into the local language — and are an integral part of the labor contract — in virtually all countries. Responsibility for compliance with the Principles rests first and foremost with the management of each business. In every country organization and in the major production sites a Compliance Officer has been appointed. Confirmation of compliance with the GBP is an integral part of the annual Statement on Business Controls that has to be issued by the management of each organizational unit.

In 2004 we took a number of fundamental steps to encourage full compliance, e.g. the introduction of whistleblower policies and standardized complaint reporting and escalation procedures. Guaranteed-anonymity hotlines are now in place in the Philips organizations in North America, Latin America and virtually all of Asia Pacific.

To drive the practical deployment of the GBP, a set of Directives have been published, including the Purchasing Code of Ethics and the Financial Code of Ethics. To ensure compliance with the highest standards of transparency and accountability by all employees performing important financial functions, the Financial Code of Ethics contains, among other things, standards to promote honest and ethical conduct, and full, accurate and timely disclosure procedures to avoid conflicts of interest. In 2004 a new dilemma-training casebook was developed to heighten awareness and understanding of the general issue of business ethics and, more specifically, to promote compliance with the GBP. This casebook is also widely used on introductory courses for new employees. Within our Medical Systems division, e-learning tools are deployed to ensure that the new GBP are embedded throughout the organization, and other parts of Philips are expected to adopt this methodology in the coming year.

12          Philips Annual Report 2004

Sustainability

Our Sustainability Report 2003 — the second to be published — covered the progress we made in our approach to sustainability. Sustainability deals with integrating social, environmental and economic responsibility. In 2004, for the second consecutive year, Philips was ranked number one in its sector in the Dow Jones Sustainability Index. Philips was noted for strengthening its sustainability governance and vertically integrating sustainability management in product divisions, businesses and regions; this has enabled Philips to respond to unique market challenges in developing countries.

The focus of our 2004 report is on the process of embedding sustainability in our organization and company culture; in our product design and manufacturing process; in our business strategy; and in the relationship with our stakeholders outside Philips.

The embedding process means moving away from isolated initiatives and functions to a comprehensive, integrated and balanced approach covering the environmental, social and economic responsibilities. It involves seeing sustainability not as a simple ‘add-on’, but as part of Philips’ strategy, underlining our brand positioning. The progress we made over the past year will be demonstrated in the 2004 Sustainability Report, which features extended performance reporting. This includes new information on health and safety, the EcoDesign process, supplier management, social investments and the GBP.

Philips Annual Report 2004          13

Reporting and Control

Within the context of our Towards One Philips program we have devoted a lot of attention to simplifying and improving all our processes, including our financial processes. Harmonization and standardization of processes and data have been the key drivers of the improvements and have also enabled a significant reduction in the number of IT systems. At the same time we saw many changes in the regulatory environment: increased governance and control requirements, like the Sarbanes-Oxley Act in the United States and the Dutch Code on Corporate Governance (‘Tabaksblat’) in the Netherlands, as well as the introduction of the new IFRS reporting standards in Europe.

Instead of just building additional processes and systems to comply with the new requirements we made the new regulatory requirements an integral part of the redesign of our financial processes and have embedded the improvements in reporting and control standards deep in the organization.

Jan Hommen
Chief Financial Officer

Financial reporting

In 2004 the Company completed the implementation of a standard chart of accounts in all main Enterprise Resource Planning (ERP), systems ensuring the same definitions are used consistently in all our units. This chart has been defined such that on the lowest possible aggregation level the information to generate US GAAP, IFRS and local GAAP is captured and stored.

The Company’s primary reporting is on a US GAAP basis; starting with 2005 the Company will also report on an IFRS basis. Given the level of similarity between IFRS and US GAAP, the adaptation required in our internal reporting systems was limited. In the first half of 2003 the Company conducted an extensive gap analysis to determine the relevant differences between US GAAP and IFRS. On the basis of this analysis a project was started to define additional reporting requirements, adjust accounting policies, train staff and implement supplementary IFRS reporting. During 2004 the reporting was started internally and the audit of the additional IFRS information was organized in order to be able to publish a restatement of the 2004 financial information to comparable IFRS figures before the publication of the report on the first quarter of 2005. The most important differences affecting Philips relate to the capitalization of certain product development costs as required under IFRS, which will be a recurring item, and the one-time elimination of unrecognized pension gains and losses in the IFRS opening balance sheet.

Approach to risk management and business controls

The Company’s risk and control policy is designed to provide reasonable assurance that strategic objectives are met. It makes management responsible for identifying the critical business risks and the implementation of fit-for-purpose risk responses. The risk management approach is embedded in the periodic business planning and review cycle. The Philips Business Control Framework (BCF), derived from the leading COSO framework on internal control, sets the standard for risk management and business control in the Company. The BCF addresses financial reporting, business processes and compliance. With respect to financial reporting, a structured, quarterly self-assessment and monitoring process is used company-wide to assess compliance with the Company’s standard on internal control over financial reporting. These controls are the cornerstone of the internal assurance process that allows the management of the Company to attest the reliability of the financial information of the Company and the timeliness and completeness of the disclosures.

14          Philips Annual Report 2004

On the basis of risk assessments, product division and business management determine the risks related to the achievement of business objectives and appropriate risk responses in relation to the respective business processes and objectives. To ensure compliance with laws and regulations, as well as with the Company’s norms and values for ‘doing business’, rules are laid down in the Philips General Business Principles and enforced by a global system of Compliance Officers. The Philips General Business Principles include a Financial Code of Ethics.

Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits.

Internal controls over financial reporting

In view of internal and external developments, the Company decided in 2002 to revisit and further strengthen the fundamentals of its Business Control Framework. The first of these developments is our drive to harmonize ERP systems, with SAP as the leading standard, enabling us to replace time-consuming manual controls with embedded, automated controls. The second development was the introduction of the US Sarbanes-Oxley Act and the related rules requiring, among other things, that companies should assess and review their internal controls more frequently, systematically document their findings and personally involve managers in the monitoring process.

The Company rolled out a global Internal Control Standard (ICS) on financial reporting, making use of its existing IT infrastructure to support management in a quarterly cycle of assessment and monitoring, creating full transparency of our control environment. The Internal Control Standard has been deployed in 900 reporting units, where business process owners perform approximately 90,000 controls each quarter. To support the roll-out, the Company has embarked on an extensive training program. Workshops have been organized for the Company’s Leadership Group to familiarize the top 200 in product division and functional domains with the concepts of the improved Business Control Framework. In addition, some 60 training sessions have been conducted in all regions, reaching controllers and managers in all relevant units.

Risk management

The business-specific risks are managed mainly by the businesses within the overall Business Control Framework. Treasury, taxation and pensions are managed on Group level.

Our operations and our sales are located in almost every country in the world, leading to a complex risk landscape. Furthermore, the markets themselves have been very volatile and necessitate constant and professional vigilance. As it is the Company’s objective to minimize the impact on earnings and cash flow as a result of movements in financial markets, Corporate Treasury has issued policies and guidelines to that effect. The financial risks are assessed continuously with the support of financial experts and subsequently hedged in the most cost-efficient manner.

Corporate Fiscal develops tax policies and guidelines with regard to international fiscal issues in accordance with international standards. A review system is in place to safeguard proper reporting of tax positions in the Philips accounts.

With pension obligations in more than 40 countries, the Company has devoted considerable attention and resources to ensuring disclosure, awareness and control of the resulting exposures. Depending on the investment policies of the respective pension funds and the size of their pension assets compared to their pension obligations, developments in financial markets may have significant effects on funded statuses and pension cost. To monitor the corresponding risk exposure both for the respective pension funds and for the Company, a Global Risk Reward Model for pensions has been developed. The model, which covers around 95% of the total pension exposure, allows analysis of the sensitivities to changes in equity market valuations and interest rates and the determination of optimal combinations of expected risks and returns for the respective pension funds.

Finance shared service centers

Our Global Service Units in Thailand, India and Poland are now fully operational. They are key in supporting quality-improvement and cost-reduction plans for finance operations. Processes are being standardized globally, and each service center will very soon be operating in a similar way. Global Service Units are helping us to raise our competencies and skills in Finance & Accounting. Overall we are pleased to see that these efforts are also helping to strengthen our internal controls, through increased professionalism and a deeper understanding of our processes.

Philips Annual Report 2004          15

16          Philips Annual Report 2004

Board of Management

Gerard Kleisterlee 1946, Dutch

President/CEO and Chairman of the Board of Management and the Group Management Committee
President/CEO and Chairman of the Board of Management since April 2001; member of the Board of Management since April 2000; member of the Group Management Committee since January 1999
Corporate responsibilities: Communications, Internal Audit, Legal, Human Resources Management, Strategy, Marketing, Lighting, Semiconductors, Region Asia and China Growth Plan

After graduating in electronic engineering at Eindhoven University of Technology, Gerard Kleisterlee started his career with Philips in 1974 at Medical Systems. In 1981 he became general manager of Professional Audio Systems. In 1986 he joined Philips Components, and after becoming general manager of Philips Display Components for Europe, he was appointed managing director of Philips Display Components worldwide in 1994. He became president of Philips Taiwan and regional manager for Philips Components in Asia Pacific in 1996. He was also responsible for the activities of the Philips Group in China from September 1997 to June 1998. From January 1999 to September 2000 he was President/CEO of the former Philips Components division.

Gerard Kleisterlee is also Chairman of the Supervisory Board of Eindhoven University of Technology and non-executive director of Vivendi Universal.

Jan Hommen 1943, Dutch

Vice-Chairman of the Board of Management and Chief Financial Officer
Vice-Chairman of the Board of Management since April 2002; member of the Board of Management and the Group Management Committee and Chief Financial Officer since March 1997
Corporate responsibilities: Medical Systems, Control, Treasury, Fiscal, Mergers & Acquisitions, Investor Relations, Information Technology, Pensions, Real Estate, Purchasing, Corporate Investments, Region North America, Region Latin America, NAVTEQ, MedQuist

Jan Hommen studied business economics at Tilburg University, before beginning his career as controller at Lips Aluminium in Drunen (The Netherlands) in 1970. This company was taken over by Alcoa in 1975, whereupon he became financial director of Alcoa Nederland. In 1978, Jan Hommen moved to Alcoa’s head office in Pittsburgh, USA, as assistant-treasurer, becoming vice-president and treasurer in 1986 and executive vice-president and chief financial officer in 1991.

Jan Hommen is Chairman of the Board of the Philips US subsidiary MedQuist. He is also a member of the Supervisory Boards of Royal Ahold and TPG and Chairman of the Supervisory Board of the University Hospital of Maastricht.

Ad Huijser 1946, Dutch

Executive Vice-President and Chief Technology Officer
Member of the Board of Management since April 2002; Chief Technology Officer since May 2001; member of the Group Management Committee since April 1999 and CEO of Philips Research since 1998
Corporate responsibilities: Technology Management, Research, Center for Industrial Technology, Intellectual Property & Standards, Philips Optical Storage, LG.Philips ventures, Philips Software

After graduating from Eindhoven University of Technology, Ad Huijser gained a Ph.D. in applied physics from the University of Twente. He joined Philips in 1970 and held various positions in the Research Laboratories before becoming chief technology officer for the Consumer Electronics division in 1991. A year later he became managing director of R&D for the Television business group. In 1994 he returned to the Research Laboratories as managing director and chairman of the management committee, and in 1996 he was appointed senior adviser and director of Philips Multimedia Center in California.

Ad Huijser is also a member of the Supervisory Board of CQM (Centre for Quantitative Methods) and Chairman of the Board of Directors of LG.Philips LCD.

Gottfried Dutiné 1952, German

Executive Vice-President
Member of the Board of Management since April 2002; member of the Group Management Committee since February 2002; from January 2003 to November 2004 he was President/CEO of the Consumer Electronics division
Corporate responsibilities: Consumer Electronics, Domestic Appliances and Personal Care, Region Europe, Middle East & Africa

Gottfried Dutiné holds a degree in electrical engineering and a Ph.D. in communications technology from the University of Darmstadt, Germany. He began his career at Rockwell-Collins in Frankfurt, where he was appointed director of engineering. In 1984 he joined Motorola, and in 1989 he went to Robert Bosch GmbH, where he held several positions before leaving for Alcatel in Paris at the end of 1997. At Alcatel he was appointed vice-president of the Telecom Board Committee and area president for Central & Eastern Europe and Russia.

Philips Annual Report 2004          17

Group Management Committee

As at December 31, 2004, the Group Management Committee (GMC) was composed of the Board of Management and the following senior officers:

Arie Westerlaken 1946, Dutch

Member of the GMC since May 1998, Secretary to the Board of Management since 1997 and Chief Legal Officer since 1996
Corporate responsibilities: Legal, Company Secretary, Company Manual, General Business Principles

Arie Westerlaken graduated in law from the University of Utrecht. He joined Philips’ legal department in the Netherlands in 1973 and was appointed general counsel to Philips Japan in 1979. After six years in Japan and five years with the Corporate Legal Department in Eindhoven, he left Philips in 1990 to become director of legal affairs at DAF Trucks. Returning to Philips in 1994, he was appointed director of legal affairs.

Scott McGregor 1956, American

Member of the GMC from January 2002 and President/CEO of the Semiconductors division from 2001 until 2004

Scott McGregor holds a B.A. in psychology and an M.Sc. in computer science and computer engineering from Stanford University. He joined Philips Semiconductors in 1998 with responsibility for the newly created unit Emerging Businesses, focusing on creating fast-growing markets such as smart cards, networking, digital media processing and computing. Prior to joining Philips, he held senior management positions at the Xerox Palo Alto Research Center, Microsoft, Digital Equipment and SCO. Scott McGregor relinquished his position as of January 1, 2005 and left the Company.

Andrea Ragnetti 1960, Italian

Member of the GMC since January 2003 and Chief Marketing Officer since 2003
Corporate responsibilities: Global Brand Management, Design and Corporate Alliances

Andrea Ragnetti holds a degree in political science from Perugia University. He began his career in marketing at Procter & Gamble in 1987. In 1993 he joined Joh. A. Benckiser, becoming marketing vice-president, a position he held until 1997. He joined Telecom Italia in 1998 as executive vice-president of marketing for its Mobile division and took up a similar position with its Consumer division a year later.

Tjerk Hooghiemstra 1956, Dutch

Member of the GMC since April 2000; responsible for Human Resources Management since 2000
Corporate responsibilities: Human Resources Management

Tjerk Hooghiemstra graduated in economics from Erasmus University in Rotterdam in 1982. He spent three years with the Amro Bank before joining the Hay Group in 1986, becoming a member of its European Executive Board and a partner of the Hay Group Exempted Partnership. Joining Philips in 1996, he was appointed managing director of HRM for the Consumer Electronics division.

Jouko Karvinen 1957, Finnish

Member of the GMC since October 2002 and President/CEO of the Medical Systems division since 2002
Corporate responsibilities: Medical Systems

Jouko Karvinen holds an M.Sc. in electronics and industrial economics from Tampere University of Technology in Finland. Before joining Philips in 2002, he was responsible for the Automation Division of ABB Group Ltd. and was a member of the ABB Group Executive Committee. Jouko Karvinen also served ABB Group in several international positions, with business responsibilities in marketing and sales, project management and operations. He has extensive experience in integrating businesses after acquisitions.

Theo van Deursen 1946, Dutch

Member of the GMC since April 2003 and President/CEO of the Lighting division since 2003
Corporate responsibilities: Lighting, Quality Policy Board

Theo van Deursen joined Philips in 1973 after graduating in Electronics and Business Administration at Eindhoven University of Technology. Since then, he has held a number of key management positions, including CEO of the Lighting Electronics and Automotive & Special Lighting business groups. In 2002 he was entrusted with responsibility for the dissolution of the Components division. In 1985 he graduated from IMD’s Executive MBA program and later complemented this study with an Executive MBA from the University of Virginia.

18          Philips Annual Report 2004

Daniel Hartert 1958, German

Member of the GMC since August 2003 and Chief Information Officer since 2002
Corporate responsibilities: Information Technology

Daniel Hartert graduated in Computer Science and Business Administration in 1986. In the first six years of his professional career he held various technical positions with Robert Bosch GmbH and VLSI Technology GmbH in Munich. In 1992 he joined Bertelsmann AG as IT Director of its European music business. In 1995 he moved to New York as International CIO of Bertelsmann Music Group, before returning to Germany four years later to become Bertelsmann CIO and member of the Executive Board of Bertelsmann’s Direct Group. In 2001 he was appointed to the Executive Board of Arvato, the Services Division of Bertelsmann.

Rudy Provoost 1959, Belgian

Member of the GMC since August 2003 and CEO of the Consumer Electronics division since 2004
Corporate responsibilities: Consumer Electronics, International Key Account Management

Rudy Provoost holds degrees in Psychology and Business Administration from the University of Gent. He began his career in 1984 with Procter & Gamble Benelux. In 1987 he joined Canon Belgium, in the field of sales and marketing, becoming General Manager of Marketing for all business operations in 1989. In 1992 Rudy Provoost joined Whirlpool Belgium as Managing Director, going on to become Vice President Whirlpool Brand Group Europe in 1999. He joined Philips in October 2000, when he was appointed Executive Vice President of Philips Consumer Electronics in Europe. After being appointed CEO of Philips Consumer Electronics Global Sales and Services in 2003, he became CEO of the Consumer Electronics division in November 2004.

Barbara Kux 1954, Swiss

Member of the GMC since October 2003 and Chief Procurement Officer since 2003
Corporate responsibilities: Purchasing, Sustainability Board

Barbara Kux holds an MBA from INSEAD. She began her career with Nestlé Germany as marketing manager in 1979. In 1984 she joined McKinsey, handling global assignments in strategy and business transformation. Five years later she joined ABB as Vice President responsible for the company’s entry into Central and Eastern Europe. In 1993 she returned to Nestlé as Vice President of the company’s Central and Eastern Europe region. In 1999 she joined Ford Europe as Executive Director responsible for capturing corporate synergies and establishing common business processes and structures across all key functions, including procurement.

Frans van Houten 1960, Dutch

Member of the GMC since August 2003 and President/CEO of the Semiconductors division since 2004
Corporate responsibilities: Semiconductors

Frans van Houten holds a degree in Economics, Marketing and Business Management. He joined Philips in 1986, working in sales and marketing, before moving to the US in 1992 to become CEO of Philips Airvision, a small in-flight entertainment start-up. From 1993 to 1996 he was Vice President Global Marketing and Sales of the Communication Network Systems division at PKI in Germany. In 1996 he joined Consumer Electronics (CE), setting up the Disc Systems business. In 1998 he became COO of the Digital Video Group in Palo Alto, California, before moving to Singapore in 1999 as Executive Vice President of CE’s country organizations and businesses in the Asia Pacific and Middle East & Africa regions. In 2002 he became General Manager of Global Business Creation for CE, and in 2003 he was appointed CEO of the Consumer Electronics Business Groups. In November 2004 he was appointed President/CEO of the Semiconductors division.

Johan van Splunter 1945, Dutch

Member of the GMC since August 2003 and President/CEO of the Domestic Appliances and Personal Care division since 2003 Corporate responsibilities: Domestic Appliances and Personal Care

Johan van Splunter studied Business Economics at the University of Amsterdam. He joined Philips in 1969, holding positions in product management, marketing and general management in the fields of personal care and consumer electronics. In 1985 he was appointed Managing Director of Grundig Appliances in Germany and later became a member of the Board of Management of Grundig AG. In 1997, Johan van Splunter was named CEO of Philips South Africa. In 1999 he became President and Chairman of Philips Asia Pacific. From October 2001 to December 2002, while in his position as Regional Executive, he was also CEO of Philips in Singapore.

Philips Annual Report 2004          19

Supervisory Board

L.C. van Wachem 1931, Dutch** ***

Chairman
Member of the Supervisory Board since 1993; third term expires in 2005

Former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group and former Chairman of the Supervisory Board of Royal Dutch Petroleum Company. Former member of the Supervisory Boards of Akzo Nobel, Bayer and BMW and of the Board of IBM. Currently Chairman of the Board of Directors of Zurich Financial Services and of Global Crossing Ltd., and member of the Board of Directors of ATCO.

Sir Richard Greenbury 1936, British**

Member of the Supervisory Board since 1998; second term expires in 2006

Former Chairman and Chief Executive Officer of Marks & Spencer and former director of Lloyds TSB, British Gas, ICI, Zeneca and Electronics Boutique Plc.

C.J.A. van Lede 1942, Dutch**

Member of the Supervisory Board since 2003; first term expires in 2007

Former Chairman of the Board of Management of Akzo Nobel and currently Chairman of the Supervisory Board of Heineken, member of the Supervisory Boards of Akzo Nobel, AF/KL, Reed Elsevier, Sara Lee Corporation, Air Liquide, and Chairman of the Board of Directors of INSEAD.

W. de Kleuver 1936, Dutch* ***

Vice-Chairman and Secretary
Member of the Supervisory Board since 1998; second term expires in 2006

Former Executive Vice-President of Royal Philips Electronics.

J-M. Hessels 1942, Dutch*

Member of the Supervisory Board since 1999; second term expires in 2007

Former Chief Executive Officer of Royal Vendex KBB and currently Chairman of the Supervisory Board of Euronext and member of the Supervisory Boards of Amsterdam Schiphol Group, Royal Vopak (till April 2005), Heineken and Fortis.

J.M. Thompson 1942, Canadian**

Member of the Supervisory Board since 2003; first term expires in 2007

Former Vice-Chairman of the Board of Directors of IBM, Hertz and Robert Mondavi; currently Chairman of the Board of Toronto Dominion Bank and a director of Thomson Corporation.

L. Schweitzer 1942, French

Member of the Supervisory Board since 1997; second term expires in 2005

Chairman and Chief Executive Officer of Renault, Chairman of AstraZeneca, President of Renault-Nissan and member of the Boards of BNP Paribas, Electricité de France, Volvo and Veolia Environnement.

Prof. K.A.L.M. van Miert 1942, Belgian*

Member of the Supervisory Board since 2000; second term expires in 2008

Former Vice-President of the European Commission and former President of Nyenrode University, member of the Supervisory Boards of RWE, Agfa Gevaert, De Persgroep, Munich Re, Anglo American, Vivendi Universal and Solvay.

E. Kist 1944, Dutch

Member of the Supervisory Board since 2004; first term expires in 2008

Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Boards of the Dutch Central Bank, DSM and Moody’s Investor Services.

*	Member of the Audit Committee

**	Member of the Remuneration Committee

***	Member of the Corporate Governance and Nomination & Selection Committee

20          Philips Annual Report 2004

Supervisory Board Report

General

The supervision of the policies and actions of the executive management (the Board of Management) of Koninklijke Philips Electronics N.V. (the ‘Company’) the Company is entrusted to the Supervisory Board, which, in the two-tier corporate structure prescribed by Netherlands law, is a separate body and fully independent from the Board of Management. This independence is also reflected in the requirement that members of the Supervisory Board be neither a member of the Board of Management, nor an employee of the Company. The Supervisory Board considers all its members to be independent under the applicable US standards and pursuant to the Dutch Corporate Governance Code of December 9, 2003 (the ‘Dutch Corporate Governance Code’). The Supervisory Board, acting in the interests of the Company and the Philips Group, supervises and advises the Board of Management in performing its management tasks and setting the direction of the Philips Group’s business. It is empowered to recommend to the General Meeting of Shareholders persons to be appointed as members of the Supervisory Board or the Board of Management. Major management decisions, including the Philips Group strategy, require the approval of the Supervisory Board. The Supervisory Board further supervises the structure and management of systems of internal business controls and the financial reporting process. It determines the remuneration of the individual members of the Board of Management within the remuneration policy adopted by the General Meeting of Shareholders. While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to three permanent committees: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee and the Audit Committee. The separate reports of these committees are part of this report and published below.

As in prior years, the Supervisory Board discussed developments in the area of corporate governance in 2004. In addition to the preparations for the implementation of the Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls over financial reporting, the Dutch Corporate Governance Code and its consequences were discussed in several meetings. As in 2003, Philips addresses its overall corporate governance structure in this Annual Report (refer to pages 195 to 208). In connection therewith and with new Dutch legislation, a proposal will be made to the Annual General Meeting of Shareholders to be held on March 31, 2005 to amend the current articles of association of the Company. Upon adoption of this proposal by the General Meeting of Shareholders, the priority shares will be cancelled and the thresholds for overruling the Supervisory Board’s binding recommendation for appointments of members of the Board of Management and the Supervisory Board will be changed. The proposal to amend the articles of association also contains detailed provisions on dealing with conflicts of interests of members of the Board of Management and stipulates that resolutions that are so far-reaching that they would significantly change the identity or nature of the Company or the enterprise shall be subject to the approval of the General Meeting of Shareholders.

Meetings of the Supervisory Board

The Supervisory Board met six times in the course of 2004, including a meeting on strategy; all of its members who were in office during the full year participated in four or more of these meetings. The members of the Board of Management were present at the meetings of the Supervisory Board except in matters regarding the composition and functioning of the Supervisory Board and its members. The Supervisory Board also met without the members of the Board of Management being present when they discussed the composition of the Board of Management and the Group Management Committee, as well as the remuneration and performance of members of the Board of Management and the Group Management Committee. During the course of the year the Supervisory Board was informed and consulted by the Board of Management on the course of business, important decisions and the Philips Group strategy. In addition to the scheduled meetings, the Chairman and other members of the Supervisory Board had regular contact with the President/CEO and other members of the Board of Management throughout the year.

Composition and remuneration of the Supervisory Board

The Supervisory Board aims for an appropriate combination of knowledge and experience among its members in relation to the global and multi-product character of the Company’s businesses. Consequently the Supervisory Board aims for an appropriate level of experience in marketing, manufacturing, financial, economic, technology, social and legal aspects of international business and government and public administration. The Supervisory Board further aims to have available appropriate experience within Philips by having one former Philips executive as a member. Members are appointed for fixed terms of four years and may be re-appointed for two additional four-year terms.

The Supervisory Board currently consists of nine members, who are listed on page 20 of this Annual Report. At the General Meeting of Shareholders held on March 25, 2004 Mr van Miert was re-appointed and Mr Kist was elected to the Supervisory Board. At the 2005 General Meeting of Shareholders the present term of Messrs van Wachem and Schweitzer will end. Mr van Wachem,

Philips Annual Report 2004          21

Supervisory Board Report

who joined the Supervisory Board in 1993, and has been Chairman since 1999, will not be eligible for re-election. We wish to express our sincere appreciation for the way Mr van Wachem has guided the Supervisory Board as its Chairman through the last six years and his many important contributions to the Company during his twelve-year term as a member of our Board. We wish him well for the future. The Supervisory Board has appointed Mr de Kleuver as its Chairman as from the closing of the 2005 Annual General Meeting of Shareholders.

The Board very much welcomes the fact that Mr Schweitzer, who has brought valuable experience and knowledge of various aspects of international business, including manufacturing and economics, to our Board since his first appointment in 1997, is available for re-appointment, and we, in agreement with the Meeting of Priority Shareholders, shall make a proposal at the 2005 General Meeting of Shareholders to re-appoint Mr Schweitzer.

We will also make a proposal at the 2005 Annual General Meeting of Shareholders to appoint Mr Wong Ngit Liong as from April 1, 2005 and Mr James J. Schiro as from October 1, 2005 as members of the Supervisory Board. Mr Wong (1941, Singapore) is the Chairman and CEO of Venture Corporation Ltd and its group of companies. Prior to setting up the Venture Corporation Group, Mr Wong spent more than twelve years with Hewlett-Packard Company, holding various management positions in the US, Singapore and Malaysia. He also serves on the boards of various listed and private companies including DBS Bank Ltd and DBS Group Holdings Ltd, SIA Engineering Company Ltd, and International Enterprise Singapore.

Mr Schiro (1946, USA) is CEO of Zurich Financial Services (since May 2002). He joined Zurich after a long career with PricewaterhouseCoopers. In 1995 he was elected CEO of Price Waterhouse, and in 1998 he led the merger of Price Waterhouse and Coopers & Lybrand. Mr Schiro is active in a number of professional, international and civic organizations in Switzerland and the United States. These activities include: member of the Board of Directors of PepsiCo, Vice-Chairman of the Swiss-American Chamber of Commerce, member of the International Business Council of the World Economic Forum and member of the European Financial Services Roundtable and the Financial Services Roundtable (US).

The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders. In accordance with the articles of association, the Supervisory Board has determined the additional remuneration for its Chairman and the members of its committees. Since 1998 the remuneration has been EUR 40,840 per year for members of the Supervisory Board and EUR 74,874 for the Chairman. For each committee membership the remuneration is EUR 4,538 per year; details are disclosed on pages 163 to 164 of this Annual Report. A proposal shall be made to the 2005 General Meeting of Shareholders to slightly adjust the fee structure for the chairman and members of the Supervisory Board and its committees.

Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee consists of the Chairman and Vice-Chairman of the Supervisory Board. In line with the New York Stock Exchange listing rules and other developments in the field of corporate governance, the Committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. In 2004, the Committee discussed several times the further steps the Company could take to improve its corporate governance and the way the Dutch Corporate Governance Code could be implemented. A full description of the Company’s current corporate governance structure is published on pages 195 to 208 of this Annual Report. In accordance with its charter, the Corporate Governance and Nomination & Selection Committee consulted in 2004 with the President/CEO and other members of the Board of Management on the appointment or re-appointment of candidates for Supervisory Board membership and candidates to fill current and future vacancies on the Board of Management and the Group Management Committee, prepared decisions and advised the Supervisory Board on the candidates for appointment and supervised the policy of the Board of Management on the selection criteria and appointment procedures for Philips Senior Management.

As of May 1, 2005, Mr Kleisterlee’s four-year term as President/CEO and member of the Board of Management will end. We are grateful that he has made himself available for another term, and thus the Supervisory Board, in agreement with the Meeting of Priority Shareholders, will propose at the General Meeting of Shareholders to re-appoint Mr Kleisterlee as President/CEO and a member of the Board of Management of the Company.

As of the same date, Mr Hommen, Vice-Chairman of the Board of Management and CFO, will retire. During his eight years with the Company, Mr Hommen has played a crucial role in building the confidence of our shareholders and the financial community. He successfully accomplished major assignments and we are grateful for the outstanding manner in which he served the Company. The Supervisory Board, in accordance with the Articles of Association, will propose at the 2005 Annual General Meeting of Shareholders to appoint Mr Pierre-Jean Sivignon as a member of

22          Philips Annual Report 2004

the Board of Management of the Company, succeeding Mr Hommen as Chief Financial Officer.

In respect of the Group Management Committee, the following changes occurred in 2004.

Mr Van der Poel relinquished his membership of the Group Management Committee and left the Company on April 1, 2004. As of the same date, Mr Oosterveld retired as a member of the Group Management Committee, and as of January 1, 2005, Mr McGregor relinquished his position as member of the Group Management Committee.

As of November 1, 2004, Mr van Houten succeeded Mr McGregor as CEO of the Semiconductors division, and as of the same date Mr Provoost was appointed CEO of the Consumer Electronics division.

Report of the Remuneration Committee

The Remuneration Committee, currently consisting of four members, who are listed on page 20 of this Annual Report, is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Group Management Committee. It met four times in the course of 2004.

The Remuneration Committee proposes to the Supervisory Board the remuneration policy for members of the Board of Management and other members of the Group Management Committee, and reports annually to the Supervisory Board on the implementation of this remuneration policy. The Supervisory Board, through the Remuneration Committee, implements this policy and determines on the basis of this policy the remuneration of the individual members of the Board of Management and other members of the Group Management Committee. The Remuneration Committee has been assigned its tasks as laid down in the Charter of the Remuneration Committee that forms part of the Rules of Procedure of the Supervisory Board. Currently, no member of the Remuneration Committee is a member of the management board of another listed company.

General remuneration policy

The objective of the remuneration policy for members of the Board of Management, approved by the 2004 General Meeting of Shareholders and published on the Company’s website, is in line with that for Philips executives throughout the Philips Group: to focus them on improving the performance of the Company and enhancing the value of the Philips Group, to motivate and retain them, and to be able to attract other highly qualified executives to enter into Philips’ service, when required.

In order to link executive remuneration to the Company’s performance, the remuneration package includes a significant variable part in the form of an annual cash bonus incentive and a long-term incentive in the form of restricted share rights and stock options.

Base salary

Base salaries are based on a function-related salary system. When first appointed, an individual Board of Management member’s base salary will usually be below the maximum function-related salary.

	Maximum base salary
Board of Management	2002	2003	2004
Chairman	1,012,000	1,020,000	1,020,000
CFO/Vice-Chairman	835,000	840,000	840,000
CFO	–	–	–
Member	651,000	660,000	660,000

Normally (and subject to the decision by the Supervisory Board) the base salary will reach the maximum function-related salary level over a maximum 3-year period from appointment. In line with market developments shown by benchmark research and additional market studies, the maximum function-related salary levels in 2004 have not been increased. In 2004, the (maximum) function-related salary of the President/CEO was EUR 1,020,000 and that of the Vice-Chairman/CFO EUR 840,000; the (maximum) function-related salary of the other Board of Management members was EUR 660,000. The annual review date for the base salary is April 1. Adjustment of individual salaries is influenced by the (annual) adjustment, if any, of the function-related salary levels and the progress to the (maximum) function-related salary level if this level has not yet been reached. The individual salary levels are shown in the table on page 161 of this Annual Report.

Annual Incentive (bonus)

Each year, a variable cash incentive (Annual Incentive) can be earned, based on factors such as the achievement of specific targets. These targets are set at a challenging level, taking into account general trends in the relevant markets, and are partly (80%) linked to the financial results of the Philips Group and partly (20%) to the set team targets in the areas of responsibility monitored by the individual members of the Board of Management. The Annual Incentive criteria are 1) the financial indicators of the Company: Net Income and Cash Flow, and 2) team targets. The related targets for the members of the Board of Management are determined annually at the beginning of the year by the Remuneration Committee on behalf of the Supervisory Board and hence are linked to the Company’s financial

Philips Annual Report 2004          23

Supervisory Board Report

performance, as well as to the team targets. The financial targets, based on US GAAP financial measures, pursue value creation as the main business objective and are set aiming for year-over-year improvement.

The on-target Annual Incentive percentage is set at 60% of base salary, and the maximum Annual Incentive achievable is 90% of the annual base salary. In exceptional circumstances, the Remuneration Committee may decide to increase this percentage by 20% (resulting in an Annual Incentive percentage of 108%). The Annual Incentive pay-out in any year relates to the achievements of the preceding financial year versus agreed targets. As a result, Annual Incentives paid in 2004 relate to the salary levels and the performance in the year 2003. Similarly, the Annual Incentive payable in 2005 will be calculated on the basis of the 2004 annual results.

The 2003 results led to an annual incentive pay-out in 2004, based on the degree of achievement of the financial target and team targets for 2003. The Annual Incentive pay-out in 2004 and for the previous two years is shown in the next table.

	Pay-out in 2002				Pay-out in 2003			Pay-out in 2004
Members Board of	Realized		as a % of		Realized		as a % of	Realized	as a % of
Management 1)	Annual		base salary		Annual		base salary	Annual	base salary
	Incentive		(2001)		Incentive		(2002)	Incentive	(2003)
G.J. Kleisterlee	0		0%		229,640		27.8%	867,600	86.8%
J.H.M. Hommen	0		0%		187,213		27.8%	711,432	86.8%
G.H.A. Dutiné	n.a.	3)	n.a.	3)	158,000	2)	42.1%	438,138	86.8%
A. Huijser	n.a.	3)	n.a.	3)	93,944	2)	27.8%	433,800	86.8%

1)	Reference date for Board membership is December 31, 2004

2)	Related to period April — December 2002

3)	Not applicable due to the fact that respective member was not a member of the Board of Management at that time

The differences in pay-out are related to the level of performance in each year.

Long-Term Incentive Plan

For many years Philips has operated a Long-Term Incentive Plan (LTIP), which has served to align the interests of the participating employees with the shareholders’ interests and to attract, motivate and retain participating employees. Until 2002 the long-term incentive awards consisted exclusively of stock options, but since 2003 a LTIP approved by the General Meeting of Shareholders has been in place consisting of a mix of restricted share rights and stock options.

For grantees, this LTIP results in less volatility in their income. For the Company the plan reduces the impact of future share overhang, because restricted share rights will partly replace the original number of stock options in each grant (1 restricted share right for 3 stock options).

By granting additional (premium) shares after the grantees have held the restricted shares for 3 years after delivery, provided they are still in service, grantees will be more stimulated to focus on the longer term as shareholders of the Company.

The actual number of long-term incentives that will be granted to the Members of the Board of Management, the other members of the Group Management Committee, Executives and other key employees depends on the team and/or individual performance of the team/individual and on the share performance of Philips.

The share performance of Philips is measured on the basis of the Philips Total Shareholder Return (TSR) compared to the TSR of a peer group of 24 leading multinational electronics/electrical equipment companies over a three-year period*. The TSR performance of Philips and the companies in the peer group is divided into quintiles. Based on this relative TSR position at the end of December, the Supervisory Board establishes a multiplier which varies from 0.8 — 1.2 and depends on the quintile in which the Philips TSR results fall. For 2004 the Supervisory Board has applied a multiplier of 1.0, based on the Philips share performance over the period from the last working day in December 2000 to December 31, 2003. Based on this calculation method, the General Meeting of Shareholders approved a pool of 12 million stock options and 4 million restricted share rights (based on a multiplier of 1.1 but excluding premium shares).

Every individual grant, the size of which depends on the positions (often job grade) and performance of the individuals, will be multiplied by the outcome of the multiplier.

*	Electrolux, Emerson Electric, Ericsson, General Electric, Gillette, Hitachi, IBM, Intel, LG Electronics, Lucent, Marconi, Matsushita, Motorola, NEC, Nokia, Philips, Samsung, Sanyo Electric, Sharp, Siemens, Sony, Texas Instruments, Tyco International, Whirlpool

In 2004, 6,735,850 stock options and 2,239,816 restricted share rights were granted under the LTIP (excluding the premium shares to be delivered after a three-year holding period); in 2003, 7,522,845 stock options and 2,463,512 restricted share rights were granted.

This LTIP will be continued in 2005 and subsequent years. If substantial changes are to be made, Philips will again seek shareholder approval.

24          Philips Annual Report 2004

The 2004 General Meeting of Shareholders approved a proposal to allocate a maximum of 2.5% of the annual LTIP pool-size to members of the Board of Management.

Grants to members of the Board of Management under the Long-Term Incentive Plan

	20021)		20032)		20043)
Members Board	stock		stock	restricted	stock	restricted
of Management	options		options	share	options	share
				rights		rights
G.J. Kleisterlee	115,200		52,803	17,601	48,006	16,002
J.H.M. Hommen	96,000		44,001	14,667	40,005	13,335
G.H.A. Dutiné	124,800	4,5)	35,208	11,736	32,004	10,668
A. Huijser	76,800	5)	35,208	11,736	32,004	10,668

1)	Stock Option Performance Factor of 1.2 applied

2)	Stock Option Performance Factor of 1.1 applied

3)	Stock Option Performance Factor of 1.0 applied

4)	Including sign-on stock option grant

5)	Awarded before date of appointment as member of Board of Management

For more details of the Long-Term Incentive Plan, see pages 155 to 160 of this Annual Report.

According to Philips’ Rules of Conduct with respect to Inside Information, members of the Board of Management (and the other members of the Group Management Committee) are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of ten business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time).

To further align the interests of the members of the Board of Management and shareholders, restricted shares granted to these Board of Management members shall be retained for a period of at least five years or until at least the end of employment, if this period is shorter. To further align also the interests of other Philips Senior Executives and shareholders, compulsory share ownership for those individuals was introduced in 2004.

The total cash pay-out in any year is the sum of the base salary received in the year concerned and the bonus pay-out related to the previous year. The total cash pay-out in 2004 (and previous two years) for each member of the Board of Management is presented in the next table.

	Total Cash pay-out
Members Board of Management1)	2002		2003	2004
G.J. Kleisterlee	807,069		1,185,890	1,882,600
J.H.M. Hommen	672,573		973,463	1,546,432
G.H.A. Dutiné	375,000	2)	661,750	943,138
A. Huijser	337,500	2)	581,444	971,300

1)	Reference date for membership of the Board of Management is December 31, 2004

2)	Related to period April — December 2002

For those current members of the Board of Management who were also members of the Board of Management on April 1, 2004, the variable performance-based reward part is presented in the table below.

	Variable remuneration as
	% of total remuneration1)
Members Board of Management	2002		2003		2004
G.J. Kleisterlee	66.7%		49.1%		62.8%
J.H.M. Hommen	66.7%		49.3%		62.9%
G.H.A. Dutiné	0	%2)	55.2	%3)	66.4%
A. Huijser	0	%2)	53.3	%3)	64.9%

1)	Restricted shares based upon actual grant price and stock options based upon Black & Scholes value of the actual grant price in particular year (see note 32 share-based compensation)

2)	Due to incomplete calendar year as member of the Board of Management, no variable remuneration related to Board of Management period is mentioned

3)	Including 9 months’ Annual Incentive related to period as member of the Board of Management (date of appointment April 1, 2002)

Pensions

The final-pay pensions of members of the Board of Management are funded by the Stichting Philips Pensioenfonds (the ‘Philips Pension Fund’) of the Netherlands. The conditions contained in the by-laws and the regulations of the Philips Pension Fund apply, with the proviso that the pensionable age — from the point of view of pension accrual — has been set at 60. If the contract of employment of a member of the Board of Management continues after the age of 60, the pension payments are postponed accordingly, as provided for in the Philips Pension Fund by-laws and regulations. As the retirement age is different from the date of commencement of the state pension, the pension scheme provides for a bridging payment in order to compensate for the adverse effect. The Board of Management members’ own contribution comprises 4% of EUR 64,776 and 6% of the difference between the gross pensionable salary minus the franchise and the above-mentioned amount of EUR 64,776. A different arrangement resulting in additional pension benefits may apply in some cases as a result of past policies.

Philips Annual Report 2004          25

Supervisory Board Report

The Dutch Pension Plan for Executives, including members of the Board of Management, has been under review in 2004. As a consequence of the November 2004 Social Agreement and consequent changes in social and fiscal law, the implementation of a revised Dutch Pension Plan is now scheduled for January 1, 2006.

Additional arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to members of the Board of Management. These additional arrangements, such as expense and relocation allowances, medical insurance, accident insurance and company car arrangements, are broadly in line with those for Philips Executives in the Netherlands. In the event of disablement, members of the Board of Management are entitled to benefits in line with those for other Philips Executives in the Netherlands.

In line with regulatory requirements, the Company’s policy forbids personal loans to members of the Board of Management as well as to other members of the Group Management Committee, and no loans were granted to such members in 2004, nor were such loans outstanding as of December 31, 2004.

Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, like reasonable costs of defending claims, as formalized in the proposal to amend the current articles of association. Under certain circumstances, described in the proposal to amend the current articles of association, such as an act or failure to act by a member of the Board of Management and member of the Supervisory Board that can be characterized as intentional (‘opzettelijk’), intentionally reckless (‘bewust roekeloos’) or seriously culpable (‘ernstig verwijtbaar’), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O) for the persons concerned.

Contracts of employment

Members of the Board of Management have a contract of employment with the Company. The form of contract used for members of the Board of Management is in line with the standard form used for other Philips Executives. As from August 1, 2003 for newly appointed members of the Board of Management and the other members of the Group Management Committee the term of the contract is set at 4 years; and if the Company terminates the contract of employment the maximum severance payment is in principle limited to one year of base salary in line with the Dutch Corporate Governance Code. If the maximum of one year’s salary would be manifestly unreasonable for a member of the Board of Management who is dismissed during his first term of office, the member of the Board of Management shall be eligible for a severance payment not exceeding twice the annual salary.

The contract terms for current members of the Board of Management are presented in the table below.

Members Board of Management 1)	End of Term
G.J. Kleisterlee	May 1, 2005	2)
J.H.M. Hommen	May 1, 2005
G.H.A. Dutiné	April 1, 2007
A. Huijser	April 1, 2006

1)	Reference date for Membership of the Board of Management is December 31, 2004.

2)	A proposal for re-appointment shall be put to the 2005 Annual General Meeting of Shareholders

Outlook 2005

The maximum base salary for the President remains unchanged. The on-target Annual Incentive percentage for the President will be adjusted (from 60% to 80% of base salary) to bring his remuneration package more in line with the market. The maximum base salaries for the other members of the Board of Management will be increased by 2.3% after having been frozen (in 2003 and 2004). For both the President and members the maximum grant of LTIs remains unchanged. The on-target Annual Incentive percentage for the members of the Board of Management remains unchanged as well.

Report of the Audit Committee

The Audit Committee, currently consisting of three members of the Supervisory Board, who are listed on page 20 of this Annual Report, assists the Supervisory Board in fulfilling its supervisory responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, independence and performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles. The Audit Committee met five times in 2004 and reported its findings periodically to the plenary Supervisory Board.

In accordance with its charter, which is part of the Rules of Procedure of the Supervisory Board, the Audit Committee in 2004 reviewed the Company’s annual and interim financial statements, including non-financial information, prior to publication thereof. It also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

26          Philips Annual Report 2004

In its 2004 meetings, the Audit Committee reviewed periodically matters relating to accounting policies and compliance with accounting standards; most prominently the preparation of the Company for the introduction of International Financial Reporting Standards (IFRS) in the reporting year 2005. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings and identified risks were examined thoroughly in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee reviewed the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal audit function. With regard to the external audit, the Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditors, their performance and their (re-)appointment, non-audit services provided by the external auditors in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. After assessing the performance of the external auditors in accordance with the Philips Policy on Auditor Independence, the Audit Committee has advised the Supervisory Board to propose to the General Meeting of Shareholders to re-appoint KPMG Accountants N.V. for another three-year term. The Audit Committee also considered the report of the external auditors with respect to the annual financial statements and advised on the Supervisory Board’s statement to shareholders in the annual accounts.

The aggregate fees billed by KPMG for professional services rendered for the fiscal years 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Audit fees	13.4	12.4	14.1
Audit-related fees	6.2	2.8	2.8
Tax fees	3.2	2.1	1.0
Other fees	3.1	3.0	3.4

	25.9	20.3	21.3

Audit fees consist of fees for the examination of both the consolidated financial statements (EUR 5.7 million), statutory financial statements (EUR 5.1 million), and the verification of the 2004 financial statements under IFRS (EUR 0.8 million), as well as the verification of internal controls (EUR 1.8 million) and IT Systems (EUR 0.7 million) to the extent necessary for the audit of these financial statements.

Audit-related fees primarily consist of fees in connection with audits of acquisitions and divestments (EUR 1.5 million), attest services not required by statute or regulation (EUR 1.0 million) and accounting consultations (EUR 0.3 million). Tax fees mainly relate to tax compliance and expatriate tax services.

Other fees mainly comprise fees for royalty audits (EUR 2.0 million), sustainability audits and advices (EUR 0.8 million) and IT reviews (EUR 0.6 million).

In 2004 the Audit Committee further periodically discussed the Company’s policy on business controls, the General Business Principles including the deployment thereof, and the Company’s major areas of risk, including the internal auditor’s reporting thereon. In several meetings, the Audit Committee was informed on, discussed and monitored the progress of the Company in the preparation for new internal control certification requirements, in particular following the Sarbanes-Oxley Act, and related auditor attestation that will become effective as of 2005. It also discussed overviews on tax, IT, litigation, environmental exposures and financial exposures in the area of treasury, real estate and pensions. The Company’s internal and external auditors attended all Audit Committee meetings in 2004, and the Audit Committee met separately after each meeting with the President/Chief Executive Officer, the Chief Financial Officer, the Internal Auditor and the External Auditors.

Financial Statements 2004

The financial statements of Koninklijke Philips Electronics N.V. for 2004, as presented by the Board of Management, have been audited by KPMG Accountants N.V., independent auditors. Their report appears on page 193 of this Annual Report. We have approved these financial statements and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.

We recommend to shareholders that they adopt the 2004 financial statements as presented in the full Annual Report for the year 2004. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to pay a dividend of EUR 0.40 per common share.

Finally, we would like to express our thanks to the members of the Board of Management, the Group Management Committee and all employees for their continued contribution during the year.

February 22, 2005

The Supervisory Board

Philips Annual Report 2004          27

Information on the Philips Group

The structure of the Philips Group

Koninklijke Philips Electronics N.V. (the ‘Company’ or ‘Royal Philips Electronics’) is the parent company of the Philips group (‘Philips’ or the ‘Group’). Its shares are listed on the stock markets of Euronext Amsterdam and the New York Stock Exchange. Listings of the Company’s shares on the Frankfurt Stock Exchange and Euronext Paris were terminated in 2004. The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board. The Group Management Committee, consisting of the members of the Board of Management, chairmen of product divisions and certain key officers, is the highest consultative body within Philips, and its task is to ensure that business issues and practices are shared across Philips and to implement common policies. Philips addresses its overall corporate governance structure in the section Corporate governance on pages 195 to 208.

The activities of the Philips Group are organized in 6 operating product divisions, each of which is responsible for the management of its business worldwide, being Medical Systems, Domestic Appliances and Personal Care, Consumer Electronics, Lighting, Semiconductors and Other Activities.

Philips delivers products, systems and services in the fields of medical systems, domestic appliances and personal care, consumer electronics, lighting, and semiconductors. At the end of 2004, Philips had approximately 140 production sites in 32 countries and sales and service outlets in approximately 150 countries, and employed about 162,000 people and recorded sales of EUR 30 billion in 2004.

Business overview

Philips is focusing on strengthening its existing core activities, including by means of selected acquisitions and the disposal of activities that are under-performing and not essential from a strategic viewpoint. Furthermore, Philips engages from time to time in cooperative activities with other companies. Please refer to the section ‘Cooperative business activities and unconsolidated companies’ on pages 40 and 41 of this Annual Report.

Strategic alliances are also important to Philips. For example, in 2004 the alliance with Nike for sport products was expanded, and a partnership was entered into with InBev, one of the global leaders in the beer market, for a home draft beer system, PerfectDraft.

After the multi-billion dollar acquisition program in the Medical Systems division in recent years, the focus now lies on value realization by the transformation from the supply of specific, stand-alone clinical applications to a total patient ‘care cycle’. The focus on the care cycle also allows the division to strengthen relationships with healthcare providers, based on adding value to the quality and effectiveness of the care they can deliver.

In 2004, Philips set up a manufacturing and R&D venture for medical systems with Neusoft Group Ltd. of China (‘Neusoft’). The venture, Philips-Neusoft Medical Systems Co. Ltd., focuses on developing and manufacturing medical imaging systems for the Chinese and international markets. In Europe, Philips Medical Systems and Société Générale Equipment Finance set up a venture to provide financing to customers in certain major countries in Europe for the purchase of medical equipment produced by Medical Systems, as was done in the United States with Rabobank Group’s subsidiary De Lage Landen in 2002.

The Domestic Appliances and Personal Care (DAP) division offers consumers propositions that meet their needs in the area of home management and personal wellness. The division aims to achieve and consolidate leadership in its target markets through the global Philips brand and other brands.

Over the last few years, the Consumer Electronics (CE) division was repositioned for future profitability and cost-effectiveness. In 2002, the most important divestment was the sale of most of Philips Contract Manufacturing Services (PCMS) to Jabil Circuit Inc., a global leader in Electronic Manufacturing Services (EMS). This agreement is part of the strategy to focus on selected activities to support the long-term goals of CE as it continuously seeks to minimize the assets allocated to it through optimized supply chain management, an Original Design Manufacturing (ODM) business philosophy and outsourcing. In 2004, the Kwidzyn TV factory in Poland was also sold to Jabil. In 2004, Philips acquired Gemini Industries, the leading North American supplier of consumer electronics and PC accessories.

In December 2004, Philips and TPV Technology Limited signed a Letter of Intent for the PC monitor and entry-level Flat TV segments, pursuant to which the parties agreed that TPV will take over the operation of Philips’ existing OEM monitor business, and Philips will focus on the marketing and sales of its own branded monitor and Flat TV products.

28          Philips Annual Report 2004

The Lighting division strengthened its leading position in the global Lighting market in 2004. Philips believes that growth will be stimulated by innovation, emerging technologies such as solid-state lighting (light-emitting diodes, LEDs), marketing excellence, delivery reliability and people.

The Semiconductors division is a leading provider of silicon solutions, focusing on ‘Connected Consumer’ applications and serving the consumer, communications, automotive and computing markets. From the beginning of 2003, the division also includes the business Mobile Display Systems that had been part of the now-dissolved Components division.

The Other Activities sector comprises the Technology Cluster, Corporate Investments, Global Service Units and activities that are being redesigned or disentangled and prepared for divestment. NAVTEQ has been deconsolidated as a result of the Initial Public Offering in August 2004, whereby Philips’ shareholding in NAVTEQ decreased to 34.8%. In 2003, the Speech Processing Telephony and Voice Control business included in the Other Activities sector was sold. The Optical Storage business was transferred to the Other Activities sector after the dissolution of the Components division as of 2003. In 2002, various businesses belonging to the Other Activities sector were divested, because they no longer fit in the strategic portfolio of the Philips Group. The most significant were: X-ray Analytical, Philips Broadband Networks and Communication, Security and Imaging.

As of the end of 2002, the Components division was dissolved, and the remaining activities were moved to other divisions.

Philips encounters aggressive and able competition worldwide in virtually all of its business activities. Competitors range from some of the world’s largest companies offering a full range of products to small firms specializing in certain segments of the market. In many instances, the competitive climate is characterized by rapidly changing technology that requires continuing research and development commitments and substantial capital investments to meet customer requirements. Also, the competitive landscape is changing as a result of increased alliances between competitors.

Product sectors and principal products

For a description of the changes in the businesses comprising the segments and data related to aggregate sales, income from operations and capital expenditures, see note 35 ‘Information relating to product sectors and main countries’ of this Annual Report. For a discussion of sales and income from operations of the product sectors, see ‘Operating and financial review and prospects’ on pages 50 to 58 and 63 to 65. For a discussion of principal cooperative business activities and participating interests, see also ‘Cooperative business activities and Unconsolidated Companies’ on pages 40 and 41 of this Annual Report. For a discussion of the cash flow from investing activities, including capital expenditures, see also page 71 of this Annual Report.

Medical Systems

Philips Medical Systems is a global leader in medical imaging, patient monitoring and associated IT systems. The product range includes best-in-class technologies in X-Ray, ultrasound, magnetic resonance, computed tomography, nuclear medicine, positron emission tomography, radiation therapy planning, patient monitoring, resuscitation products and healthcare information management, as well as a comprehensive range of customer support services.

Driven by a market that increasingly demands full-range suppliers to provide total healthcare solutions, Philips Medical Systems has completed the integration of 4 companies acquired during the 1998 — 2001 timeframe:

•	ATL Ultrasound, acquired in 1998, one of the global market leaders in ultrasound and in all-digital ultrasound systems;

•	ADAC, acquired in 2000, a global market leader in nuclear medicine, positron emission tomography and radiation therapy planning;

•	Agilent Technologies Healthcare Solutions Group, acquired in 2001, a global market leader in cardiac ultrasound systems as well as cardiology and monitoring solutions;

•	Marconi Medical Systems, acquired in 2001, a leader in computed tomography. The acquisition also included Marconi Healthcare Products (HCP), a distributor of radiology imaging supplies, which was sold in 2002 since it did not fit in the strategic portfolio.

Philips Annual Report 2004          29

Information on the Philips Group

As a result of the integration, Philips Medical Systems has accelerated time-to-market of new products and systems. Whereas in 2002 some 40% of our sales were due to products younger than 2 years, in 2004 this number has grown to approximately 60%. Among the key products are the 64-slice Brilliance CT, which allows very detailed images of the beating heart, and the world’s first high-speed, truly open, whole-body 1 Tesla MR scanner.

For cardiovascular intervention, Medical Systems introduced a flat detector X-Ray system, with the highest resolution for the diagnosis and treatment of disease in complex arterial structures such as in the brain.

New Ultrasound systems with voice control were introduced for general radiology and for cardiology; according to research on behalf of the Society of Diagnostic Medical Sonographers, they are the best on the market today. These systems are ergonomically designed for the reduction of neck and shoulder stress of users. For early and accurate diagnosis of cancer and heart disease the division launched the world’s first high-end SPECT-CT scanner with its new Precedence system. This system and the new PET-CT with 16-slice Brilliance CT are also critical for the molecular imaging program and expand the basis for research collaborations in molecular imaging. By combining new molecular agents with advanced imaging tools, molecular imaging is expected to create a paradigm shift in healthcare by providing insight into specific molecular pathways in the body. Instead of conventional treatment of diseases at later stages of disease development, molecular imaging may lead to detection, diagnosis and treatment at the earliest stages of disease development with potentially far-reaching influence on patient outcomes and cost.

Medical Systems is also expanding its customer financing business. In the USA, Philips Medical Capital, a venture with the Rabobank Group’s subsidiary De Lage Landen International, has increased the amount of business financed by 25% during 2004. In Europe the division has partnered with Société Générale to establish Philips Medical Capital in Germany, the United Kingdom, France, Italy, Spain and the Netherlands.

As part of Philips’ expansion plan for Asia, in 2004 Medical Systems established a manufacturing venture with Neusoft in China, for the development and worldwide supply of imaging equipment.

In parallel, an expansion plan in Healthcare IT has been executed through a non-equity alliance with Epic Systems, a US-based leading enterprise IT company, in 2003.

The alliance with Epic allows Philips to offer enterprise-wide Healthcare IT systems that seamlessly integrate with its best-in-class clinical IT systems for departments such as radiology, cardiology, critical and emergency care, and radiation oncology. In parallel, Medical Systems’ plan to move to a common IT architecture for workstations, departmental, enterprise systems and user interface has made significant progress, and the new systems now launched feature the same consistent Philips User Interface.

During 2004 a series of strategic partnership deals were closed with many of the USA’s top hospitals (as ranked by the US-based magazine ‘US News & World Report’ on hospital systems), such as University of Chicago hospital. Full-range, multi-year contracts were agreed with other organizations as well. The largest order was made by Premier Purchasing of the USA, which awarded Philips (as one of two companies) a three-year, approximately USD 2 billion agreement for the full line of imaging modalities and related services.

These developments have further strengthened the division’s position and reputation in the markets around the world, and have led to an increase of its global market share in 2004. The completion of the process of integrating the acquired companies has resulted in a significantly wider coverage of the Philips brand to important target audiences such as cardiology sub-specialities, radiology sub-specialties (ultrasound and nuclear medicine), as well as critical care practitioners and emergency medicine specialists. The new brand positioning of Philips is expected to be both very relevant and differentiating for Medical Systems, and the new medical products function as proof-points in the worldwide corporate campaign.

Medical Systems’ strategy is aimed at maintaining its worldwide leadership positions in cardiology and critical care, while continuing to expand in radiology and Healthcare IT. The division seeks to achieve this by accelerating time-to-market of new products. In Healthcare IT, the Company has made an alliance with Epic to offer a broad suite of enterprise solutions. In parallel, a program is under way to build multi-year alliances with leading hospitals around the world to develop next-generation medical procedures and new applications.

Further expansion plans are being developed to improve important care cycles such as acute, cardiovascular and oncology care.

MedQuist, a majority participation which was acquired in 2000, holds an important position in outsourced medical record transcription services in the US.

30          Philips Annual Report 2004

Philips Medical Systems sales to third parties on a geographic basis:

(in millions of euros)	2002	2003	2004
Europe and Africa	1,796	1,772	1,840
North America	4,159	3,235	3,025
Latin America	170	141	164
Asia Pacific	719	842	855

	6,844	5,990	5,884

The sales performance presented in the table above is on a nominal basis. However, currency effects (mainly the US dollar) and changes in consolidation (mainly the divestment of HCP in 2002) had a significant influence on Philips Medical Systems’ sales growth. On a comparable basis, sales growth was 7% in 2003 and 4% in 2004.

Philips Medical Systems employs approximately 30,800 people.

The market has a partial seasonality as a relatively large part of the revenue is recognized in the fourth quarter.

Philips Medical Systems’ products and services are primarily sold to healthcare providers throughout the world, consisting of academic institutions, large and small independent hospitals, clinics and physician practicers, and increasingly large enterprise institutes (hospital chains and group purchasing organizations). A very small percentage of revenues is directly generated with consumers — e.g. through home monitoring equipment and related services as well as a home defibrillator introduced in 2003. Most imaging systems and clinical information solutions are sold directly to the end-user, where installation of the system and personnel training are an integral part of the deal. The marketing and sales channels used are mainly direct sales and service as well as specialized system integrators and distributors in certain geographical areas.

In most countries in the world, the Company’s processes, products and services need to be consistent with specific demands of ministries of health and regulatory authorities (e.g. FDA in USA, TüV in Germany). Philips Medical Systems seeks to be fully compliant with regulatory requirements in all markets it serves.

Growth and profitability are driven by continuous clinical innovations and breakthroughs in combination with collaborative customer relationships. The success of clinical innovation, however, is dependent on governments that strongly influence the volume of procedures with their reimbursement schemes. In addition, through efficiency measures and increased use of remote diagnostics of our installed systems, continued opportunities exist to improve the operating result in the customer services area.

Domestic Appliances and Personal Care

In 1939 Philips introduced its first shaver, the Philishave. The management of Philips decided in 1950 to start a new division around Philishave and called it Small Household Appliances, based in Eindhoven. Through own developments and acquisitions, the business expanded rapidly. In 1972 the activities were split into Domestic Appliances and Personal Care (DAP) and Major Appliances. In 1988, the latter activity was sold. In the nineties several expansions into new markets were realized globally, in the USA, in China and in Europe.

Philips DAP is engaged in developing, manufacturing and marketing innovative appliances in the field of shaving and beauty, oral healthcare, food and beverage appliances, and home environment care (garment and floor care). Philips DAP holds leading positions (in electric shavers for men globally, in coffee makers, including the Senseo, in Europe, and in rechargeable electric toothbrushes in the USA) under the Philips brand and other brand names.

Philips has a leading position in electrical dry and wet male shaving and grooming products. In its beauty portfolio, Philips has a range of products which are used for female depilation, haircare and tanning solaria. At the end of 2002, Philips sold Payer Elektroprodukte to Hui Holding Sdn. Bhd. of Malaysia.

In oral healthcare, Philips holds a leading position in the USA in terms of market value. The Sonicare toothbrushes are also marketed to key countries such as Japan, South Korea, Germany, the United Kingdom and the Netherlands.

Furthermore, Philips DAP provides food and beverage appliances, such as mixers, blenders, food processors and toasters. In 2001, the Senseo coffee maker, the breakthrough concept for the traditional coffee segment that was developed in partnership with Sara Lee/DE, was introduced onto the market. This product has been successfully marketed in the Netherlands, France, Germany and Belgium. During 2004 it was also launched in the United Kingdom and the USA. In 2004, Philips and InBev launched PerfectDraft, a new system that combines a high-quality appliance and consumer-preferred beer brands in light metal kegs to give the great taste of draft beer in the comfort of the home.

In home environment care, Philips manufactures and markets vacuum cleaners and irons. In 2004, Philips and Unilever launched the Perfective, a state-of-the-art steam iron with the Dutch Robijn-brand anti-crease liquid in a cartridge in the Netherlands.

Philips Annual Report 2004          31

Information on the Philips Group

Philips DAP strives to win consumers by offering them exciting products that meet their need for home management and personal wellness, thus achieving and consolidating leadership in its target markets through its brands. At the same time, the division is constantly pursuing breakthrough concepts to accelerate growth and further improving its operational performance, e.g. through asset management and product diversity reduction.

Philips DAP sales to third parties on a geographic basis:

(in millions of euros)	2002	2003	2004
Europe and Africa	1,221	1,201	1,174
North America	576	524	456
Latin America	97	87	96
Asia Pacific	379	319	318

	2,273	2,131	2,044

The division employs over 8,200 employees worldwide.

The Philips DAP business is seasonal, with very strong sales in the second (Mother’s and Father’s Day) and fourth quarters (Christmas and year-end holidays).

Philips DAP mainly purchases components and materials from its suppliers in the regions where manufacturing centers are located, being Europe, North America, Latin America and Asia Pacific. However, some key components (e.g. chargers, adaptors, DC motors) are sourced globally. The raw materials required to produce the components are directly acquired by the respective suppliers. Exceptions to this are the plastic resins, where Philips is in charge of global sourcing and negotiation.

Philips DAP buys the great majority of the components needed for the manufacture of its products from third parties. In order to reduce the risks and exposure in this area, Philips’ normal practice is to have at least two sources for the majority of components. In addition, this practice enables the acquisition of components at competitive market prices. In a limited number of cases there is a dependence on a single source of components due to a unique differentiating technology for product performance and/or cost. In such cases, Philips generally decides to enter into a partnership agreement in addition to supply agreements.

The basis of DAP’s commercial approach is to work with retailers and distributors operating locally and across a region, who wish to grow with Philips whilst furthering Philips’ brand values and commercial principles.

Retail trade and wholesalers form the typical sales channel to consumer end-users.

Due to the nature of its business, Philips DAP is required to make use of a broad span of distribution routes, e.g. mass merchants such as hypermarkets and discount outlets as well as specialist chains, department stores and mail-order companies.

Philips DAP relies on a number of key patents across all its businesses to protect its technological innovation and uses them to defend its differentiated market position.

Consumer Electronics

Philips Consumer Electronics (CE) is a global leader in Connected Displays, Home Entertainment Networks and Mobile Infotainment. The division’s product range includes: TV products such as Flat TV (LCD, Plasma), conventional TV and projection TV; video products such as Home Theater in a Box (HTiB), DVD, DVD+RW, VCR and TV-VCR; audio systems, separates and portables; LCD and CRT computer monitors; mobile phones and cordless digital phones; set-top boxes; and accessories such as headphones and recordable media. In 2002, Philips entered into a global five-year strategic alliance with Dell. After the dissolution of the Components division, some activities were transferred to Philips CE.

In 2003, Philips CE introduced the Connected Planet vision: a world in which consumers can access entertainment, information and services — at any location and at any time, without wires. Wirelessly connected, internet-enabled products underpinning this vision are already available today. Philips’ Streamium range of products (e.g. a TV, a home entertainment system, a micro hi-fi system, wireless multimedia links) gives the user direct access to internet content at the touch of a button on the remote control, and enables the consumer to access and stream content (music, video, digital photos) from his/her PC wirelessly. These products combine the storage and accessibility of the PC and the internet with the excellent performance — in terms of both sound and picture quality — of Philips’ audio and display products as well as the convenience of enjoying the content in the home.

Philips CE has been repositioned, having migrated from analog to digital, from manufacturing to sales and marketing, and from a broad to a more focused portfolio. CE aims to focus on its Connected Planet vision, achieve partnerships with leading retailers, enter into alliances and introduce new sales channels. These measures are intended to make the organization more market-oriented and less complex. The Business Renewal Program is expected to result in a EUR 400 million reduction (versus 2002) in the organizational cost base by the end of 2005. Unprofitable activities will be exited. CE is further reducing its asset base by outsourcing its manufacturing.

32          Philips Annual Report 2004

Several actions were taken in 2004 to further implement its strategy. An agreement was signed with IBM to transform and manage CE’s service activities in North America. Also in 2004 Philips acquired Gemini Industries, the leading North American supplier of consumer electronics and PC accessories. This will allow growth of higher-margin peripherals and accessories business activities on a global scale. During 2004, the front projector and micro-displays businesses were exited. In November 2004, the Polish television assembly plant was sold to global electronics manufacturer Jabil Circuit, Inc. In December 2004, Philips and TPV Technology Limited signed a Letter of Intent for the PC monitor and entry level Flat TV segments, pursuant to which the parties agreed that TPV will take over the operation of Philips’ existing Original Equipment Manufacturing (OEM) monitor business, and Philips will focus on the marketing and sales of its own branded monitor and Flat TV products.

Philips CE sales to third parties on a geographic basis:

(in millions of euros)	2002	2003	2004
Europe and Africa	5,275	4,957	5,194
North America	2,390	2,131	2,011
Latin America	648	514	731
Asia Pacific	1,542	1,586	1,983

	9,855	9,188	9,919

The division employs approximately 17,000 people.

The CE business experiences seasonality, with higher sales in the fourth quarter resulting from the holiday sales.

Philips CE mainly purchases components from suppliers in the regions where assembly centers are located. The raw materials required to produce the components are directly acquired by the respective suppliers, except for key components like cathode-ray tubes (CRT), LCD panels and plastics. In order not to rely on one supplier only, it is normal practice for Philips to have a second source for the majority of components. In addition, this practice enables the acquisition of components at competitive market prices. In a limited number of cases there is a dependence on a single source of components due to a unique differentiating technology for product performance and/or cost. In such cases, Philips generally decides to enter into a partnership agreement in addition to supply agreements. In a number of cases, these partnerships are made with other Philips businesses (e.g. Philips Semiconductors and Philips Optical Storage) and (joint) ventures (like LG.Philips LCD and LG.Philips Displays).

In general, commodity pricing and availability are subject to the general market cycles, mostly linked to the macro-economy.

The basis of CE’s commercial approach is to work with retailers, distributors and integrators operating locally and across a region, who wish to grow with Philips whilst furthering Philips’ brand values and commercial principles. For Philips’ corporate Business to Business, or B2B, and OEM customers, the approach is more global.

Retail trade (including PC retailers) and CE wholesalers form the typical sales channels to consumers (Business to Consumer, or B2C). Due to the nature of the CE business, Philips is required to make use of a broad span of distribution routes, e.g. mass merchants such as hypermarkets and discount outlets as well as specialist chains, PC retailers, department stores and mail-order companies. B2B channels are characterized by sales to PC/IT distributors, corporate or incentive sales, and sales to system houses/integrators, telecommunications operators and broadcasters (where applicable).

Philips’ significant portfolio of intellectual property allows CE to enter into cross-licenses with other major companies with similarly large intellectual property portfolios.

Lighting

Philips has been engaged in the lighting business since 1891 and is a leader in the world market for lighting products (in terms of sales, profitability and product range) with recognized expertise in the development and manufacture of lighting products. A wide variety of applications is served by a full range of incandescent and halogen lamps, compact and normal fluorescent lamps, automotive lamps, high-intensity gas-discharge and special lamps, LED (light-emitting diode)-based lighting, QL induction lamps, fixtures, ballasts and lighting electronics. Lighting products are manufactured in some 70 manufacturing facilities worldwide. Philips’ worldwide presence in the lighting market has given it an important international position in lighting projects, both in design and full-scale project business. These activities require sophisticated expertise which helps Philips to maintain its leading position (in terms of sales and product range) in the professional lighting market.

Philips Lighting worldwide consists of four businesses: Lamps, Luminaires, Automotive, Special Lighting & UHP, and Lighting Electronics.

Within Lamps, the largest business, the main growth areas are the thin 16 mm T5 fluorescent lamps, halogen lamps,

Philips Annual Report 2004          33

Information on the Philips Group

compact fluorescent lamps (integrated and non-integrated) and high-intensity discharge lamps — especially (Mini) MASTER Colour CDM. The latter solves the color variation problems inherent in conventional metal-halide lamps, while offering much longer economic life and thus considerably lower maintenance costs. Organized on a regional basis, the Lamps business operates its sales and marketing activities through the following three channels: Professional, OEM and Consumer.

The Luminaires business is active in the regions EMEA (Europe, Middle East and Africa), Latin America and Asia Pacific, and sells products via trade business (commodity products) and directly into final projects business (special products). Recent successful products include: the Cabana, a high-bay range for industrial use, especially designed for easy installation; the OptiFlood range, an innovative fixture for lighting public spaces and sports areas; and a range of new LED (light-emitting diode) products, notably the LEDline2, a new concept to enhance the texture of building/bridge facades with light from LEDs, which helps make urban areas more beautiful and offers lighting designers, architects and urban planners a complete tool box for lighting urban spaces.

In Automotive, growth is driven by innovations enhancing comfort and safety on the road. Because of their superior performance and energy efficiency, Xenon HID bulbs have become accepted as the premium car lamp, offering the benefits of twice as much light on the road and the daylight color of the light, helping to shorten driver reaction time and combat driver fatigue. NightGuide, introduced in 2004, is a 3-in-1 lighting safety technology that projects three zones of light on the road, providing controlled light and maximum illumination. Automotive is organized in two businesses: OEM and After-market.

In Special Lighting — which contains applications such as stage/theatre/entertainment, infrared for industrial use, and ultraviolet for both solaria and air/water disinfection — the focus continues to be on exploiting growth opportunities in new application areas. Special Lighting is an OEM business.

In the Ultra High Performance (UHP) lamp business, Philips Lighting has a leading position in digital projection. This is also an OEM business.

Lighting Electronics manages the lamp driver business in both the general and special lighting fields. The driver business for the latter segment is organized on a global basis, while the driver business for the general lighting segment is organized on a regional basis. Sales and marketing are mainly conducted through the OEM and wholesale channels (for special lighting 100% OEM), making use of shared sales forces with other Philips Lighting businesses except for driver sales in North America. The main business focus is on energy saving, miniaturization, increased power and flexibility, and cost-effectiveness. Major growth areas are drivers for high-intensity discharge lamps and ultra-high-pressure lamps, as well as geographical expansion in Asia and Eastern Europe.

Philips Lighting and Agilent Technologies (formerly part of Hewlett-Packard) are partners in a venture, Lumileds Lighting B.V., specializing in the development, manufacture and marketing of LED-based lighting products. LEDs offer enormous potential for existing and new applications requiring dynamics in light level and color. Their small size, long life, instant response, increasingly more vibrant light output, durability and semiconductor-based nature set them apart from other lamp technologies. Lumileds is focusing on the segment of high-power LEDs with its LuxeonTM product family in the colors red, amber, green, blue and white. On the basis of these products, Philips has successfully introduced the LEDline (see above) and the LED String for signage and decoration, expanding its presence in this rapidly emerging area. Philips and Lumileds are working together to develop LED modules for car lighting.

Philips Lighting’s ambition is to achieve profitable growth in the fast-growing economies (especially China), with leading global customers, in innovative new market segments and by enhancing the position in the value chain towards professional customers and end-users. End-user-driven innovation, marketing excellence, supply excellence and people are the key drivers for the business as it moves forward. It will also focus on pursuing a policy of strict control of costs and assets.

Philips Lighting sales to third parties on a geographic basis:

(in millions of euros)	2002	2003	2004
Europe and Africa	2,128	2,065	2,110
North America	1,242	1,098	1,051
Latin America	411	328	322
Asia Pacific	1,064	1,031	1,043

	4,845	4,522	4,526

The division employs approximately 44,000 people.

Philips Lighting’s businesses are seasonal to the extent that there is more demand for the businesses’ products in the darker months of the year.

Volatility in the prices of raw materials such as steel and copper may have consequences for this business, in particular the Lighting Electronics activity.

34          Philips Annual Report 2004

Semiconductors

Philips Semiconductors has a track record that spans fifty years, making Philips one of the long-term players in the industry. Philips Semiconductors provides innovative silicon solutions for ‘Connected Consumer’ applications in the consumer, communications, automotive and computing markets. The Company’s vision is to enable access to information, entertainment and services and in doing so to provide solutions that are designed to grow and evolve as its customers adapt their businesses.

One of Philips Semiconductors’ most innovative solutions is Nexperia, a ‘system-on-a-chip’ platform designed to address the challenge of digital convergence.

Nexperia is a platform of programmable integrated circuits (ICs) for multimedia applications that offer the ‘next experience’ in streaming media. Highly integrated, Nexperia products enable rapid application development and short time-to-market, allowing manufacturers to stay up to date with or ahead of end-user demands in the highly competitive consumer and communications markets.

Nexperia falls into two categories, Nexperia Home and Nexperia Mobile. Nexperia Home solutions are increasingly found in living-room consumer electronics such as DVD recorders, LCD TVs and Digital TVs. With the Nexperia Home portfolio of products, consumers will be able to listen to thousands of hours of music, watch hours of movies and store hundreds of digital photo albums — all on the go.

In addition, to support and encourage the growing list of third-party developers who are providing software for Nexperia Home systems, Philips launched a Nexperia Partner program that will provide technical support, development tools and promotion for qualified developers. Also in 2004, Philips and Samsung announced their intent to develop and implement the Universal Home Application Programming Interface (UH API) to speed development of ‘connected consumer’ applications. Ultimately these programs mean consumers can enjoy more features at ‘living room’ prices.

Nexperia Mobile has been adopted by a number of leading handset manufacturers around the world. In 2004, TCL & Alcatel Mobile Phones selected the Philips Nexperia Cellular System Solution to deploy highly reliable, cost-effective EDGE (Enhanced Data for GSM Evolution)-enabled mobile phones. As the mobile multimedia market grows, mobile operators around the world are considering EDGE implementation in their mobile networks in order to attract new subscribers and to generate new revenue streams.

EDGE enables high-speed wireless data applications such as real-time audio and video streaming, digital photo imaging, MP3 music capabilities, MPEG4 video playback and interactive games and is expected to account for nearly a quarter of GSM handsets produced worldwide by the end of 2005 and close to 50 percent by 2007.

With mobile communication technology becoming increasingly complex with up to four GSM bands, GPRS, EDGE and integration of 3G, Bluetooth and FM radio, the performance of the RF (Radio Frequency) elements of a mobile phone needs to become more efficient. To address this, Philips has introduced RF SiP (System-in-a-Package) featuring a dramatic reduction of component count in the RF section of Nexperia Cellular System Solutions. As a result, manufacturers can bring highly competitive handsets to market faster.

Philips believes that Radio Frequency Identification (RFID) has a promising future across a wide front. In January 2004, Philips announced a joint initiative with IBM to develop customer systems for RFID and smart card applications. The goal is to create a secure, self-contained contactless silicon environment in which financial and personal data can be processed and transacted to protect the business world and the consumer from fraud and ultimately enable the consumer to access a wide range of services while on the move. In 2004 we announced with Visa International and other leading players plans to collaborate on new RFID services for secure payment transactions. Philips has shipped over one billion RFID chips. This technology is gradually forming the basis for the development of contactless public transport ticketing systems around the world. Over 70 cities in China now use RFID-based public transport infrastructures, making it easier for passengers to pay for and access public transport services as well as creating more efficient transaction and passenger flow tracking systems for transport operators. Philips also announced that the Beijing Municipal Administration and Communications Card Co. Ltd. had opted for Philips’ Mifare contactless chip technology in a new e-ticketing system for the Great Wall of China. NASA also selected this technology to implement smart card access to its facilities in 2004.

Near Field Communication (NFC) is also an exciting growth area. Evolving from a combination of RFID and interconnecting technologies, NFC technology bridges today’s connectivity gap. It enables the simple transfer of information and allows people to interact with their environment without complicated menus or performing complex set-up procedures. In 2004, the establishment of NFC Forum with Nokia, Sony and Samsung was announced.

Philips Annual Report 2004          35

Information on the Philips Group

In November 2004, Philips, Nokia and RMV, the public transport authority for Frankfurt’s greater area, announced a joint project to trial an NFC ticketing solution that enables customers using the Nokia 3220 mobile phone to access RMV’s bus transportation services.

In the automotive sector, Philips has gained market share over the last 10 years. One out of three cars sold worldwide uses Philips car radio chipsets. One out of every five cars produced worldwide has four ABS sensors from Philips. And one out of two cars produced in Europe includes Philips RF Access & Immobilization. In addition, Philips is active in various automotive consortia with the aim of making vehicle performance more reliable and therefore safer.

Philips’ strategic partnership with STMicroelectronics and Freescale in Crolles, France, has delivered competitive advantages in breakthrough technologies. The Crolles2 alliance has released a 90-nanometer CMOS process which will reduce power and improve performance while cutting costs, accelerating the arrival of new ‘connected consumer’ products and features. Philips is world-class in the delivery of 90-nm technologies and ahead of the field with the first chips to use 90-nm for low-power, battery-operated applications.

As of January 1, 2003 some activities were transferred to Semiconductors from the now-dissolved Components division. The telecom speaker activity and Mobile Display Systems (MDS) were moved to Philips Semiconductors, thereby offering customers a single source for complete and integrated solutions for the telecom and Personal Digital Assistant (PDA) sectors. In 2004, MDS announced that it had passed a milestone with the shipment of its one billionth display.

Semiconductors has significant investments in wafer-fabrication ventures: approximately 48% in Systems on Sillicon Manufacturing Company (SSMC) and an additional 6% via Taiwan Semiconductor Manufacturing Company Limited (TSMC), approximately 19% in TSMC, approximately 37% in ASMC and approximately 60% in Jilin, China. In addition, Semiconductors has a 31% share in the aforementioned plant in Crolles, France. The division currently has 20 manufacturing facilities throughout the world, located in Europe, the United States and Asia.

In order to be more flexible and effective throughout the cyclical industry movements it encounters, Philips Semiconductors has adopted a capital-efficient manufacturing strategy. Furthermore, it is focused on partnering with leading customers, content and service providers to enable applications for the connected consumer. Its portfolio incorporates emerging, mature and multi-market products.

Philips Semiconductors sales to third parties on a geographic basis:

(in millions of euros)	2002	2003	2004
Europe and Africa	1,400	1,478	1,622
North America	795	576	503
Latin America	103	110	138
Asia Pacific	2,734	2,824	3,201

	5,032	4,988	5,464

The division has approximately 35,100 employees.

Philips Semiconductors operates in an international market that has shown enormous volatility, with annual growth rates varying between + 37% and –32% in the past five years (table hereafter: source WSTS). In addition to the volatility, there have been tremendous structural changes caused by the increasingly global reach of major companies, mergers and acquisitions, and a move in the industry to outsource manufacturing and design of a wide range of electronic equipment. As a result of this, many of our major customers now operate on a global basis.

	1999	2000	2001	2002	2003	2004
						(estimate)
Total available market (billions of USD)	149	204	139	141	166	213
Growth in %	19%	37%	(32%)	1%	18%	27%

Semiconductor revenues can experience seasonal impact. In the past, sales have increased in relation to high Christmas electronics sales.

Philips Semiconductors’ products and solutions are supplied to the large electronic equipment companies, whilst its standard products are also sold via a number of global distributors. The division delivers to more than 60 countries.

The first half of 2004 contrasted sharply with the fab under-utilization and sluggish growth that characterized much of the industry in 2003. Average utilization rates exceeded 90% during 2004, but at year-end decreased to 81%. Having moved to a more asset-light position in 2003, Philips Semiconductors has further strengthened partnerships with external foundries, allowing it to outsource a larger percentage of its capacity needs, thereby achieving greater flexibility.

36          Philips Annual Report 2004

In the preliminary ranking of Gartner Dataquest, Philips Semiconductors ranks 10th globally.

Philips Semiconductors is not active in the memory, microprocessors (MPU) or optoelectronics parts of the semiconductor industry. Companies such as STMicroelectronics, Texas Instruments, Freescale Semiconductors, Fairchild Semiconductors, LSI Logic and Infineon do participate in those markets.

Other Activities

This segment comprises various activities and businesses not belonging to another product sector. It consists of the following main groups of activities: the Technology Cluster (such as Philips Research, Intellectual Property & Standards and Philips Center for Industrial Technology), Corporate Investments (such as Assembléon and Philips Enabling Technologies Group), Global Service Units, Philips Design and Miscellaneous (such as Optical Storage and NAVTEQ). It also comprises various (remaining) activities from businesses that have been sold, discontinued, phased out or deconsolidated in earlier years. NAVTEQ was consolidated as from 2001 and included in the Other Activities sector. As a result of the successful initial public offering (IPO) of NAVTEQ Corporation in August 2004, Philips’ interest has decreased to a minority interest and consequently has been deconsolidated as from that date.

This segment employs approximately 23,900 people.

Technology Cluster

For a description of the various activities and businesses of Philips Research, Intellectual Property & Standards and Philips Centre for Industrial Technology, see the separate section ‘Research and Development, Patents and Licenses’.

Research and Development, Patents and Licenses

Philips’ total research and development activities are allocated between the Technology Cluster, which invests in world-class competencies and technologies that are relevant to the entire Group, and the product divisions. Within the Technology Cluster, some 4,800 people are employed, of whom approximately 2,100 in Philips Research and 1,600 in advanced development and in the development of equipment. In the product divisions, which predominantly focus on product development and development of production methods, approximately 15,600 people are active in the R&D segment. They have at their disposal development laboratories and implementation departments in more than 25 countries throughout the world.

The Technology Cluster invests in world-class competencies and technologies that are essential for the Philips product divisions, but also provides these to external customers, in order to realize maximum return on investment. Technologies are made available in the form of patent and technology licenses, software and hardware components, prototypes, competencies and services (design, system integration and testing). Where appropriate, the Technology Cluster incubates emerging technologies until they are ready for transfer to a product division.

With some 20 locations worldwide, the Technology Cluster comprises organizations that are dedicated to: Research, Intellectual Property & Standards, System integration services, Emerging businesses, and Technology, competence and innovation management.

Founded in 1914, Philips Research is one of the world’s major private research organizations, with main laboratories in the Netherlands, the United Kingdom, Germany, the United States, India and China. Continuous efforts to sustain the strong performance in the field of research and development activities are critical for Philips to preserve and strengthen the Company’s competitiveness in its various markets. Through substantial investments in Research & Development, Philips has created a large knowledge base. To provide a direct response to the needs of the market, Philips has in recent years adopted a more product-oriented approach to research and development, with expenditures directed at projects with more apparent short-term commercial prospects.

Philips plays a leading role in shaping the world of digital electronics by bringing meaningful technological innovations to people. Many of these innovations have their roots in the laboratories of Philips Research. Generating new technologies for the various Philips businesses is the main focus of Philips Research. Scientists at Philips Research draw upon a deep and broad technology foundation and seek to break down the barriers between technology and application domains in order to achieve the synergies that will lead to new product concepts and new business. At Philips Research, scientists from a wide range of disciplines and backgrounds work together, thus enabling the Philips businesses to reap the benefits of diversity, cross-fertilization of ideas and synergy.

Intellectual Property & Standards (IP&S), formed on January 1, 2002 through the merger of Corporate Intellectual Property and System Standards & Licensing, is responsible for managing Philips’ intellectual property on a group-wide basis, employing around 500 people. The activities of IP&S include the creation of all intellectual

Philips Annual Report 2004          37

Information on the Philips Group

property rights, including patents, trademarks, designs, domain names and copyrights, as well as the commercialization of these rights. The aim is to extract maximum value from this portfolio through a structured process of identification and verification of valuable patents. In addition, IP&S plays a prominent role in establishing standards in specific technical fields, such as optical storage, in cooperation with Philips Research and third parties. IP&S also exploits Philips’ technologies through the transfer of know-how and licensing of the associated intellectual property rights to third parties. IP&S captures the value of Philips’ portfolio of intellectual property rights: 100,000 patent rights, 22,000 trademarks, 11,000 design rights and 2,000 domain names. None of Philips’ business segments is dependent on a single patent or license or a group of related patents or licenses.

System integration services make technical ideas feasible for implementation in products, equipment and processes (through the Center for Industrial Technology, or CFT), carry out product and system integration projects (through Philips Digital Systems Lab), develop embedded software on demand (TASS) and provide Integrated Silicon design services (S3). These organizations employ around 1,900 people.

Emerging businesses transform Research & Development projects into new businesses and market software solutions for mobile multimedia, and employ around 500 people.

Group-wide expenditures for research and development activities amounted to EUR 2,534 million, representing 8.4% of Group sales in 2004, EUR 2,617 million, representing 9.0% of Group sales in 2003 and EUR 3,043 million or 9.6% of Group sales in 2002.

Corporate Investments

Corporate Investments manages a portfolio of businesses that strategically no longer fit in the current product divisions. Most have been earmarked for divestment, while others are temporarily parked for reallocation to strategic initiatives or are being redesigned for other purposes. The most important businesses in this group are:

Assembléon is a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of Surface Mount Technology (SMT) placement equipment. Its customers use Assembléon machines to place surface-mount devices and other electronic components on printed circuit boards.

Philips Enabling Technologies Group (ETG) operates in the business of system integration of mechatronic (sub)systems and modules for OEMs in the high-tech capital equipment industry. As a system supplier, it covers the value chain from (co-)engineering through parts production to assembly and testing.

Philips Business Communications (PBC) is a provider of enterprise communication solutions that enable small to large-sized organizations to exploit the power of integrated voice and data communications.

Other businesses in Corporate Investments are Philips Advanced Metrology Systems, Philips Aerospace, High Tech Plastics, Ommic, CMS France, Philips Solutions and Anteryon.

Global Service Units

As a result of the ‘Transforming into One Philips’ program, Global Service Units for Finance, HRM and IT became operational in 2004, in addition to the existing businesses for Global Real Estate and General Purchasing.

Philips Design is dedicated to creating and adding real value by providing distinctive, innovative and cost-effective solutions through its proprietary High Design process. High Design is based upon in-depth research into people’s behavior, their relationship with technology, socio-cultural dynamics and evolving lifestyles. The know-how gained is then fed into the innovation process, fostering cross-company synergies and opening up new business opportunities. Philips Design has some 450 professionals from over 30 countries located in 12 studios around the world.

Miscellaneous

Philips Optical Storage (POS) provides optical pick-up modules, drives and media for CD, DVD and Blu-ray to the consumer electronics, PC, automotive and media industries.

POS will focus on the consumer DVD+RW industry at Optical Pickup Units (OPU). Higher-functionality units (consumer RW drives) are being integrated with Consumer Electronics’ DVD+RW set-making activities. In addition to consumer OPUs, OPUs are made for the data segment. The OPU unit is the main supplier to Philips BenQ Digital Storage (PBDS). In addition to OPUs in the consumer domain, POS is also a leading supplier of DVD ROM drives for game consoles (Microsoft Xbox).

The concentration of the PC segment activities in Taiwan and the collaboration with BenQ will enhance Philips’ focus on DVD+RW development. PBDS reached the number 4 market position and has been successful in bringing innovative products to market (e.g. 16x DL DVD+RW drives).

Philips, through its venture with PBDS, intends to remain a leading player in the PC OEM and aftermarket optical storage industry, with a solid basis for sustained profitability.

38          Philips Annual Report 2004

The Automotive business of Philips Optical Storage is profitable and developing according to plan. The Automotive line is a leader in its industry and has grown significantly over the past years, mainly due to the switch from tapes to CDs and DVDs and the increasing application of navigation systems in cars.

NAVTEQ is a leading provider of digital map information and related software and services used in a wide range of navigation, mapping and geographic-related applications, including products, systems and services that provide maps, driving directions, turn-by-turn route guidance, fleet management and tracking and geographic information. As a result of the IPO in August, NAVTEQ was deconsolidated as from that date.

Unallocated

Unallocated comprises the costs of the corporate center — including the Company’s global brand management and sustainability programs — as well as country and regional overhead costs.

Property, plant and equipment

Philips owns and leases manufacturing facilities, research facilities, warehouses and office facilities in numerous countries over the world.

Philips has over 140 production sites in 32 countries. Philips believes that its plants are well maintained and, in conjunction with its capital expenditures for new property, plant and equipment, are generally adequate to meet its needs for the foreseeable future. For the net book value of its property, plant and equipment and developments therein, please refer to note 15 ‘Property, plant and equipment’ of this Annual Report. The geographic allocation of assets employed, as shown in note 35, entitled ‘Information relating to product sectors and main countries’, of this Annual Report, is generally indicative of the location of manufacturing facilities. The headquarters in Amsterdam are leased. The information shown in note 26, entitled ‘Commitments and contingent liabilities’, of this Annual Report, is partly related to the rental of buildings.

For environmental issues affecting the Company’s properties, please refer to note 26, entitled ‘Commitments and contingent liabilities’, of this Annual Report.

The Group strategy is to increase profitability through re-allocation of resources towards opportunities offering more consistent and higher returns, in every product division. The Semiconductors division has consolidated SSMC as of 2004. The impact on net capital expenditures was EUR 216 million, and Semiconductors will continue investing in this facility. However, Semiconductors has adopted a capital-efficient manufacturing strategy in order to be more flexible and effective throughout industry cycles. It will continue to outsource a large percentage of future capital needs, also using its Crolles2 and TSMC partnerships.

The capital expenditures in progress are mainly driven by:

•	Semiconductors, for ongoing enhancements of existing facilities, especially following the SSMC consolidation, while around one fourth was on new technologies and new products;

•	Lighting, on process enhancements, and around one third on capacity improvements, especially for Automotive and UHP products;

•	Medical Systems, for investment in product enhancements and tools, especially in imaging systems. It expects to invest in care cycles such as acute care, cardiovascular disease, oncology and neurology, and in extending care to the home;

•	Other Activities (Research, Optical Storage and the ongoing construction of the High Tech Campus in Eindhoven);

•	DAP, for new products investments, mainly in Consumer Health & Wellness.

Capital expenditures in progress are generally expected to be financed through internally generated cash flows. For a description of the geographic spread of capital expenditures, please refer to page 175 of this Annual Report.

For a description of the principal acquisitions and divestitures of the Company since the beginning of the last three financial years, please refer to note 1 ‘Acquisitions and divestments’ of this Annual Report.

Philips Annual Report 2004          39

Cooperative business activities and unconsolidated companies

Philips engages from time to time in cooperative activities with other companies. Philips’ principal cooperative business activities and participating interests are set out below.

Philips Medical Systems and Rabobank Group’s subsidiary De Lage Landen International set up a venture to provide financing to Philips customers throughout the United States for the purchase of the full range of diagnostic imaging equipment produced by Philips Medical Systems. The venture is called Philips Medical Capital and is based in Wayne, Pennsylvania. De Lage Landen owns a majority stake (60%) in the venture and has operational control. The venture became operational in the fourth quarter of 2002.

Philips Medical Systems and Société Générale Equipment Finance entered into an agreement to set up a venture to provide financing to Philips customers in six major European countries for the purchase of the full range of diagnostic imaging equipment produced by Philips Medical Systems. The venture is called Philips Medical Capital — Europe and is based in Wuppertal, Germany. Société Générale owns a majority stake (60%) in the venture and has operational control. The venture is expected to become operational in phases beginning in 2005.

In the Lumileds Lighting venture, in which Philips holds a 48% stake, Philips and Agilent Technologies have the complementary strengths and positions to successfully develop the market for LED-based lighting products. Lumileds Lighting is the world’s leading manufacturer of high-powered LEDs and a pioneer in the use of solid-state lighting solutions for everyday purposes, including automotive lighting, traffic signaling, signage, LCD backlighting and general lighting. Lumileds Lighting supplies core LED material and LED packaging, manufacturing billions of LEDs annually, and produces the world’s brightest red, amber, blue, green and white LEDs. The operations are located in the USA, Malaysia and the Netherlands. In November 2004 the existing relationship was extended with the establishment of a partnership to develop and market new modular LED-lighting solutions for the automotive industry.

Crolles2, a venture of Philips with partners Freescale and STMicroelectronics, started production of new products in 2003 and developed new technologies for functional memory cells in 90-nm and 65-nm technology. These new technologies are expected to lead to lower-power, higher-speed and smaller-area semiconductors, which are needed for the next generation of mobile phones, PDAs and other portable devices.

LG.Philips LCD Co., a manufacturing venture between Philips and LG Electronics of South Korea, is a leading manufacturer and supplier of thin-film transistor liquid-crystal display (TFT-LCD) panels. New shares were issued in 2004 to the public through an IPO. As a result, Philips and LG Electronics of South Korea now each hold a 44.6% stake. The company manufactures TFT-LCD panels in a wide range of sizes and specifications, primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates six fabrication facilities in Korea and has approximately 9,000 employees in locations around the world. Its new sixth-generation TFT-LCD fabrication plant, ‘P6’, began mass production in 2004. ‘P6’ is producing TFT-LCDs for large and wide LCD TVs and desktop monitors and is the first factory in the world to use 1500 x 1850 mm glass substrates, which will increase factory productivity and panel throughput for large and wide TFT-LCD production. This factory represents a significant step forward in manufacturing and innovation, and follows a tradition of record-setting production ramps that LG.Philips LCD achieved in its fourth- and fifth-generation factories (the world’s first) in 2000 and 2002 respectively.

LG.Philips Displays is a 50/50 joint venture with LG Electronics of South Korea and is a leading supplier of cathode-ray tubes (CRTs) for televisions and desktop monitors. The joint venture combines the two companies’ complementary strengths and creates cost synergy potential in the mature CRT market. In order to maintain its current underlying profitability level and to strengthen its leading position, the company is continuing its restructuring program and cost-reduction drive in view of the structural overcapacity in the market.

InterTrust Technologies Corporation is a leading developer of Digital Rights Management (DRM) technologies and holds a key DRM patent portfolio, which covers a wide variety of secure digital distribution technologies, including digital media platforms, web services and enterprise infrastructure. One of the reasons for Philips’ 49.5% shareholding is to ensure wider access to InterTrust’s key DRM intellectual property rights, so as to enable broad DRM-protected distribution of digital content for the benefit of content owners, service providers, device makers as well as consumers and enterprises. In April 2004, InterTrust and Microsoft settled their patent litigation, with Microsoft taking a comprehensive license to InterTrust’s patent portfolio, resulting in a one-time gain of EUR 100 million (Philips’ share). Microsoft and InterTrust believe the agreement will accelerate the adoption and development of DRM technologies.

40          Philips Annual Report 2004

FEI Company is a US-based company in which Philips holds 26% of the outstanding shares. FEI is the leading supplier of Structural Process ManagementTM solutions to the world’s technology leaders in the fields of semiconductors, data storage and biological structures.

Taiwan Semiconductor Manufacturing Company Limited (TSMC) is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry industry’s largest portfolio of process-proven library, IP, design tools and reference flows. TSMC, in which Philips holds approximately 19% of the outstanding shares, operates two advanced 300 mm wafer fabs, five 8-inch wafer fabs, and one 6-inch wafer fab. TSMC also has substantial capacity commitments at its wholly owned subsidiary, WaferTech, and its venture fab, SSMC. The company’s manufacturing capacity is currently about 4.3 million wafers, while its revenues represent some 60% of the global foundry market. In 2002, TSMC became the first semiconductor foundry to enter the top ten IC companies in terms of worldwide sales. The principal reasons for Philips’ holding an interest in TSMC are to secure a strategic supply of wafers, to share and exchange technology and manufacturing knowledge, and to share the risk of capital expenditures.

NAVTEQ Corporation is a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and internet-based mapping applications. NAVTEQ’s database — the company’s principal product — is a highly accurate and detailed representation of road transportation networks in the United States, Canada, Western Europe and other regions.

In August 2004, NAVTEQ completed its initial public offering, in which Philips participated as a selling shareholder. Following the IPO, Philips’ interest in NAVTEQ decreased from 83.5% to 34.8% and, as a result, was no longer consolidated as from August 2004 onwards. Pursuant to a pre-existing arrangement between Philips and NavPart I B.V. (a consortium of six participating companies), Philips exercised its right to purchase 2.6 million shares, which will increase its holding in NAVTEQ to an aggregate of 37.7% upon settlement of the purchase.

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the applications of consulting, systems integration and managed operations, employing 45,000 people in 50 countries. Following the takeover of Schlumberger Sema in 2004, Philips’ stake in the company decreased from 44.7% to 31.9%, and a dilution gain of EUR 156 million was recorded in January 2004. In December 2004, Philips sold 11 million shares in Atos Origin. The transaction reduced Philips’ stake in the company to 15.4% and resulted in a non-taxable gain of EUR 151 million in the fourth quarter of 2004.

By year-end 2004 the Corporate Venturing portfolio comprised some 10 companies in which Philips has a minority stake. Where appropriate, new equity interests in ventures are now negotiated exclusively as part of a broader partnership arrangement between Philips business units and emerging technology companies. Ownership of these minority stakes lies with the respective product divisions.

Philips Annual Report 2004          41

42          Philips Annual Report 2004

Operating and financial review and prospects

all amounts are expressed in millions of euros unless otherwise stated

Introduction

The following discussion is based on the consolidated financial statements and should be read in conjunction with those statements and the other financial information contained herein, including the information set forth under ‘Information on the Philips Group’.

The consolidated financial statements of Koninklijke Philips Electronics N.V. (the ‘Company’) have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP) and are discussed in the consolidated financial statements contained in this report. These accounting principles differ in some respects from generally accepted accounting principles in the Netherlands (Dutch GAAP). In addition to the US GAAP consolidated financial statements, Dutch GAAP financial statements on a consolidated and single company basis are provided. A reconciliation of material differences between the two is provided in the separate section entitled ‘Dutch GAAP information’ on pages 176 and 177 of this Annual Report. For purposes of Dutch corporate law, the Company’s balance sheet under Dutch GAAP is determinative of the amount available for distribution to shareholders.

The Company believes that an understanding of sales performance is enhanced when the effects of currency and acquisitions and divestitures (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is also provided.

Comparable sales levels exclude currency and consolidation effects.

As indicated in the Accounting Policies, sales and income are translated from foreign currencies into the reporting currency of the Company, the euro, at weighted average exchange rates during the respective years. As a result of the significant currency fluctuations during the years presented, the effects of translating foreign currency sales amounts into euros had a material impact that has been excluded in arriving at the comparable sales level in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported.

Years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated as disclosed in note 1 to the consolidated financial statements of the Philips Group on pages 106 to 112 of this Annual Report. The effect of consolidation changes has also been excluded in arriving at the comparable sales level.

The Company stops consolidating an entity (‘deconsolidation’) when it no longer maintains a direct or indirect controlling interest through voting rights or other qualifying variable interests. On sale of a controlling interest in a subsidiary to unrelated parties, the sold entity is excluded from the consolidated results prospectively from the date of sale. On contribution of a previously consolidated subsidiary to a joint venture, consolidation is discontinued as of the formation of the joint venture.

The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating segments. NOC is defined as: intangible assets; property, plant and equipment; non-current receivables; current assets excluding cash and cash equivalents, securities and deferred tax positions; after deduction of provisions; and other liabilities.

The Company believes that financial strength can be measured by a ratio expressing the total net debt position as a percentage of the sum of total group equity (stockholders’ equity and minority interests) and net debt.

The Company believes that the separate indicator cash flows before financing activities, being the sum total of net cash provided by operating activities and net cash provided by investing activities, improves the understanding of the cash flow statement.

A reconciliation of non-GAAP information, as set out above, to the most directly comparable GAAP financial measure is given on pages 210 and 211 of this Annual Report.

Philips Annual Report 2004          43

Operating and financial review and prospects

Group performance 2004 compared to 2003

Management summary

The year 2004

•	Sales in 2004 amounted to EUR 30,319 million, up 4% compared with 2003; on a comparable basis sales growth was 9%, mainly generated by the technology-related sectors

•	Income from operations amounted to EUR 1,607 million in 2004, compared with EUR 488 million in 2003

•	Net income amounted to EUR 2,836 million, and reflected a better underlying operating performance at Semiconductors and Medical Systems and improved income from unconsolidated companies

•	Positive cash flow from operating activities of EUR 2.7 billion; net debt of Company virtually nil

Net income

	2002	2003	2004
Sales	31,820	29,037	30,319
Income from operations	420	488	1,607
as a % of sales	1.3	1.7	5.3
Financial income and expenses	(2,227)	(244)	216
Income taxes	(27)	15	(358)
Results unconsolidated companies	(1,346)	506	1,422
Minority interests	(26)	(56)	(51)
Cumulative effect of change in accounting principle	–	(14)	–

Net income (loss)	(3,206)	695	2,836
Per common share - basic	(2.51)	0.54	2.22
- diluted	(2.51)	0.54	2.21

Euro rate against the US dollar

The year 2004 and the financial performance of the Philips Group were characterized by the following major developments:

•	The cyclical upturn of the technology markets, which started in the third quarter of 2003 and lasted until the end of the third quarter of 2004, benefited in particular the Semiconductors sector and the LCD activities, as well as Optical Storage and certain other parts of the Other Activities sector.

•	The performance of the Medical Systems sector continued to improve with the introduction of innovative new products and enhanced service capability. Together with tight cost control, this led to the achievement of the profitability target that was set three years ago.

•	Accelerated digitalization of Consumer Electronics’ product mix, new entrants and new business models put severe pressure on gross margins, which could not be fully offset by higher sales volumes and reduced costs. In order to further improve its Consumer Electronics (CE) business, Philips intends to transfer its monitor display business and part of its flat display business to the Taiwan-based company TPV.

•	The decline of the US dollar against the euro had a large negative impact on the Company’s sales revenues. The impact on the bottom line was partly offset by disciplined hedging strategies and by adjusting the currencies of cost structures to better balance the currencies of revenues.

•	A number of events had significant positive or negative effects on the financial performance of the Company. Events with a significant positive impact included the IPOs of NAVTEQ and LG.Philips LCD, the sale of shares of Atos Origin, Vivendi Universal and ASML, and gains associated with transactions by Atos Origin and InterTrust. The total positive impact of these events was EUR 635 million on income from operations and EUR 1,590 million on net income. Events with significant negative financial consequences included the impairment charge for MedQuist and the litigation settlement for Volumetrics, which had an impact of EUR 723 million on income from operations and of EUR 676 million on net income.

•	The Company benefited from continued focus on cost reductions. Pension costs were reduced as part of new wage settlements with the trade unions in the Netherlands, and the benefits of earlier cost-reduction and restructuring programs were secured and brought to the bottom line in 2004, partly offset by higher expenses for global brand and advertising campaigns.

Overall, this resulted in high operational and financial cash flows, which reduced the net debt to group equity position to 1:99 by year-end, providing the Company with a strong balance sheet and ample flexibility for growth and financial strategies.

44          Philips Annual Report 2004

Performance of the Group

	2003	2004
Sales	29,037	30,319
% nominal (decrease) increase	(9)	4
% comparable increase	4	9
Income from operations	488	1,607
as a % of sales	1.7	5.3
Net operating capital (NOC)	8,071	7,192
Employees (FTEs)	164,438	161,586

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Sales

In percentage terms the composition of the change in sales of 2004 over 2003 was as follows:

Sales growth composition 2004 versus 2003 (in %)

	Nominal	Currency	Consol.	Comparable
	growth	effects	changes	growth
Medical Systems	(1.8)	(5.9)	0.2	3.9
DAP	(4.1)	(3.5)	–	(0.6)
Consumer Electronics	8.0	(4.0)	0.7	11.3
Lighting	0.1	(4.2)	(0.8)	5.1
Semiconductors	9.5	(6.4)	3.0	12.9
Other Activities	11.9	(3.7)	(2.1)	17.7
Philips Group	4.4	(4.8)	0.5	8.7

Sales in 2004 amounted to EUR 30,319 million, compared with EUR 29,037 million in 2003, an increase of 4% nominally.

The reduced value of the US dollar and other currencies had a 5% negative impact on sales in 2004. Adjusted for this negative currency effect and the effect of consolidation changes, comparable sales were up by almost 9% compared to 2003. The effect on sales of the consolidation of SSMC (Semiconductors) was substantially offset by the deconsolidation of NAVTEQ (Other Activities).

Comparable sales growth was especially strong at Semiconductors and in Other Activities, where the rebound of the technology markets was most noticeable.

The 4% increase in comparable sales at Medical Systems was driven by double-digit growth at Computed Tomography and X-Ray. At DAP, an increase in sales at Food & Beverage and Shaving & Beauty was offset by lower sales at Oral Healthcare and Home Environment Care.

At CE, the 11% comparable sales growth was driven by Connected Displays, Mobile Infotainment and Licenses. The 5% comparable increase at Lighting was due to higher sales in all businesses.

Semiconductors excluding Mobile Display Systems showed comparable growth of just below 20%, the main driver being Mobile Communications. Within Other Activities, sales growth came from Optical Storage and Corporate Investments such as Assembléon and Enabling Technologies Group (ETG).

Income from operations

The following overview aggregates sales and income from operations.

	2004
	sales	income (loss)	income from
		from	operations as
		operations	a % of sales
Medical Systems	5,884	34	0.6
DAP	2,044	323	15.8
Consumer Electronics	9,919	361	3.6
Lighting	4,526	591	13.1
Semiconductors	5,464	450	8.2
Other Activities	2,482	366	14.7
Unallocated	–	(518)	–

Total	30,319	1,607	5.3

	2003
	sales	income (loss)	income (loss)
		from	from
		operations	operations as
			a % of sales
Medical Systems	5,990	431	7.2
DAP	2,131	398	18.7
Consumer Electronics	9,188	248	2.7
Lighting	4,522	577	12.8
Semiconductors	4,988	(342)	(6.9)
Other Activities	2,218	(263)	(11.9)
Unallocated	–	(561)	–

Total	29,037	488	1.7

Improved market conditions, higher-margin products from innovation and continued tight control of costs resulted in a sharp improvement in income from operations. Compared to the previous year, the improvement was supported by a EUR 635 million gain related to the IPO of NAVTEQ and a EUR 158 million reduction in pension costs, partly offset by a EUR 329 million increase in net restructuring and impairment charges.

Philips Annual Report 2004          45

Operating and financial review and prospects

Medical Systems was negatively affected by the impairment charge for MedQuist (EUR 590 million) and the Volumetrics settlement (EUR 133 million, net of recoveries from insurance). Excluding these items, Medical Systems posted an improvement in income from operations to EUR 757 million. This improved performance was fueled by the introduction of innovative new products and improved service capability, which resulted in strong order rates and higher market shares. Tight control of costs and process improvements also contributed. Performance improvements at Lighting were due to the recovery of some major markets, along with innovation and solid cost control.

Faced with intensified competition, DAP did not match 2003 profitability. Together with increased costs, especially for advertising and promotion, this resulted in a EUR 75 million decline in income from operations compared to 2003.

Benefiting from the industry upturn that was visible especially in the first half of 2004, Semiconductors was one of the major drivers of the Company’s improved income from operations. Its performance improvement was the result of higher capacity utilization, lower R&D spending and the positive effects of earlier restructuring programs. By the end of the year, however, fab utilization declined to approximately the same level as a year earlier.

Income from operations for Licenses

The operational performance of Consumer Electronics was affected by competitive pressures, especially in Europe. Despite the successful progress of the Business Renewal Program, income from operations for CE, excluding License income, was below the level achieved in 2003, due to a faster-than-expected decline in gross margins. License income improved by EUR 181 million compared to 2003, to an amount of EUR 478 million. Past-use license income and general settlements made an exceptionally strong contribution to income (EUR 252 million). Such a contribution is generally not expected to recur in the coming years.

Total pension (costs) / benefits

After a EUR 312 million increase in Group pension costs in 2003, pension costs decreased by EUR 158 million in 2004, mainly due to the renegotiation of pension arrangements in the Netherlands.

Corporate & Regional Overhead Costs increased by EUR 60 million, mainly due to the EUR 58 million investment in the brand campaign. The product divisions spent another EUR 22 million on this campaign.

The declining US dollar impacted our income from operations negatively, especially at Semiconductors. The effect of this significant decline was partly offset by disciplined hedging strategies and by adjusting cost structures to balance the revenue structures.

Financial income and expenses

Financial income and expenses consist of:

	2003	2004
Interest expenses (net)	(328)	(258)
Sale of securities	146	442
Other	(62)	32

Total	(244)	216

Net interest in 2004 was EUR 70 million lower than in the previous year as a result of a significant decrease in net debt. Sale of the remaining shares in Vivendi Universal and ASML, which are accounted for under other non-current financial assets, resulted in a gain of EUR 300 million and EUR 140 million respectively.

Other financial income in 2004 primarily relates to the recognition of interest (EUR 46 million) resulting from a favorable resolution of US fiscal audits for the years 1987 — 1992.

46          Philips Annual Report 2004

Income from the sale of securities affects the comparability of the financial income and expenses reported in 2003 and 2004 and contains the following items:

	2003	2004
Income from the sale of securities:
Gain on sale of JDS Uniphase shares	13	–
Gain on sale of ASML shares	114	140
Gain on sale of Vivendi shares	19	300

Income taxes

Income taxes represented an expense of EUR 358 million, compared to a benefit of EUR 15 million in 2003. Excluding non-taxable gains on the IPO of NAVTEQ (EUR 635 million) and the sale of shares in Vivendi Universal and ASML (EUR 440 million) and the non-tax-deductible impairment charge relating to MedQuist (EUR 590 million), the tax rate in 2004 corresponded to an effective tax rate of 27%, compared with an effective tax benefit of 6% in 2003.

The positive deviation from the projected tax rate of 30% for 2004 is the consequence of an improved performance in certain fiscal jurisdictions (e.g. Italy and Belgium) which resulted in a release of valuation allowances that more than offset additions to provisions included under income taxes payable to cover certain fiscal contingencies.

For 2005, an effective tax charge of 30% on pre-tax income is expected.

Results relating to unconsolidated companies

Results relating to unconsolidated companies consisted of the following:

	2003	2004
Company’s participation in income and loss	169	983
Results on sale of shares	715	193
Gains and losses arising from dilution effects	53	254
Investment impairment charges	(431)	(8)

Total	506	1,422

The Company’s participation in income and loss was comprised of:

	2003	2004
LG.Philips LCD	382	575
LG.Philips Displays	(385)	(69)
SSMC	(7)	–
Others	179	477

Total	169	983

In 2004 most of the unconsolidated companies’ net income improved compared to 2003.

LG.Philips LCD continued to benefit from very strong demand for flat screens and achieved a much higher net income. However, after many months of rising price levels, by mid-year selling prices started to decline as manufacturing capacity outpaced market demand. In November 2004, LG.Philips LCD announced the decision to invest in its seventh-generation TFT-LCD fabrication plant. The total investment for ‘P7’, which will be developed in phases, is KRW 5,297 billion (EUR 3.7 billion).

Although operating results improved in 2004 compared to 2003, confronted with continued price erosion and tough market conditions, LG.Philips Displays continued to reorganize its activities worldwide to reduce capacity. The Company’s share of restructuring and asset impairment charges recorded by LG.Philips Displays amounted to EUR 132 million in 2004 and EUR 417 million in 2003.

SSMC was consolidated in 2004 by the Semiconductor division, and consequently no longer contributed to the results relating to unconsolidated companies.

The Company has a share in income and losses of various other companies, primarily TSMC, Atos Origin, InterTrust, Crolles and NAVTEQ (as from August 2004).

The license agreement between InterTrust Technologies Corp. and Microsoft Corp. to settle all their outstanding litigation contributed a net gain of EUR 100 million. The various other companies contributed a net profit of EUR 377 million.

TSMC benefited from continued positive market demand through 2004; however, it also experienced a slowdown in the fourth quarter, when utilization rates went down to around 85%. In Taiwan dollar terms, full-year sales for 2004 increased 27% over 2003 to a record high.

Philips Annual Report 2004          47

Operating and financial review and prospects

In 2004 the Crolles2 waferfab venture with STMicroelectronics and Freescale for the advanced development of silicon manufacturing technology unveiled its 90-nm process, thus confirming its progress towards strong manufacturing cost savings. Philips’ share in the costs of this facility amounted to EUR 60 million.

Results on the sale of shares in 2004 were primarily attributable to the gain on the sale of 11 million shares in Atos Origin (EUR 151 million), resulting in a reduction of the Company’s shareholding in Atos Origin from 31.9% to 15.4% at year-end 2004. The amount in 2003 mainly resulted from the sale of 100 million American Depository Shares (each representing 5 common shares) of TSMC (EUR 695 million).

Gains and losses arising from dilution effects were primarily due to a EUR 156 million gain recorded as a result of a reduction of the Company’s shareholding in Atos Origin (from 44.7% to 31.9%) following the Schlumberger Sema acquisition by Atos Origin in January 2004 and a EUR 108 million gain recorded as a result of a dilution of the Company’s shareholding in LG.Philips LCD (from 50% to 44.6%) in conjunction with the latter’s IPO.

In accordance with TSMC’s Articles of Incorporation, yearly bonuses to employees have been granted partially in shares. Generally, stock dividends will also be paid. In 2004 and 2003, new shares were issued in grants to employees and as a stock dividend. Because Philips only participates in the stock dividend distribution, its shareholding in TSMC was diluted as a result of shares issued to employees. Accordingly, Philips recorded a dilution loss of EUR 10 million in 2004 and EUR 15 million in 2003. This dilution loss decreased the book value of Philips’ investment in TSMC and is charged to income under results relating to unconsolidated companies.

On August 16, 2002, Atos Origin purchased all of the common stock of KPMG Consulting in the UK and the Netherlands. The consideration for the acquisition consisted of the issue of 3,657,000 bonds redeemable in shares (ORA bonds) with stock subscription warrants attached at a price of EUR 64.20 each, representing a total amount of EUR 235 million, and a cash payment of EUR 417 million. The bonds and warrant bonds were redeemed in shares on August 16, 2003. As a consequence, Philips’ shareholding was diluted from 48.4% to 44.7%, resulting in a dilution gain in 2003 of EUR 68 million. This dilution gain increased the book value of Philips’ investment in Atos Origin and was credited to income under results relating to unconsolidated companies.

Furthermore, in 2003, the Company recorded an investment (goodwill) impairment charge of EUR 411 million with respect to its investment in LG.Philips Displays.

Minority interests

The share of minority interests in the income of group companies in 2004 amounted to EUR 51 million, compared with a share of EUR 56 million in 2003. This was mainly influenced by the effect of the consolidation of SSMC (EUR 29 million), which was more than offset by NAVTEQ (EUR 32 million).

Net income

Income before the cumulative effect of a change in accounting principles in 2004 amounted to EUR 2,836 million (EUR 2.22 per common share — basic) compared to EUR 709 million in 2003 (EUR 0.55 per common share — basic).

The cumulative effect of the change in accounting principles in 2003 was EUR 14 million (EUR 0.01 per common share — basic).

Net income in 2004 was EUR 2,836 million (EUR 2.22 per common share — basic) compared to EUR 695 million in 2003 (EUR 0.54 per common share — basic).

48          Philips Annual Report 2004

Philips Annual Report 2004          49

Operating and financial review and prospects

Medical Systems

Key data

in millions of euros	2002	2003	2004
Sales	6,844	5,990	5,884
Sales growth
% increase (decrease), nominal	42	(12)	(2)
% increase, comparable	5	7	4
Income from operations	309	431	34
as a % of sales	4.5	7.2	0.6
Net operating capital (NOC)	4,849	3,671	2,862
Employees (FTEs)	31,027	30,611	30,790

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Sales and net operating capital

Income from operations

Market developments

Overall, the medical markets showed modest comparable growth of 4% in 2004, with low growth in North America and Europe and strong growth in Asia Pacific and Latin America. Healthcare reforms in some countries and competitive pressures are slowing down the growth of the medical markets. Nevertheless, the overall market is expected to continue to grow in the coming years, fueled by an ageing world populations’s greater imaging needs, new technologies for earlier and better diagnoses, and the replacement of invasive procedures with non- or minimally invasive imaging procedures. Large-scale genomic and proteomic research projects are being launched in order to enhance the understanding of disease on a molecular level. This move toward molecular medicine is expected to create a new dynamic in the market in the years to come. In addition to the imaging equipment, healthcare IT and imaging agents are becoming increasingly important elements of the imaging industry.

Strategy

In the past years Medical Systems has created a strong organization and achieved significant operational improvements. It has also enhanced its offering to the market by developing partnerships for financing (De Lage Landen in the USA, Société Générale in a number of European countries) and for the delivery of enterprise systems in the healthcare IT market (Epic). In addition, it is broadening its base in China with the establishment of the Philips-Neusoft venture.

Medical Systems’ strategy is now aimed at becoming a clinically focused company unique in its capability to offer complete systems for diagnosis and treatment of a variety of diseases. To realize this, Medical Systems intends to expand its portfolio beyond its current offering of diagnostic imaging, monitoring and medical IT.

The main areas of expansion will be focused around the care cycles of acute care, cardiovascular disease, oncology and neurology, and in extending care to the home. In addition, Medical Systems will continue to invest in molecular imaging and molecular diagnostics. In parallel to this growth and expansion, Medical Systems will maintain its focus on innovation and operational excellence.

Financial performance

Nominal sales growth was hampered by a lower US dollar, resulting in a 2% decline compared to 2003. Comparable sales increased by 4% and were especially strong in Computed Tomography and X-ray. All regions contributed to the comparable sales growth.

50          Philips Annual Report 2004

New products* as a % of sales

Medical Systems was negatively affected by impairment charges for MedQuist (EUR 590 million) and the Volumetrics litigation settlement (EUR 133 million, net of recoveries from insurance). The improved underlying performance was driven by higher sales, a favorable product mix (gross margin improved by 2% from 2003) and lower costs. Customer Service, Cardiac & Monitoring Systems, Computed Tomography and Ultrasound were the main contributors to this income improvement. The growing installed base is driving the increase in customer service.

The Philips-Neusoft venture, of which Philips holds 51%, has been consolidated; a total cash investment of EUR 49 million was made. In 2004, a 16% increase in orders compared to 2003 gives Medical Systems a strong starting point for 2005.

Philips Annual Report 2004          51

Operating and financial review and prospects

Domestic Appliances and Personal Care

Key data

in millions of euros	2002	2003	2004
Sales	2,273	2,131	2,044
Sales growth
% increase (decrease), nominal	2	(6)	(4)
% increase, (decrease), comparable	6	3	(1)
Income from operations	401	398	323
as a % of sales	17.6	18.7	15.8
Net operating capital (NOC)	529	464	393
Employees (FTEs)	8,766	8,180	8,205

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Sales and net operating capital

Income from operations

Market developments

Overall, markets demonstrated a decline in value, despite modest growth in volume. Our main markets exhibited growth in lower-priced segments at the expense of more premium segments. In particular, the US market showed a strong decrease in value for both shavers and rechargeable toothbrushes, driven by intense competition.

We retained and/or gained number one or number two positions in over 75% of our targeted markets.

Strategy

DAP offers customers exciting breakthrough products that combine advanced technology and a deep understanding of what consumers need and want for health, beauty and home care. The division intends to achieve and defend sustainable leadership positions in selected categories by creating unique appliance-consumable propositions. It is joining forces with major consumer brands and also seeks to expand in high-growth categories such as Oral Healthcare and to establish growth in high-end segments from a best-in-class cost position. In 2004, Philips announced the establishment of a new Consumer Health & Wellness group to develop products and services that diagnose, monitor, improve and care for the health and well-being of consumers.

Financial performance

Nominal sales fell by 4%, whereas sales on a comparable basis declined by 1%. Food & Beverage (Senseo) posted strong comparable sales growth, and Shaving & Beauty showed moderate growth. These increases were completely offset by declines at Home Environment Care and Oral Healthcare (mainly US). All businesses showed slightly increased gross margins, with the exception of Shaving & Beauty, where margins were stable. Income from operations as a percentage of sales recovered in the second half of 2004 to double-digit figures; for the full year, however, it was down to 15.8% from 18.7% in 2003, impacted by higher investments in advertising, promotion and R&D costs. The higher selling costs were mainly visible in the first three quarters of the year.

52          Philips Annual Report 2004

Consumer Electronics

Key data

in millions of euros	2002	2003	2004
Sales	9,855	9,188	9,919
Sales growth
% (decrease) increase, nominal	(7)	(7)	8
% (decrease) increase, comparable	(4)	2	11
Income from operations	208	248	361
as a % of sales	2.1	2.7	3.6
Net operating capital (NOC)	46	(82)	(161)
Employees (FTEs)	21,018	19,111	16,993

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Sales and net operating capital

Income from operations

Market developments

The trend of increased competition, with PC suppliers entering CE markets, continued in 2004, leading to further convergence. The number of identified competitors increased from 32 in 1999 to 77 by the end of 2004. Despite the increased number of players, CE was able to maintain its market share. After stabilizing in 2003, markets grew an estimated 8% in 2004. Severe price reductions accelerated the transition from traditional CRT televisions to LCD and Plasma TV.

Strategy

CE has been repositioned for future profitability, having migrated from analog to digital, from manufacturing to marketing, and from a broad to a more focused portfolio. CE continues to establish partnerships with leading retailers (e.g. Dixons), to enter into innovative alliances (e.g. Yahoo!) and to introduce new sales channels (e.g. telecom operators). Philips and TPV Technology Limited signed a letter of intent transferring the OEM sales, manufacturing and development of PC monitors and entry-level Flat TVs to TPV. This reflects our continuous effort to reduce our business risk and lower our cost base. The Business Renewal Program is being accelerated and is ahead of schedule to achieve EUR 400 million anticipated cost savings by year-end 2005. By the end of 2004, savings amounted to EUR 250 million on a run-rate basis.

Financial performance

Nominal sales growth was 8%, and was heavily impacted by the lower US dollar. Comparable sales were up by 11%, following the 2% increase in 2003, and slightly exceeded the growth of the market. Comparable sales growth was particularly strong in Asia Pacific (33%) and Latin America (52%).

Comparable sales growth was driven by Connected Displays, Licenses and, to a lesser extent, Home Entertainment Networks. Income from operations excluding Licenses was negative and severely impacted by net restructuring charges and a faster-than-expected decline in gross margins, partly compensated by savings from the Business Renewal Program. The decline in gross margins was due to various factors, including increased price competition, mainly in Europe, and a sharp fall in Flat TV prices in the second half of 2004. Net restructuring charges totaled EUR 138 million and mainly related to the closure of the front-end projection display and Liquid Crystal on Silicon activities and the execution of the Business Renewal Program.

Income from operations for Licenses amounted to EUR 478 million, compared to EUR 297 million in 2003. Past-use payments and general settlements (2004: EUR 252 million; 2003: EUR 121 million) and DVD-related programs were the main drivers of the improvement. Net operating capital at the end of 2004 amounted to a negative of EUR 161 million, compared to a negative of EUR 82 million in 2003.

Philips Annual Report 2004          53

Operating and financial review and prospects

Lighting

Key data

in millions of euros	2002	2003	2004
Sales	4,845	4,522	4,526
Sales growth
% (decrease), nominal	(5)	(7)	0
% (decrease) increase, comparable	(2)	2	5
Income from operations	602	577	591
as a % of sales	12.4	12.8	13.1
Net operating capital (NOC)	1,723	1,521	1,493
Employees (FTEs)	46,870	43,800	44,004

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Sales and net operating capital

Income from operations

Market developments

The lighting market recovered well in 2004, although weak demand in the European construction sector impacted local Luminaires sales. Mature markets such as lamps and lighting electronics picked up strongly, and new emerging markets like UHP, automotive and LEDs continued to develop rapidly. In regional terms, Asia Pacific continued to be the main area of growth.

Strategy

Lighting wants to achieve profitable growth — in the fast-growing economies (especially China), with leading global customers, in innovative new market segments and by enhancing the position in the value chain towards professional customers and end-users. End-user-driven innovation, marketing and supply excellence, and people are the key drivers for the business as it moves forward. Lighting will continue to pursue a policy of continuous improvement and strict control of costs and assets.

It also seeks to develop in new areas, expanding its leading position in lighting systems into fast-growing consumer electronics applications like video-projection systems, as well as developing its solid-state lighting (LED) activities. Lumileds Lighting, an unconsolidated venture with Agilent Technologies in which Philips holds a 48% stake, achieved a substantial increase in sales and income, whilst continuing to build its product portfolio for the future. For its fiscal year Lumileds Lighting’s sales were USD 280 million, representing 44% growth compared to the prior fiscal year. During the fiscal year 2004 net income tripled to USD 62 million compared to the previous year.

Financial performance

Nominal sales remained flat and were heavily impacted by the sliding US dollar. Benefiting from the market recovery, comparable sales increased by 5%, mainly driven by high growth in Automotive, Special Lighting & UHP and Lighting Electronics. Sales in Europe and Asia Pacific were particularly buoyant, with North America recovering steadily. Income from operations increased from EUR 577 million in 2003 to EUR 591 million. As a percentage of sales, income from operations continued the upward trend shown in the previous years, going from 12.4% in 2002 to 12.8% in 2003 and 13.1% in 2004. Restructuring and impairment charges in 2004 totaled EUR 63 million, mainly for Lamps and Luminaires, compared with EUR 27 million in 2003.

54          Philips Annual Report 2004

Semiconductors

Key data

in millions of euros	2002	2003	2004
Sales	5,032	4,988	5,464
Sales growth
% (decrease) increase, nominal	(1)	(1)	10
% increase, comparable	2	11	13
Income (loss) from operations	(524)	(342)	450
as a % of sales	(10.4)	(6.9)	8.2
Net operating capital (NOC)	3,814	2,676	2,669
Employees (FTEs)	34,225	33,177	35,116

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Sales and net operating capital

Income from operations

Market developments

Fueled by the performance of the US and Chinese economies and following the recovery started in the second half of 2003, the semiconductor markets peaked in 2004 with 28% growth in US dollar terms. However, with rising US interest rates and growing concerns about the recovery, order books were shortened during the second half of the year, leading to a general decline of technology markets. The sharp fall in panel prices in the third quarter of 2004 and pressure on LCD TV prices, as well as price declines in the mobile phone market in the face of strong competition from Chinese brands, adversely affected results in the second half. The market for standard products also grew faster in the first half, as the sector peaked, declining afterwards in line with order books. The mobile phone market ended the year at a level of 650 million handsets. The mobile displays market experienced a continuous shift from monochrome to color, the latter now accounting for more than 80% of the market.

Strategy

Serving the consumer, communication, automotive and computing markets, Semiconductors is actively managing a balanced portfolio spanning emerging, mature and multi-market products. The focus is on the development of Nexperia-based customer solutions that combine semiconductors, software and services. In this respect the division aims to grow particularly in DVD+RW, LCD TV and communication products. The focus on key accounts continues. Semiconductors has adopted a capital-efficient manufacturing strategy in order to be more flexible and effective throughout future industry cycles. Having rationalized its own wafer capacity, it expects to continue to outsource a large percentage of future capacity needs during upturns and load its own manufacturing sites with stable products. In 2004, the division reduced R&D costs as a percentage of sales, while continuing to invest in its technology partnership with STMicroelectronics and Freescale at Crolles2.

Financial performance

2004 was the best year for the semiconductor markets since the peak year of 2000, with a strong first three quarters of the year. Semiconductors’ share of the markets it serves was relatively stable compared to 2003. Continuing the trend of 2003, capacity utilization rose in the first half of 2004 to 99%, but declined to 81% in the fourth quarter. Consumer and Mobile Communications posted strong growth, while margins improved at Mobile Display Systems and for standard products.

Philips Annual Report 2004          55

Operating and financial review and prospects

Utilization rate Semiconductors

Income from operations was positive in all quarters and totaled EUR 450 million, mainly due to higher utilization rates, the effect of the restructuring program and lower R&D spending as a percentage of sales. Net restructuring and impairment charges amounted to EUR 36 million. Income from operations included a gain of EUR 51 million related to an insurance settlement in respect of property damage from the fire in Caen. In 2003, net restructuring and impairment charges totaled EUR 290 million. Net capital expenditures in 2004 amounted to EUR 573 million, of which EUR 216 million related to SSMC, which was consolidated in 2004. In addition, the cash flow used for investing activities related to Crolles2 recorded by the Philips Group amounted to EUR 105 million.

56          Philips Annual Report 2004

Other Activities

Key data

in millions of euros	2002	2003	2004
Sales	2,971	2,218	2,482
Sales growth
% (decrease) increase, nominal	(34)	(25)	12
% (decrease) increase, comparable	(4)	(5)	18
Technology Cluster	(274)	(293)	(323)
Corporate Investments	153	(63)	35
Other	(125)	93	654

Income (loss) from operations	(246)	(263)	366
as a % of sales	(8.3)	(11.9)	14.7
Net operating capital (NOC)	(181)	150	117
Number of employees (FTEs)	23,866	27,086	23,869

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Total Philips R&D expenditures

Research programs, in value at year-end 2004

Introduction

This sector comprises four main groups of activities: Technology Cluster (such as Philips Research, Intellectual Property & Standards, the Philips Center for Industrial Technology and the Incubator), Corporate Investments (such as Assembléon and Philips Enabling Technologies Group), Global Service Units for IT, Finance, HRM, Real Estate and Philips Design, and Miscellaneous (Optical Storage and NAVTEQ). Most of the activities in Corporate Investments are being redesigned, or disentangled and prepared for divestment.

Technology Cluster

The cost of the Technology Cluster in 2004 amounted to EUR 323 million, compared to EUR 293 million in 2003, and was impacted by the discontinuation of Liquid Crystal on Silicon activities, which led to a restructuring charge of EUR 34 million. Following the successful start of the Incubator program in 2003, the number of innovative new projects captured by the Philips Incubator accelerated during 2004, resulting in higher investments. Research costs in the Technology Cluster were less than in 2003, due to the lower cost base. Total Philips R&D expenditures were EUR 2.5 billion, slightly below the 2003 level.

Corporate Investments

Within the Corporate Investments portfolio, almost all businesses posted an improved performance. In particular, the technology-related companies such as RF Solutions, Philips Enabling Technologies Group and Assembléon, benefiting from prior-year restructurings, took full advantage of the upswing in related technology markets. No major divestments were made in 2004. Further execution of the divestment program is expected, as market conditions for sale have improved.

Global Service Units

The Finance Shared Services, People Services and IT Services organizations were key contributors to the efficiencies achieved in 2004. The Real Estate Service Unit recorded impairment charges for buildings in Aachen and Vienna, which had a negative effect of EUR 18 million on income from operations.

Miscellaneous

Following its return to profitability in 2003, Optical Storage continued its upward trend, with income from operations increasing from EUR 51 million to EUR 68 million in 2004. The initial public offering of NAVTEQ Corporation was successfully completed in August 2004, resulting in a EUR 635 million gain on the sale of shares and a net cash inflow of EUR 672 million. Following the IPO, from 83.5% to 34.8%.

Philips Annual Report 2004          57

Operating and financial review and prospects

Unallocated

Corporate & Regional Overheads

The costs of the corporate center, including a part of the Company’s global brand management and sustainability programs, as well as country and regional overheads, are not attributable to the product sectors but are reported separately under Unallocated.

Key data

	2002	2003	2004
Corporate and regional overheads	(332)	(307)	(367)
Pensions/postretirement benefit costs	2	(254)	(151)

Income (loss) from operations	(330)	(561)	(518)
Number of employees (FTEs)	4,315	2,473 *	2,609

*   Reclassification to Other Activities in 2003: 1,623

After showing a decrease during 2003, the corporate and regional overhead costs increased by EUR 60 million in 2004, mainly due to spending on the global brand campaign, which totaled EUR 80 million, of which EUR 22 million was spent by the product divisions and EUR 58 million by Corporate & Regional organizations.

The total pension costs for the Company in 2004 amounted to EUR 284 million, a decrease of EUR 158 million compared to 2003, mainly caused by the renegotiated pension agreements in the Netherlands. Of these pension costs of EUR 284 million, a total of EUR 172 million was absorbed by the product divisions and the remaining EUR 112 million at Corporate level. Net postretirement benefit costs amounted to EUR 39 million. The change agreed with Dutch trade unions from a final-pay to an average-pay pension system in the Netherlands, which includes a limitation of the indexation, has resulted in a reduction of the Company’s projected benefit obligation. In addition, the transfer of existing pension obligations into a pre-retirement fund led to a further reduction of the projected benefit obligations together with a reduction of pension plan assets.

The increase in the number of employees occurred mainly in Asia, reflecting our continued focus on growth areas, especially China and India.

Performance by region

	2003		2004
	sales	income (loss)	sales	income (loss)
		from		from
		operations		operations
Europe and Africa	12,768	916	13,335	1,225
North America	7,911	(411)	7,448	78
Latin America	1,236	(27)	1,513	52
Asia Pacific	7,122	10	8,023	252

	29,037	488	30,319	1,607

Sales in Europe grew by 4% in 2004; divestments and weaker currencies had a 1% downward effect. All divisions except DAP recorded sales growth, led by Semiconductors, Other Activities and Consumer Electronics. There was a slight decline in sales in a number of countries (Ireland, Portugal and Sweden), but this was more than offset by strong sales in Eastern Europe and Germany.

Sales in North America decreased by 6%, largely because of the weaker US dollar. On a comparable basis, sales increased by 3%. This was attributable to all sectors except DAP and Semiconductors.

Sales in Latin America grew by 22% (32% on a comparable basis). Weaker currencies had a 9% downward effect on growth. All sectors posted double-digit growth, except Lighting, where sales grew by 7% on a comparable basis. Consumer Electronics, Semiconductors and Medical Systems posted comparable growth of 52%, 34% and 27% respectively.

Sales in Asia Pacific increased by 13%, hampered by the negative effect of weak US dollar-related currencies. On a comparable basis, sales grew by 17%, headed by China. Excluding the effects of changes in consolidation and currencies, double-digit growth was visible across all sectors except Medical Systems and DAP, which both grew by 8%.

Income from operations improved in 2004 and was positive in every region. The main visible improvements were in Europe and North America.

58          Philips Annual Report 2004

Employment

At the end of December 2004, the Philips Group had 161,586 employees, a decline of 2,852 from December 31, 2003.

Headcount per sector at year-end 2004

The largest reductions in 2004 occurred at Consumer Electronics (2,118) and at Other Activities (3,217), mainly related to the NAVTEQ deconsolidation and a reduction at Optical Storage. The consolidation of SSMC and the acquisition of Gemini partly offset those declines.

Change in number of employees	2003	2004
Position at beginning of year	170,087	164,438
Consolidation changes:
- new consolidations	–	2,374
- deconsolidations	(1,630)	(2,792)
Comparable change	(4,019)	(2,434)

Position at year-end	164,438	161,586

	at the end of
Employees by product sector	2003	2004
Medical Systems	30,611	30,790
DAP	8,180	8,205
Consumer Electronics	19,111	16,993
Lighting	43,800	44,004
Semiconductors	33,177	35,116
Other Activities	27,086	23,869
Unallocated	2,473	2,609

Total	164,438	161,586

In geographic terms, headcount decreased in Latin America, Europe and North America, offset by new hirings in Asia Pacific.

	at the end of
Employees by geographic area	2003	2004
Netherlands	27,688	26,772
Europe (excl. Netherlands)	46,174	42,470
USA and Canada	28,111	27,144
Latin America	14,714	14,084
Africa	409	411
Asia Pacific	47,342	50,705

Total	164,438	161,586

The number of employees, both permanent and temporary, declined in 2004.

Sales per employee continued to increase.

Sales per employee

After a minor increase in 2003, the sales per employee of the Group increased by 5% in 2004. Whereas the increase in 2003 was mainly due to a decline in the number of employees, the 2004 improvement was driven by sales growth, as the personnel decrease was relatively small. The main areas of growth were Consumer Electronics and Other Activities. Semiconductors’ sales per employee was affected by the decline of the US dollar.

Philips Annual Report 2004          59

Operating and financial review and prospects

Group performance 2003 compared to 2002

Management summary

Led by the United States, the markets in 2003 showed clear signs of recovery. The revival was more modest in Europe. Due to the weaker US dollar, the improving market trends were not reflected in nominal sales.

More importantly, comparable sales increased by 4%, reversing the downward trend of the previous two years.

During the economic downturn of the period 2001-2003, we focused on cost and asset management and on improving our fundamental business processes. As a result, we saw better income from operations in all our sectors (except Other Activities). In addition, the performance in the second half of the year showed that income was growing in line with comparable sales growth.

Net income improved to EUR 695 million, helped by the absence of impairment charges on financial assets. Income from operations improved by EUR 68 million, although it was negatively impacted by a lower level of sold businesses and real estate (EUR 445 million) and an increase in pension costs (EUR 312 million).

Income from unconsolidated companies amounted to EUR 506 million, led by a strong contribution from the LCD venture with LG Electronics. Furthermore, income included a dilution gain from our shareholding in Atos Origin (EUR 68 million) and a gain on the sale of TSMC shares (EUR 695 million). These were offset by impairment and restructuring charges related to the LG.Philips Displays joint venture (EUR 828 million).

Philips generated EUR 1,992 million positive cash flow from operating activities in 2003. Net capital expenditures of EUR 856 million were in line with 2002. The net debt to group equity ratio was further improved to 18:82, compared with 27:73 at the end of 2002.

Performance of the Group

	2002	2003
Sales	31,820	29,037
% nominal (decrease)	(2)	(9)
% comparable (decrease) increase	(1)	4
Income from operations	420	488
as a % of sales	1.3	1.7
Net operating capital	10,539	8,071
Employees (FTEs)	170,087	164,438

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Sales

In percentage terms the composition of the change in sales of 2003 over 2002 was as follows:

Sales growth composition 2003 versus 2002 (in %)

	Nominal	Currency	Consol.	Comparable
	growth	effects	changes	growth
Medical Systems	(12.5)	(12.7)	(6.6)	6.8
DAP	(6.2)	(8.7)	(0.5)	3.0
Consumer Electronics	(6.8)	(8.6)	(0.5)	2.3
Lighting	(6.7)	(9.1)	–	2.4
Semiconductors	(0.9)	(12.3)	–	11.4
Other Activities	(25.3)	(6.3)	(13.8)	(5.2)
Philips Group	(8.7)	(9.9)	(3.0)	4.2

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Nominal sales in 2003 totaled EUR 29,037 million, 8.7% less than in 2002. Due to the depreciation of the US dollar in 2003 the improving market trends were not reflected in nominal sales: slightly more than half of our business was done in US dollar and US-dollar related currencies. Translation of these sales into euros reduced total sales by 9.9%. Various divestments had a negative effect of 3.0%. Comparable sales increased 4.2%, reversing the downward trend of the previous year. Sales in euros decreased in all sectors.

On a comparable basis, sales in all sectors excluding Other Activities rose, predominantly in Semiconductors and Medical Systems. Semiconductors (11%) benefited from a market that improved rapidly in the second half of 2003 and from increased Nexperia product sales, predominantly in mobile communications. Strong comparable sales growth in Medical Systems (7%) was the result of increased revenue synergies in the sales organization. DAP posted comparable growth (3%) based on successful new product introductions. Consumer Electronics’ growth (2%) was mainly driven by Television and DVD in the second half of the year. Lighting’s Growth (2%) exceeded the soft lighting markets.

60          Philips Annual Report 2004

Income from operations

The following overview aggregates sales and income from operations by product sector.

	2003
	sales	income (loss)	income (loss)
		from	from
		operations	operations as
			a % of sales

Medical Systems	5,990	431	7.2
DAP	2,131	398	18.7
Consumer Electronics	9,188	248	2.7
Lighting	4,522	577	12.8
Semiconductors	4,988	(342)	(6.9)
Other Activities	2,218	(263)	(11.9)
Unallocated	–	(561)	–

Total	29,037	488	1.7

	2002
	sales	income (loss)	income (loss)
		from	from
		operations	operations as
			a % of sales

Medical Systems	6,844	309	4.5
DAP	2,273	401	17.6
Consumer Electronics	9,855	208	2.1
Lighting	4,845	602	12.4
Semiconductors	5,032	(524)	(10.4)
Other Activities	2,971	(246)	(8.3)
Unallocated	–	(330)	–

Total	31,820	420	1.3

Income from operations totaled EUR 488 million in 2003, an increase of EUR 68 million compared to 2002. Cost savings resulted in a significant increase in income from operations. The improvement was partly offset by an increase in pension cost amounting to EUR 312 million and incidental charges of EUR 431 million, while in 2002 net charges totaled EUR 40 million.

In 2003 Medical Systems improved its income from operations by EUR 122 million compared to 2002 as cost and revenue synergies started to take effect. The division recorded a goodwill impairment charge of EUR 139 million for MedQuist in 2003.

Despite difficult market conditions, Lighting and DAP were able to mirror the outstanding results of 2002. Product innovation, improved customer service and supply chain performance together with the continuing focus on cost management, drove the margin improvements.

Consumer Electronics’ income from operations in 2003 increased by EUR 40 million compared to 2002 as a result of higher license income. The division suffered from increased competition and accelerated product life cycles, but margins increased throughout 2003, led by strong sales of televisions. During 2003, Consumer Electronics launched the Business Renewal Plan to further improve profitability.

Semiconductors increased profitability during 2003 as a result of higher sales, lower R&D expenditures and the benefits of the wafer-fab restructurings. Semiconductors reduced capacity in order to be better aligned with market demand, which resulted in restructuring and impairment charges of EUR 290 million compared to charges of EUR 167 million in 2002.

The Company slowed down its divestment program in 2003 in response to difficult market conditions. Vocon/Telephony and the remaining part of Philips Contract Manufacturing Systems were the only businesses that were divested in 2003, which resulted in a gain of EUR 35 million. Sale of real estate resulted in a gain of EUR 88 million.

Financial income and expenses

Financial income and expenses consist of the following items:

	2002	2003
Total interest expense, net	(384)	(328)
Impairment loss on available-for-sale securities	(1,955)	–
Income from non-current financial assets	107	148
Other financial income and expenses	5	(64)

Total	(2,227)	(244)

The following items affect the comparability of the financial income and expenses reported in 2002 and 2003:

	2002	2003
Income from non-current financial assets:
Gain on sale of JDS Uniphase shares	–	13
Gain on sale of ASML shares	67	114
Gain on sale of Vivendi shares	–	19
Impairment losses on available-for-sale securities:
Vivendi Universal	(1,855)	–
JDS Uniphase	(73)	–
Great Nordic	(27)	–

Philips Annual Report 2004          61

Operating and financial review and prospects

Excluding the effect of the non-cash impairment losses recorded on security investments, financial income and expenses decreased in 2003 by EUR 28 million compared to 2002. Net interest expense in 2003 amounted to EUR 328 million, a decrease of EUR 56 million from 2002. The decrease was primarily attributable to a reduction in average net debt outstanding.

Income from non-current financial assets amounted to EUR 148 million in 2003 and was the result from the sale of shares in ASML, Vivendi Universal and JDS Uniphase. In 2002, a EUR 67 million gain on the sale of ASML shares was recorded.

Other financial income and expenses in 2003 represented a loss of EUR 64 million, mainly caused by an IT deficiency in an automated currency-conversion system.

In 2003, no dividend was received on the Vivendi Universal shares, while in 2002 EUR 33 million was received.

Income taxes

The income tax benefit totaled EUR 15 million in 2003, compared with an expense of EUR 27 million in 2002.

Excluding non-tax-deductible impairment charges for MedQuist and non-taxable gains on the sale of shares in JDS Uniphase, ASML and Vivendi Universal, the tax benefit in 2003 corresponds to an effective tax benefit of 6% compared with a projected effective tax charge for 2003 of 25%. The positive deviation was the consequence of an improved performance in certain fiscal jurisdictions (amongst others NAVTEQ EUR 149 million), which resulted in a release of valuation allowances that more than offset additions to provisions to cover certain fiscal contingencies. Excluding the non-deductible charges for impairment of securities, the effective tax rate in 2002 would have amounted to 18%.

Results relating to unconsolidated companies

Results relating to unconsolidated companies consist of:

	2002	2003
LG.Philips LCD	169	382
LG.Philips Displays	(558)	(796)
SSMC	(54)	(7)
Others	(903) *	927 **

Total	(1,346)	506

*	Includes Atos Origin’s impairment charges of EUR 921 million
**	Includes EUR 695 million gain from sale of TSMC shares

Results relating to unconsolidated companies were influenced by the following items which affect the comparability of the amounts reported.

	2002	2003
Impairment charges recorded by the Company	(1,305)	(431)
Restructuring and impairment charges recorded by the unconsolidated company	(301)	(417)
Results on sale of shares	5	715
Equity non-operating dilution (losses) gains	(12)	53

The operating results of most unconsolidated companies improved in 2003 compared to 2002.

During the second half of 2003 the LCD industry witnessed capacity shortages due to the explosive rise in demand. LG.Philips LCD benefited from timely investment in new factories and became the market leader in terms of both revenue and volume. Average prices of LCD panels increased by over 35% during the year. Philips’ 50% share in the LCD joint venture resulted in a contribution to net income of EUR 382 million.

In 2003, LG.Philips Displays had to reorganize its activities to face a tough and declining market. Largely due to the success of LCD products, demand for products based on cathode ray tubes (CRTs) is declining and the industry is facing structural overcapacity.

Along with other major players, LG.Philips Displays reduced its capacity and took restructuring and impairment charges of EUR 417 million (Philips’ share).

In view of the deteriorated CRT market, the Company reassessed the value of its investment in the CRT joint venture with LG Electronics, which resulted in a further impairment charge of EUR 411 million at year-end 2003.

Driven by increased demand in the second half of 2003, capacity utilization at TSMC improved to 101% in the fourth quarter, compared with 66% in 2002. The operating results of TSMC almost doubled compared to 2002. The contribution to net income included a gain on the sale of shares amounting to EUR 695 million.

62          Philips Annual Report 2004

The venture with STMicroelectronics and Motorola for the development of new semiconductor technology in Crolles, France, advanced to the test production stage during 2003. Philips’ share in the costs since then amounted to EUR 45 million.

Results from unconsolidated companies included a non-cash dilution gain of EUR 68 million related to Atos Origin. This gain was due to an increase in the value of Philips’ equity in Atos Origin as a result of a mandatory conversion into stock of Atos Origin’s convertible bonds, issued in connection with an acquisition.

In January 2003, the Company acquired 49.5% of InterTrust, which develops and licenses intellectual property relating to Digital Rights Management and trusted computing. InterTrust performed in line with expectations.

Minority interests

In 2003, the share of minority interests in income of group companies amounted to EUR 56 million, compared with a share in losses of EUR 26 million in 2002.

Minority interests in the income of the group companies in 2003 included EUR 36 million in respect of improved results at NAVTEQ, which were partly attributable to a tax benefit.

Net income

Income before the cumulative effect of a change in accounting principles amounted to a profit of EUR 709 million (EUR 0.55 per common share — basic) in 2003, compared to a loss of EUR 3,206 million in 2002 (EUR 2.51 per common share — basic).

In 2003, the Company adopted SFAS No. 143 ‘Accounting for Asset Retirement Obligations’.

The cumulative effect of this change in accounting principles related to prior years was a one-time, non-cash charge to income of EUR 14 million (net of taxes).

Net income in 2003 amounted to a profit of EUR 695 million (EUR 0.54 per common share — basic), compared to a loss of EUR 3,206 million in 2002 (EUR 2.51 per common share — basic).

Performance by sector

Medical Systems

	2002	2003
Sales	6,844	5,990
% nominal (decrease) increase	42	(12)
% comparable increase	5	7
Income from operations	309	431
as a % of sales	4.5	7.2
Net operating capital	4,849	3,671
Employees (FTEs)	31,027	30,611

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

In 2003 sales increased by 7% compared to 2002, excluding the effect of the divestment of Health Care Products in 2002 and currency movements. Sales were strong at Patient Monitoring, Medical IT and Customer Services. All regions contributed to the comparable sales growth in 2003.

In 2003 income from operations totaled EUR 431 million, including an impairment charge of EUR 139 million for MedQuist and net restructuring charges of EUR 7 million. In addition, a valuation adjustment of EUR 35 million, related to the alignment of inventory valuations across the Medical Systems business, impacted income from operations unfavorably. Cardiac and Monitoring Systems, Ultrasound, and Healthcare IT were the main drivers of income improvements in 2003. Positive synergy effects yielded EUR 342 million savings, close to the target of EUR 350 million.

Supply chain management resulted in a EUR 248 million reduction in working capital, mainly in net inventories.

Domestic Appliances and Personal Care

	2002	2003
Sales	2,273	2,131
% nominal (decrease) increase	2	(6)
% comparable increase	6	3
Income from operations	401	398
as a % of sales	17.6	18.7
Net operating capital	529	464
Employees (FTEs)	8,766	8,180

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Despite market weakness and a weakening US dollar, DAP was able to mirror the excellent result of 2002 in 2003.

Philips Annual Report 2004          63

Operating and financial review and prospects

Comparable sales growth was 3% in 2003. Oral Healthcare showed strong growth of 24%, and Food & Beverage set the pace for the industry with its 6% growth, both on a comparable basis.

Profitability, measured as income from operations as a percentage of sales, increased from 17.6% in 2002 to 18.7% in 2003. Higher margins and strict cost control enabled higher profitability despite lower nominal sales. Continued focus on asset management led to a lower net operating capital and strong cash flow.

Consumer Electronics

	2002	2003
Sales	9,855	9,188
% nominal (decrease)	(7)	(7)
% comparable (decrease) increase	(4)	2
Income from operations	208	248
as a % of sales	2.1	2.7
Net operating capital	46	(82)
Employees (FTEs)	21,018	19,111

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Comparable sales in 2003 were up slightly (2%) after years of decline, and in line with market growth. Nominal sales were heavily impacted by the lower US dollar. Growth was strong in Asia Pacific (17%) in 2003. The second half of 2003 saw growth, with Television, LCD Monitors, DVD and GSM in particular posting improved results.

Generally, margins were under pressure, especially in the first half of 2003. Innovative new products helped Television to increase margins during 2003. Income from operations excluding Licenses amounted to a loss of EUR 49 million. Net restructuring charges totaled EUR 58 million, and mainly related to Television (Dreux) and Monitors.

At the end of 2003 working capital was negative for the first time in the division’s history.

Driven by past-use payments of EUR 121 million, Licenses’ income increased to EUR 297 million. CD-R/RW and DVD programs were the main contributors to Licenses’ income.

Lighting

	2002	2003
Sales	4,845	4,522
% nominal (decrease)	(5)	(7)
% comparable (decrease) increase	(2)	2
Income from operations	602	577
as a % of sales	12.4	12.8
Net operating capital	1,723	1,521
Employees (FTEs)	46,870	43,800

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Despite the generally weaker markets, comparable sales increased by 2% during 2003, fueled by increases at Automotive & Special Lighting and Lighting Electronics. Sales in Asia Pacific and North America rose and European levels recovered during 2003, while demand in Latin America remained weak.

Income from operations for 2003 amounted to EUR 577 million, compared to EUR 602 million in 2002. Despite the decline, income from operations as a percentage of sales increased from 12.4% in 2002 to 12.8% in 2003, as a result of an increased focus on marketing management, tight cost control and increasing volumes in high-end products. Net restructuring charges of EUR 27 million mainly related to projects in India, Canada and Venezuela.

The Lumileds venture, an unconsolidated company, achieved substantial increases in sales and posted an operating profit.

Semiconductors

	2002	2003
Sales	5,032	4,988
% nominal (decrease)	(1)	(1)
% comparable increase	2	11
Income (loss) from operations	(524)	(342)
as a % of sales	(10.4)	(6.9)
Net operating capital	3,814	2,676
Employees (FTEs)	34,225	33,177

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

In 2003, Semiconductors’ share of the market it serves declined from 5.3% in 2002 to 4.6% in 2003. The loss of share occurred primarily in the first half of 2003. However, based on successful consumer and communication sales, the division managed to improve its market share from 4.5% in the third quarter to 5.0% in the fourth quarter of 2003.

64          Philips Annual Report 2004

The utilization rate increased continuously through 2003 and reached a level of 84% in the fourth quarter of 2003. Consumer and Mobile Communications posted strong growth. MDS sales increased by 31%, mainly due to the accelerated adoption of color displays in new handsets. In volume terms, MDS increased its market share by 4% during 2003.

Income from operations in the fourth quarter of 2003 totaled EUR 166 million. The profit was the result of increased sales, lower R&D spending and the benefits of the wafer-fab restructuring. Net restructuring and impairment charges totaled EUR 290 million for 2003.

During 2003 net operating capital continued to decrease. Net capital expenditures were maintained at a low level of EUR 205 million. In addition, the cash flow used for investing activities related to Crolles2 recorded by the Philips Group amounted to EUR 99 million.

Other Activities

	2002	2003
Sales	2,971	2,218
% nominal (decrease)	(34)	(25)
% comparable (decrease)	(4)	(5)
Income (loss) from operations	(246)	(263)
as a % of sales	(8.3)	(11.9)
Net operating capital	(181)	150
Employees (FTEs)	23,866	27,086

See pages 210 and 211 for a reconciliation to the most directly comparable US GAAP measures.

Technology Cluster

The loss from operations related to the Technology Cluster increased during 2003. This was largely due to the higher level of expenditures made in start-up projects such as LCoS and PolyLED. In the last quarter of 2003, CINEOS Microdisplay Television, based on LCoS technology, was introduced in the United States. In 2003, PolyLED completed the installation of a color production line. Research costs of the Technology Cluster were in line with 2002. Total Philips R&D expenditures were reduced to EUR 2.6 billion from EUR 3.0 billion in 2002. In spite of lower R&D expenditures, Philips was able to maintain its high level of first filings of patents. The high level of patent filings over the previous three years resulted in a portfolio, which in 2003 surpassed the level of 100,000 patent rights worldwide.

Corporate Investments

Within the Corporate Investments portfolio, most businesses improved, except for the semiconductor-and technology-related activities, such as Assembléon and Philips Enabling Technologies Group. Additional restructurings were carried out in order to align capacity with demand and to ensure that full advantage is taken of any upswing in economic activity.

Due to the economic downturn and the absence of a genuine revival in the technology sector, the divestment program was slowed down. The Vocon/Telephony business was divested in 2003, resulting in a EUR 20 million gain.

Global Service Units

In order to build a more cost-effective and process-focused organization, the Company created three new Global Service Units (Finance, HRM and IT) during the year, in addition to the centers for Real Estate and General Purchasing.

The loss for the Global Service Units (EUR 23 million) primarily related to an impairment loss for a building (EUR 30 million), which was more than offset by a gain on the sale of real estate (EUR 46 million) in the Real Estate Service Unit. Additionally, start-up costs for the new Global Service Units contributed to the loss.

Miscellaneous

The restructuring programs restored Optical Storage to profitability in 2003, with income from operations of EUR 51 million (driven by its Automotive Playback Modules and Audio/Video operations), which represents an improvement of EUR 253 million compared to the previous year.

In 2003, NAVTEQ sales rose by EUR 67 million to EUR 242 million, while income from operations increased by EUR 45 million to EUR 56 million. In addition, the Company released a provision amounting to EUR 50 million; this provision related to the sale of shares in NAVTEQ to the Oranje Nassau Groep consortium in 1999, whereby the consortium received a put right on Philips for approximately one third of its shareholding in NAVTEQ. This put right has been exercised by Philips in the meantime.

Unallocated

Income from operations amounted to a loss of EUR 561 million in 2003, compared to a loss of EUR 330 million in 2002.

Corporate overhead costs continued to be aggressively reduced during 2003, offset by a large increase in pension costs. Pension costs increased by EUR 256 million and included postretirement benefit costs relating to inactive employees, which were not attributable to the product divisions.

Philips Annual Report 2004          65

Operating and financial review and prospects

Performance by region

	2002		2003
	sales	income (loss)	sales	income (loss)
		from		from
		operations		operations
Europe and Africa	13,456	888	12,768	916
North America	9,804	(521)	7,911	(411)
Latin America	1,513	23	1,236	(27)
Asia Pacific	7,047	30	7,122	10

Total	31,820	420	29,037	488

Sales

Sales in 2003 in Europe declined by 5%, partly due to the effect of divestments and weaker currencies (e.g. the pound sterling). Semiconductors’ sales increased again following stronger market demand, particularly in Mobile Display Systems. Medical Systems also recorded strong sales growth while sales were significantly weaker in Consumer Electronics and Other Activities. The Netherlands, Germany and the UK recorded the weakest sales performance, partly offset by a strong rise in Eastern Europe. Sales in North America decreased by 19% during 2003, mainly due to the weaker US dollar. Deconsolidations had an additional downward effect of 6%, mainly related to the divestment of HCP in 2002. On a comparable basis, sales increased by 5%. This was attributable to all sectors except Semiconductors, which continued to suffer from weak market demand, especially in the first half of the year. Sales in Latin America declined by 18%, mainly as a result of significantly weaker currencies following the collapse of the Argentinian and Venezuelan economies. All sectors were affected.

Sales in Asia Pacific increased by 1% in 2003 compared to 2002, hampered by the negative effect of weaker currencies following the decline of the US dollar. On a comparable basis, sales grew by 16% in 2003, headed by soaring sales in China (34% higher).

Excluding the effects of changes in consolidations and currencies, sales in all sectors except DAP increased strongly, in particular at Semiconductors, in the second half of 2003.

Income from operations

The improvement in income from operations in 2003 on a global level was mainly attributable to Europe and North America. Despite the considerable improvement in North America, this region was still loss-making, due to restructuring charges at Semiconductors and an impairment charge for MedQuist.

Employment

The number of employees at the end of December 2003 totaled 164,438, a decline of 5,649 from December 31, 2002.

Change in number of employees	2002	2003
Position at beginning of year	188,643	170,087
Consolidation changes:
- new consolidations	254	–
- deconsolidations	(9,768)	(1,630)
Comparable change	(9,042)	(4,019)

Position at year-end	170,087	164,438

Employees by product sector	at the end of
	2002	2003
Medical Systems	31,027	30,611
DAP	8,766	8,180
Consumer Electronics	21,018	19,111
Lighting	46,870	43,800
Semiconductors	34,225	33,177
Other Activities	23,866	27,086
Unallocated	4,315	2,473

Total	170,087	164,438

The reduction was greatest in the area of manufacturing, as a result of greater use of outsourcing.

On a comparable basis, the largest reduction occurred at Lighting (2,859) and at Semiconductors, due to the closing of the San Antonio and Albuquerque sites. Moreover, the sale of the remainder of PCMS and the streamlining of activities in Corporate Investments resulted in a headcount reduction of 843 and 347 respectively.

In geographic terms, the headcount decreased during 2003 in Western Europe and North America, which was offset by new hirings in Eastern Europe and Asia Pacific. The number of temporary employees decreased.

Employees by geographic area	at the end of
	2002	2003
Netherlands	29,260	27,688
Europe (excl. Netherlands)	48,267	46,174
USA and Canada	34,196	28,111
Latin America	13,424	14,714
Africa	450	409
Asia Pacific	44,490	47,342

Total	170,087	164,438

66          Philips Annual Report 2004

Restructuring and impairment charges

During 2004, the Company continued its efforts to realign its portfolio, further improve efficiency and develop a more flexible cost base. A net charge of EUR 288 million was recorded for restructuring and asset impairments. Additionally, the Company recorded goodwill impairment charges aggregating to EUR 596 million, primarily related to MedQuist.

Restructuring and impairment charges

in millions of euros	2003		2004
	charges	estimated	charges	estimated
		annualized		annualized
		future savings		future savings
Restructuring:
Medical Systems	18	35	3	–
DAP	–	–	8	5
Cons. Electronics	72	50	140	105
Lighting	29	25	35	20
Semiconductors	304	185	41	25
Other Activities	32	35	35	25
Release of excess provisions	(83)		(27)

Total restructuring	372	330	235	180

Asset impairment:
Lighting	–		30
Semiconductors	5		–
Other Activities	30		23

Total asset impairment	35		53

Goodwill impairment:
Medical Systems	139		590
Semiconductors	8		4
Other Activities	1		2

Total goodwill impairment	148		596

Total restructuring and impairment	555		884

The components of restructuring and impairment charges recognized in 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Personnel lay-off costs	245	173	153
Write-down of assets	214	254	125
Other restructuring costs	103	63	37
Release of excess provisions	(78)	(83)	(27)

Net restructuring and asset impairment charges	484	407	288

Goodwill impairment	19	148	596

Total restructuring and impairment charges	503	555	884

For a presentation of the December 31 balances and rollforwards of the activity during the year with respect to the restructuring projects listed hereafter, please refer to note 2 of the consolidated financial statements.

The most significant new projects in 2004 were:

•	Within Consumer Electronics, the R&D and production of the Creative Display Solutions front-projection activity was stopped together with the engine activities of LCoS. Furthermore, worldwide the Business Renewal Program was accelerated. The gross charge for these restructurings to the income statement amounted to EUR 140 million and consisted of:

Lay-off costs	EUR 61 million (related to approximately 1,000 people)
Asset write-downs	EUR 50 million
Other costs	EUR 29 million (contract obligations)

Annual savings are expected to total approximately EUR 105 million. At year-end 2004, the outstanding accrual amounted to EUR 33 million.

•	Within Other Activities, the panel activities of LCoS have been stopped. Total charges to the income statement for these projects, together with asset impairment charges for buildings in Aachen and Vienna, amounted to EUR 58 million and consisted of:

Lay-off costs	EUR 11 million (related to approximately 100 people)
Asset write-downs	EUR 42 million
Other costs	EUR 5 million (contract obligations)

Annual savings are expected to total approximately EUR 25 million. At year-end 2004, the outstanding accrual amounted to EUR 29 million.

Philips Annual Report 2004          67

Operating and financial review and prospects

•	Within Semiconductors, despite the improved market situation, a further reduction of excess capacity, overhead and R&D costs in Europe was realized. Related restructuring costs recognized in the 2004 income statement amounted to EUR 41 million and consisted of:

Lay-off costs	EUR 40 million (related to approximately 700 people)
Other costs	EUR 1 million (contract obligations)

Annual savings are expected to total approximately EUR 25 million. At year-end 2004, the outstanding accrual amounted to EUR 39 million.

•	Within Lighting, further rationalization took place in Lamps and Luminaires through the downsizing of capacity. Costs related to these actions and to asset impairments in Spain and the Netherlands recognized in the 2004 income statement amounted to EUR 65 million and consisted of:

Lay-off costs	EUR 30 million (related to approximately 300 people)
Asset write-downs	EUR 33 million
Other costs	EUR 2 million (contract obligations)

Annual savings are expected to total approximately EUR 20 million. At year-end 2004, the outstanding accrual amounted to EUR 11 million.

•	The remaining restructuring projects in 2004 for the Philips Group amounted to EUR 11 million and covered a number of smaller projects, all relating to lay-offs.

Restructuring projects started in 2004 are expected to lead to a headcount reduction of approximately 2,200 persons (total lay-offs in 2003 approximately 4,900 persons, and in 2002 approximately 6,700 persons).

The following table presents the changes in the restructuring liability during 2004:

	Dec. 31,	additions	utilized	released*	other	Dec. 31,
	2003				changes**	2004
Personnel costs	155	153	(177)	(13)	(5)	113
Write-down of assets	–	125	(125)	–	–	–
Other costs	86	37	(63)	(14)	(11)	35

Total	241	315	(365)	(27)	(16)	148

*	In 2004, releases of surplus provisions amounted to EUR 27 million and were caused by reduced lay-off costs. Natural turnover and the fact that certain people, originally expected to be laid off, were able to find other employment elsewhere within the Company, made it possible for the restructuring provision to be reduced and released.

**	Other changes primarily related to translation differences.

Restructuring and impairment charges in 2003 amounted to EUR 555 million, consisting of additions totaling EUR 490 million, which were partly offset by releases of EUR 83 million, and goodwill impairment charges of EUR 148 million.

The most important projects in 2003 were in:

•	Semiconductors, to adjust capacity, overheads and R&D to the decline in the market. Total costs were EUR 309 million (including asset impairment);

•	Consumer Electronics, in relation to the decision to relocate the monitor activities in Hungary and Taiwan to China, for a total amount of EUR 72 million;

•	Lighting, for an amount of EUR 29 million to transfer activities to low-wage countries;

•	Other Activities, for an amount of EUR 62 million in connection with the decision to change the business model of Philips Business Communications and to reduce the Research activities in the United Kingdom, as well as for asset impairment in Sunnyvale, USA.

68          Philips Annual Report 2004

The following table presents the changes in the restructuring liabilities during 2003:

	Dec. 31,	additions	utilized	released*	other	Dec. 31,
	2002					2003
Personnel costs	257	173	(226)	(45)	(4)	155
Write-down of assets	15	254	(269)	–	–	–
Other costs	155	63	(86)	(38)	(8)	86

Total	427	490	(581)	(83)	(12)	241

*	In 2003, releases of surplus provisions amounted to EUR 83 million and were mainly caused by reduced severance payments.

**	Other changes primarily related to translation differences.

Restructuring and impairment charges in 2002 amounted to EUR 503 million. The most significant projects were the capacity adjustment at Semiconductors (EUR 309 million) and the termination of development and production of CD/RW drives in Belgium, Hungary and China (EUR 104 million).

The following table presents the changes in the restructuring liabilities during 2002:

	Dec. 31,	additions	utilized	released*	other	Dec. 31,
	2001				changes**	2002
Personnel costs	326	245	(235)	(61)	(18)	257
Write-down of assets	6	214	(194)	(7)	(4)	15
Other costs	110	103	(44)	(10)	(4)	155

Total	442	562	(473)	(78)	(26)	427

*	Releases of surplus restructuring provisions in 2002 totaled EUR 78 million. The releases were primarily related to Lighting, Components, Other Activities, Consumer Electronics and Semiconductors.

**	Relates to provisions transferred to the joint venture LG.Philips Displays and restructuring recorded in conjunction with the acquisition of Marconi.

In general, restructuring plans lead to cash outflows in the year in which they are recognized and in the following years, and are financed from the normal cash flow from operations.

Estimated cash outflows relating to projects started in 2004 and previous years can be summarized in the following table:

		of which
	total	non-cash	cash	cash	cash	cash
	charges		2002	2003	2004	after
						2004*
Restructuring 2004	315	168	–	–	69	78
Restructuring 2003	490	293	–	82	79	36
Restructuring 2002	562	352	21	85	70	34

*	Future cash outflows are based on estimates.

The Company performed the annual goodwill impairment tests in the second quarter of 2004 for all reporting units; this assessment resulted in a goodwill impairment of EUR 14 million for MedQuist. In November 2004, when MedQuist announced that its previously issued financial statements should no longer be relied upon, Philips recognized a non-cash impairment charge of EUR 576 million on its investment in MedQuist. In addition, goodwill impairment charges were recognized for some smaller investments, amounting to EUR 6 million.

In 2003, goodwill impairment charges of EUR 148 million were recognized, primarily related to MedQuist (EUR 139 million) and some smaller investments (EUR 9 million). Goodwill impairment charges of EUR 19 million in 2002 were recognized in relation to Health Care Products of the Medical Systems division.

Philips’ share in restructuring and impairment charges recognized by unconsolidated companies amounted to EUR 132 million and as such is included in the results relating to unconsolidated companies. For the years 2003 and 2002 these impairment charges amounted to EUR 417 million and EUR 301 million respectively. Additionally, the Company recognized impairment charges amounting to EUR 8 million (2003: EUR 431 million; 2002: EUR 1,305 million).

For further details of restructuring charges, see notes 2 and 5 to the consolidated financial statements in this Annual Report.

Philips Annual Report 2004          69

Operating and financial review and prospects

Liquidity and capital resources

Cash flows

Condensed consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 are presented below:

Condensed cash flow statement

	2002	2003	2004
Cash flows from operating activities:
Net income (loss)	(3,206)	695	2,836
Adjustments to reconcile net income to net cash provided by operating activities	5,434	1,297	(139)

Net cash provided by operating activities	2,228	1,992	2,697
Net cash (used for) provided by investing activities	(248)	742	653

Cash flows before financing activities	1,980	2,734	3,350
Net cash used for financing activities	(897)	(1,355)	(2,145)

Cash provided by continuing operations	1,083	1,379	1,205
Effect of changes in consolidation on cash positions	–	–	117
Effect of changes in exchange rates on cash positions	(115)	(165)	(45)
Cash and cash equivalents at beginning of year	890	1,858	3,072

Cash and cash equivalents at end of year	1,858	3,072	4,349

Cash flow from operating activities

Cash flows from operating activities versus net capital expenditures

In 2004, net cash provided by operating activities amounted to EUR 2,697 million, compared to EUR 1,992 million in 2003, reflecting the higher income and lower working capital needs. Inventories as a percentage of sales at the end of 2004 decreased to 10.7%, slightly below the level of the previous year (11.0%). In absolute terms, however, inventories required more cash, as Semiconductors, Lighting and Medical Systems increased their inventory level. Despite lower outstanding trade receivables in months’ sales (0.1 month), the receivables increased due to the higher sales level in December 2004 compared to December 2003. This was fully compensated by extended credit terms given by suppliers.

In 2003, net cash provided by operating activities amounted to EUR 1,992 million, compared to EUR 2,228 million in 2002. The decrease in 2003 compared to 2002 was mainly attributable to a reduced amount of cash generated in 2003 through working capital reductions (EUR 307 million), after substantial reductions had already been achieved in 2002 (EUR 815 million). In 2003, working capital reductions resulted from a decrease in inventories (EUR 11 million) and receivables (EUR 57 million) and an increase in payables (EUR 239 million). Philips continued its tight working capital management in 2003. Significant contributions were made by Lighting and Medical Systems.

Inventories as a percentage of sales at the end of 2003 stood at 11.0%, which compared favorably to 11.1% for 2002.

Please refer to the ‘Supplemental disclosures to consolidated statements of cash flows’ on page 95 for the components of working capital reductions.

70         Philips Annual Report 2004

Cash flow from investing activities

Cash flows from divestments and acquisitions

Net cash provided by investing activities in 2004 of EUR 653 million (2003: EUR 742 million) mainly consisted of:

•	Net capital expenditures of EUR 1,198 million, EUR 342 million above the level of 2003, primarily at Semiconductors. Net capital expenditures at Semiconductors amounted to EUR 573 million, primarily related to Systems on Silicon Manufacturing Company (SSMC) (EUR 216 million), which was consolidated for the first time in 2004, and to investments to balance capacity.

•	Acquisitions totaling EUR 451 million, mainly consisting of an equity contribution to LG.Philips Displays (EUR 202 million) and investments in Crolles2 (EUR 105 million), the Philips-Neusoft Medical Systems venture and Gemini (CE investment in the USA).

•	Cash proceeds of EUR 2,302 million, mainly relating to the NAVTEQ IPO (EUR 672 million), the sale of part of our investment in Atos Origin (EUR 552 million) and the sale of shares in Vivendi Universal (EUR 720 million) and ASML (EUR 163 million). In addition, there was a cash receipt of EUR 125 million for maturing currency hedges.

In 2003, net cash provided by investing activities amounted to EUR 742 million. In 2002, net cash used for investing activities amounted to EUR 248 million. In 2003, the Company received EUR 908 million from the sale of 100 million American Depository Shares (ADS) and EUR 357 million from the redemption of preference shares by TSMC. Additionally, proceeds from the sale of shares of Vivendi Universal, ASML and JDS Uniphase amounting to EUR 272 million were received. Furthermore, EUR 391 million was received due to the resetting of currency swaps. In 2003, gross capital expenditures were held to a low level, similar to 2002.

During 2003, EUR 470 million was used for investments in business interests, the most significant of which were a 49.5% investment in InterTrust (EUR 202 million), an expansion of the investment in Crolles2 (EUR 99 million) and a loan to the Company’s Lumileds venture (EUR 54 million).

During the year 2002, EUR 626 million was used for the purchase of businesses and investments in unconsolidated companies. An amount of EUR 250 million was used for a settlement associated with the establishment of the joint venture LG.Philips Displays, including a subsequent cash injection. Additionally, a final payment of EUR 90 million was made to Agilent in respect of the 2001 acquisition of HSG. A capital injection in SSMC was made for an amount of EUR 69 million, and a number of smaller investments were also made. These outflows were offset by proceeds from the sale of various businesses in 2002 totaling EUR 813 million, primarily the sale of Philips Contract Manufacturing Services, X-ray Analytical, Communication, Security and Imaging, the HCP group of Medical Systems, Philips Broadband Networks and TechnoFusion. Furthermore, the final instalment of EUR 63 million on the 2001 sale of Philips Broadcast was collected. In addition, EUR 422 million was received from the resetting of currency swap transactions, while proceeds from the sale of shares (of which ASML shares of EUR 72 million) amounted to EUR 98 million.

As a result of the items mentioned above, cash flows before financing activities were positive EUR 3,350 million in 2004, EUR 2,734 million in 2003 and EUR 1,980 million in 2002.

Cash flow from financing activities

Net cash used for financing activities in 2004 amounted to EUR 2,145 million. During the year Philips repaid EUR 1,227 million of maturing bonds and repurchased EUR 300 million of notes that otherwise would have matured on August 30, 2005. Additionally, Philips’ shareholders were paid EUR 460 million in dividend. Treasury stock transactions led to a cash outflow of EUR 18 million. Cash outflow for shares acquired (EUR 96 million) was partly offset by cash inflow due to the exercise of stock options (EUR 78 million).

In 2003, net cash used for financing activities amounted to EUR 1,355 million. This included a EUR 944 million reduction of debt, primarily due to a one-year-early redemption of a EUR 1,000 million floating rate note and a EUR 139 million repayment of maturing bonds. In 2003, Philips entered into a USD 151 million 7-year floating unsecured bullet loan from the EIB (European Investment Bank) and a USD 100 million syndicated loan in the Philippines. Philips’ shareholders were paid a distribution in cash totaling EUR 460 million. Treasury stock transactions led to a cash inflow of EUR 49 million, consisting of cash inflow for the exercise

Philips Annual Report 2004          71

Operating and financial review and prospects

of stock options (EUR 50 million) and cash outflow for shares acquired (EUR 1 million).

In 2002, net cash used for financing activities amounted to EUR 897 million. This included the issuance of a EUR 300 million eurobond in August, the proceeds of which were used for repayment of short-term debt. Philips’ shareholders were paid a distribution in cash totaling EUR 459 million. Treasury stock transactions led to a cash outflow of EUR 19 million. Shares acquired totaled EUR 103 million, while the exercise of stock options resulted in a cash inflow of EUR 84 million.

Financing

Condensed balance sheet

	2003	2004
Cash and cash equivalents	3,072	4,349
Receivables	8,437	8,794
Inventories	3,204	3,230
Unconsolidated companies	4,841	5,670
Other non-current financial assets	1,213	876
Property, plant and equipment	4,879	4,997
Intangible assets	3,765	2,807

Total assets	29,411	30,723
Accounts payable and other liabilities	7,672	8,169
Provisions	2,925	2,898
Debt	5,876	4,513
Minority interests	175	283
Stockholders’ equity	12,763	14,860

Total liabilities and equity	29,411	30,723

Cash and cash equivalents

In 2004, cash and cash equivalents increased by EUR 1,277 million to EUR 4,349 million at year-end. Currency changes during 2004, which had no effect on income, reduced cash and cash equivalents by EUR 45 million, while the consolidation of SSMC’s cash position of EUR 117 million at January 1, 2004, increased cash and cash equivalents for the Group.

In 2003, cash and cash equivalents increased by EUR 1,214 million to EUR 3,072 million at year-end. Currency impacts accounted for a EUR 165 million decrease.

Debt position

Total debt outstanding at the end of 2004 was EUR 4,513 million, compared with EUR 5,876 million at the end of 2003 and EUR 7,109 million at the end of 2002.

Changes in debt are as follows:

	2003	2004
• New borrowings	360	258
• Repayments	(1,304)	(1,925)
• Consolidation and currency effects	(289)	304

	(1,233)	(1,363)

In 2004, total debt decreased by EUR 1,363 million to EUR 4,513 million. Philips reduced the outstanding bonds by EUR 1,527 million, due to a EUR 1,227 million repayment of maturing bonds and a EUR 300 million early redemption of a note. The early redemption in September 2004 of the note due on August 30, 2005, was a part of efforts to manage excess liquidity and reduce debt where considered to be cost-effective. SSMC, since 2004 a consolidated 48% participation of Philips, repaid EUR 351 million outstanding loans as part of a loan restructuring program. The remaining repayments of EUR 47 million mainly consist of convertible personnel debentures and staff saving plans. New borrowings include a USD 200 million (EUR 147 million) three-year syndicated term and revolving credit facility of SSMC, arranged in November 2004. The remaining new borrowings mainly consist of capital lease transactions of EUR 49 million and convertible personnel debentures and staff saving plans of EUR 42 million. Consolidation effects include two loans of SSMC, a syndicated loan of EUR 148 million and a EUR 242 million loan from the Economic Development Board, both almost fully repaid with part of the proceeds from the 2004 new syndicated term loan mentioned above. Currency effects reduced total debt by EUR 105 million, but had no effect on income.

In 2003, total debt decreased by EUR 1,233 million to EUR 5,876 million. Philips repaid EUR 1,129 million on outstanding bonds, of which EUR 1,000 million related to an early repayment in July 2003 of a floating rate note, which was due in July 2004. New borrowings consist of a USD 151 million seven-year floating unsecured bullet loan from the EIB and a USD 100 million syndicated loan in the Philippines. The remaining new borrowings include the issuance of convertible personnel debentures (EUR 35 million), staff saving plans (EUR 13 million), capital lease transactions (EUR 31 million) and various other small amounts.

Philips had two ‘putable’ USD bonds outstanding at year-end 2004 for a total amount of USD 269 million. A USD 103 million bond at 7.125%, due 2025, carries an option of each holder to put the bond to the Company on May 15, 2007 upon notice given between March 15 and April 15, 2007; a USD 166 million bond at 7.20%, due 2026, carries an option of each holder to put the bond to the

72          Philips Annual Report 2004

Company on June 1, 2006 upon notice given between April 1 and May 1, 2006.

Assuming investors require repayment at the relevant put dates, the average remaining tenor of the total outstanding long-term debt was 4.4 years at year-end 2004, compared to 4.9 years in 2003. However, assuming the ‘putable’ bonds will be repaid at maturity, the average remaining tenor at the end of 2004 was 5.4 years at year-end 2004, compared to 5.9 years at the end of 2003.

Long-term debt as a proportion of the total debt stood at 79% at the end of 2004, compared to 71% at the end of 2003.

Philips arranged a new seven-year USD 2.5 billion revolving credit facility in December 2004. The new facility replaced an existing USD 3.5 billion facility arranged in July 2002 that would have expired in July 2007 and was never drawn upon by the Company. A USD 2.5 billion commercial paper (CP) program established at the beginning of 2001 is available to Philips. The revolving credit facility acts as a back-up for the global CP program and can also be used for general corporate purposes. The CP program was not used during 2004. During 2003, the maximum outstanding amount under the program reached EUR 200 million, while at year-end there were no outstanding amounts.

Net debt

Net debt to group equity

The Company had a net debt position (debt, net of cash and cash equivalents) of EUR 164 million at the end of 2004. The net debt position at the end of 2003 amounted to EUR 2,804 million and at the end of 2002 to EUR 5,251 million. The net debt to group equity ratio amounted to 1:99 at the end of 2004, compared to 18:82 at the end of 2003 and 27:73 at the end of 2002.

Stockholders’ equity

Stockholders’ equity increased by EUR 2,097 million to EUR 14,860 million at December 31, 2004. Net income contributed EUR 2,836 million, whereas other comprehensive income (losses) had a decreasing effect of EUR 322 million, mainly related to available-for-sale securities (EUR 242 million) and negative currency translation differences (EUR 43 million). Furthermore, retained earnings were reduced by EUR 460 million, due to the 2004 dividend payment to shareholders.

In 2003, stockholders’ equity decreased by EUR 1,156 million to EUR 12,763 million. Negative currency translation differences in equity of EUR 1,652 million and a reduction of retained earnings by EUR 463 million due to a dividend to shareholders were only partly compensated by the EUR 695 million positive net income and a EUR 151 million increase in other comprehensive income related to available-for-sale securities.

The number of outstanding common shares of Royal Philips Electronics at December 31, 2004 was 1,282 million (2003: 1,281 million shares).

At the end of 2004 the Group held 34.5 million shares in treasury to cover the future delivery of shares in conjunction with the 66.1 million rights outstanding at year-end 2004 under the Company’s Long-Term Incentive Plan. At year-end 2003 and 2002 respectively, 35.4 and 40.1 million shares were held in treasury against a rights overhang of 67.4 and 67.0 million respectively. Treasury shares are accounted for as a reduction of stockholders’ equity.

Liquidity position

The fair value of the Company’s available-for-sale securities, based on quoted market prices at December 31, 2004, amounted to EUR 662 million. This comprises Philips’ holdings in Atos Origin, JDS Uniphase and GN Great Nordic.

Philips’ shareholdings in its main listed unconsolidated companies had a fair value of EUR 10,288 million based on quoted market prices at December 31, 2004, and consisted primarily of the Company’s holdings in TSMC, LG.Philips LCD and NAVTEQ, with values of EUR 5,126 million, EUR 3,992 million and EUR 1,040 million respectively.

Philips has a USD 2.5 billion CP program, under which it can issue CP up to 364 days in tenor, both in the USA and in Europe, in any major freely convertible currency. There is a panel of banks, 6 in Europe and 5 in the USA, that supports the program. When Philips wants to fund through the CP program, it contacts the panel of

Philips Annual Report 2004          73

Operating and financial review and prospects

banks. The interest is at market rates prevailing at the time of issuance of the CP. There is no collateral requirement in the CP program. There are no limitations on Philips’ use of the program, save for market considerations, e.g. that the CP market itself is not open. If this were to be the case, Philips’ USD 2.5 billion committed revolving facility could act as back-up for short-term financing requirements that normally would be satisfied through the CP program. The USD 2.5 billion revolving credit facility does not have a material adverse change clause, has no financial covenants and does not have credit-rating-related acceleration possibilities. As of December 31, 2004, Philips did not have any CP outstanding.

In June 2002, Philips filed a Shelf Registration Statement (Form F-3) with the Securities and Exchange Commission. This filing gives Philips the flexibility to issue, subject to market conditions, debt securities and/or to set up a US Medium Term Notes program for an amount up to USD 2.5 billion.

Including the Company’s net debt, available-for-sale securities and listed unconsolidated companies, as well as its USD 2.5 billion revolving credit facility, the Company had access to net available liquidity resources of EUR 12,624 million as of December 31, 2004.

	2003	2004
Cash and cash equivalents	3,072	4,349
Long-term debt	(4,016)	(3,552)
Short-term debt	(1,860)	(961)

Net debt	(2,804)	(164)
Available-for-sale securities at market value	982	662
Main listed unconsolidated companies at market value	7,311	10,288

Net available liquidity	5,489	10,786
Revolving credit facility / CP program1)	2,780	1,838

Net available liquidity resources	8,269	12,624

1)	Reflects the USD 3.5 billion facility in 2003. In December 2004 this facility was replaced by a new USD 2.5 billion facility. The revolving credit facility is a back-up for the CP program.

Guarantees and contractual cash obligations

Guarantees

Guarantees issued or modified after December 31, 2002 having characteristics defined in FASB Interpretation No. 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others’ (FIN45), are measured at fair value and recognized on the balance sheet.

At the end of 2004 the fair value of guarantees issued was not significant.

Guarantees issued before December 31, 2002 and not modified afterwards, and guarantees issued after December 31, 2002, which do not have characteristics defined in FIN45, remain off-balance sheet.

The following guarantees for the benefit of unconsolidated companies/third parties were outstanding at December 31, 2004:

expiration per period
total	less than 1	2-5 years	after 5 years
amounts	year
committed
422	189	92	141

The most significant guarantee relates to debt obligations of LG.Philips Displays (LPD) for an amount of USD 50 million. In addition to both Philips and LG Electronics each providing equity contributions of USD 250 million, in 2004 both parties issued USD 50 million guarantees as security for principal, interest and fees payable by LPD. Simultaneously, the existing USD 200 million guarantees of each shareholder were released.

Contractual cash obligations

Presented below is a discussion of the Group’s contractual cash obligations, contingent obligations resulting from guarantees provided, and the capital resources available to fund the cash requirements.

The following table summarizes the Company’s cash obligations at December 31, 2004:

	payments due by period
	total	less than 1	2-3	4-5	after 5
		1 year	years	years	5 years
Long-term debt 1)	3,956	482	677	1,749	1,048
Capital lease obligations 1)	83	5	40	12	26
Short-term debt 1)	474	474	–	–	–
Operating leases 2)	754	186	239	134	195

Total contractual cash obligations	5,267	1,147	956	1,895	1,269

1)	Long-term debt, capital lease obligations and short-term debt are included in the Company’s consolidated balance sheet; please refer to notes 23 and 24 of the notes to the consolidated financial statements for additional details.

2)	The Company’s operating lease obligations are described in note 26 of the notes to the consolidated financial statements.

74          Philips Annual Report 2004

The Company has a number of commercial agreements such as supply agreements. Such agreements provide that certain penalties may be charged to the Company if the Company does not fulfil its commitments.

Additionally, the Company has an agreement with Jabil Circuit Inc., under which it is required to make minimum product purchases in accordance with the following schedule:

2005                                        EUR 900 million
2006                                        EUR 900 million

Philips is of the opinion that it has adequate financial resources to finance working capital needs. Furthermore, the Company has no material commitments for capital expenditures.

The Company sponsors pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. The majority of employees in Europe and North America are covered by defined-benefit plans. Contributions are made by the Company, as necessary, to provide assets sufficient to meet future benefits payable to plan participants.

The Company expects considerable cash outflows in relation to employee benefits, which are estimated to amount to EUR 445 million in 2005 (2004: EUR 465 million) and comprise of EUR 311 million employer contributions to defined-benefit pension plans, EUR 56 million employer contributions to defined-contribution plans and EUR 78 million expected cash outflows in relation to unfunded pension plans. The expected amounts of cash outflows in 2005 and in subsequent years are uncertain and may change substantially as a consequence of changes in actual versus currently assumed discount rates (for the Netherlands: 4.5%; for other countries: 5.4%), estimations of compensation increases (for the Netherlands until 2008: 2%, from 2008 onwards: 1%; for other countries: 3.5%) and returns on pension plan assets (for the Netherlands: 6.0%; for other countries: 6.5%).

Philips Annual Report 2004          75

Operating and financial review and prospects

Risk Management

As a global company, Philips is affected by economic developments in all regions of the world. In addition to the risks inherent to its operations, Philips is exposed to specific business risks. In the following paragraphs, a summary of Philips’ approach towards risk management and business control is given, followed by a brief description of the nature and the extent of its exposure to risks. The risk overview provided is not exhaustive. Some risks not yet known to Philips or currently believed not to be material could later turn out to have a major impact on Philips’ businesses, revenues, income, assets, liquidity or capital resources.

The risk factors should be considered in connection with any forward-looking statements.

Philips’ approach towards risk management and business control

Risk management forms an integral part of business management. The Company’s risk and control policy is designed to provide reasonable assurance that strategic objectives are met by creating focus, by integrating management control over the Company’s operations, by ensuring compliance with legal requirements and by safeguarding the reliability of the financial reporting and its disclosures. It makes management responsible for identifying the critical business risks and the implementation of fit-for-purpose risk responses. The Company’s risk-management approach is embedded in the periodic business planning and review cycle. The Philips Business Control Framework (BCF), derived from the leading COSO framework on internal control, sets the standard for risk management and business control in the Company. The objectives of the BCF address financial reporting, business processes and compliance. With respect to financial reporting, a structured quarterly self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with the Company’s standard on internal control over financial reporting. These controls are the cornerstone of the internal process that allows the management of the Company to attest the reliability of the financial information of the Company, the safeguarding of its assets and the timeliness and completeness of its disclosures. On the basis of risk assessments, product division and business management determine the risks related to the achievement of business objectives and appropriate risk responses in relation to business processes and objectives. The most important business risks of the Company are identified on the basis of this process and disclosed in the Annual Report. To ensure compliance with laws and regulations, as well as with the Company’s norms and values for ‘doing business’, rules are laid down in the Philips General Business Principles and enforced by a global system of compliance officers. The Philips General Business Principles include a Financial Code of Ethics. A structured annual self-assessment process is in place to assist organizations in reviewing compliance with the Philips General Business Principles. The totality of controls over financial reporting, business processes and compliance are called business controls.

Each quarter, product division management and functional management at Group level involved in the external reporting process issue a formal certification statement to confirm the adequacy of the design and effectiveness of disclosure controls and internal controls over financial reporting, which is subject to review by the Board of Management.

Annually, as part of the Annual Report process, management accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation by each business unit, resulting, via a cascade process, in a statement by each product division. The Statements on Business Controls and Letters of Representation are subject to review by the Board of Management. Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of the financial reporting controls and compliance audits. This structured evaluation process enables the Company’s Chief Executive Officer and Chief Financial Officer to certify that the Group financial statements fairly represent the financial condition and results of operations of the Company. For a report on disclosure controls and procedures for the 2004 financial statements, please refer to page 197 of this Annual Report.

Internal audit committees at product division, business and regional levels meet on a regular basis to address weaknesses in the business control infrastructure as reported by the auditors, and to take corrective action where necessary. These audit committees are also involved in determining the desired internal audit coverage.

The quality of the Company’s systems of business controls and the findings of internal and external audits are reported to and discussed in the Audit Committee of the Supervisory Board.

Business risks

As Philips’ business is global, its operations are exposed to economic, political and military developments in countries across the world, which could adversely impact the revenues and income of Philips.

The business environment is influenced by numerous political uncertainties, which continue to affect the global economy and the

76          Philips Annual Report 2004

international capital markets. Political and military developments could have a material adverse effect on Philips’ results of operations.

Philips’ overall performance in the coming years is strongly dependent on realizing its growth ambitions in Asia, especially China.

Besides representing a vital consumer market, China is also an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in a tight labor market and intense competition from both local Chinese companies as well as other global players for market share. To be successful, Philips must leverage the investment in its global brand positioning in the Chinese market to build greater consumer preference.

A downturn in the cyclical market in which Semiconductors operates, could adversely affect Philips’ results of operations.

In 2004, continued efforts were made to implement a capital-efficient strategy through increased use of ventures and external sourcing.

Although the capital-efficient strategy should mitigate the impact of cyclical market movements, a severe and sustained slowdown in growth could negatively impact the loading of the manufacturing base, leading to a fall in operational results.

If Philips is unable to ensure effective supply chain management, the Company may be unable to sustain its competitive position in its markets.

The businesses in which Philips is engaged are intensely competitive. Accordingly, Philips continually faces competitive challenges such as rapid technological change, evolving standards, shortening product life cycles and price erosion. Initiatives to reduce assets through outsourcing will require increased management focus with respect to the supply base. The realization of a world-class performance in supply chain management is critical to success in the businesses concerned and is likely to increase reliance on outsourcing.

Philips’ major challenge for the Lighting business is to secure short-term profitability while simultaneously investing in long-term growth strategies.

The industry is facing increased Chinese competition, which could be exacerbated by a possible concentration of Chinese companies. In order to mitigate this risk and be able to maintain short-and medium-term profitability, Lighting needs to successfully grow in new areas. In this context, a failure in one of the key drivers (being end-user-driven innovation, marketing and supply excellence) and more specifically in the introduction of added-value products such as video projection systems, LCD backlighting and LED-based lighting, could hamper the ability of the Lighting business to achieve short- and medium-term growth ambitions. Long-term results will be dependent on the development and marketing of new business models, in particular of Solid-State lighting (SSL). The industry could be drastically reshaped by the erosion of the traditional lighting business as well as the entrance of new players. If Philips is unable to adjust people competencies and capabilities in order to pursue a more dynamic business model, its long-term results could suffer.

If DAP is unable to pre-empt fundamental industry changes or create sustainable, unique appliance/consumable propositions, its current leadership positions might be threatened.

The ambitions to expand in high-end and high-growth segments will strongly depend on the ability to deliver best-in-class products at competitive prices.

If Philips is not able to find new sources of differentiation in the consumer electronics market, it may be unable to sustain its competitive position in this market.

The industry trend towards digitalization is diminishing the opportunities to differentiate on the basis of technical performance and is fueling the emergence of new low-cost Chinese and Taiwanese players in the market. Another trend is the acceleration of entrants into the consumer electronics market from the PC-IT industry. A critical success factor for the Company to sustain its competitive position is the speed at which Philips is able to implement its Connected Planet vision via the launch of a broad range of integrated products in the segments of Connected Displays, Home Entertainment Networks and Mobile Infotainment. The successful completion of the Business Renewal Program is another critical success factor for Consumer Electronics.

Improvement in Medical Systems’ product creation process and successful integration of new acquisitions are key to Philips’ success in this business.

Further improvements in Medical Systems’ product creation process, ensuring timely delivery of new products at lower costs and upgrading of customer service levels to create sustainable competitive advantage, are critical to realizing the profitable growth ambitions in this segment of business, which is of increasing importance in the overall Philips portfolio. To realize Medical Systems’ growth ambitions, further acquisitions will be required.

Philips Annual Report 2004          77

Operating and financial review and prospects

Such acquisitions could expose Philips to integration risks, in particular in the areas of logistics, information technology, accounting and human resources.

Philips’ extensive use of strategic alliances may result in conflicts of interest, loss of control over investments and loss of control over proprietary technologies.

Philips operates in high-tech markets with rapid technological development, which requires the Company to make large financial investments. Philips continues to utilize partnerships in order to share the risks associated with large investments. These partnerships take place through minority shareholdings, joint ventures and majority shareholdings. Managing this growing number of strategic alliances, and in particular bridging the international, legal and cultural differences, is a growing risk in itself. In addition, Philips may face conflicts of interest, loss of control over cash flows and loss of proprietary technologies by participating in joint ventures.

Philips’ success is dependent on technological innovation and its ability to secure and retain intellectual property rights for its products.

Philips’ longer-term success depends on technological innovation, global standards and its ability to obtain and retain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio results from an extensive patenting process that might be challenged by open innovation, strategic alliances, outsourced development and changes in regulations. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. Philips might lose a substantial part of its license revenue if it is not able to generate new licenses or to enforce its IP entitlements.

Philips is dependent on a decreasing number of business partners.

Further globalization and concentration of its customer and supply base makes Philips increasingly dependent on a limited number of business partners, posing challenges to existing management and control structures in many of its businesses.

Because Philips is dependent on its personnel for highly specialized technical and other skills, the loss of its ability to attract and retain such personnel would have an adverse affect on its business.

The retention of highly specialized technical personnel, as well as talented employees in sales and marketing, research and development, finance and general management, is critical to the success of the Company.

Philips’ global presence exposes the Company to regional and local regulatory rules, which may interfere with the realization of business opportunities and investments in the countries in which the Company operates.

Being a global company, Philips has established subsidiaries in over 60 countries. The subsidiaries are exposed to changes in governmental regulations and unfavorable political developments, which may limit the realization of business opportunities or impair local Philips investment.

Philips is exposed to a variety of financial risks, including currency fluctuations, interest rate fluctuations, equity price risk and credit risk, which may impact Philips’ results.

Currency fluctuations may impact Philips’ financial results in a number of ways. Furthermore, Philips is exposed to interest rate risk, commodity price risk, equity price risk and credit risk. Philips owns available-for-sale securities and is a minority shareholder in a number of participations, of which the market value currently exceeds the equity investment reported in the financial statements. Sale of some or all of these assets would positively influence Philips’ net income. Decline of the market value of these investments could result in future impairments. For qualitative and quantitative disclosure about financial risks, please refer to note 34 of the consolidated financial statements.

Warranty and product liability claims against Philips could cause Philips to incur significant costs and affect Philips’ results as well as its reputation and relationships with key customers, which could affect Philips’ results.

Philips is from time to time subject to warranty and product liability claims with regard to product performance. Philips could incur product liability losses as a result of repair and replacement costs in response to customer complaints or in connection with resolution of contemplated or actual legal proceedings relating to such claims. In addition to potential losses from claims and related legal proceedings, product liability claims could affect Philips’ reputation and its relationships with key customers. As a result, product liability claims could impact Philips’ financial results.

Legal proceedings covering a range of matters are pending in various jurisdictions against the Company and its subsidiaries. Due to the uncertainty inherent in litigation, it is difficult to predict the final outcome. An adverse outcome may impact Philips’ results.

The Company, including certain of its subsidiaries, is involved in litigation relating to such matters as competition issues, commercial transactions, product liability (involving allegations of personal injury from alleged asbestos exposure), participations and environmental pollution. Although the final outcome of matters in

78          Philips Annual Report 2004

litigation cannot be determined due to a number of variables, the Company’s financial position and results of operations could be affected by an adverse outcome. Please refer to note 26 of the consolidated financial statements for the disclosed litigation matters.

Philips has defined-benefit pension plans in a number of countries. The cost of maintaining these plans is influenced by fluctuating macro-economic and demographic developments, creating volatility in Philips’ results.

The majority of employees in Europe and North America are covered by these plans. The accounting for defined-benefit pension plans requires management to make assumptions regarding variables such as discount rate, rate of compensation increase and expected return on plan assets.

Changes in these assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost. A negative performance of the capital markets could have a material impact on pension expense and on the value of certain financial assets of the Company. For a discussion of pension-related exposure to changes in financial markets, please refer to the sensitivity analysis presented hereafter, and for quantitative and qualitative disclosure of pensions, please refer to note 20 of the consolidated financial statements.

Pension-related exposure to changes in financial markets

With pension obligations in more than forty countries, the Company has devoted considerable attention and resources to ensuring disclosure, awareness and control of the resulting exposures.

Depending on the investment policies of the respective pension funds, the value of pension assets compared to the related pension liabilities, and the composition of such assets, developments in financial markets may have a significant effect on the funded status of the Company’s pension plans and their related pension cost. To monitor the corresponding risk exposure, a ‘Global Risk Reward Model’ for pensions has been developed. The model, which covers approximately 95% of total pension liabilities and contains separate modules for the Netherlands, the UK, the US and Germany, allows estimates of the sensitivities to changes in equity market valuations and interest rates.

The bar charts in the sections hereafter show the estimated sensitivities to interest rates and equity market valuations for the Netherlands, the UK, the US and Germany, on aggregate, based upon the assets, liabilities, discount rates and asset allocations as of December 31, 2004. They show how much the aggregate funded status and additional minimum liability would have differed from what they actually were, if interest rates or equity valuations had been lower or higher, and to what extent net periodic pension cost (NPPC) for 2005 would have been affected. All results are shown as a percentage of total projected benefit obligations (PBO, amounting to EUR 19.5 billion) or total NPPC (estimated to be EUR 235 million). The interest rate sensitivities have been estimated on the assumption that interest rates and discount rates change simultaneously. The estimated sensitivities presented do not reflect the correlation, if any, between changes in interest rates and equity market valuations.

Funded status

A change in interest rates affects the values of both assets and liabilities, whereas changes in equity valuations affect asset values only. Generally speaking, the interest rate sensitivity of the liabilities tends to be significantly greater than the sensitivity of pension assets. Consequently, decreases in interest rates tend to have detrimental effects on the funded status of a plan.

As of December 31, 2004, for Company-sponsored plans, 57% of pension assets were invested in fixed-income securities, an increase of 9% over the prior year. There was a corresponding decrease in equity securities. This change was a result of actions taken by the Dutch pension fund to reduce its interest rate sensitivity. Although in relative terms the sensitivity of the Dutch pension plan’s funded status is lower than the sensitivity of other major Company-sponsored plans, due to the relative size of its pension liabilities (which cover 64% of the total PBO for the Company), the interest rate risk for the Dutch pension plan compared to the Company’s total pension obligations is still larger than that for the other countries.

Philips Annual Report 2004          79

Operating and financial review and prospects

Sensitivity of the funded status to simultaneous changes in interest rates and discount rates

With most of the liabilities unfunded or most of the relevant assets invested in fixed-income instruments, the German and UK plans have the lowest sensitivities to equity valuations. Equity risk for the Dutch pension fund has been reduced with the aforementioned shift to fixed-income investments during 2004. It is lower than that for the US, where the majority of the relevant assets is still invested in equities. As with the sensitivity to interest rates, however, the sensitivity of the overall funded status compared to the Company’s total pension obligation, is still dominated by the equity exposure in the Netherlands. Again, this is attributable to the absolute size of it compared to that in other countries.

Equity prices are generally more volatile than interest rates. The sensitivity of the overall funded status to changes in equity valuations is still significant, despite the aforementioned decrease in equities in the total investments of the Dutch pension fund.

Sensitivity of the funded status to changes in equity valuations

Additional minimum liability

The sensitivity of the additional minimum liability (AML) to changes in interest rates and equity valuations is generally similar to their effects on the funded status. However, at December 31, 2004, there was no AML for the Netherlands, and this situation is not altered by any of the changes in interest rates and equity prices included in the bar charts below. Consequently, the impact of changes in interest rates and equity valuations on the overall AML compared to the Company’s total PBO is smaller than the impact on the funded status. The sensitivity of the aggregate AML is basically a reflection of the sensitivities for the US, the UK and Germany, which already had an AML at the end of December.

Sensitivity of the additional minimum liability to simultaneous changes in interest rates and discount rates

Sensitivity of the additional minimum liability to changes in equity valuations

Net periodic pension cost

On an aggregate level, a decline (increase) in interest rates leads to an increase (decline) in net periodic pension cost (NPPC). This is attributable to the plans outside the Netherlands. For the Dutch plan, changes in service costs and amortizations are more than

80          Philips Annual Report 2004

offset by changes in interest costs and (the expected return on) assets. The significance of the impact on (the expected return on) assets reflects the fund’s relatively sound funding situation and its higher concentration of fixed-income investments as well as the significantly increased duration of those investments.

Sensitivity of the net periodic pension cost to simultaneous changes in interest rates and discount rates

Whereas changes in interest rates affect both liabilities and assets, and hence lead to changes in both interest costs and the expected return on assets, changes in equity valuations only affect (the expected return on) assets. Consequently, the impact of changes in equity prices on NPPC clearly exceeds that of changes in interest rates. Similar to the impact of interest rate changes, the impact of changes in equity valuations on NPPC is still the largest for the Netherlands, where equity investments compared to the Company’s total pension liabilities are still largest, despite the shift to fixed income investments that took place in the course of 2004. Declines (increases) in equity prices lead to significantly higher (lower) NPPC levels.

Sensitivity of the net periodic pension cost to changes in equity valuations

Philips Annual Report 2004          81

Operating and financial review and prospects

Critical Accounting Policies

The preparation of Philips’ financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. The policies that management considers both to be most important to the presentation of Philips’ financial condition and results of operations and to make the most significant demands on management’s judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

A complete description of Philips’ accounting policies appears on pages 97 to 104.

Accounting for pensions and other postretirement benefits

Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made by the Company. The accounting requires management to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and future healthcare costs. Management consults with outside actuaries regarding these assumptions at least annually. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred.

For a discussion of the current funded status and a sensitivity analysis with respect to pension plan assumptions, please refer to note 20 of the consolidated financial statements. For a sensitivity analysis with respect to changes in the assumptions used for postretirement benefits other than pensions, please refer to note 21 of the consolidated financial statements.

Contingent liabilities

Legal proceedings covering a range of matters are pending in various jurisdictions against the Company and its subsidiaries. Due to the uncertainty inherent in litigation, it is often difficult to predict the final outcome. The cases and claims against the Company often raise difficult and complex factual and legal issues which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought and the differences in applicable law. In the normal course of business, management consults with legal counsel and certain other experts on matters related to litigation. The Company accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed provided it is material.

Judicial proceedings have been brought in the United States, relating to the activities of a subsidiary prior to 1981, involving allegations of personal injury from alleged asbestos exposure. The claims generally relate to asbestos used in the manufacture of unrelated companies’ products in the United States and frequently involve claims for substantial general and punitive damages.

The methodology used to determine the level of liability requires significant judgments and estimates regarding the costs of settling asserted claims. The estimated liability is established based upon recent settlement experience for similar types of claims. In situations where the exact type and the extent of the alleged illness is not yet known, the accrual for loss contingencies is established based upon a ‘low end of range’ estimate.

The resolution of each case is generally based upon claimant-specific information, much of which is not available until shortly before the scheduled trail date. Accordingly, variances between the actual and estimated costs of settlements may occur.

The Company cannot reasonably predict the number of claims that may be assessed in the future. Accordingly, an estimated liability with respect to unasserted claims has not been recorded.

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment.

The methodology for determining the level of liability requires a significant amount of judgment regarding assumptions and estimates. In determining the accrual for losses associated with environmental remediation obligations, such significant judgments relate to the extent and types of hazardous substances at a site, the various technologies that may be used for remediation, the standards of what constitutes acceptable remediation, the relative risk of the environmental condition, the number and financial condition of other potentially responsible parties, and the extent of the Company’s and/or its subsidiaries’ involvement.

82          Philips Annual Report 2004

The Company utilizes experts in the estimation process. However, these judgments, by their nature, may result in variances between actual losses and estimates. Accruals for estimated losses from environmental remediation obligations are recognized when information becomes available that allows a reasonable estimate of the liability, or a component (i.e. particular tasks) thereof. The accruals are adjusted as further information becomes available. Please refer to note 26 to the consolidated financial statements for a discussion of contingent liabilities.

Accounting for income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it conducts business. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting.

Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company must assess the likelihood that deferred tax assets will be recovered from future taxable income. A valuation allowance is recognized to reduce deferred tax assets if, and to the extent that, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Company has recorded a valuation allowance of EUR 895 million as of December 31, 2004, based on estimates of taxable income by jurisdiction in which the Company operates and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods, and depending on the tax strategies that the Company may be able to implement, changes to the valuation allowance could be required, which could impact the Company’s financial position and net income.

In 2004, 2003 and 2002, there was a net decrease of the valuation allowance by EUR 170 million, EUR 184 million and EUR 9 million respectively.

Significant tax assets are recognized in the US, realization of which is contingent on future profitability in the US.

Impairment

Philips reviews long-lived assets for impairment when events or circumstances indicate that carrying amounts may not be recoverable. Assets subject to this review include equity and security investments, intangible assets and tangible fixed assets. Impairment of equity and security investments results in a charge to income when a loss in the value of an investment is deemed to be other than temporary.

Management regularly reviews each equity and security investment for impairment based on the extent to which cost exceeds market value, the duration of decline in market value and the financial condition of the issuer.

In determining impairments of intangible assets, tangible fixed assets and goodwill, management must make significant judgments and estimates to determine whether the cash flows generated by those assets are less than their carrying value. Determining cash flows requires the use of judgments and estimates that have been included in the Company’s strategic plans and long-range forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins.

Assets other than goodwill are written down to their fair value when the undiscounted cash flows are less than the carrying value of the assets. The fair value of impaired assets is generally determined by taking into account these estimated cash flows and using a net present value technique based on discounting these cash flows with the business-specific Weighted Average Cost of Capital, which ranged between 6.7% and 12.1% in 2004. Goodwill is evaluated annually for impairment at business unit level, and written down to its implied fair value in the case of impairment. The determination of such implied fair value involves significant judgment and estimates from management.

Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those recorded in the consolidated financial statements.

Valuation allowances for certain assets

The Company records its inventories at cost and provides for the risk of obsolescence using the lower of cost or market principle. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.

The risk of uncollectibility of accounts receivable is primarily estimated based on prior experience with, and the past due status of, doubtful debtors, while large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history. In addition, debtors in certain countries are subject to a higher collectibility risk, which is taken into account when assessing the overall risk of uncollectibility.

Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation allowances would be required.

Philips Annual Report 2004          83

Operating and financial review and prospects

Warranty costs

The Company provides for warranty costs based on historical trends in product return rates and the expected material and labor costs to provide warranty services. If it were to experience an increase in warranty claims compared with historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, income could be adversely affected.

Intangible assets acquired in business combinations

Over the past few years the Company has acquired several other entities in business combinations that have been accounted for by the purchase method, resulting in recognition of substantial amounts of in-process research and development, goodwill and other intangible assets. The amounts assigned to the acquired assets and liabilities are based on assumptions and estimates about their fair values. In making these estimates, management typically consults independent qualified appraisers. A change in assumptions and estimates would change the purchase price allocation, which could affect the amount or timing of charges to the income statement, such as write-offs of in-process research and development and amortization of intangible assets. In-process research and development is written off immediately upon acquisition, whereas intangible assets (and prior to 2002 also goodwill) are amortized over their economic lives. As a result of Philips’ adoption of SFAS No. 142 ‘Goodwill and Other Intangible Assets’ as of January 1, 2002, goodwill ceased to be amortized as from that date but instead is tested for impairment at least annually.

84          Philips Annual Report 2004

IFRS information

On September 29, 2003 the European Commission adopted a Regulation endorsing International Financial Reporting Standards (IFRS), also known as International Accounting Standards (IAS), and requiring their compulsory use from 2005.

This IAS Regulation requires listed companies in the EU to prepare their consolidated accounts in accordance with IFRSs from 2005 onwards.

The Company has decided to continue to apply US GAAP for its primary consolidated financial statements. Therefore, in order to comply with the EU Regulation, separate IFRS-compliant financial statements and footnotes will be prepared and disclosed, similarly to the way in which the Company currently complies with Dutch GAAP requirements. This also means that the Company will continue to use the US GAAP-based financial information for its target setting and peer comparison. Therefore the application of IFRS will have no impact on the internal management processes and Group strategy.

In preparation for compliance with IFRS, the Company has conducted a gap analysis between IFRS and US GAAP accounting principles and disclosure requirements, followed by an investigation into the financial impact on the IFRS financial statements and into the impact on other disclosures.

Although the IFRS only become applicable from 2005 onwards, in practice this means that the opening balance sheet as of January 1, 2004 must already be prepared based on IFRS because, for IFRS purposes, comparable figures need to be included in external financial reporting in 2005.

The most important findings from the gap analysis revealed that the equity of the Company would be approximately EUR 0.8 billion lower under IFRS than under US GAAP. The elimination of unrecognized pension gains and losses under IFRS 1 and continued goodwill amortization under IAS 38 between 2002 and 2004 is partly offset by the capitalization of intangible assets for qualifying development expenses under IAS 38. In addition, deferred gains under US GAAP for sale-and-leaseback transactions will be released to equity in the IFRS opening balance sheet of January 1, 2004; such deferral is not permitted under IAS 17. The overall impact of IFRS on net income is expected to be limited.

In spite of the fairly large number of potential differences between US GAAP and IFRS only a relatively small number appears to be relevant to the Company in practice. IFRS disclosure requirements are more extensive than under US GAAP but no conflicts have been identified.

Other than for employee benefits, goodwill amortization, deferred gains on sale-and-leaseback transactions and intangible development assets, accounting principles that differ under IFRS, compared with US GAAP, are mainly related to reversal of previously recognized impairments, mandated by IAS 36 under certain conditions, and classification of lease transactions as either operating leases or financial or capital leases for which the classification criteria of US GAAP and IFRS are not entirely alike. These differences have no material impact on net assets or debt. The effect on deferred tax positions under IFRS for the differences between the tax basis and the IFRS measurement has been taken into account.

With regard to the options that are offered in IFRS 1 ‘First-time adoption of International Financial Reporting Standards’ the Company has chosen to use the options described below.

•	For employee benefits under IAS 19 the Company has chosen to recognize all cumulative actuarial gains and losses at January 1, 2004. In accordance with IFRS 1 such recognition occurs directly in equity. Under US GAAP the Company continues to apply SFAS No. 87 and related pronouncements for employee benefits.

•	The cumulative translation differences related to foreign entities within stockholder’s equity are deemed to be zero at January 1, 2004, accordingly these cumulative translation differences will be included in retained earnings in the IFRS opening balance sheet. This also will have the effect that upon disposal of a foreign entity only cumulative translation differences that arose after January 1, 2004 can be recognized in the result upon disposal under IFRS.

•	Business combinations that were recognized before January 1, 2004 will not be restated to IAS 22/IFRS 3. The Company continues to use the US GAAP recognition criteria and accounting principles, which do not materially deviate from IFRS 3, which the Company has chosen to apply from January 1, 2004 onwards for its IFRS financial statements. Accordingly, under IFRS, goodwill amortization will terminate as from that date and will be replaced by annual impairment tests.

Philips Annual Report 2004          85

Operating and financial review and prospects

Other information

Proposed dividend to shareholders of Royal Philips Electronics

A proposal will be submitted to the 2005 Annual General Meeting of Shareholders to declare a dividend of EUR 0.40 per common share (EUR 513 million, based on the outstanding number of shares at December 31, 2004).

Pursuant to article 35 of the Articles of Association, and with the approval of the Supervisory Board and the Meeting of Priority Shareholders, the remainder of the income for the financial year 2004 has been retained by way of reserve.

In 2003 a dividend was paid of EUR 0.36 per common share. The balance sheet presented in this report, as part of the consolidated financial statements for the period ended December 31, 2004, is before dividend, which is subject to shareholder approval after year-end.

Share repurchase program

The Company has announced and started a share repurchase program of up to EUR 750 million to be executed until July 2005; up to EUR 500 million will be used for capital reduction and up to EUR 250 million to hedge long-term incentive and employee stock purchase programs.

MedQuist

As announced earlier, MedQuist, in which Philips holds approximately 70.9% of the common stock and which is consolidated in Philips’ financial statements, is conducting a review of the company’s billing practices and related matters. MedQuist is the subject of an ongoing investigation by the U.S. Securities and Exchange Commission relating to these practices and has received a subpoena from the U.S. Department of Justice relating to these practices and other matters. MedQuist has not been able to complete the audit of its fiscal years 2003 and 2004 and has postponed the filing of its annual report for fiscal year 2003 and reports for subsequent periods. The MedQuist board has announced that the company’s previously issued financial statements included in its annual report for fiscal year 2002 and its quarterly reports during 2002 and 2003, and all earnings releases and similar communications relating to those periods, should no longer be relied upon.

MedQuist also stated that it was unable to assess whether the results of the review of its billing practices and related litigation may have a material impact on its reported revenues, results and financial position. It remains uncertain when the review can be completed. When additional information becomes available with respect to the possible financial impact of the review, Philips will determine whether such information has accounting consequences for Philips and the impact, if any, on Philips’ consolidated financial statements.

Key financial information as reported by MedQuist to Philips (unaudited):

	January-December
in millions of USD	2002	2003	2004
Net sales	486	491	456
Net income1)	44	38	16	2)

1)	Of which 70.9% contributes to Philips net income

2)	Including significant expenses in relation to the review of billing practices

In view of the uncertainties with respect to the impact of the alleged potential improper billing practices and related litigation on the past and future performance of MedQuist, Philips undertook a review of the carrying value of its investment in MedQuist and concluded in November that the valuation could no longer be supported. The carrying value of the investment in MedQuist was brought in line with the value at which the shares of MedQuist had been trading on the over-the-counter market subsequent to November 2, 2004, when MedQuist announced that its previously issued financial statements should no longer be relied upon.

In 2004 Philips recognized non-cash impairment charges of EUR 590 million on its investment in MedQuist.

During the fourth quarter, various plaintiffs, including current and former customers, shareholders and transcriptionists, filed four putative class actions arising from allegations of, among other things, inappropriate billing by MedQuist for its transcription services. These matters are in their initial stages and, on the basis of current knowledge, Philips’ management cannot establish whether a loss is probable with respect to these actions.

86          Philips Annual Report 2004

Outlook

The mixed signals coming from the world’s major economies make us cautious, certainly for the first half of 2005. This will mainly impact our technology-related businesses, and to a lesser extent Consumer Electronics. We expect that Medical Systems, Lighting and DAP will continue to grow their market positions through innovation and — especially at Medical Systems and Consumer Health & Wellness — selected acquisitions. Our financial position is excellent and offers significant strategic flexibility.

We will continue to focus our attention on technology and marketing leadership to achieve sustainable growth through innovation, also improving our cost structure and further simplifying our corporate core processes. The pursuit of operational excellence will drive productivity improvements. Our ongoing transformation into a truly market-driven company is reflected in our marketing investments, which — together with our strong R&D competencies — will help us to deliver the advanced and innovative products that our customers want.

February 22, 2005

Board of Management

Philips Annual Report 2004          87

88          Philips Annual Report 2004

Report of independent registered public accounting firm

We have audited the consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, appearing on pages 90 to 175. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with accounting principles generally accepted in the United States of America.

Eindhoven, February 22, 2005

KPMG Accountants N.V.

Philips Annual Report 2004          89

Consolidated statements of income of the Philips Group
for the years ended December 31

in millions of euros unless otherwise stated

		2002	2003	2004
	Sales	31,820	29,037	30,319
	Cost of sales	(21,722)	(19,558)	(20,155)

	Gross margin	10,098	9,479	10,164
	Selling expenses	(5,201)	(4,575)	(4,520)
	General and administrative expenses	(1,404)	(1,492)	(1,332)
	Research and development expenses	(3,043)	(2,617)	(2,534)
	Write-off of acquired in-process R&D	(12)	–	–
	Impairment of goodwill	(19)	(148)	(596)
	Restructuring and impairment charges	(484)	(407)	(288)
	Other business income (expense)	485	248	713

(2)	Income from operations	420	488	1,607
(3)	Financial income and expenses	(2,227)	(244)	216

	Income (loss) before taxes	(1,807)	244	1,823
(4)	Income tax (expense) benefit	(27)	15	(358)

	Income (loss) after taxes	(1,834)	259	1,465
(5)	Results relating to unconsolidated companies including net dilution gain of EUR 254 million (2003: gain of EUR 53 million, 2002: loss of EUR 12 million)	(1,346)	506	1,422
(6)	Minority interests	(26)	(56)	(51)

	Income (loss) before cumulative effect of a change in accounting principles	(3,206)	709	2,836
(7)	Cumulative effect of a change in accounting principles, net of tax	–	(14)	–

(8)	Net income (loss)	(3,206)	695	2,836

The accompanying notes are an integral part of these consolidated financial statements.

90          Philips Annual Report 2004

Earnings per share

	2002	2003	2004
Weighted average number of common shares outstanding (after deduction of treasury stock) during the year (in thousands)	1,274,950	1,277,174	1,280,251
Basic earnings per common share in euros:
Income (loss) before cumulative effect of a change in accounting principles	(2.51)	0.55	2.22
Cumulative effect of a change in accounting principles, net of tax	–	(0.01)	–
Net income (loss)	(2.51)	0.54	2.22
Diluted earnings per common share in euros:*
Income (loss) before cumulative effect of a change in accounting principles	(2.51)	0.55	2.21
Cumulative effect of a change in accounting principles, net of tax	–	(0.01)	–
Net income (loss)	(2.51)	0.54	2.21
Dividend paid per common share in euros	0.36	0.36	0.36

*	The dilution effects on EPS are only taken into consideration if this does not result in an improvement in income per share or in a reduction in loss per share, as was the case in 2002.

The accompanying notes are an integral part of these consolidated financial statements.

Philips Annual Report 2004          91

Consolidated balance sheets of the Philips Group as of December 31

in millions of euros unless otherwise stated

Assets

		2003		2004
	Current assets
	Cash and cash equivalents		3,072		4,349
(9)(31)	Receivables:
	- Accounts receivable – net	4,164		4,268
	- Accounts receivable from unconsolidated companies	49		25
	- Other receivables	415		235

			4,628		4,528
(10)	Inventories		3,204		3,230
(11)	Other current assets		1,010		1,216

	Total current assets		11,914		13,323
	Non-current assets
(5)	Investments in unconsolidated companies		4,841		5,670
(12)	Other non-current financial assets		1,213		876
(13)	Non-current receivables		218		227
(14)	Other non-current assets		2,581		2,823
(15)	Property, plant and equipment:
	- At cost	14,153		14,609
	- Less accumulated depreciation	(9,274)		(9,612)

			4,879		4,997
(16)	Intangible assets excluding goodwill:
	- At cost	2,189		2,108
	- Less accumulated amortization	(918)		(1,119)

			1,271		989
(17)	Goodwill		2,494		1,818

	Total non-current assets		17,497		17,400

	Total		29,411		30,723

The accompanying notes are an integral part of these consolidated financial statements.

92          Philips Annual Report 2004

Liabilities and stockholders’ equity

		2003		2004
	Current liabilities
(31)	Accounts and notes payable:
	- Trade creditors	3,023		3,215
	- Unconsolidated companies	182		284

			3,205		3,499
(18)	Accrued liabilities		3,165		3,307
(19)(20)(21)(26)	Short-term provisions		949		781
(22)	Other current liabilities		649		627
(23)(24)	Short-term debt		1,860		961

	Total current liabilities		9,828		9,175
	Non-current liabilities
(23)(24)	Long-term debt		4,016		3,552
(19)(20)(21)(26)	Long-term provisions		1,976		2,117
(25)	Other non-current liabilities		653		736

	Total non-current liabilities		6,645		6,405
(26)	Commitments and contingent liabilities
(6)	Minority interests		175		283
(27)	Stockholders’ equity:
	Priority shares, par value EUR 500 per share:
	Authorized and issued: 10 shares Preference shares, par value EUR 0.20 per share:
	Authorized: 3,249,975,000 shares Issued: none Common shares, par value EUR 0.20 per share:
	Authorized: 3,250,000,000 shares Issued: 1,316,070,392 shares (1,316,070,392 shares in 2003)	263		263
	Capital in excess of par value	71		97
	Retained earnings	16,970		19,346
	Accumulated other comprehensive income (loss)	(3,285)		(3,607)
	Treasury shares, at cost: 34,543,388 shares (35,384,262 shares in 2003)	(1,256)		(1,239)

			12,763		14,860

	Total		29,411		30,723

The accompanying notes are an integral part of these consolidated financial statements.

Philips Annual Report 2004          93

Consolidated statements of cash flows of the Philips Group
for the years ended December 31

in millions of euros unless otherwise stated

		2002	2003	2004
	Cash flows from operating activities:
	Net income (loss)	(3,206)	695	2,836
	Adjustments to reconcile net income to net cash provided by operating activities:
	Depreciation and amortization	2,184	2,015	2,293
	Impairment of equity investments	3,260	772	8
	Net gain on sale of assets	(643)	(987)	(1,328)
	Loss (income) from unconsolidated companies (net of dividends received)	54	(569)	(1,178)
	Minority interests (net of dividends paid)	26	49	35
	Decrease in working capital/other current assets	815	307	354
	Decrease (increase) in non-current receivables/other assets	86	(243)	(435)
	(Decrease) increase in provisions	(336)	(155)	48
	Other items	(12)	108	64

	Net cash provided by operating activities	2,228	1,992	2,697

	Cash flows from investing activities:
	Purchase of intangible assets	(149)	(96)	(103)
	Capital expenditures on property, plant and equipment	(1,161)	(980)	(1,286)
	Proceeds from disposals of property, plant and equipment	370	220	191
(28)	Cash from derivatives	422	391	125
	Purchase of other non-current financial assets	(15)	(18)	(11)
(29)	Proceeds from other non-current financial assets	98	323	904
	Purchase of businesses, net of cash acquired	(626)	(470)	(440)
	Proceeds from sale of interests in businesses	813	1,372	1,273

	Net cash (used for) provided by investing activities	(248)	742	653

	Cash flows before financing activities	1,980	2,734	3,350

	Cash flows from financing activities:
	(Decrease) increase in short-term debt	(548)	49	(5)
	Principal payments on long-term debt	(276)	(1,304)	(1,920)
	Proceeds from issuance of long-term debt	405	311	258
	Treasury stock transactions	(19)	49	(18)
	Dividends paid	(459)	(460)	(460)

	Net cash used for financing activities	(897)	(1,355)	(2,145)

	Cash provided by continuing operations	1,083	1,379	1,205
	Effect of changes in consolidation on cash positions	–	–	117
	Effect of changes in exchange rates on cash positions	(115)	(165)	(45)
	Cash and cash equivalents at beginning of year	890	1,858	3,072

	Cash and cash equivalents at end of year	1,858	3,072	4,349

The accompanying notes are an integral part of these consolidated financial statements.

94          Philips Annual Report 2004

Supplemental disclosures to consolidated statements of cash flows:

		2002	2003	2004
	Decrease in working capital/other current assets:
	Decrease (increase) in receivables and other current assets	97	11	(287)
	Decrease (increase) in inventories	173	57	(138)
	Increase in accounts payable, accrued and other liabilities	545	239	779

		815	307	354

	Net cash paid during the year for:
	Interest	384	322	281
	Income taxes	313	306	323

	Net gain on sale of assets:
	Cash proceeds from the sale of assets	1,281	1,915	2,368
	Book value of these assets	(625)	(948)	(1,024)
	Deferred results on sale-and-leaseback transactions	(95)	20	3
	Non-cash gains or losses	82	–	(19)

		643	987	1,328
	Non-cash investing and financing information:
(30)	Assets received in lieu of cash from the sale of businesses:
	Shares	113	26	6
	Receivables/loans	–	–	8

	Treasury stock transactions:
	Shares acquired	(103)	(1)	(96)
	Exercise of stock options/convertible personnel debentures	84	50	78

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these consolidated financial statements.

Philips Annual Report 2004          95

Consolidated statements of changes in stockholders’ equity of the Philips Group

					Accumulated other comprehensive income (loss)
	Outstanding	Common	Capital in	Retained	Currency	Unrealized	Additional	Change in	Total	Treasury	Total
	number of	stock	excess of	earnings	translation	gain (loss)	minimum	fair value		shares at	stock-
	shares in		par value		differences	on	pension	of cash		cost	holders’
	thousands					available-	liability	flow			equity
						for-sale		hedges
						securities

Balance as of December 31, 2001	1,274,172	263	13	20,403	(766)	566	(18)	(7)	(225)	(1,294)	19,160
Net income (loss)				(3,206)							(3,206)
Net current period change					(906)	(2,189)	(335)	(28)	(3,458)		(3,458)
Reclassifications into income					(40)	1,888		46	1,894		1,894

Total comprehensive income (loss), net of tax				(3,206)	(946)	(301)	(335)	18	(1,564)		(4,770)
Dividend paid				(459)							(459)
Purchase of treasury stock	(3,128)									(103)	(103)
Re-issuance of treasury stock	4,934									90	90
Share-based compensation plans			1								1

Balance as of December 31, 2002	1,275,978	263	14	16,738	(1,712)	265	(353)	11	(1,789)	(1,307)	13,919
Net income				695							695
Net current period change					(1,680)	297	(9)	7	(1,385)		(1,385)
Reclassifications into income					28	(146)		7	(111)		(111)

Total comprehensive income (loss), net of tax				695	(1,652)	151	(9)	14	(1,496)		(801)
Dividend paid				(463)							(463)
Purchase of treasury stock	(44)									(1)	(1)
Re-issuance of treasury stock	4,752		12							52	64
Share-based compensation plans			45								45

Balance as of December 31, 2003	1,280,686	263	71	16,970	(3,364)	416	(362)	25	(3,285)	(1,256)	12,763
Net income				2,836							2,836
Net current period change					(93)	205	(67)	4	49		49
Reclassifications into income					50	(447)		26	(371)		(371)

Total comprehensive income (loss), net of tax				2,836	(43)	(242)	(67)	30	(322)		2,514
Dividend paid				(460)							(460)
Purchase of treasury stock	(4,102)									(96)	(96)
Re-issuance of treasury stock	4,943		(28)							113	85
Share-based compensation plans			54								54

Balance as of December 31, 2004	1,281,527	263	97	19,346	(3,407)	174	(429)	55	(3,607)	(1,239)	14,860

For the tax effect on the changes in stockholders’ equity, refer to note 4.

The accompanying notes are an integral part of these consolidated financial statements.

96          Philips Annual Report 2004

Accounting policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Historical cost is used as the measurement basis unless otherwise indicated.

Consolidation principles

The consolidated financial statements include the accounts of Koninklijke Philips Electronics N.V. (‘Royal Philips Electronics’, or the ‘Company’) and all entities in which a direct or indirect controlling interest exists through voting rights or qualifying variable interests. All intercompany balances and transactions have been eliminated in consolidation. Net income is reduced by the portion of the earnings of subsidiaries applicable to minority interests. The minority interests are disclosed separately in the consolidated statements of income and in the consolidated balance sheets.

The Company has adopted Financial Accounting Standards Board (FASB) Interpretation No. 46(R) ‘Consolidation of Variable Interest Entities’. In accordance with Interpretation of Accounting Research Bulletin No. 51 ‘Consolidated Financial Statements’, the Company consolidates entities in which variable interests are held to an extent that would require the Company to absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Investments in unconsolidated companies

Investments in companies in which Royal Philips Electronics does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned. The Company’s share of the net income of these companies is included in results relating to unconsolidated companies in the consolidated statements of income. The Company recognizes an impairment loss when an other-than-temporary decline in the value of an investment occurs.

Accounting for capital transactions of a subsidiary or an unconsolidated company

The Company recognizes dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary or an unconsolidated entity which the Company is accounting for using the equity method of accounting in the income statement, unless the Company or the subsidiary either has or plans to reacquire such shares. In such instances, the result of the transaction will be recorded directly in stockholders’ equity as a non-operating gain or loss.

The dilution gains or losses are presented in the income statement in the caption Other business income (expenses) if they relate to consolidated subsidiaries. Dilution gains and losses related to unconsolidated companies are presented in the caption Results relating to unconsolidated companies.

Foreign currencies

The financial statements of foreign entities are translated into euros. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items in the income statement and cash flow statement are translated at weighted average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of other comprehensive income (loss) within stockholders’ equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.

The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency (the euro) instead of their local currency.

Gains and losses arising from the translation or settlement of foreign-currency-denominated monetary assets and liabilities into the local currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of other comprehensive income (loss) within stockholders’ equity.

Derivative financial instruments

The Company uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for interest rate and commodity price risks. Applying Statement of Financial Accounting Standards (SFAS) No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, SFAS No. 138, ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’, and SFAS No. 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’, which was adopted in 2003, the Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in the fair value of the instruments are recognized in the income statement during the period in which they arise to the extent that the derivatives have been designated as a hedge of recognized assets or liabilities, or to the extent that the derivatives have no hedging designation

Philips Annual Report 2004          97

Financial statements of the Philips Group

or are ineffective. The gains and losses on the designated derivatives substantially offset the changes in the values of the recognized hedged items, which are also recognized as gains and losses in the income statement.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset, or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the income statement.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recorded in accumulated other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either earnings or accumulated other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it has been established that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

For interest rate swaps that are unwound, the gain or loss upon unwinding is released to income over the remaining life of the underlying financial instruments, based on the recalculated effective yield.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value.

Investments

The Company classifies its investments in equity securities that have readily determinable fair values as either available-for-sale or for trading purposes. Investments in debt securities are classified in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the short term. Held-to-maturity securities are those debt securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts using the effective interest method. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income within stockholders’ equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a first-in, first-out basis.

A decline in the market value of any available-for-sale security or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings, and a new cost basis for the security is established. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in financial income and expenses.

For available-for-sale securities hedged under a fair value hedge, the changes in the fair value that are attributable to the risk which is being hedged are recognized in earnings rather than in other comprehensive income.

Investments in privately-held companies are carried at cost, or estimated fair value if an other-than-temporary decline in value has occurred.

Receivables

Receivables are carried at face value, net of allowances for doubtful accounts and uncollectible amounts. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of

98          Philips Annual Report 2004

receivership of the debtors.

Long-term receivables are discounted to their net present value.

Valuation adjustment for doubtful trade accounts receivable

The allowance for the risk of non-collection of trade accounts receivable is determined in three stages. First, individual debtors that represent 3% or more of the debtor portfolio are assessed for creditworthiness based on external and internal sources of information; management decides upon an allowance based on that information and the specific circumstances for that debtor which might require a value adjustment. In the second stage, for all other debtors the allowance is calculated based on a percentage of average historical losses. Finally, if, owing to specific circumstances such as serious adverse economic conditions in a specific country or region, it is management’s judgment that the valuation of the receivables is inadequately represented by the valuation allowance in stage two, the percentage of valuation allowance for the debtors in the related country or region may be increased to cover the increased risk.

Inventories

Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand. Individual items of inventory that have been identified as obsolete are typically disposed of within a period of three months either by sale or by scrapping.

Other non-current financial assets

Loans receivable are stated at amortized cost, less the related allowance for impaired loans receivable. Management, considering current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Cash receipts on impaired loans receivable are applied to reduce the principal amount of such loans until the principal has been recovered and are recognized as interest income thereafter.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Assets manufactured by the Company include direct manufacturing costs, production overheads and interest charges incurred during the construction period. Government grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is generally also based on the straight-line method. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to major maintenance activities are expensed in the period in which they are incurred. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Asset retirement obligations

In June 2001, the FASB issued SFAS No. 143, ‘Accounting for Asset Retirement Obligations’. The Company adopted this Statement in 2003. Under the provisions of this Statement, the Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset.

Upon initial application of the Statement, the Company recognized a liability for existing asset retirement obligations adjusted for cumulative accretion to January 1, 2003. Additionally, the Company recorded the asset retirement cost as an increase to the carrying amounts of the associated long-lived assets and recognized the accumulated depreciation on such capitalized cost. The cumulative effect of the initial application of the Statement has been recognized as a change in accounting principle and the net amount has been reported as a cumulative-effect adjustment in the consolidated income statement for 2003. The pro forma disclosure of the amount of the asset retirement obligation that would have been reported if the Statement had been applied during all periods affected, has been omitted because the amounts were not material.

Goodwill

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill is not amortized but tested for impairment annually in the second quarter or whenever impairment indicators require so.

Philips Annual Report 2004          99

Financial statements of the Philips Group

Prior to adoption of SFAS No. 142, the Company applied the straight-line method for amortization of goodwill over the period expected to benefit, not exceeding 20 years.

Upon adoption of SFAS No. 142, the Company was required as of January 1, 2002 to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company re-assessed the useful lives and residual values of all intangible assets acquired. No amortization period adjustments were necessary. Also, in connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Company performed an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Furthermore, the Company was required to determine the fair value of each reporting unit and to compare it to the carrying amount of the reporting unit. To the extent that the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company was required to perform the second step of the transitional impairment test. In the second step, the Company was required to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation upon a business combination in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

The Company identified its reporting units as one level below that of an operating segment, which is the level that constitutes a business and reports discrete financial information to segment management and the Board of Management, and performed the transitional goodwill impairment test for each of those reporting units in the first quarter of 2002. No impairment arose from these tests.

In addition to the transitional goodwill impairment test, the Company performed and completed its annual impairment tests, using methodology similar to that used for the transitional impairment test, in the second quarter of all years presented in the consolidated statements of income.

Intangible assets

Intangible assets arising from acquisitions are amortized using the straight-line method over their estimated economic lives.

Economic lives are evaluated every year. There are currently no intangible assets with indefinite lives.

In-process Research and Development (R&D) with no alternative use is written off immediately upon acquisition.

Patents and trademarks acquired from third parties are capitalized and amortized over their remaining lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with Statement of Position (SOP) 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’.

Eligible costs relating to the production of software intended to be sold, leased or otherwise marketed are capitalized and subsequently amortized over the estimated useful life of the software in accordance with SFAS No. 86, ‘Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed’.

Impairment or disposal of intangible assets other than goodwill and tangible fixed assets

The Company accounts for intangible and tangible fixed assets in accordance with the provisions of SFAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’. This Statement requires that long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The review for impairment is carried out at the level where discrete cash flows occur that are independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell.

Research and development

All costs of research and development are expensed in the period in which they are incurred, in conformity with SFAS No. 2, ‘Accounting for Research and Development Costs’.

100          Philips Annual Report 2004

Advertising

Advertising costs are expensed when incurred.

Provisions and accruals

The Company recognizes provisions for liabilities and probable losses that have been incurred as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated.

Provisions of a long-term nature are stated at net present value when the amount and timing of related cash payments are fixed or reliably determinable unless discounting is prohibited under US GAAP. Short-term provisions are stated at face value.

The Company applies the provisions of SOP 96-1, ‘Environmental liabilities’ and SFAS No. 5, ‘Accounting for Contingencies’ and accrues for losses associated with environmental obligations when such losses are probable and reasonably estimatable. Additionally, in accordance with SOP 96-1, the Company accrues for certain costs such as compensation and benefits for employees directly involved in the remediation activities. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Restructuring

In June 2002, the FASB issued SFAS No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’.

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Board of Management, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

Statement 146 requires that a liability be recognized for those costs only when the liability is incurred, i.e. when it meets the definition of a liability. Statement 146 also establishes fair value as the objective for initial measurement of the liability.

Liabilities related to one-time employee termination benefits must be recognized ratably over the future service period when those employees are required to render services to the Company, if that period exceeds 60 days or a longer legal notification period. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002 and has been adopted by the Company as of January 1, 2003.

Employee termination benefits covered by a contract or under an ongoing benefit arrangement continue to be accounted for under SFAS No. 112, ‘Employer’s Accounting for Postemployment Benefits’ and are recognized when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.

Guarantees

In 2003, the Company adopted FASB Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’. In accordance with this Interpretation, the Company recognizes, at the inception of a guarantee that is within the scope of the recognition criteria of the Interpretation, a liability for the fair value of the obligation undertaken in issuing the guarantee.

Debt and other liabilities

Debt and liabilities other than provisions are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Currently, the Company does not have any financial instruments that are affected by SFAS No. 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collectibility is reasonably assured. For consumer-type products in the segments Lighting, DAP and Consumer Electronics, as well as for certain products in the Semiconductors segment, these criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not contractually required, when management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist. Examples of the above-mentioned delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title to and risks for the goods passes to the customer.

For products that require substantive installation activities by the Company, such as those related to the equipment sales of the Medical Systems segment and parts of the Other Activities segment, revenue recognition occurs when the aforementioned criteria for revenue recognition have been met, installation of the

Philips Annual Report 2004          101

Financial statements of the Philips Group

equipment has been finalized in accordance with the contractually agreed specifications and therefore the product is ready to be used by the customer, and subsequently a signed acceptance protocol has been obtained from the customer, or, in cases where such acceptance protocol is not contractually required, when management has established on the basis of installation and workflow protocols that the product has been installed and is ready to be used by the customer in the way contractually agreed.

Typically, installation activities include, to a certain extent, assembly of the equipment on the spot. Any payments by the customer are typically contingent upon the completion of the installation process in accordance with the contractual requirements and therefore, in such instances, revenue recognition with respect to the equipment delivery is deferred until the installation process is completed.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is lacking, revenue recognition is postponed until the return period has lapsed. Return policies are typically in conformity with customary return arrangements in local markets.

For products for which a residual value guarantee has been granted or a buy-back arrangement has been concluded, revenue recognition takes place in accordance with the requirements for lease accounting of SFAS No. 13, ‘Accounting for Leases’.

Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses and disclosed separately.

Service revenue related to repair and maintenance activities for sold goods is recognized ratably over the service period or as services are rendered.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

EITF Issue No. 00-21, ‘Revenue Arrangements with Multiple Deliverables’, which has been adopted in 2003, applies to some arrangements that occur in the Medical Systems businesses on delivery of equipment that requires subsequent installation and training activities in order to become operable for the customer. However, since payment for the equipment is typically contingent upon the completion of the installation process, revenue recognition is required to be deferred until the installation has been completed. The Company recognizes revenues of the other deliverables based on their relative fair values.

Income taxes

Income taxes are accounted for using the asset and liability method. Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within stockholders’ equity, including other comprehensive income (loss), in which case the related tax effect is also recognized there.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets, including assets arising from loss carryforwards, are recognized if it is more likely than not that the asset will be realized. Deferred tax assets and liabilities are not discounted.

Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future, and for undistributed earnings of minority shareholdings.

Changes in tax rates are reflected in the period that includes the enactment date.

Benefit accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with SFAS No. 87, ‘Employers’ Accounting for Pensions’, and SFAS No. 106, ‘Postretirement Benefits other than Pensions’, respectively. Most of the Company’s defined-benefit plans are funded with plan assets that have been segregated and restricted in a trust to provide for the pension benefits to which the Company has committed itself.

When plan assets have not been segregated the Company recognizes a provision for such amounts.

102          Philips Annual Report 2004

Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

In the event that the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered and based on current and past compensation levels, exceeds the market value of the plan assets and existing accrued pension liabilities, this difference and the existing prepaid pension asset are recognized as an additional minimum pension liability.

Obligations for contributions to defined-contribution pension plans are recognized as an expense in the income statement as incurred.

In certain countries, the Company also provides postretirement benefits other than pensions. The cost relating to such plans consists primarily of the present value of the benefits attributed on an equal basis to each year of service, interest cost on the accumulated postretirement benefit obligation, which is a discounted amount, and amortization of the unrecognized transition obligation. This transition obligation is being amortized through charges to earnings over a twenty-year period beginning in 1993 in the USA and in 1995 for all other plans.

Unrecognized prior service costs related to pension plans and postretirement benefits other than pensions are being amortized by assigning a proportional amount to the income statements of a number of years, reflecting the average remaining service period of the active employees.

Stock-based compensation

In 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, ‘Accounting for Stock-Based Compensation’, as amended by SFAS No. 148, ‘Accounting for stock-based Compensation — Transition and Disclosure’, prospectively for all employee awards granted, modified or settled after January 1, 2003. Under the provisions of SFAS No. 123, the Company recognizes the estimated fair value of equity instruments granted to employees as compensation expense over the vesting period.

For awards granted to employees prior to 2003, the Company continues to account for stock-based compensation using the intrinsic value method in accordance with US Accounting Principles Board (APB) Opinion No. 25, ‘Accounting for Stock Issued to Employees’.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for all outstanding and unvested awards in each period:

	2002	2003	2004
Net income (loss):
As reported	(3,206)	695	2,836
Add: Stock-based compensation expense included in reported net income, net of related tax	(5)	27	52
Deduct: Stock-based compensation expense determined using the fair value method, net of related tax	(147)	(134)	(115)

Pro forma	(3,358)	588	2,773
Basic earnings per share:
As reported	(2.51)	0.54	2.22
Pro forma	(2.63)	0.46	2.17
Diluted earnings per share:
As reported	(2.51)	0.54	2.21
Pro forma	(2.63)	0.46	2.16

Discontinued operations

The Company has defined its businesses as components of an entity for the purpose of assessing whether or not operations and cash flows can be clearly distinguished from the rest of the Company, in order to qualify as a discontinued operation in the event of disposal of a business. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations in accordance with SFAS No. 144. The financial information of a discontinued business is excluded from the respective captions in the consolidated financial statements and related notes.

Cash flow statements

Cash flow statements have been prepared using the indirect method in accordance with the requirements of SFAS No. 95, ‘Statement of Cash flows’, as amended by SFAS No. 104. Cash flows in foreign currencies have been translated into euros using the weighted average rates of exchange for the periods involved. Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from derivative instruments for which hedge accounting has been discontinued are classified consistent with the nature of the instrument as from the date of discontinuance.

Philips Annual Report 2004          103

Financial statements of the Philips Group

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform with generally accepted accounting principles. Actual results could differ from those estimates.

Reclassifications

Certain items previously reported under specific financial statement captions have been reclassified to conform with the 2004 presentation.

104          Philips Annual Report 2004

New accounting standards

The FASB issued several pronouncements, of which the following are applicable to the Company.

In May 2004, FASB Staff Position 106-2, ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’ was posted. In 2003, the Company had opted for the one-time election to defer accounting for the economic effects of the new Medicare Act under FASB Staff Position 106-1, posted in January 2004, until authoritative guidance on the accounting for the federal subsidy was issued. The effects of the Act relating to measures of the accumulated postretirement benefit obligation or the net periodic postretirement benefit as mandated by FASB Staff Position 106-2 were not material to the Company.

In November 2004, Statement No. 151, ‘Inventory costs, an amendment of ARB No. 43, Chapter 4’ was issued. This Statement clarifies the accounting for abnormal amounts of idle facility expense and waste and prohibits such costs from being capitalized in inventory. In addition, this Statement requires that allocation of fixed production overheads to the inventory cost be based on the normal capacity of the production facilities. In accordance with the early adoption provisions of the Statement, the Company will adopt SFAS No. 151 as from 2005. This Statement is expected to have no material effect on the Company’s financial statements.

In December 2004, the FASB issued Statement No. 153, ‘Exchanges of Non-monetary Assets’, an amendment of APB Opinion No. 29. This Statement eliminates the exception in Opinion No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The Statement will become effective for the Company in 2006 but is not expected to have a material impact.

SFAS No. 123 (revised 2004), concerning Share-Based Payment was issued in December 2004. The Statement is a revision of Statement No. 123, ‘Accounting for Stock-Based Compensation’, which was adopted by the Company in 2003.

Statement No. 123 (revised 2004), supersedes APB Opinion No. 25, that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. The revised Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The revised Statement contains certain changes compared with the original pronouncement. The most relevant for the Company will be the requirement to estimate forfeitures at the date of grant, whereas the original Statement permitted accounting for forfeitures as they occur. This change is not expected to have a material impact on the financial statements of the Company.

The Company is in the process of investigating whether the use of a lattice model would result in a better estimation of stock-based compensation than the Black-Scholes model currently used. The effects of a change are still being determined by the Company. The revised Statement will become effective as from the third quarter in 2005. The Company is likely to adopt the modified prospective method for the transition to Statement 123 (Revised 2004). The cumulative effect of applying the revised Statement will be limited to the effects on compensation expense in 2005 for grants issued with a 3-year vesting period in 2002. Since the vast majority of grants are issued annually in the second quarter, the cumulative effect will be limited to the first 2 quarters of 2005 only. The effect on net income is estimated to be approximately EUR 11 million.

Philips Annual Report 2004          105

Notes to the consolidated financial statements of the Philips Group all amounts in millions of euros unless otherwise stated

Reclassifications

Certain balance sheet items previously reported under specific financial statement captions have been reclassified to conform with the 2004 presentation.

(1) Acquisitions and divestments

2004

During 2004, the Company completed several disposals of businesses. Also a number of acquisitions and ventures have been completed. All business combinations have been accounted for using the purchase method of accounting. However, both individually and in the aggregate these business combinations were deemed immaterial in respect of the SFAS No. 141 disclosure requirements.

Sales and income from operations related to activities divested in 2004 for the period included in the consolidation, amounted to EUR 190 million and a profit of EUR 60 million respectively.

The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.

Acquisitions

	cash outflow	net assets	other intangible	goodwill
		acquired1)	assets
Industriegrundstuecks-Verwaltungs GmbH	12	12	–	–
Philips-Neusoft Medical Systems	59	11	5	43
Gemini Industries	49	33	8	8

1)	Including cash acquired

Divestments

	cash inflow	net assets	recognized gain
		divested1)	(loss)
Philips HeartCare Telemedicine Services	(8)	(6)	(2)
Atos Origin	552	401	151
NAVTEQ	730	95	635
Philips Consumer Electronics Industries Poland	12	12	–

1)	Including cash divested

Philips HeartCare Telemedicine Services

In January 2004 the Company sold its 80% interest in the Philips HeartCare Telemedicine Services venture to the other owner, SHL Telemedicine International Ltd, an Israeli company in which the Company holds a 18.6% interest. The investment in SHL Telemedicine is accounted for by the cost method. The transaction resulted in a cash outflow of EUR 8 million and a loss of EUR 2 million in 2004. Accordingly, the PHTS entity was deconsolidated in January.

106          Philips Annual Report 2004

Philips and Neusoft Medical Systems Co., Ltd.

In July 2004, the Company and China Neusoft Group formed a venture in which Philips has an equity participation of 51%. The acquisition was completed through a series of asset transfers and capital injection transactions. The effect of the transaction is that Philips paid EUR 59 million in cash for the interest acquired. Neusoft contributed its manufacturing and R&D operations to the venture and holds the other 49%. Intangible assets and goodwill have been recognized at preliminary amounts totaling EUR 48 million, of which EUR 43 million relates to goodwill. The final valuation of the assets and liabilities that were contributed to the venture by Neusoft is expected to be finalized in 2005. The venture will license know-how from Philips. Through this new venture Philips can deploy its strategy for the market in China and gain a direct link to a long-term supply of skilled workforce including R&D capabilities. The entity has been consolidated since July 2004.

Gemini Industries, Inc.

In August 2004, the Company acquired all of the shares of Gemini Industries, Inc., a North American supplier of consumer electronics and PC accessories at a cost of EUR 49 million, including the assumption of bank debt that was liquidated simultaneously with the acquisition. The cost of the acquisition has been allocated based upon the fair value of assets acquired and liabilities assumed. Based upon an independent appraisal, EUR 8 million has been assigned to a customer-related intangible asset. Additionally, EUR 8 million, representing the excess of cost over the fair value of the net assets acquired, has been recorded as goodwill. The customer-related intangible asset is being amortized over its estimated useful life of 15 years. As a result of this acquisition, Philips expects to achieve significant growth in peripherals and accessories business activities on a global scale.

NAVTEQ

The IPO of our subsidiary NAVTEQ Corporation in August 2004 resulted in a EUR 635 million gain on the sale of shares and a cash inflow of EUR 730 million. Following the IPO, Philips’ interest in NAVTEQ decreased from 83.5% to 34.8% (37.7% upon settlement of the purchase of an additional 2.6 million shares). Accordingly, consolidation of NAVTEQ ceased as from August, while our remaining interest is accounted for by the equity method.

Philips Consumer Electronics Industries Poland

In December 2004, Philips sold its Polish television assembly plant in Kwidzyn, Poland to Jabil Circuit, Inc., a global electronics manufacturer. The transaction resulted in a cash inflow of EUR 12 million. Jabil will continue production assembly for Philips from the facility.

Atos Origin

In December, the Company sold a 16.5% stake in Atos Origin. The cash proceeds from this sale were EUR 552 million, while the gain amounted to EUR 151 million. After this sale, Philips still holds a stake of 15.4%. As a result of this transaction, the Company ceased using the equity method of accounting for Atos Origin as from December 2004, because no significant influence in Atos Origin can be exercised. The remaining shareholding in Atos Origin will be accounted for as available-for-sale securities from that date.

Industriegrundstuecks-Verwaltungs GmbH (IGV)

In December, the Company acquired the shares of IGV, a real estate company which held a substantial part of the buildings that were rented by the Company in Austria. The transaction involved a cash outflow of EUR 12 million.

Philips Annual Report 2004          107

Financial statements of the Philips Group

2003

During 2003 the Company completed several disposals of businesses. Also a number of acquisitions and ventures were completed. All business combinations have been accounted for using the purchase method of accounting. However, both individually and in the aggregate these business combinations were immaterial in respect of the SFAS No. 141 disclosure requirements.

The effects of divested activities in 2003 had no material impact on sales and income from operations.

The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.

Acquisitions

	cash outflow	net assets	other intangible	goodwill
		acquired	assets
InterTrust Technology Corporation	202	35	156	11
Philips BenQ Digital Storage	5	5	–	–
Arcadyan venture	6	6	–	–

Divestments

	cash inflow	net assets	recognized gain
		divested
Speech Processing Telephony and Voice Control	34	14	20
TSMC	908	213	695

InterTrust Technology Corporation

In January the Company acquired 49.5% of the 99.3 million shares of InterTrust Technology Corporation at a price of USD 4.25 per share. The investment is accounted for using the equity method.

InterTrust develops and licenses intellectual property for Digital Rights Management and trusted computing.

Speech Processing Telephony and Voice Control

In January the Company completed the sale of its Speech Processing Telephony and Voice Control businesses to Scansoft Inc. of Peabody, Mass., United States, at a price of EUR 34 million, resulting in a gain of EUR 20 million.

Sales and income from operations related to the activities divested in 2003 were not material.

Philips BenQ Digital Storage

In March, the Company acquired 51% of the shares of Philips BenQ Digital Storage at a price of EUR 5 million. Philips consolidated the venture from March 2003 onwards. The remaining shares are owned by BenQ.

Philips and BenQ Corporation Taipei, Taiwan, established the company to cooperate in the areas of new optical standards, research, and particularly in the definition of product roadmaps, product development, manufacturing of products, and customer support for optical storage devices for data applications.

108          Philips Annual Report 2004

Arcadyan venture

In July, the Arcadyan Technology Corporation was established between Accton Technology Corporation of Taiwan (52% ownership) and the Company (48% ownership).

Philips and Accton each hold three seats on the board. Both companies are customers and development partners of the venture for wireless connectivity products. Both parents contributed their Wireless businesses to the venture, mainly consisting of intangible assets including intellectual property and to a lesser extent tangible assets including cash, which were recorded by the venture at their carrying values. The carrying value of Philips’ contribution was EUR 6 million. The Company’s investment in the venture is accounted for using the equity method.

TSMC

In November, Philips sold 100 million American Depository Shares, each representing 5 common shares of TSMC. As a result of this transaction, Philips’ shareholding in TSMC was reduced from 21.5 % to 19.1%. Philips will continue to account for its investment using the equity method of accounting because it continues to have significant influence. Please refer to note 5 for a discussion of the result on the sale of the TSMC shares.

2002

In 2002 the Company engaged in a number of transactions, each of which was relatively small. The business combinations relating to entities in which the Company obtained control and which were completed during 2002 are accounted for using the purchase method of accounting and were individually and in the aggregate immaterial with regard to the SFAS No. 141 disclosure requirements.

Sales and income from operations related to the activities divested in 2002, for the period included in the consolidation, amounted to EUR 1,115 million and a loss of EUR 85 million respectively.

The most significant acquisitions and divestments are summarized in the next two tables and described in the section below.

Acquisitions

	cash outflow	net assets	other intangible	goodwill
		acquired	assets
Ishoni Networks	24	5	10	9
Medical glassware business of Richardson Electronics	7	7	–	–
Philips Medical Capital	22	22	–	–
Systemonic	31	7	–	24

Philips Annual Report 2004          109

Financial statements of the Philips Group

Divestments

	cash inflow	net assets	recognized gain
		divested
Fax business	12	9	3
TechnoFusion	60	19	41
SMATV	9	9	–
Heat and Surface Treatment	6	6	–
X-ray Analytical	150	65	85
Philips Broadband Networks	75	26	49
Payer shavers	11	11	–
Communication, Security and Imaging business	156	85	71
Philips Contract Manufacturing Services	170	87	83
Health Care Products Group	85	85	–
Marantz	40	37	3

Ishoni Networks

In February, the Company acquired a 51% majority interest in Ishoni Networks, a company based in Santa Clara, California, United States, at a purchase price of EUR 24 million.

Based upon an independent appraisal, EUR 10 million was assigned to specific intangible assets acquired. Of this amount, EUR 4 million, representing the value of in-process R&D that had not yet reached technological feasibility and had no alternative use, was charged to expense as of the date of acquisition. Additionally, EUR 9 million, representing the excess of cost over the fair value of the net assets acquired, was recorded as goodwill. Ishoni has been consolidated in the Semiconductors segment as from February 2002. In the first quarter of 2003 the entity was dissolved and the net book value of the goodwill and other intangible assets of EUR 13 million was written off.

Medical glassware business of Richardson Electronics

In February, the Company completed the acquisition of 100% of Richardson Electronics’ medical glassware business. Under the terms of the agreement, Philips acquired the net assets and the employees of the business. The medical glassware business has been consolidated in the Medical Systems segment as from March 2002.

Fax business

In March, Philips sold its Fax business to Groupe SAGEM of France. The main activities of this business were located in Vienna.

TechnoFusion

In May, the Company completed the sale of TechnoFusion GmbH, a leading manufacturer of power generation systems for automotive electronics, to International Rectifier for EUR 60 million in cash.

SMATV

In May, the Company sold its business unit Satellite Master Antenna Television to Fracarro France.

110          Philips Annual Report 2004

Heat and Surface Treatment

The Company sold its Heat and Surface Treatment activities to Aalberts Industries of the Netherlands in July.

X-ray Analytical

In September, the Company sold the major part of its X-ray Analytical business to Spectrics plc of Egham, United Kingdom, a precision instrumentation and controls company, for EUR 150 million.

Philips Broadband Networks

In September, C-COR.net of State College, PA, United States, a global provider of broadband communications technology systems and services, acquired Philips Broadband Networks for a cash payment of approximately EUR 75 million.

Philips Medical Capital

Philips Medical Systems and Rabobank Group’s subsidiary De Lage Landen International set up a venture to provide financing throughout the United States for the purchase of the full range of diagnostic imaging equipment produced by Philips Medical Systems. The new venture is called Philips Medical Capital and is based in Wayne, Pennsylvania (United States). De Lage Landen owns a majority stake (60%) in the venture and has operational control. The venture became operative in the fourth quarter of 2002.

The venture has been reviewed with respect to the consequences of FASB Interpretation No. 46(R) ‘Consolidation of Variable Interest Entities’ in the first quarter of 2004. It was concluded that the entity is a variable interest entity, however, it may not be consolidated because the Company is not the primary beneficiary. Accordingly, equity accounting continued to be applied during 2004.

Payer shavers

At the end of October, the Company concluded the sale of Payer Elektroprodukte to Hui Holding Sdn. Bhd. of Malaysia. Payer Elektroprodukte is an Austria-based leading original equipment manufacturer of electric foil shavers and was part of Philips’ DAP division.

Communication, Security and Imaging business

In October, the Company and Robert Bosch GmbH concluded the sale of Philips’ business unit Communication, Security and Imaging.

Philips Contract Manufacturing Services

In November, the Company and Jabil Circuit Inc., a global leader in Electronic Manufacturing Services, agreed on the sale of most of Philips Contract Manufacturing Services. In connection with this transaction, the Company agreed to restructure four manufacturing operations. The transaction resulted in cash inflows in 2002 of EUR 170 million, while in 2003 there were cash outflows of EUR 53 million, related to restructuring costs provided for in 2002. A loss of EUR 13 million, including a provision to restructure the above-mentioned operations, was recorded on this transaction in 2002.

Health Care Products Group

At the end of November, the sale of the Health Care Products Group (HCP) to Platinum Equity Holdings was concluded. HCP, part of Philips Medical Systems, was acquired as part of the Marconi Medical Systems acquisition in 2001.

Philips Annual Report 2004          111

Financial statements of the Philips Group

With a customer base of over 20,000 healthcare providers in the United States, the company had annual revenues in excess of EUR 600 million in 2002.

Systemonic

On December 31, 2002 the Company completed the acquisition of Systemonic, a leading developer of complete silicon system solutions. Systemonic has operations in the USA and Germany. Based on a valuation completed in 2003, goodwill of EUR 28 million has been recognized. In-process R&D that had no alternative future use amounting to EUR 8 million was charged to income in 2002.

Marantz

Marantz is a leading branded manufacturer of premium home theatre and audio/video products in which the Company had a 49% stake. In May 2002, Marantz and DENON, Ltd. merged operations into D&M Holdings, Inc., maintaining the established Marantz and DENON brands. After the merger, Philips’ share in D&M Holdings, Inc. is 14.7% and accordingly is no longer accounted for under the equity method.

(2) Income from operations

For information related to sales and income from operations on a geographical and segmental basis, see note 35.

Salaries and wages

	2002	2003	2004
Salaries and wages	6,862	6,020	5,932
Pension costs	130	442	284
Other social security and similar charges:
- Required by law	995	851	769
- Voluntary	196	138	130

Total	8,183	7,451	7,115

See note 20 to the financial statements for further information on pension costs.

Employees

The average number of employees by category is summarized as follows:

	2002	2003	2004
Production	105,897	92,605	88,408
Research & Development	22,877	21,213	20,406
Other	37,750	33,609	33,152

Permanent employees	166,524	147,427	141,966
Temporary employees	16,871	18,966	23,350

Total	183,395	166,393	165,316

Remuneration of the Board of Management and Supervisory Board

Please refer to note 33.

112          Philips Annual Report 2004

Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2002	2003	2004
Depreciation of property, plant and equipment	1,814	1,552	1,402
Amortization of internal use software	174	164	145
Amortization of goodwill and other intangibles:
- Amortization of other intangible assets	165	151	150
- Impairment of goodwill	19	148	596
Write-off of in-process R&D	12	–	–

	2,184	2,015	2,293

Depreciation of property, plant and equipment includes an additional write-off in connection with the retirement of property, plant and equipment amounting to EUR 29 million in 2004 (2003: EUR 33 million, 2002: EUR 32 million).

Included in depreciation of property, plant and equipment is an amount of EUR 125 million (2003: EUR 254 million, 2002: EUR 214 million) that is reported under restructuring and impairment charges.

Depreciation of property, plant and equipment and amortization of software are primarily included in cost of sales.

Goodwill is no longer amortized but is tested for impairment as Philips applies SFAS No. 142 (as from January 1, 2002).

Goodwill impairments recorded in 2004 amounted to EUR 596 million (2003: EUR 148 million). Of this amount, EUR 590 million related to MedQuist.

Rent

Rent expenses amounted to EUR 407 million in 2004 (2003: EUR 455 million, 2002: EUR 451 million).

Selling expenses

Advertising and sales promotion costs incurred during 2004 totaled EUR 899 million (2003: EUR 878 million, 2002: EUR 952 million) and are included in selling expenses. Moreover, shipping and handling costs of EUR 466 million are also included (2003: EUR 515 million, 2002: EUR 605 million).

General and administrative expenses

General and administrative expenses include the costs related to management and staff departments in the corporate center, product divisions and country/regional organizations, amounting to EUR 1,181 million in 2004 (2003: EUR 1,238 million, 2002: EUR 1,406 million). Additionally, the pension costs and costs of other postretirement benefit plans relating to inactive employees, and as such not attributable to product divisions, amounted to a net cost of EUR 151 million in 2004 (2003: cost of EUR 254 million, 2002: benefit of EUR 2 million).

Philips Annual Report 2004          113

Financial statements of the Philips Group

Research and development expenses

Expenditures for research and development activities amounted to EUR 2,534 million, representing 8.4% of Group sales (2003: EUR 2,617 million, 9.0% of Group sales; 2002: EUR 3,043 million, 9.6% of Group sales).

Restructuring and impairment charges

A net charge of EUR 288 million was recorded for restructuring and fixed asset impairments. Additionally, the Company recorded goodwill impairment charges aggregating to EUR 596 million, which primarily related to MedQuist. The components of restructuring and impairment charges recognized in 2002, 2003 and 2004 are as follows:

	2002	2003	2004
Personnel lay-off costs	245	173	153
Write-down of assets	214	254	125
Other restructuring costs	103	63	37
Release of excess provisions	(78)	(83)	(27)

Net restructuring and impairment charges	484	407	288
Goodwill impairment	19	148	596

Total restructuring and impairment charges	503	555	884

The most significant new projects in 2004 were:

•	In Consumer Electronics, the R&D and production activities related to Creative Display Solutions (front-projection) and the engine activities related to Liquid Crystal on Silicon (LCoS) were stopped. Furthermore, certain restructuring costs were incurred in conjunction with the Business Renewal Program. The charges to the income statement for these restructurings amounted to EUR 140 million and consisted of:

Lay-off costs	EUR 61 million (related to 1,000 people)
Write-down of assets	EUR 50 million
Other costs	EUR 29 million (contract obligations)

Please refer to the table below for a presentation of the December 31 balance and a roll-forward within CE during the fiscal year:

	Dec. 31, 2003	additions	utilized	released	Dec. 31, 2004
Personnel costs	30	61	(69)	–	22
Write-down of assets	–	50	(50)	–	–
Other costs	–	29	(16)	(2)	11

Total	30	140	(135)	(2)	33

•	Within Other Activities, the Company closed the panel activities of LCoS. Furthermore, asset impairment charges for buildings in Vienna and Aachen were recorded. Total charges to the income statement for these and a number of smaller projects amounted to EUR 58 million and consisted of:

Lay-off costs	EUR 11 million (related to 100 people)
Write-down of assets	EUR 42 million
Other costs	EUR 5 million (contract obligations)

114          Philips Annual Report 2004

Please refer to the table below for a presentation of the December 31 balance and a roll-forward within Other Activities during the fiscal year:

	Dec. 31, 2003	additions	utilized	released	Dec. 31, 2004
Personnel costs	22	11	(4)	–	29
Write-down of assets	–	42	(42)	–	–
Other costs	1	5	–	(6)	–

Total	23	58	(46)	(6)	29

•	In Semiconductors, despite the improved market situation, further reduction of excess capacity, overhead and R&D costs in Europe was realized. Costs related to these actions recognized in the 2004 income statement amounted to EUR 41 million and consisted of:

Lay-off costs	EUR 40 million (related to 700 people)
Other costs	EUR 1 million (contract obligations)

Please refer to the table below for a presentation of the December 31 balance and a roll-forward within Semiconductors during the fiscal year:

	Dec. 31, 2003	additions	utilized	released	Dec. 31, 2004
Personnel costs	40	40	(32)	(9)	39
Other costs	4	1	(5)	–	–

Total	44	41	(37)	(9)	39

•	Within Lighting, further rationalization took place in Lamps and Luminaires through the downsizing of capacity and transfer of production. Costs related to these actions and asset impairments in Spain and the Netherlands recognized in the 2004 income statement amounted to EUR 65 million and consisted of:

Lay-off costs	EUR 30 million (related to 300 people)
Write-down of assets	EUR 33 million
Other costs	EUR 2 million (contract obligations)

Please refer to the table below for a presentation of the December 31 balance and a roll-forward within Lighting during the fiscal year:

	Dec. 31, 2003	additions	utilized	released	Dec. 31, 2004
Personnel costs	6	30	(25)	–	11
Write-down of assets	–	33	(33)	–	–
Other costs	3	2	(3)	(2)	–

Total	9	65	(61)	(2)	11

The remaining new restructuring projects in 2004 for the Philips Group amounted to EUR 11 million and covered a number of smaller projects, which were all related to lay-offs.

Philips Annual Report 2004          115

Financial statements of the Philips Group

Please refer to the table below for a presentation of the December 31 balance and a roll-forward within Remaining other projects during the fiscal year:

	Dec. 31, 2003	additions	utilized	released	Dec. 31, 2004
Personnel costs	5	11	(10)	(4)	2
Other costs	4	–	–	(4)	–

Total	9	11	(10)	(8)	2

The balance of restructuring liabilities as of December 31, 2004 amounted to EUR 148 million (2003: EUR 241 million), EUR 114 million is presented in the balance sheet under accrued liabilities (2003: EUR 115 million) and EUR 34 million under provisions (2003: EUR 126 million). The following tables presents the changes in the restructuring liabilities from December 31, 2001 to December 31, 2004:

	balance	additions	utilized	released*	other	balance
	Dec. 31,				changes**	Dec. 31,
	2003					2004
Personnel costs	155	153	(177)	(13)	(5)	113
Write-down of assets	–	125	(125)	–	–	–
Other costs	86	37	(63)	(14)	(11)	35

Total	241	315	(365)	(27)	(16)	148

*	In 2004, releases of surplus provisions amounted to EUR 27 million and were caused by reduced lay-off costs. Natural turnover and the fact that certain people, originally expected to be laid off, were able to find other employment elsewhere within the Company, made it possible for the restructuring provision to be reduced and released.
**	Other changes primarily related to translation differences.

	balance	additions	utilized	released*	other	balance
	Dec. 31,				changes**	Dec. 31,
	2002					2003
Personnel costs	257	173	(226)	(45)	(4)	155
Write-down of assets	15	254	(269)	–	–	–
Other costs	155	63	(86)	(38)	(8)	86

Total	427	490	(581)	(83)	(12)	241

*	In 2003, releases of surplus provisions amounted to EUR 83 million and were mainly caused by reduced severance payments.
**	Other changes primarily related to translation differences.

	balance	additions	utilized	released*	other	balance
	Dec. 31,				changes**	Dec. 31,
	2001					2002
Personnel costs	326	245	(235)	(61)	(18)	257
Write-down of assets	6	214	(194)	(7)	(4)	15
Other costs	110	103	(44)	(10)	(4)	155

Total	442	562	(473)	(78)	(26)	427

*	Releases of surplus restructuring provisions in 2002 totaled EUR 78 million. The releases were primarily related to Lighting, Components, Other Activities, Consumer Electronics and Semiconductors.
**	Other changes primarily related to translation differences.

116          Philips Annual Report 2004

In 2004, asset write-downs are mainly related to Consumer Electronics, Other Activities and Lighting, while in 2003 they are mainly related to Semiconductors.

Inventory write-downs as part of restructuring projects are recorded in the cost of sales and amounted to EUR 33 million in 2004, of which EUR 26 million relates to Consumer Electronics, (2003: nil, 2002: EUR 10 million) and EUR 7 million relates to Other Activities.

The movements in the provisions and liabilities for restructuring costs in 2004 are presented by sector as follows:

	balance	additions	utilized	released	other	balance
	Dec. 31,				changes	Dec. 31,
	2003					2004

Medical Systems	22	3	(14)	(8)	(1)	2
DAP	3	8	(10)	–	–	1
Consumer Electronics	55	140	(157)	(2)	(3)	33
Lighting	10	65	(56)	(2)	(5)	12
Semiconductors	66	41	(58)	(9)	1	41
Other Activities	85	58	(70)	(6)	(8)	59

Total	241	315	(365)	(27)	(16)	148

New projects in 2004 of EUR 315 million are presented by sector as follows:

	personnel	write-	other	total
	costs	down	costs
		of assets

Medical Systems	3	–	–	3
DAP	8	–	–	8
Consumer Electronics	61	50	29	140
Lighting	30	33	2	65
Semiconductors	40	–	1	41
Other Activities	11	42	5	58

Total	153	125	37	315

The movements in the liabilities for restructuring costs in 2003 are presented by sector as follows:

	balance	additions	utilized	released	other	balance
	Dec. 31,				changes	Dec. 31,
	2002					2003

Medical Systems	41	18	(25)	(11)	(1)	22
DAP	6	–	(3)	–	–	3
Consumer Electronics	84	72	(86)	(14)	(1)	55
Lighting	16	29	(33)	(2)	–	10
Semiconductors	76	309	(288)	(27)	(4)	66
Other Activities	203	62	(145)	(29)	(6)	85
Unallocated	1	–	(1)	–	–	–

Total	427	490	(581)	(83)	(12)	241

Philips Annual Report 2004          117

Financial statements of the Philips Group

Additions of EUR 490 million are presented by sector as follows:

	personnel	write-	other	total
	costs	down	costs
		of assets

Medical Systems	14	–	4	18
DAP	–	–	–	–
Consumer Electronics	58	10	4	72
Lighting	20	5	4	29
Semiconductors	50	209	50	309
Other Activities	31	30	1	62

Total	173	254	63	490

The movements in the provision for restructuring costs in 2002 are presented by sector as follows:

	balance	additions	utilized	released	other	balance
	Dec. 31,				changes	Dec. 31,
	2001					2002

Medical Systems	116	28	(93)	(4)	(6)	41
DAP	1	9	(4)	–	–	6
Consumer Electronics	121	88	(110)	(14)	(1)	84
Lighting	16	20	(11)	(7)	(2)	16
Semiconductors	48	178	(133)	(11)	(6)	76
Other Activities	139	239	(122)	(42)	(11)	203
Unallocated	1	–	–	–	–	1

Total	442	562	(473)	(78)	(26)	427

Additions of EUR 562 million are presented by sector as follows:

	personnel	write-	other	total
	costs	down	costs
		of assets

Medical Systems	–	28	–	28
DAP	7	2	–	9
Consumer Electronics	55	27	6	88
Lighting	20	–	–	20
Semiconductors	38	112	28	178
Other Activities	125	45	69	239

Total	245	214	103	562

The projects initiated in 2004 are expected to ultimately reduce total headcount by approximately 2,200 persons.

The releases of surplus in 2004, 2003 and 2002 were primarily attributable to reduced severance due to a transfer of employees who were originally expected to be laid off to other positions in the Company. Additionally, in 2004, the release was partly attributable to tools and equipment sold, which was originally not foreseen in the plan.

118          Philips Annual Report 2004

The remaining prior-year provisions available at December 31, 2004 relate to both personnel and other costs. The Company expects to make cash expenditures of EUR 148 million in the next two years under existing restructuring programs.

Other business income (expense)

Other business income (expense) consists of the following:

	2002	2003	2004
Result on disposal of businesses	504	36	639
Result on disposal of fixed assets	65	88	56
Remaining business income (expense)	(84)	124	18

Total	485	248	713

Significant gains and losses on the disposal of businesses consisted of:

	2002	2003	2004
Initial public offering NAVTEQ			635
Remaining activities of PCMS		15
Speech Processing activities		20
Partial sale of PCMS	83
Communication, Security and Imaging business	71
Philips Broadband Networks	49
X-Ray Analytical	85
Earn-out of JDS Uniphase shares	113
Glass activities Display Components	40
Components activities in Japan	40
Other	23	1	4

Total	504	36	639

The result on disposal of businesses in 2004 primarily consists of a non-taxable gain of EUR 635 million on the initial public offering of NAVTEQ (please refer to note 5).

In 2004, remaining business income (expense) consists of a variety of smaller items, the most significant being a EUR 51 million insurance recovery in respect of property damage from the fire in Semiconductors Caen. Furthermore it includes the payment of EUR 133 million for the settlement of litigation in the US with Volumetrics, net of an insurance benefit.

Remaining business income (expense) in 2003 included the release of a provision of EUR 50 million related to the purchase of shares of NAVTEQ. Moreover, income was positively affected by insurance benefits and releases of provisions in relation to previous divestments. In 2002, remaining business income (expense) was mainly negatively affected by acquisition-related costs in Medical Systems.

Philips Annual Report 2004          119

Financial statements of the Philips Group

(3) Financial income and expenses

	2002	2003	2004
Interest income	36	33	48
Interest expense	(420)	(361)	(306)

Total interest expense, net	(384)	(328)	(258)

Impairment loss on available-for-sale securities	(1,955)	–	–

Income from non-current financial assets	107	148	442
Foreign exchange results	16	(59)	(1)
Miscellaneous financing costs/income, net	(11)	(5)	33

Total other income and expense	112	84	474

Total	(2,227)	(244)	216

Income from non-current financial assets in 2004 included EUR 440 million of tax-exempt gains on the sale of the remaining shares in ASML and Vivendi Universal.

In 2003, it included tax-exempt gains of EUR 146 million on the sale of shares in ASML, JDS Uniphase and Vivendi Universal. In 2002, it included a tax-exempt gain of EUR 67 million on the sale of shares in ASML and EUR 33 million dividend received from Vivendi Universal. Please refer to note 29 for a discussion of the cash proceeds generated from the sale of these securities.

Foreign exchange results in 2003 were mainly attributable to a currency loss caused by a deficiency in an automated currency conversion system.

Impairment loss on available-for-sale securities in 2002 reflected a EUR 1,955 million write-down of security investments in Vivendi Universal, GN Great Nordic and JDS Uniphase in view of the extended period of time over which the market value of the securities was below book value.

Miscellaneous financing costs in 2004 included income of EUR 46 million, representing interest recognized as a result of a favorable resolution of the US fiscal audits for the years 1987–1992.

(4) Income taxes

The tax expense on income before tax amounted to EUR 358 million in 2004 (2003: tax benefit EUR 15 million, 2002: tax expense EUR 27 million).

120          Philips Annual Report 2004

The components of income before taxes are as follows:

	2002	2003	2004
Netherlands	(1,434)	97	1,001
Foreign	(373)	147	822

Income (loss) before taxes	(1,807)	244	1,823

The components of income tax expense are as follows:
Netherlands:
Current taxes	14	10	(46)
Deferred taxes	48	(238)	(150)

	62	(228)	(196)
Foreign:
Current taxes	(244)	(248)	(254)
Deferred taxes	155	491	92

	(89)	243	(162)

Income tax (expense) benefit	(27)	15	(358)

Philips’ operations are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 12.5% to 42%, which causes a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 34.5%. A reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective income tax rate is as follows:

	2002	2003	2004
Weighted average statutory income tax rate	34.1	35.3	33.8
Tax effect of:
Changes in the valuation allowance:
- utilization of previously reserved loss carryforwards	3.1	(54.4)	(1.0)
- new loss carryforwards not expected to be realized	(8.0)	37.7	2.5
- releases and other changes	(3.2)	(40.6)	(3.5)
Non-tax-deductible impairment charges	(37.3)	19.6	11.2
Non-taxable income	14.1	(40.5)	(25.2)
Non-tax-deductible expenses	(2.8)	43.6	2.1
Withholding and other taxes	(1.2)	3.4	0.9
Tax incentives and other	(0.3)	(10.3)	(1.2)

Effective tax rate	(1.5)	(6.2)	19.6

The tax effects of transactions recorded as other comprehensive income within stockholders’ equity are recognized on a net-of-tax basis. The amounts recorded in 2004 include a tax benefit of EUR 62 million (2003: EUR 27 million) related to the minimum pension liability. Additionally, a tax benefit relating to the deferred results on hedge transactions of EUR 0.2 million was recorded (2003: charge of EUR 10 million, 2002: charge of EUR 9 million).

Other items affecting other comprehensive income do not have tax consequences. In the reconciliation of the weighted average statutory income tax rate as a percentage of total income before taxes and the effective tax rate, non-taxable gains on the IPO of NAVTEQ and the sale of shares in Vivendi Universal and ASML are included in the line non-taxable income; the non-tax-deductible impairment charge relating to MedQuist is included in the line non-tax-deductible impairment charges.

Philips Annual Report 2004          121

Financial statements of the Philips Group

Deferred tax assets and liabilities

Deferred tax assets and liabilities relate to the following balance sheet captions:

	2003		2004
	assets	liabilities	assets	liabilities
Intangible assets	170	(190)	130	(210)
Property, plant and equipment	210	(110)	130	(100)
Inventories	130	(30)	140	(30)
Receivables	270	(20)	260	(30)
Other assets	200	(390)	210	(450)
Provisions:
- Pensions	80	(10)	220	(10)
- Restructuring	50	–	30	–
- Guarantees	50	–	20	–
- Termination benefits	40	–	80	–
- Other postretirement benefits	80	–	90	–
- Other	460	(10)	370	(10)
Other liabilities	180	(88)	120	(49)

Total deferred tax assets/liabilities	1,920	(848)	1,800	(889)

Net deferred tax position	1,072		911

Tax loss carryforwards (including tax credit carryforwards)	1,610		1,553

Valuation allowances	(1,065)		(895)

Net deferred tax assets	1,617		1,569

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2004.

The valuation allowance for deferred tax assets as of December 31, 2004 and 2003 was EUR 895 million and EUR 1,065 million respectively. The net change in the total valuation allowance for the years ended December 31, 2004, 2003 and 2002 were decreases of EUR 170 million, EUR 184 million and EUR 9 million respectively.

122          Philips Annual Report 2004

The EUR 170 million decrease in the valuation allowance for deferred tax assets is mainly related to significant improvements in the business outlook for Italy which prompted a change in our view of the ability to realize related tax assets, evaluation of the potential future realization of the claims per individual entity in Belgium, and the deconsolidation of NAVTEQ. The deconsolidation of NAVTEQ had no impact on net income. For Hong Kong it was necessary to increase the valuation allowance for deferred tax assets in view of additional losses.

The portion of the valuation allowance relating to deferred tax assets, for which subsequently recognized tax benefits will be allocated to reduce goodwill or other intangible assets of an acquired entity or directly to contributed capital, amounts to EUR 38 million (2003: EUR 53 million).

At December 31, 2004, operating loss carryforwards expire as follows:

Total	2005	2006	2007	2008	2009	2010/2014	later	unlimited
4,500	30	260	160	100	100	150	370	3,330

The Company also has tax credit carryforwards of EUR 280 million, which are available to offset future tax, if any, and which expire as follows:

Total	2005	2006	2007	2008	2009	2010/2014	later	unlimited
280	5	1	1	9	1	228	21	14

Classification of the deferred tax assets and liabilities takes place at a fiscal entity level as follows:

	2003	2004
Deferred tax assets grouped under other current assets	357	334
Deferred tax assets grouped under other non-current assets	1,417	1,463
Deferred tax liabilities grouped under provisions	(157)	(228)

	1,617	1,569

Classification of the income tax payable and receivable is as follows:

	2003	2004
Income tax receivable grouped under current receivables	138	46
Income tax receivable grouped under non-current receivables	19	23
Income tax payable grouped under current liabilities	(235)	(277)
Income tax payable grouped under non-current liabilities	(78)	(74)

The amount of the unrecognized deferred income tax liability for temporary differences of EUR 141 million (2003: EUR 152 million), relates to unremitted earnings in foreign Group companies, which are considered to be permanently re-invested. Under current Dutch tax law, no additional taxes are payable. However, in certain jurisdictions, withholding taxes would be payable.

Philips Annual Report 2004          123

Financial statements of the Philips Group

(5) Investments in unconsolidated companies

Results relating to unconsolidated companies

	2002	2003	2004
Company’s participation in income and loss	(10)	169	983
Results on sales of shares	5	715	193
Gains and losses arising from dilution effects	(12)	53	254
Investment impairment charges	(1,305)	(431)	(8)
Amortization of goodwill	(24)	–	–

Total	(1,346)	506	1,422

Detailed information of the aforementioned individual line items is set out below.

Company’s participation in income and loss

	2002	2003	2004
LG.Philips LCD	169	382	575
LG.Philips Displays	(283)	(385)	(69)
SSMC	(54)	(7)	–
Others	158	179	477

Total	(10)	169	983

2004

LG.Philips Displays’ loss included impairment charges of EUR 84 million, which were recorded in conjunction with the write-down of its assets in Dreux (France), Ann Arbor (USA) and Barcelona (Spain).

InterTrust Technologies Corp. contributed a net gain of EUR 100 million related to its license agreement with Microsoft Corp. Various other unconsolidated companies (primarily TSMC and Atos Origin) contributed a net profit of EUR 377 million. As of August 2004, NAVTEQ is recorded under investments in unconsolidated companies (please refer to note 2).

2003

LG.Philips Displays’ loss was primarily attributable to impairment charges recorded in conjunction with a write-down of its assets. Various other unconsolidated companies (primarily TSMC and Atos Origin) contributed a net profit of EUR 172 million.

2002

The loss of LG.Philips Displays was attributable to an impairment charge recorded by them in conjunction with a structural reduction of fixed costs. Various other unconsolidated companies (primarily TSMC, SSMC and Atos Origin) contributed a net profit of EUR 104 million.

124          Philips Annual Report 2004

Results on sales of shares

	2002	2003	2004
Atos Origin	–	–	151
TSMC	–	695	–
Others	5	20	42

Total	5	715	193

2004

On December 10, 2004 Philips sold a total of 11 million shares in Atos Origin for an amount of EUR 552 million, resulting in a non-taxable gain of EUR 151 million. As a result, Philips’ holding in Atos Origin decreased to 15.4%.

The remaining investment is no longer valued according to the equity method, and has been reclassified to other non-current financial assets (please refer to note 12).

2003

Results on the sale of shares included a gain of EUR 695 million resulting from the sale of 100 million American Depository Shares, each representing 5 common shares of TSMC. Following the aforementioned sale of TSMC shares, Philips’ shareholding in TSMC was reduced to 19.1% at December 31, 2003. The Company continues to apply equity accounting for TSMC as the exercise of significant influence continues to be demonstrated by representation on the board of directors and by participation in the policy-making processes of TSMC. Also, numerous business and contractual relationships and arrangements that are maintained for the sake of profit, demonstrate ownership of a residual interest in the equity of TSMC.

Gains and losses arising from dilution effects

	2002	2003	2004
LG.Philips LCD	–	–	108
Atos Origin	–	68	156
TSMC	(12)	(15)	(10)

Total	(12)	53	254

2004

The results relating to unconsolidated companies for 2004 were affected by several dilution gains and losses. The IPO of LG.Philips LCD resulted in a dilution of Philips’ shareholding from 50% to 44.6%. The Company’s participation in Atos Origin was impacted by a dilution gain resulting from the acquisition of Schlumberger Sema by Atos Origin, which diluted the Company’s shareholding from 44.7% to 31.9%.

As in 2003, the Company’s shareholding in TSMC was diluted as a result of shares issued to employees, in 2004 by 0.2%. Also in 2004, the TSMC Board of Management decided to withdraw some share capital, increasing Philips’ shareholding by 0.1%.

2003

On August 16, 2002, Atos Origin purchased all of the common stock of KPMG Consulting in the UK and the Netherlands. The consideration for the acquisition consisted of the issue of 3,657,000 bonds redeemable in shares (ORA bonds) with stock subscription warrants attached at a price of EUR 64.20 each, representing a total amount of EUR 235 million, and a cash payment of EUR 417 million.

Philips Annual Report 2004          125

Financial statements of the Philips Group

The bonds and warrant bonds were redeemed in shares on August 16, 2003. As a consequence, Philips’ shareholding was diluted from 48.4% to 44.7%.

According to TSMC’s Articles of Incorporation, yearly bonuses to employees have been granted partially in shares. Generally, stock dividends will also be paid. During the third quarter of 2003, new shares were issued in grants to employees and as a stock dividend. Since Philips only participates in the stock dividend distribution, its shareholding in TSMC was diluted as a result of shares issued to employees.

2002

In 2002, the dilution effect of Philips’ shareholding in TSMC reduced Philips’ interest by 0.12%.

Investment impairment charges

	2002	2003	2004
LG.Philips Displays	(275)	(411)	–
Atos Origin	(921)	–	–
Others	(109)	(20)	(8)

Total	(1,305)	(431)	(8)

2004

Investment impairment charges in 2004 relate to a few smaller investments.

2003

In 2003, LG.Philips Displays (LPD) was impacted by worsening market conditions and increased price erosion, mainly caused by the rapid penetration of Liquid Crystal Display panels for application in TV and monitors. For LPD, the revised market outlook resulted in a non-cash asset impairment charge of USD 771 million and in restructuring charges of approximately USD 171 million in 2003.

2002

The Company recognized impairment charges of EUR 1,305 million in 2002. These charges related to the investment in LPD (EUR 275 million), a write-down of the investment in Atos Origin (EUR 921 million) to its lower market value, and write-downs of several smaller investments (EUR 109 million).

Amortization of goodwill

	2002	2003	2004
Atos Origin	(24)	–	–

Total	(24)	–	–

2002

The amortization of goodwill in 2002 related to the fourth quarter of 2001 of Atos Origin, as the latter’s results were reported on a three-month delay basis.

126          Philips Annual Report 2004

Investments in, and loans to, unconsolidated companies

The changes during 2004 are as follows:

	total	investments	loans
Balance of equity method investments as of January 1, 2004	4,762	4,703	59
Changes:
Reclassification to other non-current financial assets	(364)	(364)	–
Transfer to/from consolidated companies	(33)	(33)	–
Acquisitions/additions	388	387	1
Sales/repayments	(411)	(404)	(7)
Share in income/value adjustments	1,287	1,287	–
Dividends received	(59)	(59)	–
Translation and exchange rate differences	20	24	(4)

Balance of equity method investments as of December 31, 2004	5,590	5,541	49
Cost method investments	80	80	–

Balance as of December 31, 2004	5,670	5,621	49

Included in investments is EUR 980 million (2003: EUR 967 million), representing the excess of the Company’s investment over its underlying equity in the net assets of the unconsolidated companies. The principal amounts are EUR 857 million (2003: EUR 906 million) for LG.Philips LCD, EUR 35 million (2003: EUR 38 million) for LG.Philips Displays, and EUR 68 million for NAVTEQ.

Acquisitions primarily relate to the equity contribution to LPD (EUR 202 million) and the investment in Crolles2 (EUR 105 million).

As a consequence of impairment charges at LPD in previous years, the equity of the company became negative, and LPD commenced negotiations with its financiers about a refinancing package, as it had breached some covenants in its financing agreements. In 2004, a refinancing package was concluded with the financiers of LPD for restructuring of its debt, resulting in extended maturities and reduced interest rates. The parent companies LG Electronics and the Company each agreed to provide an equity contribution of USD 250 million and a guarantee of USD 50 million as security for principal, interest and fees payable by LPD. At the same time, the USD 200 million guarantees from each shareholder lapsed.

In August, our subsidiary NAVTEQ sold shares in an IPO, as discussed in note 1. Following this IPO, Philips’ interest in NAVTEQ decreased to 34.8%, and the equity method has been applied. The occurrence of an IPO was a triggering condition for a subsequent exercise of a put-and-call option between Philips and NavPart I B.V., a consortium that holds a stake in NAVTEQ.

Subsequently, Philips exercised its call option, representing approximately 2.9% of NAVTEQ’s shares. The exercise of the call has been preliminarily recognized in the caption Investments in unconsolidated companies, while the offsetting liability is recognized in the caption Other current liabilities.

Sales mainly consist of the sale of Atos Origin shares, amounting to a book value of EUR 391 million.

Philips Annual Report 2004          127

Financial statements of the Philips Group

The total carrying value of investments in, and loans to, unconsolidated companies is summarized as follows:

	2003		2004
	shareholding %	amount	shareholding %	amount
LG.Philips Displays	50	27	50	155
LG.Philips LCD	50	1,879	45	2,714
Taiwan Semiconductor Manufacturing Co.	19	1,595	19	1,864
Atos Origin	45	560	–	–
NAVTEQ	–	–	35	132
Other equity method investments		701		725

		4,762		5,590
Total cost method investments		79		80

Total		4,841		5,670

The fair value of Philips’ shareholdings in the publicly listed companies TSMC, LG.Philips LCD and NAVTEQ, based on quoted market prices at December 31, 2004, is EUR 5,126 million, EUR 3,992 million and EUR 1,040 million respectively.

Summarized financial information for the Company’s equity investments in unconsolidated companies on a combined basis is presented below:

		January-December
	2002	2003	2004
Net sales	16,742	17,439	17,349
Income before taxes	667	1,176	3,212
Income taxes	(274)	(118)	(122)

Income after taxes	393	1,058	3,090
Net income	140	1,034	3,132
Total share in net income of unconsolidated companies recognized in the consolidated statements of income	(10)	169	983

	December 31,
	2003	2004
Current assets	8,523	8,766
Non-current assets	14,378	15,826

	22,901	24,592
Current liabilities	(6,874)	(5,455)
Non-current liabilities	(3,389)	(3,481)

Net asset value	12,638	15,656
Investments in and loans to unconsolidated companies included in the consolidated balance sheet	4,762	5,590

128          Philips Annual Report 2004

(6) Minority interests

The share of minority interests in the income of Group companies in 2004 amounted to EUR 51 million, compared with their share in the 2003 income of EUR 56 million and their share in the 2002 income of EUR 26 million.

The Singapore-based venture SSMC, in which Philips has a 48% shareholding, was consolidated as of January 1, 2004. As a result, third-party share in SSMC’s income is included in minority interests.

Minority interests in consolidated companies, totaling EUR 283 million (2003: EUR 175 million), are based on the third-party shareholding in the underlying net assets.

(7) Cumulative effect of a change in accounting principles, net of tax

In 2004, there were no changes in accounting principles.

In 2003, the Company adopted SFAS No. 143 ‘Accounting for Asset Retirement Obligations’. The cumulative effect of this change in accounting principle related to prior years was a one-time, non-cash charge to income of EUR 14 million (net of taxes).

Philips Annual Report 2004          129

Financial statements of the Philips Group

(8) Earnings per share

The earnings per share data have been calculated in accordance with SFAS No. 128, ‘Earnings per Share’, as per the following schedule:

		2002		2003		2004
Weighted average number of shares		1,274,950,373		1,277,174,117		1,280,251,485
Basic EPS computation
Income (loss) before the cumulative effect of a change in accounting principle available to holders of common shares		(3,206)		709		2,836
Cumulative effect of change in accounting principles		–		(14)		–

Net income (loss) available to holders of common shares		(3,206)		695		2,836
Diluted EPS computation
Income (loss) before cumulative effect of change in accounting principle available to holders of common shares		(3,206)		709		2,836
Plus interest on assumed conversion of convertible debentures, net of taxes		–		–		–

Income available to holders of common shares		(3,206)		709		2,836
Cumulative effect of change in accounting principle		–		(14)		–

Net income (loss) available to holders of common shares
plus effect of assumed conversions		(3,206)		695		2,836

Weighted average number of shares		1,274,950,373		1,277,174,117		1,280,251,485
Plus shares applicable to:
Options	2,628,259		2,922,314		2,968,386
Convertible debentures	1,423,643		1,130,617		496,257

Dilutive potential common shares		4,051,902		4,052,931		3,464,643

Adjusted weighted average number of shares		1,279,002,275		1,281,227,048		1,283,716,128
Earnings per share:
- Basic earnings		(2.51)		0.54		2.22
- Diluted earnings *		(2.51)		0.54		2.21

*	The dilution effects on EPS are only taken into consideration if this does not result in an improvement in income per share or in a reduction in loss per share, as is the case in 2002.

(9) Receivables

Trade accounts receivable include instalment accounts receivable of EUR 45 million (2003: EUR 6 million).

Income taxes receivable (current portion) totaling EUR 46 million (2003: EUR 138 million) are included under other receivables.

130          Philips Annual Report 2004

The changes in the allowance for doubtful accounts are as follows:

	2002	2003	2004
Balance as of January 1	281	225	184
Additions charged to income	72	58	52
Deductions from allowance *	(89)	(27)	(4)
Other movements **	(39)	(72)	(16)

Balance as of December 31	225	184	216

*	Write-offs for which an allowance was previously provided
**	Including the effect of translation differences and consolidation changes

(10) Inventories

Inventories are summarized as follows:

	2003	2004
Raw materials and supplies	962	1,078
Work in process	582	576
Finished goods	1,762	1,700
Advance payments on work in process	(102)	(124)

Total	3,204	3,230

The amounts recorded above are net of reserves for obsolescence. The changes in the reserves for obsolescence of inventories are as follows:

	2002	2003	2004
Balance as of January 1	909	701	612
Additions charged to income	229	303	256
Deductions from reserve	(363)	(309)	(255)
Other movements *	(74)	(83)	(35)

Balance as of December 31	701	612	578

*	Including the effect of translation differences and consolidation changes

(11) Other current assets

Other current assets primarily consist of a current deferred tax asset of EUR 334 million (2003: EUR 357 million), derivative instruments — assets of EUR 523 million (2003: EUR 411 million) and prepaid expenses.

The Company has no trading securities.

Philips Annual Report 2004          131

Financial statements of the Philips Group

(12) Other non-current financial assets

The changes during 2004 are as follows:

	total	available-for-	loans	restricted	other
		sale securities		liquid
				assets
Balance as of January 1, 2004	1,213	982	31	140	60
Changes:
Reclassification from unconsolidated companies	364	364	–	–	–
Acquisitions/additions	8	–	3	1	4
Sales/redemptions/reductions	(903)	(883)	(9)	(7)	(4)
Adjustments to fair market value	199	199	–	–	–
Value adjustments	–	–	(1)	–	1
Translation and exchange differences	(5)	–	(2)	–	(3)

Balance as of December 31, 2004	876	662	22	134	58

Available-for-sale securities at December 31:

	2003		2004
	number	fair value	number	fair value
	of shares		of shares
Atos Origin	–	–	10,321,043	516
Vivendi Universal	32,265,561	622	–	–
ASML	13,440,000	211	–	–
JDS Uniphase	39,318,996	114	39,318,996	92
GN Great Nordic	6,830,687	35	6,830,687	54

Total		982		662

A summary of unrealized gains and losses on available-for-sale securities at December 31 is as follows:

	2003	2004
Total cost	554	476
Net unrealized gains	428	187
Net unrealized losses	–	(1)

Total fair value	982	662

In 2004, Philips sold all its remaining shares in ASML (13,440,000 shares) and Vivendi Universal (32,265,561 shares) for an amount of EUR 163 million and EUR 720 million respectively. The sale of the ASML shares resulted in a gain of EUR 140 million, whereas the sale of the Vivendi Universal shares resulted in a gain of EUR 300 million.

132          Philips Annual Report 2004

After the sale of shares in Atos Origin, Philips’ shareholding was reduced to 15.4%. As a result of this transaction and due to the fact that the remaining portion is considered to be available for sale, the equity value of Atos Origin (EUR 364 million) is reclassified from unconsolidated companies to other non-current financial assets (please refer to note 5).

During 2003, 13,810,000 ASML shares were sold at a gain of EUR 114 million. Additionally, 6,000,000 shares of Vivendi Universal were sold at a gain of EUR 19 million. Furthermore, the Company sold 10,397,000 shares in JDS Uniphase at a gain of EUR 13 million. The gains on the sale of these shares have been recorded under financial income and expenses (please refer to note 3).

(13) Non-current receivables

Non-current receivables include receivables with a remaining term of more than one year, and the non-current portion of income taxes receivable amounting to EUR 23 million (2003: EUR 19 million).

(14) Other non-current assets

Other non-current assets in 2004 are primarily comprised of prepaid pension costs of EUR 1,329 million (2003: EUR 1,152 million) and deferred tax assets of EUR 1,463 million (2003: EUR 1,417 million).

Philips Annual Report 2004          133

Financial statements of the Philips Group

(15) Property, plant and equipment

	total	land	machinery	lease assets	other	prepayments	no longer
		and	and		equipment	and	productively
		buildings	installations			construction	employed
						in progress
Balance as of January 1, 2004:
Cost	14,153	3,061	8,303	139	2,089	531	30
Accumulated depreciation	(9,274)	(1,521)	(6,008)	(103)	(1,618)	–	(24)

Book value	4,879	1,540	2,295	36	471	531	6

Changes in book value:
Capital expenditures	1,286	259	740	10	231	43	3
Retirements and sales	(167)	(48)	(81)	(2)	(19)	(15)	(2)
Depreciation	(1,337)	(149)	(914)	(11)	(263)	–	–
Write-downs and impairments	(36)	(22)	(7)	–	(6)	–	(1)
Translation differences	(158)	(48)	(84)	(1)	(9)	(15)	(1)
Changes in consolidation	530	152	346	–	(7)	39	–

Total changes	118	144	–	(4)	(73)	52	(1)

Balance as of December 31, 2004:
Cost	14,609	3,258	8,597	124	2,012	583	35
Accumulated depreciation	(9,612)	(1,574)	(6,302)	(92)	(1,614)	–	(30)

Book value	4,997	1,684	2,295	32	398	583	5

Land (with a book value of EUR 172 million) is not depreciated.

The expected service lives as of December 31, 2004 were as follows:

Buildings	from 14 to 50 years
Machinery and installations	from 5 to 10 years
Lease assets	from 3 to 10 years
Other equipment	from 3 to 5 years

Property, plant and equipment includes EUR 83 million (2003: EUR 31 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt. Capital expenditures include capitalized interest related to the construction in progress amounting to EUR 10 million (2003: EUR 10 million).

Changes in consolidation include an amount of EUR 494 million for the consolidation of SSMC from 2004 onwards.

134          Philips Annual Report 2004

(16) Intangible assets excluding goodwill

The changes during 2004 were as follows:

	total	other	intangible	software
		intangible	pension
		assets	asset
Balance as of January 1, 2004:
Cost	2,189	1,340	135	714
Accumulated amortization	(918)	(469)	–	(449)

Book value	1,271	871	135	265

Changes in book value:
Acquisitions/additions	108	5	–	103
Amortization/deductions	(321)	(150)	(26)	(145)
Translation differences	(58)	(53)	(2)	(3)
Changes in consolidation	(11)	10	–	(21)

Total changes	(282)	(188)	(28)	(66)

Balance as of December 31, 2004:
Cost	2,108	1,256	107	745
Accumulated amortization	(1,119)	(573)	–	(546)

Book value	989	683	107	199

Other intangible assets consist of:

	gross	accumulated	net
		amortization
Marketing-related	40	(37)	3
Customer-related	454	(109)	345
Contract-based	11	(6)	5
Technology-based	622	(347)	275
Patents and trademarks	129	(74)	55

Total	1,256	(573)	683

The estimated amortization expense for these other intangible assets for each of the five succeeding years are:

2005	121
2006	91
2007	76
2008	76
2009	76

The expected weighted average life of other intangibles as of December 31, 2004 is 5 years.

The unamortized costs of computer software to be sold, leased or otherwise marketed amounted to EUR 25 million at the end of 2004 (2003: EUR 12 million). The amounts charged to the income statement for amortization or impairment of these capitalized computer software costs amounted to EUR 6 million (2003: EUR 2 million).

Philips Annual Report 2004          135

Financial statements of the Philips Group

(17) Goodwill

The changes during 2004 were as follows:

	2003		2004
Book value as of January 1		3,192		2,494

Changes in book value:
Acquisitions		44		46
Impairment losses		(148)		(596)
Translation differences		(594)		(126)

Book value as of December 31	2,494		1,818

In 2004, Philips recognized impairment charges of EUR 590 million for its subsidiary in the US, MedQuist (please refer to note 2).

Please refer to note 35 for a specification of goodwill by product sector.

Acquisitions represent the goodwill paid on the acquisitions of Philips-Neusoft Medical Systems Co., Ltd. in China and Gemini Industries, Inc. in the USA.

136          Philips Annual Report 2004

(18) Accrued liabilities

Accrued liabilities are summarized as follows:

	2003	2004
Personnel-related costs:
Salaries and wages	545	554
Accrued holiday entitlements	216	212
Other personnel-related costs	127	154
Fixed-assets-related costs
(Gas, water, electricity, rent and other)	111	109
Taxes:
Income tax payable	235	277
Other taxes payable	–	9
Communication & IT costs	84	66
Distribution costs	100	85
Sales-related costs:
Commissions payable	52	29
Advertising and marketing-related costs	123	122
Other sales-related costs	371	309
Material-related costs	113	190
Interest-related accruals	168	135
Deferred income	250	486
Derivative instruments – liabilities	156	149
Liabilities for restructuring costs (see note 2)	115	114
Other accrued liabilities	399	307

Total	3,165	3,307

(19) Provisions

Provisions are summarized as follows:

	2003		2004
	long-term	short-term	long-term	short-term
Pensions for defined-benefit plans (see note 20)	755	63	893	86
Other postretirement benefits (see note 21)	394	45	435	29
Deferred tax liabilities (see note 4)	65	92	174	54
Restructuring (see note 2)	12	114	18	16
Product warranty	47	340	25	339
Postemployment benefits and obligatory severance payments	226	81	133	50
Loss contingencies (environmental remediation and product liability)	187	97	233	60
Other provisions	290	117	206	147

Total	1,976	949	2,117	781

Philips Annual Report 2004          137

Financial statements of the Philips Group

The changes in total provisions excluding deferred tax liabilities are as follows:

	2002	2003	2004
Balance as of January 1	3,253	3,162	2,768
Changes:
Additions	1,550	867	893
Utilizations	(1,185)	(914)	(832)
Releases	(223)	(179)	(91)
Translation differences	(199)	(165)	(61)
Changes in consolidation	(34)	(3)	(7)

Balance as of December 31	3,162	2,768	2,670

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2002	2003	2004
Balance as of January 1	442	377	387
Changes:
Additions	382	404	427
Utilizations	(361)	(351)	(426)
Releases	(33)	(16)	(10)
Translation differences	(36)	(27)	(8)
Changes in consolidation	(17)	–	(6)

Balance as of December 31	377	387	364

Loss contingencies (environmental remediation and product liability)

This provision includes accrued losses recorded with respect to environmental remediation and product liability (including asbestos) obligations which are probable and reasonably estimatable. Please refer to note 26.

The changes in this provision are as follows:

	2002	2003	2004
Balance as of January 1	243	263	284
Changes:
Additions	72	101	82
Utilizations	(16)	(38)	(52)
Releases	–	(2)	(2)
Translation differences	(36)	(40)	(19)

Balance as of December 31	263	284	293

Postemployment benefits

The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

138          Philips Annual Report 2004

Obligatory severance payments

The provision for obligatory severance payments covers the Company’s commitment to pay employees a lump sum upon reaching retirement age, or upon the employee’s dismissal or resignation. In the event that a former employee has passed away, the Company may have a commitment to pay a lump sum to the deceased employee’s relatives.

Other provisions

Other provisions include provisions for employee jubilee funds totaling EUR 102 million (2003: EUR 97 million) and expected losses on existing projects/orders totaling EUR 46 million (2003: EUR 42 million).

(20) Pensions

Employee pension plans have been established in many countries in accordance with the legal requirements, customs and the local situation in the countries involved. The majority of employees in Europe and North America are covered by defined-benefit plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The measurement date for all defined-benefit plans is December 31.

Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants. These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs.

The Company funds certain defined-benefit pension plans as claims are incurred. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for both funded and unfunded defined-benefit pension plans with accumulated benefit obligations in excess of plan assets are included in the table below:

	2003	2004
Projected benefit obligation	5,658	6,047
Accumulated benefit obligation	5,375	5,776
Fair value of plan assets	4,187	4,380

Financial effect of changes to the Dutch pension plan

On January 30, 2004, Philips reached an agreement in principle with trade unions in the Netherlands with respect to proposed changes to the Dutch pension plan. On March 31, 2004, a final confirmation by the trade unions was obtained. The agreement was also confirmed by the Trustees of the Philips Pension Fund.

The agreed change from a final-pay to an average-pay pension system in the Netherlands, which incorporates a limitation of the indexation, resulted in a reduction of the Company’s projected benefit obligation by EUR 766 million effective the end of March 2004. In addition, the transfer of existing pension obligations into a pre-pension fund led to a further EUR 468 million reduction of projected benefit obligations, with a corresponding EUR 480 million reduction of pension plan assets. Due to this transfer, a settlement charge of EUR 34 million was recognized in the first quarter of 2004.

Philips Annual Report 2004          139

Financial statements of the Philips Group

The table below provides a summary of the changes in the pension benefit obligations and defined pension plan assets for 2004 and 2003 and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets:

	2003			2004
	Netherlands	Other	Total	Netherlands	Other	Total
Projected benefit obligation
Projected benefit obligation at beginning of year	12,468	6,769	19,237	12,357	6,567	18,924
Service cost	229	116	345	175	128	303
Interest cost	683	384	1,067	598	386	984
Employee contributions	19	10	29	18	11	29
Actuarial (gains) and losses	(304)	392	88	1,226	412	1,638
Plan amendments	–	(10)	(10)	(766)	–	(766)
Settlements	–	(64)	(64)	(468)	(14)	(482)
Changes in consolidation	–	11	11	–	152	152
Benefits paid	(728)	(400)	(1,128)	(638)	(440)	(1,078)
Exchange rate differences	–	(641)	(641)	–	(197)	(197)
Miscellaneous	(10)	–	(10)	(2)	5	3

Projected benefit obligation at end of year	12,357	6,567	18,924	12,500	7,010	19,510

Plan assets
Fair value of plan assets at beginning of year	12,064	5,338	17,402	12,495	5,254	17,749
Actual return on plan assets	1,128	773	1,901	1,474	617	2,091
Employee contributions	19	10	29	18	11	29
Employer contributions	–	58	58	252	119	371
Settlements	–	(64)	(64)	(480)	(14)	(494)
Changes in consolidation	–	12	12	–	44	44
Benefits paid	(716)	(343)	(1,059)	(630)	(368)	(998)
Exchange rate differences	–	(540)	(540)	–	(167)	(167)
Miscellaneous	–	10	10	–	3	3

Fair value of plan assets at end of year	12,495	5,254	17,749	13,129	5,499	18,628
Funded status	138	(1,313)	(1,175)	629	(1,511)	(882)
Unrecognized net transition obligation	–	8	8	–	3	3
Unrecognized prior service cost	–	138	138	(723)	108	(615)
Unrecognized net loss	639	1,015	1,654	1,050	1,113	2,163

Net balances	777	(152)	625	956	(287)	669
Classification of the net balances is as follows:
- Prepaid pension costs under other non-current assets	848	304	1,152	1,031	298	1,329
- Accrued pension costs under other non-current liabilities	–	(389)	(389)	–	(451)	(451)
- Provisions for pensions under provisions	(71)	(747)	(818)	(75)	(904)	(979)
- Intangible assets	–	135	135	–	107	107
- Deferred income tax assets	–	183	183	–	234	234
- Accumulated other comprehensive income	–	362	362	–	429	429

Total	777	(152)	625	956	(287)	669

140          Philips Annual Report 2004

	2002	2003	2004
Increase in minimum liability, included in other comprehensive income – (before income taxes)	514	13	118

The weighted average assumptions used to calculate the projected benefit obligations as of December 31 were as follows:

	2003		2004
	Netherlands	Other	Netherlands	Other
Discount rate	5.3%	5.8%	4.5%	5.4%
Rate of compensation increase	2.0%	3.6%	*	3.5%

The weighted-average assumptions used to calculate the net periodic pension cost for years ended December 31:

	2003		2004
	Netherlands	Other	Netherlands	Other
Discount rate	5.5%	6.2%	5.3%	5.8%
Expected returns on plan assets	6.0%	6.7%	6.0%	6.5%
Rate of compensation increase	2.5%	3.6%	*	3.6%

*	The rate of compensation increase for the Netherlands consists of a general compensation increase and an individual salary increase based on merit, seniority and promotion. The average individual salary increase for all active participants for the remaining working lifetime is 0.9% annually and did not change in 2004. The rate of general compensation increase for the Netherlands has changed in 2004 because of the change from a final-pay to an average-pay pension system which incorporates a limitation of the indexation. Until 2008 the rate of compensation increase to calculate the projected benefit obligation is 2%. From 2008 onwards a rate of compensation increase of 1% is included.

The components of net periodic pension costs were as follows:

	2002		2003		2004
	Netherlands	Other	Netherlands	Other	Netherlands	Other
Service cost	234	153	229	116	175	128
Interest cost on the projected benefit obligation	728	430	683	384	598	386
Expected return on plan assets	(836)	(505)	(700)	(377)	(726)	(370)
Net amortization of unrecognized net transition assets/liabilities	(67)	–	(55)	–	–	5
Net actuarial (gain) loss recognized	(141)	8	49	11	(1)	19
Amortization of prior service cost	–	32	–	27	(43)	26
Settlement loss	–	4	–	24	34	3
Curtailment loss	–	1	–	3	–	–
Other	–	–	(8)	8	(12)	7

Net periodic cost	(82)	123	198	196	25	204

Unrecognized actuarial gains and losses in the Netherlands are recognized by a straight-line amortization of the gains and losses over the average remaining service period of employees expected to receive benefits under the plan.

Philips Annual Report 2004          141

Financial statements of the Philips Group

The Company also sponsors defined-contribution and similar type of plans for a significant number of salaried employees. The total cost of these plans amounted to EUR 54 million in 2004 (2003: EUR 46 million, 2002: EUR 88 million).

The contributions to multi-employer plans amounted to EUR 1 million (2003: EUR 2 million, 2002: EUR 1 million).

Cash flows

The Company expects considerable cash outflows in relation to employee benefits which are estimated to amount to EUR 445 million in 2005 (2004: EUR 465 million), consisting of EUR 311 million employer contributions to defined-benefit pension plans, EUR 56 million employer contributions to defined-contribution plans, and EUR 78 million expected cash outflows in relation to unfunded pension plans. The employer contributions to defined-benefit plans are expected to amount to EUR 241 million for the Netherlands and EUR 70 million for other countries.

Estimated future pension benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	1,069
2006	1,131
2007	1,191
2008	1,257
2009	1,316
Years 2010 – 2014	7,527

	2003			2004
	Netherlands	other	total	Netherlands	other	total
The accumulated benefit obligation for all defined-benefit pension plans was	11,465	6,257	17,722	11,996	6,687	18,683

Plan assets: investment policies/strategies

The investment strategy for the plan assets (investment plan) in general is annually determined by the Board of Trustees of the various plans after consultation with the sponsoring company and the pension plans actuary. The investment plan sets out the target strategic weights, the zones for tactical asset allocation and other investment guidelines for the investment manager, such as target geographical allocations and target credit ratings.

The pension plans invest in the global equity and debt markets, with the exception of investment instruments which are linked to the sponsor. Derivatives are used to achieve quick changes in tactical asset allocation and duration, and may also be used to limit the plan’s exposure to interest rate risk and price risk on investments. In order to keep the plan’s investment strategy in balance with the structure of its pension benefit obligation, asset-liability reviews are carried out periodically. The structure of the pension benefit obligation, expectations and scenarios with regard to the long-term rate of return on assets, acceptable ranges for contributions and risk parameters are the input for these reviews.

The expected long-term rates of return on assets are based on a scenario analysis of the development of the global economy and consequently the development of financial markets.

142          Philips Annual Report 2004

Plan assets in the Netherlands

The Company’s pension plan asset allocation in the Netherlands at December 31, 2003 and 2004 and target allocation 2005 is as follows:

		percentage of plan assets
	at December 31
	2003	2004	target
Asset category			allocation 2005
Equity securities	40	28	26
Debt securities	46	59	60
Real estate	12	10	10
Other	2	3	4

Total	100	100	100

The strategic targets for the year 2004 were initially fixed at 38% equity securities (range 28-48%), 45% fixed income securities (range 39-59%), 14% direct real estate and 3% other investments (range 0-5%).

Following the plan changes that were agreed with the trade unions and agreement with the Trustees about implementation of these changes, an extensive asset-liability management review was conducted, which led to a change in the strategic investment policy. The new strategic targets are related to the size and the structure of the pension obligations. The expected long-term rate of returns on assets for the plan in the Netherlands will be 5.7% in 2005. The expected returns on equity securities, debt securities, real estate and other assets are 8.0%, 4.5%, 7% and 5% respectively.

Plan assets in other countries

The Company’s pension plan asset allocation in other countries at December 31, 2003 and 2004 and target allocation 2005 is as follows:

	percentage of plan assets
	at December 31
	2003	2004	target
Asset category			allocation 2005
Equity securities	39	37	35
Debt securities	53	53	56
Real estate	6	6	5
Other	2	4	4

Total	100	100	100

Sensitivity analysis

The table below illustrates the approximate impact on 2005 net periodic pension cost (NPPC) if the Company were to change key assumptions by one-percentage-point.

Impact on NPPC expense (income):

	increase	decrease
	assumption 1%	assumption 1%
Discount rate	(139)	193
Rate of return on plan assets	(181)	181
Salary growth rate	285	(224)

Philips Annual Report 2004          143

Financial statements of the Philips Group

If more than one of the assumptions were changed, the impact would not necessarily be the same as if only one assumption changed in isolation. In 2005, pension expense for the Philips Group is expected to amount to approximately EUR 235 million.

(21) Postretirement benefits other than pensions

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits, in certain countries.

The Company funds other postretirement benefit plans as claims are incurred.

The table below provides a summary of the changes in the accumulated postretirement benefit obligations for 2003 and 2004 and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheets.

All the postretirement benefit plans are unfunded and therefore no plan asset disclosures are presented.

	2003			2004
	Netherlands	Other	Total	Netherlands	Other	Total
Projected benefit obligation
Projected benefit obligation at beginning of year	343	421	764	319	398	717
Service cost	11	4	15	13	4	17
Interest cost	17	27	44	17	24	41
Actuarial (gains) and losses	(40)	41	1	11	(9)	2
Curtailments	–	(1)	(1)	–	(1)	(1)
Changes in consolidation	–	–	–	–	(2)	(2)
Benefits paid	(12)	(30)	(42)	(12)	(26)	(38)
Exchange rate differences	–	(64)	(64)	–	(21)	(21)

Projected benefit obligation at end of year	319	398	717	348	367	715
Funded status	(319)	(398)	(717)	(348)	(367)	(715)
Unrecognized net transition obligation	31	53	84	28	41	69
Unrecognized prior service cost	–	3	3	–	3	3
Unrecognized net loss	107	84	191	113	66	179

Net balances	(181)	(258)	(439)	(207)	(257)	(464)

The components of the net period cost of postretirement benefits other than pensions are:

	2002		2003		2004
	Netherlands	Other	Netherlands	Other	Netherlands	Other
Service cost	11	5	11	4	13	4
Interest cost on accumulated postretirement benefit obligation	19	29	17	27	17	24
Amortization of unrecognized transition obligation	3	8	3	6	3	6
Net actuarial loss recognized	7	–	5	2	5	3
Curtailments	–	–	–	1	–	3
Other	–	–	(9)	–	–	–

Net periodic cost	40	42	27	40	38	40

144          Philips Annual Report 2004

The weighted average assumptions used to calculate the postretirement benefit obligations as of December 31 were as follows:

	2003		2004
	Netherlands	Other	Netherlands	Other
Discount rate	5.3%	6.5%	4.5%	6.6%
Compensation increase (where applicable)	–	5.3%	–	5.3%

The weighted average assumptions used to calculate the net cost for years ended December 31:

	2003		2004
	Netherlands	Other	Netherlands	Other
Discount rate	5.5%	7.0%	5.3%	6.5%
Compensation increase (where applicable)	–	4.6%	–	5.3%

Assumed healthcare cost trend rates at December 31:

	2003		2004
	Netherlands	Other	Netherlands	Other
Healthcare cost trend rate assumed for next year	5.0%	10.0%	5.0%	8.5%
Rate that the cost trend rate will gradually reach	5.0%	6.0%	5.0%	6.0%
Year of reaching the rate at which it is assumed to remain	2004	2008	2005	2008

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-percentage-point		One-percentage-point
	increase		decrease
	Netherlands	Other	Netherlands	Other
Effect on total of service and interest cost	8	3	(7)	(2)
Effect on postretirement benefit obligation	61	28	(48)	(24)

Estimated future postretirement benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	40
2006	40
2007	41
2008	42
2009	43
Years 2010 – 2014	228

Philips Annual Report 2004          145

Financial statements of the Philips Group

(22) Other current liabilities

Other current liabilities are summarized as follows:

	2003	2004
Advances received from customers on orders not covered by work in process	119	110
Other taxes including social security premiums	292	378
Other short-term liabilities	238	139

Total	649	627

(23) Short-term debt

	2003	2004
Short-term bank borrowings	317	446
Other short-term loans	62	28
Current portion of long-term debt	1,481	487

Total	1,860	961

During 2004 the weighted average interest rate on the bank borrowings was 4.6% (2003: 4.1% and 2002: 4.2%).

In December 2004, the Company entered into a USD 2.5 billion revolving credit facility with a consortium of banks. This facility, which has a seven-year maturity, replaced an existing USD 3.5 billion revolving credit facility, which had a five-year maturity and had been in place since July 2002. The previous stand-by revolving credit facilities of 1999 and 2002 were never drawn upon.

In the Netherlands, the Company issues personnel debentures with a 5-year right of conversion into common shares of Royal Philips Electronics. Convertible personnel debentures may not be converted within a period of 3 years after the date of issue. These convertible personnel debentures are available to most employees and are purchased by them with their own funds and are redeemable on demand. The convertible personnel debentures become non-convertible debentures at the end of the conversion period.

As of 2004 convertible debentures are classified as current portion of long-term debt. Corresponding figures for 2003 have been adjusted accordingly. At December 31, 2004 an amount of EUR 160 million (2003: EUR 155 million) of personnel debentures was outstanding, with an average conversion price of EUR 21.99. The conversion price varies between EUR 16.81 and EUR 49.50, with various conversion periods ending between January 1, 2005 and December 31, 2009.

146          Philips Annual Report 2004

(24) Long-term debt

	range of	average rate of	amount	due in	due after	due after	average	amount
	interest rates	interest	outstanding	2005	2005	2009	remaining	outstanding
							term	2003
							(in years)
Eurobonds	5.8-8.3	6.1	2,701	251	2,450	750	4.4	4,125
USD bonds	7.3-8.4	7.7	374	–	374	176	7.2	519
USD putable bonds	7.1-7.2	7.2	195	–	195	–	1.9	213
Convertible debentures	0.2-1.1	0.4	160	160	–	–	–	155
Private financing	2.3-6.0	5.1	7	–	7	5	5.2	7
Bank borrowings	2.3-6.1	3.5	403	28	375	111	3.8	341
Liabilities arising from capital lease transactions	1.4-12.9	4.6	83	5	78	26	4.8	31
Other long-term debt	2.0-12.1	4.6	116	43	73	6	2.4	106

Total		5.7	4,039	487	3,552	1,074		5,497
Corresponding data previous year		5.9	5,497	1,481	4,016	1,170		6,687

The following amounts of long-term debt as of December 31, 2004 are due in the next five years:

2005	487
2006	499
2007	218
2008	1,743
2009	18

2,965

Corresponding amount previous year	4,327

Philips Annual Report 2004          147

Financial statements of the Philips Group

The following table provides additional details regarding the outstanding bonds:

	December 31
Description	2003	2004
Unsecured Eurobonds
Due 7/30/04, 5 1/8%	1,000	–
Due 8/30/05, 4.31%	300	–
Due 5/16/08, 5 3/4%	1,500	1,500
Due 5/16/11, 6 1/8%	750	750
Other unsecured Eurobonds
Due 2004 – 2008, interest range: 7 – 8 1/4%	553	441
Fair value adjustments (derivatives), issued bond discount	22	10

	4,125	2,701

Unsecured US dollar bonds
Due 2004 – 2025, interest range: 7 1/4 – 8 3/8%	516	375
Fair value adjustments (derivatives), issued bond discount	3	(1)

	519	374

Unsecured US dollar bonds, subject to put
Due 5/15/25, 7 1/8%, put date 5/15/07	81	74
Due 6/1/26, 7.2%, put date 6/1/06	132	121

	213	195

As of December 2004, Philips had outstanding public bonds of EUR 3,270 million previously issued mostly in USD or EUR. Two of the USD bonds are ‘putable’ bonds. A USD 175 million bond issued (USD 103 million outstanding as of year-end 2004) at 7.125%, due 2025, carries an option of each holder on May 15, 2007 to put the bond to the Company upon notice given to Philips between March 15 and April 15, 2007, and a USD 300 million bond issued (USD 166 million outstanding as of year-end 2004) at 7.20%, due 2026, carries an option of each holder on June 1, 2006 to put the bond to the Company upon notice given to Philips between April 1 and May 1, 2006.

In the case of put exercise by investors, the redemption price would be equal to the principal amount, plus accrued interest until the date of redemption. Assuming that investors require repayment at the relevant put dates, the average remaining tenor of the total outstanding long-term debt at the end of 2004 was 4.4 years, compared to 4.9 years in 2003. However, assuming that the ‘putable’ bonds will be repaid at maturity, the average remaining tenor at the end of 2004 was 5.4 years, compared to 5.9 years at the end of 2003.

Secured liabilities

Certain portions of long-term and short-term debt have been secured by collateral as follows:

	amount of		collateral
	the debt
		property, plant	other assets
		and equipment
Institutional financing	222	500	93
Other debts	20	18	–

Total	242	518	93
Previous year	29	2	52

148          Philips Annual Report 2004

The EUR 558 million increase in total collateral was mainly due to the consolidation of SSMC. SSMC currently has a USD 400 million (EUR 294 million) syndicated credit facility, comprising of a USD 200 million term loan and a USD 200 million revolving credit facility, of which USD 90 million (EUR 66 million) was drawn as of year-end 2004. For this facility, of which EUR 213 million was outstanding at the end of 2004, property, plant and equipment (EUR 500 million) and other assets (EUR 58 million) have been given as security.

(25) Other non-current liabilities

Other non-current liabilities are summarized as follows:

	2003	2004
Accrued pension costs	389	451
Sale-and-leaseback deferred income	85	79
Income tax payable	78	74
Asset retirement obligations	26	28
Other liabilities	75	104

	653	736

(26) Commitments and contingent liabilities

The Company has a product supply agreement with Jabil Circuit Inc. Under the agreement, Jabil will provide design and engineering services, new product introduction, prototype and test services, procurement, printed circuit board assembly, and final assembly and integration.

Under the agreement, the Company is required to make minimum product purchases in accordance with the following schedule:

2005	EUR 900 million
2006	EUR 900 million

The agreement provides that certain penalties may be charged to the Company if the Company fails to satisfy the volume commitments.

Operating lease obligations

Long-term operating lease commitments totaled EUR 754 million in 2004 (2003: EUR 739 million). These leases expire at various dates during the next 20 years. The future payments that fall due in connection with these obligations are as follows:

2005	186
2006	124
2007	115
2008	71
2009	63
Later	195

The long-term operating leases are mainly related to the rental of buildings. A number of these leases originate from sale-and-lease back arrangements. In 2004, no new sale-and-operational-lease back arrangements were concluded. In 2003 there was one sale-and-operational-lease back arrangement in Belgium in which a building was sold for an amount of EUR 14 million. In 2002 the Company entered into two sale-and-operational-lease back arrangements in the Netherlands for office buildings. These buildings were sold for an

Philips Annual Report 2004          149

Financial statements of the Philips Group

aggregate amount of EUR 166 million. The lease back rental periods are 9 years for the 2003 arrangement and 8 and 5 years for the arrangements entered into in 2002. The Company has the option of extending each of the lease back terms. The rental payments are fixed. The rental payments for 2004 totaled EUR 24 million (2003: EUR 24 million, 2002: EUR 26 million).

The remaining minimum payments are as follows:

2005	22
2006	19
2007	14
2008	11
2009	11
Later	42

The Company has subleases with total expected future revenues of EUR 26 million (2003: EUR 34 million), as follows:

2005	7
2006	7
2007	4
2008	4
2009	4
Later	–

Guarantees

In the normal course of business, the Company issues certain guarantees. Guarantees issued or modified after December 31, 2002, having characteristics defined in FIN45, are measured at fair value and recognized on the balance sheet. At the end of 2004, the fair value of guarantees issued was not significant.

Guarantees issued before December 31, 2002 and not modified afterward, and certain guarantees issued after December 31, 2002, which do not have characteristics defined in FIN45, remain off-balance sheet.

The following off-balance sheet guarantees were outstanding at December 31, 2004.

	expiration per period
	total amounts	less than 1 year	2-5 years	after 5 years
	committed
Guarantees for the benefit of unconsolidated companies/third parties	422	189	92	141

In conjunction with a refinancing of LG.Philips Displays (LPD), the parent companies, LG Electronics and the Company, each provided an equity contribution of USD 250 million and a guarantee of USD 50 million as security for principal, interest and fees payable by LPD.

Simultaneously, the existing guarantees of USD 200 million of each shareholder were released.

Environmental Remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment.

In the United States, subsidiaries of the Company have been named as potentially responsible

150          Philips Annual Report 2004

parties in state and federal proceedings for the clean-up of various sites, including Superfund sites. The Company applies the provisions of SOP 96-1, ‘Environmental Liabilities’, and SFAS No. 5, ‘Accounting for Contingencies’, and accrues for losses associated with environmental obligations when such losses are probable and reasonably estimatable.

Generally, the costs of future expenditures for environmental remediation obligations are not discounted to their present value since the amounts and the timing of related cash payments are not reliably determinable. Potential insurance recoveries are recognized when recoveries are deemed probable.

Litigation

Royal Philips Electronics and certain of its Group companies are involved as plaintiff or defendant in litigation relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company’s consolidated financial position, but could be material to the consolidated results of operations of the Company for a particular period.

Volumetrics

In 2004, Philips reached a settlement with Volumetrics Medical Imaging, Inc. regarding a pending dispute with Volumetrics relating to the decision of a Philips Ultrasound business not to collaborate with or acquire Volumetrics, a decision that occurred after the announcement of Philips Medical Systems’ acquisition of Agilent Technologies, Inc.’s Healthcare Solutions Group. The settlement amounts to EUR 133 million, net of an insurance recovery, and contains no admission of wrongdoing by Philips or its subsidiaries. Given the financial risks associated with prolonging this dispute, Philips took the opportunity to resolve this matter.

MedQuist

MedQuist, Inc., in which Philips holds approximately 70.9% of the common stock is the subject of an ongoing investigation by the U.S. Securities and Exchange Commission relating to the company’s billing practices and related matters. In addition thereto, various plaintiffs, including current and former customers, shareholders and transcriptionists, filed four putative class action lawsuits arising from allegations of, among other things, inappropriate billing by MedQuist for its transcription services. These matters are in their initial stages and, on the basis of current knowledge, the Company’s management cannot establish whether a loss is probable with respect to these actions.

Asbestos

Judicial proceedings have been brought in the United States, relating primarily to the activities of subsidiaries prior to 1981, involving allegations of personal injury from alleged asbestos exposure. The claims generally relate to asbestos used in the manufacture of unrelated companies’ products in the United States and frequently involve claims for substantial general and punitive damages.

At December 31, 2004, there were 2,909 cases pending, representing 6,028 claimants (compared to 1,081 cases, representing 2,753 claimants pending at December 31, 2003, and 499 cases, representing 558 claimants pending at December 31, 2002). Most of the claims are in

Philips Annual Report 2004          151

Financial statements of the Philips Group

cases involving a number of defendants. During 2004, 2,436 cases, representing 4,085 claimants, were filed against the Company’s subsidiaries (568 cases, representing 2,587 claimants were filed in 2003). While management believes there are meritorious defenses to these claims, certain of these cases were settled by the subsidiaries for amounts considered reasonable given the facts and circumstances of each case. A number of other cases have been dismissed. During 2004, 608 cases, representing 810 claimants, were settled or dismissed (379 cases, representing 392 claimants, were settled or dismissed in 2003).

In addition to the pending cases discussed above, a subsidiary of the Company was one of approximately 160 defendants initially named in a case involving 3,784 claimants filed in August 1995. Since the time the case was brought in 1995, the subsidiary has not been involved in any substantive activity in the case other than filing an answer to the complaint.

In accordance with SFAS No. 5, an accrual for loss contingencies is recorded when it is probable that a liability has been incurred and the amount of such loss contingency can be reasonably estimated. The subsidiary has established an accrual for loss contingencies with respect to asserted claims for asbestos product liability based upon its recent settlement experience of similar types of claims, taking into consideration the alleged illnesses in pending cases. While it is believed that this methodology provides a reasonable basis for estimating loss where liability is probable, the resolution of each case is generally based upon claimant-specific information, much of which is not available until shortly before the scheduled trial date. At December 31, 2004 and 2003, the subsidiary’s recorded accrual for loss contingencies with respect to asbestos product liability amounted to EUR 83 million and EUR 58 million respectively, which is reflected in the Company’s consolidated balance sheets.

For filed claims at December 31, 2004, where the exact type and extent of the alleged illness is not yet known, the subsidiary established the accrual for loss contingencies based upon a ‘low end of the range’ estimate using the average settlement experience for claims alleging only less severe illnesses (i.e. non-malignancies). If it were determined that all of such claims alleged malignant diseases (which is unlikely since non-malignancies currently represent 58% of known alleged illnesses), the estimated maximum incremental exposure above the subsidiary’s current provision for asbestos product liability would be approximately EUR 185 million.

The Company believes that its subsidiaries have a significant amount of insurance coverage for asbestos product liability. In November 2002, a subsidiary filed a complaint against certain third-party insurance carriers who had provided various types of product liability coverage. During 2004, settlement agreements were entered into with certain insurance carriers, pursuant to which those insurers paid EUR 19 million for asbestos-related defense and indemnity costs. Additionally, at December 31, 2004, the subsidiary recorded a receivable of EUR 24 million for the reimbursement of incurred defense and indemnity costs as well as for probable recoveries of accrued projected settlement costs with respect to pending claims, which is reflected in the Company’s consolidated balance sheets. The subsidiary plans to pursue its litigation against non-settling insurance carriers and continue settlement discussions with various insurance carriers in 2005.

Although the final outcome of matters in litigation cannot be determined due to a number of variables, after reviewing the proceedings that are currently pending (including the provisions made, number of cases and claimants, alleged illnesses where ascertainable, estimated probable outcomes, reasonably anticipated costs and expenses, and uncertainties regarding the

152          Philips Annual Report 2004

availability and limits of insurance), management believes that the final outcome of any of the pending proceedings, or all of them combined, will not have a material adverse effect on the consolidated financial position of the Company but could be material to the consolidated results of operations of the Company for a particular period. The Company cannot reasonably predict the number of claims that may be asserted in the future. Accordingly, neither the Company nor any of its subsidiaries has made an accrual for loss contingencies related to any unasserted claims. If the general trends towards (i) higher costs of resolving individual asbestos personal injury cases, (ii) increasing numbers of cases and claimants, or (iii) the naming of more peripheral defendants, such as the Company’s subsidiaries in such cases continues, or if insurance coverage is ultimately less than anticipated, the Company’s consolidated financial position and results of operations could be materially and adversely affected.

(27) Stockholders’ equity

Priority shares

There are ten priority shares, which are currently held by a foundation called the Dr. A.F. Philips-Stichting. The self-electing Board of the Dr. A.F. Philips-Stichting consists of the Chairman, the Vice-Chairman and the Secretary of the Supervisory Board, certain other members of the Supervisory Board and the President of the Company. The approval of the Meeting of Priority Shareholders is required for resolutions of the General Meeting of Shareholders of the Company regarding the issue of ordinary shares of the Company or rights to such shares, the cancellation of the shares, amendments to the Articles of Association, and the liquidation of the Company. The Supervisory Board of the Company and the Meeting of Priority Shareholders also make binding recommendations to the General Meeting of Shareholders for the appointment of the members of the Board of Management and the Supervisory Board of the Company. A proposal shall be made to the 2005 Annual General Meeting of Shareholders to amend the current articles of association of the Company. Upon the shareholders meeting approving this amendment, the priority shares will be cancelled.

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s Articles of Association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party.

Option rights/restricted shares

The Company has granted stock options on its common shares and rights to receive common shares in future (see note 32).

Treasury shares

Royal Philips Electronics’ shares which have been repurchased and are held in treasury for delivery upon exercise of options and convertible personnel debentures and under restricted share programs are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis. Any difference between the cost and the market value at the time treasury shares are issued, is recorded in capital in excess of par value.

Philips Annual Report 2004          153

Financial statements of the Philips Group

In order to reduce potential dilution effects, a total of 4,102,020 shares were acquired during 2004 at an average market price of EUR 23.35 per share, totaling EUR 96 million, and a total of 4,942,894 shares were delivered at an average exercise price of EUR 22.83, totaling EUR 113 million.

A total of 34,543,388 shares were held by Royal Philips Electronics at December 31, 2004 (2003: 35,384,262 shares), acquired at an aggregate cost of EUR 1,239 million.

Retained earnings

A dividend of EUR 0.40 per common share will be proposed to the 2005 Annual General Meeting of Shareholders.

(28) Cash from derivatives

The Company has no trading derivatives. A total of EUR 125 million cash was generated by foreign exchange derivative contracts related to financing of subsidiaries (2003: EUR 391 million, 2002: EUR 422 million). Cash flow from interest-related derivatives is part of cash flow from operating activities.

(29) Proceeds from other non-current financial assets

In 2004, the sale of all remaining shares in Vivendi Universal and ASML generated cash of EUR 720 million and EUR 163 million respectively (please refer to note 12).

In 2003, a portion of available-for-sale securities was sold and generated a cash inflow of EUR 272 million, consisting of ASML, JDS Uniphase and Vivendi Universal shares with a book value of EUR 126 million resulting in a gain of EUR 146 million, which is included in financial income and expenses in the income statement.

In 2002, some of the ASML shares were sold and generated a cash inflow of EUR 72 million. Moreover, in 2002, JDS Uniphase shares were received in connection with the sale and related earn-out of Philips Optoelectronics in 1998.

(30) Assets received in lieu of cash from the sale of businesses

In 2004, shares in Computer Access Technology Corporation were sold in two tranches. In March 2004 shares were sold for an amount of EUR 9 million. In December 2004 the remaining shares were sold for EUR 8 million. The proceeds are to be collected in 2005. Furthermore, shares in Openwave Systems (EUR 6 million) were received in connection with the sale of Magic4.

Assets received in lieu of cash in 2003 consist of EUR 26 million representing a convertible debenture of Scansoft Inc. received in connection with the sale of Speech Processing Telephony and Voice Control businesses.

The 2002 amount of EUR 113 million consists of JDS Uniphase shares received in connection with the sale and related earn-out of Philips Optoelectronics.

154          Philips Annual Report 2004

(31) Related-party transactions

In the normal course of business, Philips purchases and sells goods and services to various related parties in which Philips holds a 50% or less equity interest. These transactions are generally conducted on an arm’s length basis with terms comparable to transactions with third parties. In 2004, purchases of goods and services from related parties totaled EUR 1,844 million (2003: EUR 1,342 million, 2002: EUR 559 million), whereas sales of goods and services to related parties totaled EUR 444 million (2003: EUR 263 million, 2002: EUR 209 million). At December 31, 2004, receivables from related parties totaled EUR 35 million; payables to related parties totaled EUR 286 million (2003: EUR 42 million and EUR 237 million respectively, 2002: EUR 63 million and EUR 109 million respectively).

In November 2002, Picker Financial Group, an affiliate acquired in the Marconi acquisition in 2001, sold approximately EUR 140 million receivables to Philips Medical Capital, in which the Company has a 40% equity interest.

(32) Share-based compensation

The Company has granted stock options on its common shares and rights to receive common shares in the future (restricted share rights) to members of the Board of Management and other members of the Group Management Committee, Philips Executives and certain non-executives. The purpose of the share-based compensation plans is to align the interests of management with those of shareholders by providing additional incentives to improve the Company’s performance on a long-term basis, thereby increasing shareholder value. Under the Company’s plans, options are granted at fair market value on the date of grant.

In 2003 and 2004, the Company issued restricted share rights that vest in equal annual installments over a three-year period. Restricted shares are Philips shares that the grantee will receive in three successive years, provided the grantee is still with the Company on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided the grantee is still with Philips.

As from 2002, the Company granted fixed stock options that expire after 10 years. Generally, the options vest after 3 years; however, a limited number of options granted to certain employees of acquired businesses contain accelerated vesting.

In prior years, fixed and variable (performance) options were issued with terms of ten years, vesting one to three years after grant.

In contrast to the year 2001 and certain prior years, when variable (performance) stock options were issued, the share-based compensation grants as from 2002 consider the performance of the Company versus a peer group of multinationals.

USD-denominated stock options and restricted share rights are granted to employees in the United States only.

Philips Annual Report 2004          155

Financial statements of the Philips Group

Under the terms of employee stock purchase plans established by the Company in various countries, substantially all employees in those countries are eligible to purchase a limited number of shares of Philips stock at discounted prices through payroll withholdings, of which the maximum ranges from 8.5% to 10% of total salary. Generally, the discount provided to the employees is between the range of 10% to 20%. In the United States, the purchase price equals the lower of 85% of the closing price at the beginning or end of quarterly purchase periods. A total of 1,224,655 shares were sold in 2004 under the plan at an average price of EUR 20.54 (2003: 1,889,964 shares, at a price of EUR 18.46, 2002: 1,722,575 shares, at a price of EUR 23.69).

In the Netherlands, Philips issues personnel debentures with a 5-year right of conversion into common shares of Royal Philips Electronics. The conversion price is equal to the current share price at the date of issuance. The fair value of the conversion option (EUR 6.05 in 2004 and EUR 6.89 in 2003) is recorded as compensation expense over the period of vesting. In 2004, 333,742 shares were issued in conjunction with conversions at an average price of EUR 21.56 (2003: 907,988 shares at an average price of EUR 15.41, 2002: 515,309 shares at an average price of EUR 14.52).

Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS No. 123, ‘Accounting for Stock-Based Compensation’, prospectively to all employer awards granted, modified, or settled after January 1, 2003.

An expense of EUR 79 million was recorded in 2004 for share-based compensation, net of income of EUR 3 million related to the performance stock options issued in 2001 (2003: EUR 41 million).

Prior to 2003, the Company accounted for share-based compensation using the intrinsic value method, and the recognition and measurement provisions of APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’, and related interpretations. In 2002, compensation income of EUR 5 million was recognized for the performance stock options granted. Additionally, approximately EUR 1 million was recorded as an expense for shares purchased through certain compensatory stock purchase plans.

Since awards issued under the Company’s plans prior to 2003 generally vested over three years, the cost related to share-based compensation included in the determination of net income for 2004 and 2003 is less than that which would have been recognized if the fair value method had been applied to all outstanding awards.

Pro forma net income and basic earnings per share, calculated as if the Company had applied the fair value recognition provisions for all outstanding and unvested awards in each period, amounted to a profit of EUR 2,773 million and EUR 2.17 respectively for 2004, a profit of EUR 588 million and EUR 0.46 for 2003, and a loss of EUR 3,358 million and EUR 2.63 for 2002. Please refer to stock-based compensation under accounting policies for a reconciliation of reported and pro forma income of earnings per share.

Pro forma net income may not be representative of that to be expected in future years.

156          Philips Annual Report 2004

In accordance with SFAS No. 123, the fair value of stock options granted is required to be based upon a statistical option valuation model. Since the Company’s stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding these stock options without an increase in the market price of Philips’ stock. Such an increase in stock price would benefit all shareholders commensurately.

The fair value of the Company’s 2004, 2003 and 2002 option grants was estimated using a Black-Scholes option pricing model and the following weighted average assumptions:

	2002	2003	2004
	(EUR-denominated)
Risk-free interest rate	4.70%	3.49%	3.33%
Expected dividend yield	1.2%	1.6%	1.8%
Expected option life	5yrs	5yrs	5yrs
Expected stock price volatility	53%	56%	48%

	2002	2003	2004
	(USD-denominated)
Risk-free interest rate	4.65%	3.08%	3.50%
Expected dividend yield	1.2%	1.7%	1.6%
Expected option life	5yrs	5yrs	5yrs
Expected stock price volatility	49%	51%	47%

The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectations of future developments.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

Philips Annual Report 2004           157

Financial statements of the Philips Group

The following table summarizes information about the stock options outstanding at December 31, 2004:

Fixed option plans

	options outstanding			options exercisable
	number	exercise	weighted	number	weighted
	outstanding at	price per share	average remaining	exercisable at	average exercise
	Dec. 31, 2004		contractual life	Dec. 31, 2004	price per share
			(years)

		(price in EUR)			(price in EUR)
2000	3,059,475	42.03-53.75	5.2	3,059,475	43.46
2001	4,720,474	24.35-37.60	6.3	4,720,474	33.93
2002	9,465,188	17.19-34.78	7.2	–	–
2003	3,612,618	15.29-22.12	8.3	–	–
2004	3,503,947	18.39-25.62	9.3	–	–

		(price in USD)			(price in USD)
1998	933,151	12.94-23.59	3.2	933,151	17.51
1999	1,450,937	22.24-31.09	4.4	1,450,937	22.96
2000	2,089,540	35.34-49.71	5.3	2,089,540	42.39
2001	3,650,575	22.12-34.50	6.4	3,650,575	26.93
2002	7,946,524	16.88-30.70	7.3	223,020	26.22
2003	3,087,824	16.41-25.91	8.3	–	–
2004	3,024,003	22.63-32.61	9.3	–	–

	46,544,256			16,127,172

Variable plans

		(price in EUR)			(price in EUR)
2000	2,292,797	42.03-53.75	5.2	2,292,797	43.46
2001	3,289,082	24.35-37.60	6.2	3,289,082	33.93

		(price in USD)			(price in USD)
2000	1,565,529	36.65-49.71	5.3	1,565,529	42.40
2001	1,737,322	22.12-34.50	6.3	1,737,322	27.20

	8,884,730			8,884,730

158          Philips Annual Report 2004

A summary of the status of the Company’s stock option plans as of December 31, 2004, 2003 and 2002 and changes during the years then ended is presented below:

Fixed option plans

	2002		2003		2004
	shares	weighted	shares	weighted	shares	weighted
		average		average		average
		exercise		exercise		exercise

		(price in EUR)		(price in EUR)		(price in EUR)
Outstanding at the beginning of the year	16,091,485	27.20	23,292,110	30.76	23,409,030	30.37
Granted	10,511,828	31.95	3,835,088	16.87	3,573,724	24.09
Exercised	(2,172,300)	12.86	(1,422,000)	15.57	(1,368,025)	15.97
Forfeited	(1,138,903)	25.67	(2,296,168)	20.84	(1,253,027)	28.60

Outstanding at the end of the year	23,292,110	30.76	23,409,030	30.37	24,361,702	30.29
Weighted average fair value of options granted during the year in EUR	14.90		7.68		9.46

		(price in USD)		(price in USD)		(price in USD)
Outstanding at the beginning of the year	13,009,155	29.14	22,602,531	29.34	23,774,109	27.70
Granted	11,697,253	29.58	3,687,757	18.22	3,162,126	28.70
Exercised	(325,688)	19.58	(288,227)	20.35	(592,527)	21.86
Forfeited	(1,778,189)	31.26	(2,227,952)	29.63	(4,161,154)	29.17

Outstanding at the end of the year	22,602,531	29.34	23,774,109	27.70	22,182,554	27.72
Weighted average fair value of options granted during the year in USD	13.01		7.54		11.37

Variable plans

	2002		2003		2004
	shares	weighted	shares	weighted	shares	weighted
		average		average		average
		exercise		exercise		exercise

		(price in EUR)		(price in EUR)		(price in EUR)
Outstanding at the beginning of the year	8,256,085	37.87	7,211,422	37.20	5,849,872	37.86
Granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Forfeited	(224,138)	38.67	(213,536)	36.74	(267,993)	38.34
Canceled *	(820,525)	–	(1,148,014)	33.97	–	–

Outstanding at the end of the year	7,211,422	37.20	5,849,872	37.86	5,581,879	37.85
Weighted average fair value of options granted during the year in EUR	not applicable		not applicable		not applicable

		(price in USD)		(price in USD)		(price in USD)
Outstanding at the beginning of the year	8,784,189	29.48	6,774,686	33.15	5,102,958	29.56
Granted	–	–	–	–	–	–
Exercised	(328,348)	4.47	(222,528)	7.87	(996,097)	9.19
Forfeited	(956,990)	34.43	(699,898)	30.05	(804,010)	34.87
Canceled *	(724,165)	–	(749,302)	27.11	–	–

Outstanding at the end of the year	6,774,686	33.15	5,102,958	29.56	3,302,851	40.56
Weighted average fair value of options granted during the year in USD	not applicable		not applicable		not applicable

*	During 2002 it was determined that 75% of the 2000 performance stock options would be eligible for vesting in 2003.
During 2003 it was determined that 75% of the 2001 performance stock options would be eligible for vesting in 2004.

Philips Annual Report 2004          159

Financial statements of the Philips Group

A summary of the status of the Company’s restricted share rights plan as of December 31 and changes during the year is presented below:

Restricted share rights *

	2003		2004
	EUR -	USD -	EUR -	USD -
	denominated	denominated	denominated	denominated
	shares	shares	shares	shares
Outstanding at the beginning of the year	–	–	1,247,627	1,152,873
Granted	1,262,774	1,200,738	1,187,908	1,051,908
Vested/Issued	–	–	(408,277)	(365,118)
Forfeited	(15,147)	(47,865)	(69,477)	(163,097)

Outstanding at the end of the year	1,247,627	1,152,873	1,957,781	1,676,566
Weighted average fair value at grant date	EUR 16.53	USD 17.84	EUR 23.40	USD 27.87

*	Excludes incremental shares that may be received if shares awarded under the restricted share rights plan are not sold for a three-year period.

(33) Information on remuneration of the individual members of the Board of Management and the Supervisory Board

Remuneration

Board of Management

Remuneration and pension charges relating to the members of the Board of Management amounted to EUR 6,364,709 (2003: EUR 4,937,572, 2002: EUR 3,984,436). In 2004 an additional amount of EUR 492,740 (2003: EUR 551,691, 2002: EUR 298,258) was awarded in the form of other compensation. When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made (also for the self-administered pensions) in accordance with the applicable accounting principles. In 2004, no (additional) pension benefits were granted to former members of the Board of Management.

In 2004, the present members of the Board of Management were granted 152,019 stock option rights (2003: 167,220 stock option rights, 2002: 489,600 stock option rights) and 50,673 restricted share rights (2003: 55,740 restricted share rights). At year-end 2004, the members of the Board of Management held 1,099,539 stock option rights (year-end 2003: 1,133,360) at a weighted average exercise price of EUR 30.44 (year-end 2003: EUR 28.79).

160          Philips Annual Report 2004

The remuneration in euros of the individual members of the Board of Management was as follows:

	2004
	salary	annual1)	total cash	other
		incentive		compensation5)9)

G.J. Kleisterlee	1,015,000	867,600	1,882,600	274,538
J.H.M. Hommen	835,000	711,432	1,546,432	109,272
G.H.A. Dutiné	505,000	438,138	943,138	58,750
A. Huijser	537,500	433,800	971,300	50,180
A.P.M. van der Poel 10)	–	186,482	186,482	–

Total	2,892,500	2,637,452	5,529,952	492,740

	2003
	salary	annual1)	total cash	other
		incentive		compensation5)9)

G.J. Kleisterlee	956,250	229,640	1,185,890	217,451
J.H.M. Hommen 8)	786,250	187,213	973,463	244,835
G.H.A. Dutiné 3)	503,750	158,000	661,750	66,694
A. Huijser 3)	487,500	93,944	581,444	17,050
A.P.M. van der Poel 7)	214,940	179,518	394,458	5,661
J.W. Whybrow 6)	–	44,271	44,271	–

Total	2,948,690	892,586	3,841,276	551,691

	2002
	salary	annual1)	total cash	other
		incentive		compensation 5)

G.J. Kleisterlee	807,069	–	807,069	25,576
J.H.M. Hommen	672,573	–	672,573	28,643
G.H.A. Dutiné 3) 4)	375,000	–	375,000	208,686
A. Huijser 3)	337,500	–	337,500	12,692
A.P.M. van der Poel	642,439	–	642,439	17,231
J.W. Whybrow 2)	158,823	149,802	308,625	5,430

Total	2,993,404	149,802	3,143,206	298,258

1)	The annual incentives paid are related to the level of performance achieved in the previous year.

2)	Salary figure 2002 relates to period January-March 2002.

3)	Salary figure 2002 relates to period April-December 2002, annual incentive figures 2003 relate to period April-December 2002.

4)	Includes relocation and school costs for Mr Dutiné and his family: EUR 185,237.

5)	The stated amounts concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then this share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated.

6)	Annual incentive figure 2003 relates to period January-March 2002.

7)	Salary figure 2003 relates to period January-April 2003.

8)	Other compensation figures includes relocation costs of EUR 155,631 resulting from contract of employment dated April 1997.

9)	As of 2003 gross costs of an apartment, provided by Philips, are included. As of 2004 gross costs of Philips products put at disposal of members of the Board of Management are included.

10)	Annual incentive figure 2004 relates to period January-April 2003.

Philips Annual Report 2004          161

Financial statements of the Philips Group

The tables below give an overview of the interests of the members of the Board of Management under the stock option plans and the restricted share plans respectively of Royal Philips Electronics:

	number of options						amounts in euros		expiry
	as of		granted	exercised	as of		exercise	share	date
	Jan. 1,		during	during	Dec. 31,		price	(closing)
	2004		2004	2004	2004			price on
								exercise
								date

G.J. Kleisterlee	60,000	a)		60,000	–		15.97	25.62	11.02.2004
	52,500	a)			52,500	a)	42.24		17.02.2010
	105,000				105,000		37.60		08.02.2011
	115,200				115,200		30.17		07.02.2012
	52,803				52,803		16.77		15.04.2013
	–		48,006		48,006		24.13		13.04.2014
J.H.M. Hommen	80,000			80,000	–		16.41	25.62	11.02.2004
	70,000				70,000		42.24		17.02.2010
	70,000				70,000		37.60		08.02.2011
	96,000				96,000		30.17		07.02.2012
	44,001				44,001		16.77		15.04.2013
	–		40,005		40,005		24.13		13.04.2014
G.H.A. Dutiné	124,800	a) b)			124,800	a) b)	30.17		07.02.2012
	35,208				35,208		16.77		15.04.2013
	–		32,004		32,004		24.13		13.04.2014
A. Huijser	21,840	a)		21,840	–		8.22	20.02	21.12.2004
	24,000	a)		24,000	–		15.76	25.62	11.02.2004
	35,000	a)			35,000	a)	42.03		17.02.2010
	35,000	a)			35,000	a)	37.60		08.02.2011
	76,800				76,800		30.17		07.02.2012
	35,208				35,208		16.77		15.04.2013
	–		32,004		32,004		24.13		13.04.2014

Total	1,133,360		152,019	185,840	1,099,539

a)	awarded before date of appointment as a member of the Board of Management

b)	partly sign-on bonus

The Supervisory Board and the Board of Management have decided to adjust upwards the exercise price of all options granted to, but not yet exercised by, members of the Board of Management as of May 29, 1999 by EUR 0.437 and as of July 31, 2000 by EUR 0.21 per common share in connection with the 8% share reduction program and the 3% share reduction program effected mid-1999 and mid-2000 respectively. This increase is incorporated in the table above.

162          Philips Annual Report 2004

	number of restricted share rights
	as of	granted	delivered	as of	potential
	Jan. 1,	during	during	Dec. 31,	premium
	2004	2004	2004	2004	shares
G.J. Kleisterlee	17,601	16,002	5,867	27,736	6,723
J.H.M. Hommen	14,667	13,335	4,889	23,113	5,601
G.H.A. Dutiné	11,736	10,668	3,912	18,492	4,485
A. Huijser	11,736	10,668	3,912	18,492	4,485

Total	55,740	50,673	18,580	87,833	21,294

The total pension charges of the members of the Board of Management in 2004 amount to EUR 834,757 (pension charge in 2003: 1,096,296; pension credit in 2002: EUR 841,230.

The vested pension benefits and relevant pension indicators of individual members of the Board of Management are as follows (in euros):

	age at	ultimate	increase		accumulated		pension	pension		pension
	December 31,	retirement	in accrued		annual pension		premium 2004	premium 2004		charges
	2004	age	pension		as at		paid by	paid by		20042)
			during 2004		December 31,		employer1)	employee
					2004

G.J. Kleisterlee	58	62	31,620		555,512		–	58,770		252,194
J.H.M. Hommen	61	62	21,780	2) 4)	159,674	2) 4)	200,156	–	3)	234,009
G.H.A. Dutiné	52	62	17,281	2)	45,456	2)	68,131	33,420		226,068
A. Huijser	58	62	40,394		326,742		–	30,120		122,486

Total										834,757

1)	Due to pension premium holiday no contribution was made, except for the special pension arrangements regarding Messrs Hommen and Dutiné (see note 2 below).

2)	Including vested entitlements following from special pension arrangements that have been transferred to the Dutch Philips Pension Fund at the end of 2004 (Mr Hommen: EUR 11,117 and Mr Dutiné: EUR 4,638).

3)	Mr Hommen has reached the age of 60, which means that contributions no longer have to be paid.

4)	Including postponement effects.

See note 32 to the financial statements for further information on stock options.

Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 422,016 (2003: EUR 399,328, 2002: EUR 310,840); former members received no remuneration.

The annual remuneration for individual members is EUR 40,840 and for the Chairman EUR 74,874. Additionally, the membership of committees of the Supervisory Board is compensated by an amount of EUR 4,538 per year per committee. At year-end 2004, the present members of the Supervisory Board held no stock options.

Philips Annual Report 2004           163

Financial statements of the Philips Group

The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in euros):

	2004
	membership	committees	total
L.C. van Wachem	74,874	9,076	83,950
W. de Kleuver	40,840	9,076	49,916
L. Schweitzer	40,840	–	40,840
R. Greenbury	40,840	4,538	45,378
J-M. Hessels	40,840	4,538	45,378
K.A.L.M. van Miert	40,840	4,538	45,378
C.J. van Lede	40,840	4,538	45,378
J.M. Thompson	40,840	4,538	45,378
E. Kist (July-December)	20,420	–	20,420

	381,174	40,842	422,016

	2003
	membership	committees	total
L.C. van Wachem	74,874	9,076	83,950
W. de Kleuver	40,840	9,076	49,916
L. Schweitzer	40,840	–	40,840
R. Greenbury	40,840	4,538	45,378
J-M. Hessels	40,840	4,538	45,378
K.A.L.M. van Miert	40,840	4,538	45,378
C.J. van Lede (April-December)	40,840	3,404	44,244
J.M. Thompson (April-December)	40,840	3,404	44,244

	360,754	38,574	399,328

	2002
	membership	committees	total
L.C. van Wachem	74,874	9,076	83,950
W. de Kleuver	40,840	9,076	49,916
L. Schweitzer	40,840	–	40,840
R. Greenbury	40,840	4,538	45,378
J-M. Hessels	40,840	4,538	45,378
K.A.L.M. van Miert	40,840	4,538	45,378

	279,074	31,766	310,840

164          Philips Annual Report 2004

Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Board of Management are not allowed to take any interests in derivative Philips securities.

	number of shares
	as of	as of
	December 31,	December 31,
	2003	2004
L.C. van Wachem	17,848	17,848
W. de Kleuver	4,131	4,131
L. Schweitzer	1,070	1,070
J.M. Thompson	1,000	1,000
G.J. Kleisterlee	41,137	107,004
J.H.M. Hommen	317,295	402,184
G. Dutiné	–	3,912
A. Huijser	25,288	30,508

(34) Financial instruments, derivatives and risks

Philips is exposed to currency risk, interest rate risk, equity price risk, commodity price risk, credit risk and country risk.

The Company does not purchase or hold financial derivative instruments for trading purposes.

Currency risk

Currency fluctuations may impact Philips’ financial results. The Company has a structural currency mismatch between costs and revenues, as a substantial proportion of its production, administration and research & development costs is denominated in euros, while a substantial proportion of its revenues is denominated in US dollars. Consequently, fluctuations in the exchange rate of the US dollar against the euro can have a material impact on Philips’ financial results. In particular, a relatively weak US dollar during any reporting period will reduce Philips’ income from operations, while a stronger US dollar will improve it.

The Company is exposed to currency risk in the following areas:

•	transaction exposures, such as forecasted sales and purchases and receivables/payables resulting from such transactions;

•	translation exposure of net income in foreign entities;

•	translation exposure of investments in foreign entities;

•	exposure of non-functional-currency-denominated debt;

•	exposure of non-functional-currency-denominated equity investments.

It is Philips’ policy that significant transaction exposures are hedged by the businesses. Accordingly, all businesses are required to identify and measure their exposures from material transactions denominated in currencies other than their own functional currency. The Philips policy generally requires committed foreign currency exposures to be hedged fully using forwards. Anticipated transactions are hedged using forwards or options or a combination thereof. The policy for the hedging of anticipated exposures specifying the use of

Philips Annual Report 2004          165

Financial statements of the Philips Group

forwards/options and the hedge tenor varies per business and is a function of the ability to forecast cashflows and the way in which the businesses can adapt to changed levels of foreign exchange rates. Generally, the maximum tenor of these hedges is less than 18 months.

The Company does not hedge the exposure arising from translation exposure of net income in foreign entities.

Translation exposure of equity invested in consolidated foreign entities financed by equity is partially hedged. If a hedge is entered into, it is accounted for as a net investment hedge.

Intercompany loans of the Company to its subsidiaries are generally provided in the functional currency of the borrowing entity. The currency of the external funding of the Company is matched with the required financing of subsidiaries either directly by external foreign currency loans, or by using foreign exchange swaps. In this way the translation exposure of investments in foreign entities financed by debt is hedged.

Philips does not currently hedge the foreign exchange exposure arising from unconsolidated equity investments.

The Company uses foreign exchange derivatives to manage its currency risk. The inherent risk related to the use of these derivatives is outlined below.

The US dollar and some US dollar-related currencies (i.e. the Chinese renminbi and the Hong Kong dollar) account for a high percentage of the foreign exchange derivatives of the Company. Apart from that, the Company has significant derivatives outstanding related to the pound sterling. An instantaneous 10% increase of the euro against the US dollar and the pound sterling from their levels at December 31, 2004, with all other variables held constant, would result in the following estimated increases in the fair value of the Company’s financial derivatives.

	Sensitivity to a	Sensitivity to a
	10% increase in	10% increase of
	the euro versus the	the euro versus the
	US dollar,	pound sterling
	the Hong Kong
	dollar and the
	Chinese renminbi
Derivatives related to transactions	42	26
Derivatives related to translation exposure in foreign entities financed by debt	167	–
Derivatives related to translation exposure in foreign entities financed by equity	45	–
Derivatives related to external debt	–	–

Total	254	26

A 10% move in the euro versus other individual currencies has an impact of less than approximately EUR 15 million on the value of derivatives.

The derivatives related to transactions are, for hedge accounting purposes, split into hedges of accounts receivable/payable and forecasted sales and purchases. Changes in the value of foreign currency accounts receivable/payable as well as the changes in the fair value of the hedges of accounts receivable/payable are reported in the income statement. Forecasted transactions are not yet recorded in the accounts of the Company. Therefore the hedges related to these forecasted transactions are recorded as cash flow hedges. The results from such hedges are deferred in equity. Currently, a profit of EUR 45 million before taxes is deferred in equity as a result of these hedges.

166          Philips Annual Report 2004

The result deferred in equity will mostly be released to the income statement in 2005 at the time when the related hedged transactions affect the income statement.

The change in fair value of the hedges of transactions in the case of a 10% appreciation in the euro versus the US dollar can be further split as follows:

Sensitivity to a 10% increase in the euro versus the US dollar,	Maturity	Maturity	Maturity
the Hong Kong dollar and the Chinese renminbi	0-6 months	6-12 months	> 12 months
Change in fair value of forwards	2	26	4
Change in fair value of options	5	5	–

	Maturity	Maturity	Maturity
Sensitivity to a 10% increase in the euro versus the pound sterling	0-6 months	6-12 months	> 12 months
Change in fair value of forwards	22	4	–

During 2004 a loss of EUR 1 million was recorded in the income statement as a result of ineffectiveness of transaction hedges.

Changes in the fair value of hedges related to translation exposure of investments in foreign entities financed by debt are recognized in the income statement. The changes in the fair value of these hedges related to foreign exchange movements are offset in the income statement by changes in the fair value of the hedged items.

The Company recorded a gain of EUR 50 million in other comprehensive income under currency translation differences as a result of a net investment hedge of an investment in a foreign subsidiary. A loss of EUR 6 million was booked to the income statement as a result of ineffectiveness of the hedge.

Interest rate risk

At year-end 2004, Philips had a ratio of fixed-rate long-term debt to total outstanding debt of approximately 71%, compared to 69% one year earlier. At year-end, the Company held EUR 4,349 million in cash and short-term deposits, and EUR 1,330 million of floating debt. The Company partially hedges the interest-rate risk inherent in the external debt. As of year-end 2004, the Company has three USD interest rate swaps outstanding, on which the Company pays fixed interest on the equivalent of EUR 126 million. The results on these interest rate swaps are recognized in the income statement.

Certain past interest rate hedges related to bonds were unwound during 2004. The fair value adjustments to the bonds will be amortized to the income statement based on the recalculated effective yield. In 2005, we expect to release a gain of EUR 5 million. No results were released to the income statement as a result of ineffectiveness of interest rate hedges in 2004.

As of December 31, 2004, the majority of debt consisted of bonds. Of the EUR 3,552 million of long-term debt, 6% consisted of bonds with a so-called ‘embedded put’ feature, which allows the investor to ask for redemption of the bonds on one specific date prior to their final maturity date.

Philips Annual Report 2004           167

Financial statements of the Philips Group

A sensitivity analysis shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2004, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 169 million. This increase is based on the assumption that the ‘putable’ bonds will be repaid at their final maturity date. Assuming bondholders required payment at their respective put dates, if there was an increase in interest rates by 1%, this would reduce the market value of the long-term debt by approximately EUR 135 million.

If interest rates were to increase instantaneously by 1% from their level of December 31, 2004, with all other variables held constant, the net interest expense would decrease by approximately EUR 28 million in 2005 due to the significant cash position of the Company. This impact is based on the outstanding position at year-end.

Liquidity risk

The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, the Company’s borrowing capacity may be influenced and its financing costs may fluctuate. The EUR 4,349 million in cash and short-term deposits and the USD 2,500 million stand-by facility mitigate the liquidity risk for the Company.

Equity price risk

Philips is a shareholder in several publicly listed companies such as TSMC, LG.Philips LCD, NAVTEQ, FEI, Atos Origin, JDS Uniphase and GN Great Nordic. As a result, Philips is exposed to equity price risk through movements in the share prices of these companies. The aggregate equity price exposure of these investments amounted to approximately EUR 10,950 million at year-end 2004 (2003: 8,290 million including shares that were sold during 2004).

Commodity price risk

The Company is a purchaser of certain base metals (such as copper), precious metals and energy. The Company hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that the Company enters into are concluded as cash flow hedges to offset forecasted purchases. A 10% increase in the market price of all commodities would increase the fair value of the derivatives by EUR 1 million.

Credit risk

Credit risk represents the loss that would be recognized at the reporting date if counterparties failed completely to perform their payment obligations as contracted. As of December 31, 2004, there are no individual customers with significant outstanding receivables. To reduce exposure to credit risk, the Company performs ongoing credit evaluations of the financial condition of its customers and adjusts payment terms and credit limits when appropriate.

The Company invests available cash and cash equivalents with various financial institutions. The Company is also exposed to credit risks in the event of non-performance by counterparties with respect to financial derivative instruments.

The Company measures on a daily basis the potential loss under certain stress scenarios, should a financial counterparty default. These worst-case scenario losses are monitored and limited by the Company. As of December 31, 2004 the Company had credit risk exceeding EUR 25 million to the following number of counterparties:

168          Philips Annual Report 2004

Credit risk in EUR	25-100 million	100-500 million	> 500 million
AAA-rated bank counterparties		1	1
AAA-rated money market funds	2
AA-rated bank counterparties	6	11
A-rated bank counterparties	1	2
Lower-rated bank counterparties in China	2

The Company does not enter into any financial derivative instruments to protect against default of financial counterparties. However, where possible the Company requires all financial counterparties with whom it deals in derivative transactions to complete legally enforceable netting agreements under an International Swap Dealers Association master agreement or otherwise prior to trading and, whenever possible, to have a strong credit rating from Standard & Poor’s and Moody’s Investor Services. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings.

Country risk

The Company is exposed to country risk by the very nature of running a global business. The country risk per country is defined as the sum of equity of all subsidiaries and associated companies in country cross-border transactions, such as intercompany loans, guarantees (unless country risk is explicitly excluded in the guarantee), accounts receivable from third parties and intercompany accounts receivable. The country risk is monitored on a regular basis.

As of December 31, 2004 the Company had country risk exceeding EUR 500 million in each of the following countries: Belgium, France, Germany, the Netherlands, the United States, China, South Korea and Taiwan.

The degree of risk of a country is taken into account when new investments are considered. The Company does not, however, enter into financial derivative instruments to hedge country risk.

Other insurable risks

The Philips Group is covered for a range of different kinds of losses by global insurance policies in the areas of: Property Damage, Business Interruption, Liability, Transport, Directors and Officers Liability, Employment Practice Liability, Crime and Aviation Products Liability.

To lower exposures and to avoid potential losses, Philips has a worldwide Risk Engineering program in place. The main focus is on the business risks, which also include interdependencies. Sites of Philips, but also a limited number of sites of third parties, are inspected on a regular basis by the Risk Engineering personnel of the Insurer. Inspections are carried out against predefined Risk Engineering standards which are agreed between Philips and the Insurers. Recommendations are made in a Risk Management report and are reviewed centrally. This is the basis for decision-making by the local management of the business, as to which recommendations will be implemented.

For all policies, deductibles are in place which vary from EUR 45,000 to EUR 500,000 per occurence and this variance is designed to differentiate between the existing risk categories within the Group. Above this first layer of working deductibles, Philips has a re-insurance captive, which retains for business losses EUR 10 million per occurence and EUR 30 million in the aggregate per year.

Philips Annual Report 2004           169

Financial statements of the Philips Group

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. Additionally, because of the variety of valuation techniques permitted under SFAS No. 107, ‘Disclosures about Fair Value of Financial Instruments’, comparisons of fair values between entities may not be meaningful. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

	December 31, 2003		December 31, 2004
	carrying	estimated	carrying	estimated
	amount	fair value	amount	fair value
Assets:
Cash and cash equivalents	3,072	3,072	4,349	4,349
Accounts receivable – current	4,628	4,628	4,528	4,528
Other financial assets	1,213	1,213	876	876
Accounts receivable – non-current	218	194	227	224
Derivative instruments – assets	411	411	523	523
Liabilities:
Accounts payable	(3,205)	(3,205)	(3,499)	(3,499)
Debt	(5,876)	(6,181)	(4,513)	(4,810)
Derivative instruments – liabilities	(156)	(156)	(149)	(149)

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash, accounts receivable — current and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Cash equivalents

The fair value is based on the estimated market value.

Other financial assets

For other financial assets, fair value is based upon the estimated market prices.

Accounts receivable — non-current

The fair value is estimated on the basis of discounted cash flow analyses.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon Philips’ incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. The difference between the carrying amount and fair value of debt is partly caused by the carrying amount of accrued interest that is included in the balance sheet under accounts payable. At December 31, 2004 the accrued interest of bonds, which is the main part of the accrual, was EUR 121 million (2003: EUR 151 million).

170          Philips Annual Report 2004

(35) Information relating to product sectors and main countries

Philips’ internal organization and internal reporting structure is organized in compliance with SFAS No. 131. As a result, the following product sectors are distinguished as reportable segments: Medical Systems, Domestic Appliances and Personal Care, Consumer Electronics, Lighting, Semiconductors and Other Activities.

Included in sales by main country are the worldwide sales by consolidated companies to third parties within that country.

The investment in and performance of unconsolidated companies had a major impact on the total assets of the Group by sector.

Medical Systems

Philips Medical Systems is a supplier of medical imaging modalities and patient monitoring systems and associated IT systems. The product range includes technologies in X-ray, ultrasound, magnetic resonance, computed tomography, nuclear medicine, positron emission tomography, patient monitoring, resuscitation products and healthcare information management, as well as a comprehensive range of customer support services.

Domestic Appliances and Personal Care

This division markets a wide range of products in the following areas: shaving & beauty (shavers, trimmers, etc.), oral healthcare (electric toothbrushes), home environment care (vacuum cleaners, air cleaners, steam irons, fans, etc.) and food & beverage (mixers, coffee makers, toasters, etc.).

Consumer Electronics

This division is a provider of connected displays, home entertainment hubs and networks, and mobile infotainment. The product range includes: TV products such as Flat TV (LCD, Plasma); conventional TV and projection TV; video products such as Home Theatre in a Box; DVD, DVD+RW; audio systems, separates and portables; LCD and CRT computer monitors; mobile phones and cordless digital phones; set-top boxes; and accessories such as headphones and recordable media.

Lighting

The Lighting division consists of four lines of business — Lamps; Luminaires; Automotive, Special Lighting & UHP; and Lighting Electronics. A wide variety of applications are served by a full range of lamps, fixtures, ballasts and lighting electronics. Philips Lighting, along with Lumileds Lighting, the venture with Agilent Technologies, is spearheading the development of new applications using LED technology, both in the home and in the wider outside environment.

Semiconductors

Philips Semiconductors is a provider of silicon solutions for ‘Connected Consumer’ applications in the consumer, communications, automotive and computing markets.

Philips Annual Report 2004           171

Financial statements of the Philips Group

Other Activities

This sector comprises various activities and businesses not belonging to a product sector. It consists of four groups of activities: the Technology Cluster (such as Philips Research, Intellectual Property and Standards, Philips Centre for Industrial Technology and the Incubator), Corporate Investments (such as Assembléon, Philips Enabling Technologies Group), Global Service Units and Miscellaneous (such as Optical Storage and NAVTEQ). Following an IPO, Philips’ interest in NAVTEQ was reduced during 2004 and as a consequence is no longer consolidated (from August 2004 onwards). Also included are some remaining former businesses from other sectors and the equity investments in Atos Origin (up to and including November 2004), LG.Philips Displays and LG.Philips LCD. Furthermore, TSMC was reclassified from Semiconductors to Other Activities in 2004.

Unallocated

Unallocated includes general and administrative expenses in the corporate center and the costs of regional and country organizations. Also included are the costs for the Company’s global brand management and sustainability programs.

172          Philips Annual Report 2004

Product sectors

	2004
	sales (to	income	as a % of	results
	third	(loss) from	sales	relating to
	parties)	operations		unconsolidated
				companies

Medical Systems	5,884	34	0.6	11
DAP	2,044	323	15.8	–
Consumer Electronics	9,919	361	3.6	1
Lighting	4,526	591	13.1	26
Semiconductors	5,464	450	8.2	(42)
Other Activities	2,482	366	14.7	1,426
Unallocated	–	(518)	–	–

Total	30,319	1,607	5.3	1,422

	2003
Medical Systems	5,990	431	7.2	(2)
DAP	2,131	398	18.7	–
Consumer Electronics	9,188	248	2.7	1
Lighting	4,522	577	12.8	4
Semiconductors	4,988	(342)	(6.9)	882
Other Activities	2,218	(263)	(11.9)	(372)
Unallocated	–	(561)	–	(7)

Total	29,037	488	1.7	506

	2002
Medical Systems	6,844	309	4.5	(44)
DAP	2,273	401	17.6	–
Consumer Electronics	9,855	208	2.1	–
Lighting	4,845	602	12.4	(23)
Semiconductors	5,032	(524)	(10.4)	75
Other Activities	2,971	(246)	(8.3)	(1,355)
Unallocated	–	(330)	–	1

Total	31,820	420	1.3	(1,346)

Philips Annual Report 2004           173

Financial statements of the Philips Group

	2004
	total	net	total	long-lived	capital	depreciation
	assets	operating	liabilities	assets	expenditures	property,
		capital	excl. debt			plant and
						equipment

Medical Systems	4,675	2,862	1,767	2,446	76	81
DAP	816	393	423	433	84	78
Consumer Electronics	2,396	(161)	2,538	217	81	95
Lighting	2,413	1,493	874	1,173	211	197
Semiconductors	4,196	2,669	1,221	2,487	613	752
Other Activities	6,944	117	1,624	896	219	194
Unallocated	9,283	(181)	2,620	152	2	5

Total	30,723	7,192	11,067	7,804	1,286	1,402

	2003
Medical Systems	5,420	3,671	1,708	3,246	104	93
DAP	840	464	376	450	89	85
Consumer Electronics	2,370	(82)	2,432	249	87	112
Lighting	2,341	1,521	801	1,167	174	197
Semiconductors	5,777	2,676	1,147	2,370	300	893
Other Activities	4,526	150	1,634	945	224	162
Unallocated	8,137	(329)	2,499	217	2	10

Total	29,411	8,071	10,597	8,644	980	1,552

	2002
Medical Systems	6,780	4,849	1,886	4,199	85	87
DAP	961	529	432	501	83	90
Consumer Electronics	2,609	46	2,544	323	107	177
Lighting	2,608	1,723	866	1,290	183	182
Semiconductors	7,394	3,814	1,180	3,647	477	1,021
Other Activities	5,109	(181)	1,712	774	173	217
Unallocated	6,828	(241)	2,462	337	53	40

Total	32,289	10,539	11,082	11,071	1,161	1,814

Goodwill assigned to product sectors

	2004
	Carrying value	Acquisitions	Goodwill	Impairment	Translation	Carrying value
	at January 1		amortization		differences and	at December
			related to sale		other changes	31
			of business

Medical Systems	2,045	45		(590)	(105)	1,395
DAP	118				(9)	109
Consumer Electronics	26	1			11	38
Lighting	79				11	90
Semiconductors	193			(3)	(12)	178
Other Activities	3			(3)		–
Unallocated	30				(22)	8

Total	2,494	46	–	(596)	(126)	1,818

174          Philips Annual Report 2004

Main countries

	2004
	sales (to third	total assets	net operating	long-lived	capital	depreciation
	parties)		capital	assets	expenditures	property, plant
						and equipment

Netherlands	1,201	8,456	2,559	1,497	273	342
United States	7,041	6,349	2,658	2,906	104	155
Germany	2,365	1,625	86	572	116	155
France	1,964	1,500	(207)	191	39	48
United Kingdom	1,238	522	16	186	9	38
China	2,889	1,280	33	421	165	109
Other countries	13,621	10,991	2,047	2,031	580	555

Total	30,319	30,723	7,192	7,804	1,286	1,402

	2003
Netherlands	1,181	6,936	2,304	1,610	251	336
United States	7,532	7,458	3,554	3,933	140	445
Germany	2,184	1,675	259	619	90	138
France	1,952	2,267	(88)	206	40	62
United Kingdom	1,258	586	113	240	19	31
China	2,699	1,260	–	361	133	95
Other countries	12,231	9,229	1,929	1,675	307	445

Total	29,037	29,411	8,071	8,644	980	1,552

	2002
Netherlands	1,507	5,694	2,724	1,596	238	350
United States	9,409	9,259	5,303	5,633	127	557
Germany	2,333	1,670	303	664	115	114
France	1,893	2,194	32	426	214	111
United Kingdom	1,503	629	251	293	18	32
China	2,510	1,311	(323)	378	112	157
Other countries	12,665	11,532	2,249	2,081	337	493

Total	31,820	32,289	10,539	11,071	1,161	1,814

Philips Annual Report 2004           175

Dutch GAAP information

Accounting principles applied for Dutch GAAP purposes

The financial statements of Royal Philips Electronics (the ‘Company’) and the consolidated financial statements that are included in this section are prepared on a basis consistent with generally accepted accounting principles in the Netherlands (‘Dutch GAAP’).

These accounting principles are largely in conformity with the accounting policies that are applied in the Company’s primary consolidated financial statements as prepared under United States Generally Accepted Accounting Principles (‘US GAAP’). The reader is referred to these accounting policies on pages 97 to 104 of this Annual Report.

The notes to the consolidated financial statements as prepared under US GAAP are an integral part of the financial statements as prepared under Dutch regulations in this section. Material differences based on differences between US GAAP and Dutch GAAP are disclosed separately in this section.

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, not exceeding 20 years under Dutch GAAP. The Company assesses the recoverability by determining whether the unamortized balance of goodwill can be recovered from future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a business-specific Weighted Average Cost of Capital.

Securities that are designated as available-for-sale are classified under other non-current financial assets and are stated at their fair values. Changes in the fair values are recognized in the revaluation reserve within stockholders’ equity. Other-than-temporary declines in the fair value below cost price are charged to financial income and expenses. Other-than-temporary increases in fair value that reverse previously recognized impairments of available-for-sale securities are recognized in financial income.

Presentation of financial statements

The balance sheet presentation in the Dutch GAAP section is different from the one used under Dutch regulations and is more in line with common practice in the United States in order to achieve optimal transparency for Dutch and US shareholders.

Under this format, the order of presentation of assets and liabilities is based on the degree of liquidity, which is common practice in the United States.

Reconciliation US to Dutch GAAP

For the determination of net income and stockholders’ equity in accordance with Dutch GAAP, the following differences with US GAAP have been taken into account:

Under US GAAP, SFAS No. 142, goodwill is no longer amortized but tested for impairment on an annual basis and whenever indicators of impairment arise. Under Dutch GAAP, goodwill is amortized on a straight-line basis not exceeding 20 years.

As a consequence, goodwill amortization and impairment charges under Dutch GAAP may be different from US GAAP.

176          Philips Annual Report 2004

Dutch law requires that previously recognized impairment charges for available-for-sale securities are reversed through income when the fair value of these securities increases to a level that is above the new cost price that was established on recognition of an impairment. In view of this requirement, other-than-temporary increases in fair value of available-for-sale securities are recognized in financial income. US GAAP prohibit such recognition.

Reconciliation of net income according to Dutch GAAP versus US GAAP

	2004	2003
Net income as per the consolidated statements of income on a US GAAP basis	2,836	695
Adjustments to Dutch GAAP:
Goodwill amortization net of taxes	(439)	(607)
Lower impairment charges due to amortization of goodwill	68	399
Adjustment on gain on sale of securities/shares due to lower book value:
- financial income and expenses*	(202)	–
- results relating to unconsolidated companies	34	–
Reversal of impairment of available-for-sale securities *	19	218
Higher dilution gain LG.Philips LCD, due to amortization of goodwill	20	–

Net income in accordance with Dutch GAAP	2,336	705
Basic earnings per common share in euros:
Net income	1.82	0.55
Diluted earnings per common share in euros:
Net income	1.81	0.55

Reconciliation of stockholders’ equity according to Dutch GAAP versus US GAAP

	2004	2003
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	14,860	12,763
Equity adjustments that affect net income:
Goodwill amortization net of taxes	(1,922)	(1,483)
Lower impairment charges due to amortization of goodwill	814	746
Higher dilution gain LG.Philips LCD, due to amortization of goodwill	20	–
Adjustment on gain on sale of Atos Origin shares due to lower book value	34	–
Equity adjustments not affecting net income under Dutch GAAP:
Adjustment on increase of fair value securities in connection with lower book value	32	–
Translation differences	178	142

Stockholders’ equity in accordance with Dutch GAAP	14,016	12,168

*	The reversal of impairment of available-for-sale securities and the gain on sale of securities do not impact stockholders’ equity because the increase in value is already recognized in equity under US GAAP.

Philips Annual Report 2004           177

Consolidated statements of income of the Philips Group for the years ended December 31

in millions of euros unless otherwise stated

		2004	2003
	Sales	30,319	29,037
	Cost of sales	(20,375)	(19,841)

	Gross margin	9,944	9,196
	Selling expenses	(4,520)	(4,575)
	General and administrative expenses	(1,332)	(1,492)
	Research and development expenses	(2,534)	(2,617)
	Impairment of goodwill	(548)	(27)
	Restructuring and impairment charges	(288)	(407)
	Other business income	713	248

(36)	Income from operations	1,435	326
(37)	Financial income and expenses	33	(26)

	Income before taxes	1,468	300
(38)	Income tax (expense) benefit	(322)	47

	Income after taxes	1,146	347
(39)	Results relating to unconsolidated companies	1,241	428

	Group income	2,387	775
(6)	Minority interests	(51)	(56)

	Income before cumulative effect of a change in accounting principles	2,336	719
(7)	Cumulative effect of a change in accounting principles, net of tax	–	(14)

	Net income	2,336	705

The accompanying notes are an integral part of these consolidated financial statements.

178          Philips Annual Report 2004

Earnings per share	2004	2003
Weighted average number of common shares outstanding (after deduction of treasury stock) during the year (in thousands)	1,280,251	1,277,174
Basic earnings per common share in euros:
Net income	1.82	0.55
Diluted earnings per common share in euros:
Net income	1.81	0.55
Dividend paid per common share in euros	0.36	0.36

Philips Annual Report 2004           179

Consolidated balance sheets of the Philips Group
as of December 31

in millions of euros unless otherwise stated

The consolidated balance sheets are presented before appropriation of profit.

Assets

		2004		2003
	Current assets
	Cash and cash equivalents		4,349		3,072
(9)	Receivables:
	- Accounts receivable – net	4,268		4,164
	- Accounts receivable from unconsolidated companies	25		49
	- Other receivables	235		415

			4,528		4,628
(10)	Inventories		3,230		3,204
(11)	Other current assets		1,216		1,010

	Total current assets		13,323		11,914
	Non-current assets
(39)	Unconsolidated companies:
	- Goodwill	760		847
	- Equity investments	4,447		3,672
	- Loans	49		59

			5,256		4,578
(12)	Other non-current financial assets		876		1,213
(13)	Non-current receivables		227		218
(40)	Other non-current assets		2,914		2,644
(15)	Property, plant and equipment:
	- At cost	14,609		14,153
	- Less accumulated depreciation	(9,612)		(9,274)

			4,997		4,879
(16)	Intangible assets excluding goodwill:
	- At cost	2,108		2,189
	- Less accumulated amortization	(1,119)		(918)

			989		1,271
(41)	Goodwill consolidated companies:
	- At cost	2,769		2,954
	- Less accumulated amortization	(1,472)		(855)

			1,297		2,099

	Total non-current assets		16,556		16,902

	Total		29,879		28,816

The accompanying notes are an integral part of these consolidated financial statements.

180          Philips Annual Report 2004

Liabilities and stockholders’ equity

			2004		2003
		Current liabilities
		Accounts and notes payable:
		- Trade creditors	3,215		3,023
		- Unconsolidated companies	284		182

				3,499		3,205
	(18)	Accrued liabilities		3,307		3,165
(19	)(20)(21)(26)	Short-term provisions		781		949
	(22)	Other current liabilities		627		649
	(23)(24)	Short-term debt		961		1,860

		Total current liabilities		9,175		9,828
		Non-current liabilities
	(23)(24)	Long-term debt		3,552		4,016
(19	)(20)(21)(26)	Long-term provisions		2,117		1,976
	(25)	Other non-current liabilities		736		653

		Total non-current liabilities		6,405		6,645
	(26)	Commitments and contingent liabilities
		Group equity
	(6)	Minority interests		283		175
	(42)	Stockholders’ equity:
		Common shares, par value EUR 0.20 per share:
		Authorized: 3,250,000,000 shares Issued: 1,316,070,392 shares (1,316,070,392 shares in 2003)	263		263
		Share premium	97		71
		Other reserves	12,388		12,187
		Revaluation reserves	171		198
		Net income	2,336		705
		Treasury shares, at cost: 34,543,388 shares (35,384,262 in 2003)	(1,239)		(1,256)

				14,016		12,168

		Total		29,879		28,816

The accompanying notes are an integral part of these consolidated financial statements.

Philips Annual Report 2004           181

Consolidated statements of changes in stockholders’ equity
of the Philips Group

in millions of euros unless otherwise stated

	number of shares		issued	share	other	revaluation	treasury	total
	outstanding	issued	paid-up	premium	reserves	reserve	shares
			capital

Balance as of December 31, 2002	1,275,977,923	1,316,070,392	263	14	14,172	265	(1,307)	13,407
Net income					705			705
Net current period change						(67)		(67)
Dividend paid					(463)			(463)
Share-based compensation plans				45				45
Minimum pension liability					(9)			(9)
Treasury stock transactions	4,708,207			12			51	63
Translation differences and other changes					(1,513)			(1,513)

Balance as of December 31, 2003	1,280,686,130	1,316,070,392	263	71	12,892	198	(1,256)	12,168
Net income					2,336			2,336
Net current period change						(27)		(27)
Dividend paid					(460)			(460)
Share-based compensation plans				54				54
Minimum pension liability					(67)			(67)
Treasury stock transactions	840,874			(28)			17	(11)
Translation differences and other changes					23			23

Balance as of December 31, 2004	1,281,527,004	1,316,070,392	263	97	14,724	171	(1,239)	14,016

182          Philips Annual Report 2004

Notes to the consolidated financial statements of the Philips Group all amounts in millions of euros unless otherwise stated

The reader is referred to the notes to the consolidated financial statements based on US GAAP. The differences between Dutch and US GAAP are disclosed in the notes below.

(36) Income from operations

See note 2 to the consolidated financial statements based on US GAAP.

Depreciation and amortization

The higher depreciation and amortization of EUR 172 million in 2004 (2003: EUR 162 million) between Dutch and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP.

Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2004	2003
Depreciation of property, plant and equipment	1,402	1,552
Amortization of software	145	164
Amortization of goodwill and other intangibles:
- Amortization of other intangible assets	150	151
- Amortization of goodwill relating to consolidated companies	220	283
- Impairment of goodwill	548	27

Total	2,465	2,177

Goodwill impairment under Dutch GAAP mainly related to MedQuist (2004: EUR 542 million; 2003: EUR 19 million).

(37) Financial income and expenses

See note 3 to the consolidated financial statements based on US GAAP.

The lower financial income and expenses of EUR 183 million in 2004 is primarily related to a reduction of the gain on the sale of Vivendi Universal shares (EUR 202 million). Because of the increase in fair value of these shares in 2003, this amount was already recognized in that year’s income of 2003, as a result of the reversal of previously recognized impairment charges. The remainder arose from the change in fair value of other securities.

(38) Income taxes

See note 4 to the consolidated financial statements based on US GAAP.

The difference in income taxes based on Dutch GAAP and income taxes based on US GAAP relates to the different accounting treatment under Dutch GAAP of amortization of tax-deductible goodwill, which is charged to income under Dutch GAAP and no longer recognized under US GAAP.

The effect for 2004 is a tax benefit of EUR 36 million (2003: EUR 32 million).

Philips Annual Report 2004           183

Dutch GAAP information

(39) Unconsolidated companies

See note 5 to the consolidated financial statements based on US GAAP.

Results relating to unconsolidated companies

The difference of EUR 181 million in results relating to unconsolidated companies between Dutch and US GAAP in 2004 (2003: EUR 78 million) is caused by the fact that goodwill is no longer amortized under US GAAP.

	2004	2003
Results relating to unconsolidated companies:
Company’s participation in income and loss	1,003	209
Results on sales of shares	227	715
Gains and losses arising from dilution effects	274	53
Impairment charges	(8)	(193)
Amortization of goodwill	(255)	(356)

Total	1,241	428

Results relating to unconsolidated companies in 2004 include a reversal of EUR 20 million (2003: EUR 40 million) related to goodwill impairment recorded by LG.Philips Displays in connection with a lower book value due to the continued amortization of goodwill under Dutch GAAP.

Results on sales of shares in 2004 were EUR 34 million higher due to the lower book value under Dutch GAAP of the Atos Origin shares sold.

Gains and losses arising from dilution effects in 2004 include EUR 20 million in connection with the higher dilution gain from the initial public offering of LG.Philips LCD, due to the continued amortization of goodwill under Dutch GAAP.

For the Company’s investment in LG.Philips Displays, impairment charges were recognized in the US GAAP accounts in 2003. For Dutch GAAP the related impairment charge was reduced by the goodwill amortization recognized in the course of the year and over previous periods amounting to EUR 238 million.

Amortization of goodwill includes the amortization of the excess of the Company’s investment over its underlying equity in the net assets of unconsolidated companies of EUR 111 million in 2004 (2003: EUR 265 million) and the Company’s share of amortization recorded by the unconsolidated companies of EUR 144 million in 2004 (2003: EUR 91 million).

184          Philips Annual Report 2004

Investments in, and loans to, unconsolidated companies

Investments in, and loans to, unconsolidated companies amounted to EUR 5,207 million and EUR 49 million respectively at December 31, 2004 (2003: EUR 4,519 million and EUR 59 million respectively).

The EUR 414 million difference in investments in unconsolidated companies between Dutch and US GAAP in 2004 (2003: EUR 263 million) results from the accumulated effect of amortization of goodwill under Dutch GAAP.

Goodwill relating to unconsolidated companies

goodwill
relating to
unconsolidated
companies
Balance as of January 1, 2004:
Acquisition cost	1,777
Accumulated amortization	(930)

Book value	847
Changes in book value:
Acquisitions	75
Sales	(86)
Amortization and write-downs	(111)
Translation differences	35

Total changes	(87)
Balance as of December 31, 2004:
Acquisition cost	1,852
Accumulated amortization	(1,092)

Book value	760

(40) Other non-current assets

See note 14 to the consolidated financial statements based on US GAAP.

The EUR 91 million difference in other non-current assets between Dutch and US GAAP in 2004 (2003: EUR 63 million) results from the tax effect on the amortization of tax-deductible goodwill under Dutch GAAP.

Philips Annual Report 2004           185

Dutch GAAP information

(41) Goodwill — consolidated companies

See note 17 to the consolidated financial statements based on US GAAP.

The EUR 521 million difference in goodwill in 2004 between Dutch and US GAAP (2003: EUR 395 million) results from the accumulated effect of amortization of goodwill under Dutch GAAP and from differences in the amount of goodwill impairment charges that have been recognized under both GAAPs.

For the Company’s investment in MedQuist, goodwill impairment charges were recognized in the US GAAP accounts in 2004 and 2003. For Dutch GAAP these impairment charges were reduced by the goodwill amortization recognized in previous years, accumulating to EUR 143 million at the end of 2004.

goodwill
relating to
consolidated
companies
Balance as of January 1, 2004:
Acquisition cost	2,954
Accumulated amortization	(855)

Book value	2,099
Changes in book value:
Acquisitions	46
Amortization and write-downs	(220)
Impairment losses	(548)
Translation differences	(80)

Total changes	(802)
Balance as of December 31, 2004:
Acquisition cost	2,769
Accumulated amortization	(1,472)

Book value	1,297

(42) Stockholders’ equity

Stockholders’ equity determined in accordance with Dutch GAAP amounted to EUR 14,016 million as of December 31, 2004 (2003: EUR 12,168 million), compared to EUR 14,860 million (2003: EUR 12,763 million) under US GAAP. The deviation is mainly caused by the fact that under Dutch GAAP goodwill has to be amortized and charged to income. Furthermore, accumulated currency translation differences additionally increased equity by EUR 178 million under Dutch GAAP compared with US GAAP.

186          Philips Annual Report 2004

Balance sheets and statements of income of Royal Philips Electronics

in millions of euros

The balance sheets are presented before appropriation of profit

Balance sheets as of December 31

			2004			2003
		Assets
		Current assets:
		Cash and cash equivalents	3,597			2,368
(A	)	Receivables	8,503			5,592

					12,100		7,960
		Non-current assets:
(B	)	Investments in affiliated companies	15,713			14,754
(C	)	Other non-current financial assets	168			1,015
(D	)	Tangible fixed assets – net	1			1
(E	)	Intangible assets – net	137			773

					16,019		16,543

		Total			28,119		24,503
		Liabilities and stockholders’ equity
		Current liabilities:
(F	)	Other liabilities	626			535
(G	)	Short-term debt	10,147			7,867
(H	)	Short-term provisions	39			89

					10,812		8,491
		Non-current liabilities:
(I	)	Long-term debt	3,161			3,809
(H	)	Long-term provisions	130			35
					3,291		3,844
(J	)	Stockholders’ equity:
		Priority shares, par value EUR 500 per share:
		Authorized and issued: 10 shares
		Preference shares, par value EUR 0.20 per share:
		Authorized: 3,249,975,000 shares
		Issued: none
		Common shares, par value EUR 0.20 per share:
		Authorized: 3,250,000,000 shares
		Issued: 1,316,070,392 shares (2004 and 2003)	263			263
		Share premium	97			71
		Other reserves	12,388			12,187
		Revaluation reserves	171			198
		Undistributed profit	2,336	*		705
		Treasury shares, at cost: 34,543,388 shares (35,384,362 shares in 2003)	(1,239)			(1,256)

					14,016		12,168

		Total			28,119		24,503

Statements of income

	Income after taxes from affiliated companies	2,431	48
	Other income (loss) after taxes	(95)	657

(K)	Net income	2,336	705

*	of the undistributed profit of 2004, EUR 513 million is to be paid as dividend and EUR 1,823 million is to be reserved.

Philips Annual Report 2004           187

Notes to the financial statements of Royal Philips Electronics all amounts in millions of euros unless otherwise stated

The financial statements of Koninklijke Philips Electronics N.V. (‘Royal Philips Electronics’), the parent company of the Philips Group, are included in the consolidated statements of the Philips Group. Therefore the unconsolidated statements of income of Royal Philips Electronics only reflect the net after-tax income of affiliated companies and other income after taxes.

With respect to the accounting principles, see page 176 of the Dutch GAAP consolidated financial statements, which form part of these notes.

(A) Receivables

	2004	2003
Trade accounts receivable	204	149
Group companies	7,694	4,930
Unconsolidated companies	2	25
Other receivables	8	9
Advances and prepaid expenses	17	16
Deferred tax assets	53	58
Income tax receivable	5	4
Derivative instruments – assets	520	401

Total	8,503	5,592

An amount of EUR 34 million included in receivables is due after one year (2003: EUR 48 million).

(B) Investments in affiliated companies

The investments in affiliated companies are included in the balance sheet based on either their net asset value in conformity with the aforementioned accounting principles of the consolidated financial statements or their purchase price. Moreover, goodwill is included for an amount of EUR 698 million (2003: EUR 844 million).

The amortization period of goodwill ranges between 5 and 15 years.

	total	investments	loans
Balance as of January 1, 2004	14,754	10,031	4,723
Changes:
Acquisitions/additions	808	703	105
Sales/redemptions	(1,335)	(112)	(1,223)
After-tax income (loss) from affiliated companies:
- Amortization of goodwill	(232)	(232)	–
- Remaining income	2,663	2,663	–
Dividends received	(572)	(572)	–
Translation differences/other changes	(373)	(197)	(176)

Balance as of December 31, 2004	15,713	12,284	3,429

A list of affiliated companies, prepared in accordance with the relevant legal requirements, is deposited at the Commercial Register in Eindhoven, the Netherlands.

188          Philips Annual Report 2004

(C) Other non-current financial assets

	total	security	other
		investments	receivables
Balance as of January 1, 2004	1,015	982	33
Changes:
Sales/redemptions	(890)	(883)	(7)
Value adjustments	45	47	(2)
Translation and exchange differences	(2)	–	(2)

Balance as of December 31, 2004	168	146	22

Included in other non-current financial assets are participations and securities that generate income unrelated to the normal business operations.

(D) Tangible fixed assets

Balance as of January 1, 2004:
Cost	1
Accumulated depreciation	–

Book value	1
Changes in book value:
Capital expenditures	–
Retirements and sales	–
Depreciation and write-downs	–

Total changes
Balance as of December 31, 2004:
Cost	1
Accumulated depreciation	–

Book value	1

Tangible fixed assets consist of fixed assets other than land and buildings.

(E) Intangible fixed assets

Balance as of January 1, 2004:
Acquisition cost	1,071
Accumulated amortization	(298)

Book value	773
Changes in book value:
Acquisitions	1
Impairment losses	(543)
Amortization and write-downs	(84)
Translation differences	(10)

Total changes	(636)
Balance as of December 31, 2004:
Acquisition cost	956
Accumulated amortization	(819)

Book value	137

Philips Annual Report 2004          189

Dutch GAAP information

The intangible fixed assets represent goodwill and other intangibles arising from acquisitions and expenditures for patents and trademarks. Acquisitions comprise various small investments.

The amortization period ranges between 5 and 15 years.

(F) Other liabilities

	2004	2003
Income tax payable	67	5
Other short-term liabilities	62	74
Deferred income and accrued expenses	359	313
Derivative instruments – liabilities	138	143

Total	626	535

(G) Short-term debt

Short-term debt includes the current portion of outstanding long-term debt amounting to EUR 454 million (2003: EUR 1,466 million) and debt to other Group companies totaling EUR 9,693 million (2003: EUR 6,395 million). No institutional financing was outstanding in 2004 (2003: EUR 6 million).

(H) Provisions

	2004	2003
Pensions	9	16
Deferred tax liabilities	146	93
Other	14	15

Total	169	124
Of which long-term	130	35
Of which short-term	39	89

As almost all obligations in connection with pension plans have been covered by separate pension funds or third parties, the provision for pensions refers to additional payments that the Company intends to make in the future.

(I) Long-term debt

	range of	average rate	amount	due	due after	due after	average	amount
	interest rates	of interest	outstanding	in 2005	2005	2009	remaining	outstanding
							term (in years)	2003
Eurobonds	5.8 – 8.3	6.1	2,701	251	2,450	750	4.4	4,125
USD bonds	7.3 – 8.4	7.7	374	–	374	176	7.2	519
USD putable bonds	7.1 – 7.2	7.2	195	–	195	–	1.9	213
Convertible debentures	0.2 – 1.1	0.4	160	160	–	–	–	155
Intercompany financing	1.1 – 2.2	2.1	933	933	–	–	–	376
Other long-term debt	2.6 – 12.1	3.6	185	43	142	116	5.0	263

Total			4,548	1,387	3,161	1,042		5,651
Corresponding data previous year			5,651	1,842	3,809	1,134

190          Philips Annual Report 2004

The following amounts of the long-term debt as of December 31, 2004 are due in the next five years:

2005	1,387
2006	329
2007	82
2008	1,708
2009	–

3,506
Corresponding amount previous year	4,517

Included in convertible debentures are Philips personnel debentures, for which the reader is referred to the related note in the Group accounts.

(J) Stockholders’ equity

See the Group financial statements and related notes under Dutch GAAP.

No legal reserve for undistributed income from affiliated companies is required on the basis of the ‘collective method’.

Priority shares

There are ten priority shares, which are currently held by a foundation called the Dr. A.F. Philips-Stichting. The self-electing Board of the Dr. A.F. Philips-Stichting consists of the Chairman, the Vice-Chairman and the Secretary of the Supervisory Board, certain other members of the Supervisory Board and the President of the Company. The approval of the Meeting of Priority Shareholders is required for resolutions of the General Meeting of Shareholders of the Company regarding the issue of ordinary shares of the Company or rights to such shares, the cancellation of the shares, amendments to the Articles of Association, and the liquidation of the Company. The Supervisory Board of the Company and the Meeting of Priority Shareholders also make binding recommendations to the General Meeting of Shareholders for the appointment of the members of the Board of Management and the Supervisory Board of the Company. A proposal shall be made to the 2005 Annual General Meeting of Shareholders to amend the current Articles of Association of the Company. Upon the General Meeting of Shareholders approving this proposal, the priority shares will be cancelled.

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s Articles of Association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party.

Philips Annual Report 2004          191

Dutch GAAP information

Option rights/restricted shares

The Company has granted stock options on its common shares and rights to receive common shares in future (see note 32).

Treasury shares

Royal Philips Electronics’ shares which have been repurchased and are held in treasury for delivery upon exercise of options and convertible personnel debentures and under restricted share programs and employee stock purchase plans are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis. Any difference between the cost and the market value at the time treasury shares are issued, is recorded in share premium.

In order to reduce potential dilution effects, a total of 4,102,020 shares were acquired during 2004 at an average market price of EUR 23.35 per share, totaling EUR 96 million, and a total of 4,942,894 shares were delivered at an average exercise price of EUR 22.83, totaling EUR 113 million. A total of 34,543,388 shares were held by Royal Philips Electronics at December 31, 2004 (2003: 35,384,262 shares), acquired at an aggregate cost of EUR 1,239 million.

Other reserves

A dividend of EUR 0.40 per common share will be proposed to the 2005 Annual General Meeting of Shareholders.

(K) Net income

Net income in 2004 amounted to a profit of EUR 2,336 million (2003: a profit of EUR 705 million). For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to note 33 of the consolidated financial statements.

(L) Employees

The number of persons employed by Philips at year-end 2004 was 14 (2003: 17) and included the members of the Board of Management and most members of the Group Management Committee.

(M) Obligations not appearing in the balance sheet

General guarantees as defined in Book 2, Section 403 of the Netherlands Civil Code have been given by Royal Philips Electronics on behalf of several Group companies in the Netherlands. The liabilities of these companies to third parties and unconsolidated companies totaled EUR 1,355 million as of year-end 2004 (2003: EUR 1,130 million). Guarantees totaling EUR 495 million (2003: EUR 788 million) have also been given on behalf of other Group companies, and guarantees totaling EUR 87 million (2003: EUR 495 million) on behalf of unconsolidated companies and third parties.

February 22, 2005

The Supervisory Board
The Board of Management

192          Philips Annual Report 2004

Other information

Auditors’ Report

Introduction

We have audited the 2004 financial statements of Koninklijke Philips Electronics N.V. appearing on pages 90 to 192. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Eindhoven, February 22, 2005

KPMG Accountants N.V.

Philips Annual Report 2004           193

Other information

Proposed dividend to shareholders of Royal Philips Electronics

A proposal will be submitted to the General Meeting of Shareholders to declare a dividend of EUR 0.40 per common share (EUR 513 million, based on the number of outstanding shares at December 31, 2004).

Pursuant to article 35 of the Articles of Association, and with the approval of the Supervisory Board and the Meeting of Priority Shareholders, the remainder of the income for the financial year 2004 has been retained by way of reserve.

In 2003, a dividend was paid of EUR 0.36 per common share. The balance sheet presented in this report, as part of the consolidated financial statements for the period ended December 31, 2004, is before dividend, which is subject to shareholder approval after year-end.

194          Philips Annual Report 2004

Corporate governance of the Philips Group

General

Koninklijke Philips Electronics N.V. (the ‘Company’) is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company, which started as a limited partnership with the name Philips & Co in 1891, was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. On May 6, 1994 the name was changed to Philips Electronics N.V., and on April 1, 1998 the name was changed to Koninklijke Philips Electronics N.V. Its shares have been listed on the Amsterdam Stock Exchange Euronext Amsterdam since 1913. The shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987.

Over the last decades the Company has pursued a consistent policy to enhance and improve its corporate governance in line with US, Dutch and international (codes of) best practices. The Company has incorporated a fair disclosure practice in its investor relations policy, has strengthened the accountability of its executive management and its independent supervisory directors, and has increased the rights and powers of shareholders and the communication with investors. The Company is required to comply with inter alia the US Sarbanes-Oxley Act, New York Stock Exchange Rules and related regulations, insofar as applicable to the Company. A summary of significant differences between the Company’s corporate governance structure and the New York Stock Exchange corporate governance standards is published on the Company’s website.

In this report, the Company addresses its overall corporate governance structure and states to what extent it applies the provisions of the Dutch Corporate Governance Code of December 9, 2003 (the ‘Dutch Corporate Governance Code’). Subject to the adoption by the Annual General Meeting of Shareholders to be held on March 31, 2005, of the proposal to amend the Articles of Association, the Supervisory Board and the Board of Management, which are responsible for the corporate governance structure of the Company, are of the opinion that the vast majority of the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the Board of Management and the Supervisory Board, interpreted and implemented in line with the best practices followed by the Company, are being applied. Some recommendations are not (fully) applied, and the reasons for these deviations are set out hereinafter. Deviations from aspects of the corporate governance structure of the Company that are described in this report, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report. Substantial changes in the Company’s corporate governance structure — including substantial amendments to the Rules of Procedure of the Supervisory Board and the Board of Management respectively — and in the Company’s compliance with the Dutch Corporate Governance Code shall be submitted to the General Meeting of Shareholders for discussion under a separate agenda item.

Also in connection with the implementation of the Dutch Corporate Governance Code and new Dutch legislation, a proposal shall be made to the 2005 Annual General Meeting of Shareholders to amend the current articles of association of the Company. Upon the General Meeting of Shareholders adopting this proposal, the Company’s priority shares will be cancelled and the thresholds for overruling the binding recommendation for appointments of members of the Board of Management and the Supervisory Board will be changed. The proposal to amend the articles of association also contains detailed provisions on dealing with conflicts of interests of members of the Board of Management and stipulates that resolutions that are so far-reaching that they would significantly change the identity or nature of the Company or the enterprise shall be subject to the approval of the General Meeting of Shareholders.

Once the articles of association, upon adoption by the General Meeting of Shareholders, have been amended (the ‘Amended Articles of Association’), any reference to the Meeting of Priority Shareholders and priority shares should be disregarded since priority shares will no longer exist.

Board of Management

General

The executive management of Philips is entrusted to its Board of Management under the chairmanship of the President/CEO and consists of at least three members (currently four). The members of the Board of Management have collective powers and responsibilities. They share responsibility for the management of the Company, the deployment of its strategy and policies, and the achievement of its objectives and results. The Board of Management has, for practical purposes, adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. According to the Company’s corporate objectives and Dutch law, the Board of Management is guided by the interests of the Company and its affiliated enterprises within the Group, taking into consideration the interests of the Company’s stakeholders, and is accountable for the performance of its assignment to the Supervisory Board

Philips Annual Report 2004           195

Other information

and the General Meeting of Shareholders. The Board of Management follows its own Rules of Procedure, which set forth procedures for meetings, resolutions, minutes and (vice) chairmanship. Such Rules of Procedure are published on the Company’s website.

(Term of) Appointment, individual data and conflicts of interests

Members of the Board of Management and the President/CEO are elected by the General Meeting of Shareholders upon a binding recommendation from the Supervisory Board and — currently — the Meeting of Priority Shareholders. According to the Company’s current articles of association, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a majority of at least 2/3 of the votes cast and representing more than half of the issued share capital.

Pursuant to the Amended Articles of Association, the priority shares will be cancelled. As from then, a binding recommendation shall be drawn up by the Supervisory Board after consultation with the President/CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least 1/3 of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least 1/3 of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In anticipation of the Amended Articles of Association, the Board of Management and the Supervisory Board will reconsider the recommendation if the General Meeting of Shareholders, by simple majority representing at least 1/3 of the Company’s share capital, does not adopt the proposed election.

Members of the Board of Management and the President/CEO are appointed for a maximum term of four years, it being understood that this maximum term expires at the end of the following general meeting of shareholders to be held in the fourth year after the year of their appointment. Reappointment is possible for consecutive maximum terms of four years or, if applicable, on a later pension or other contractual termination date in that year, unless the General Meeting of Shareholders resolves otherwise. Members may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter.

Individual data on the members of the Board of Management are published in the Annual Report, and updated on the Company’s website. The acceptance by a member of the Board of Management of a membership of the supervisory board of another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. No member of the Board of Management holds more than two supervisory board memberships of listed companies, or is a chairman of such supervisory board, other than of a Group company.

The Company shall further propose to the General Meeting of Shareholders to formalize its rules to avoid conflicts of interests between the Company and members of the Board of Management. The Amended Articles of Association state that in the event of a legal act or a lawsuit between the Company and a member of the Board of Management, certain of such member’s relatives, or certain (legal) entities in which a member of the Board of Management has an interest, and insofar as the legal act is of material significance to the Company and/or to the respective member of the Board of Management, the respective member of the Board of Management shall not take part in the decision-making in respect of the lawsuit or the legal act. Resolutions concerning such legal acts or lawsuits require the approval of the Supervisory Board.

Legal acts as referred to above shall be mentioned in the Annual Report for the financial year in question. The Rules of Procedure of the Board of Management establish further rules on the reporting of (potential) conflicts of interests. No (potential) conflicts of interests have been reported during the financial year 2004.

Relationship between Board of Management and Supervisory Board

The Board of Management is supervised by the Supervisory Board and provides the latter with any and all (written) information the Supervisory Board needs to fulfill its own responsibilities. Major decisions of the Board of Management require the approval of the Supervisory Board; these include decisions concerning (a) the operational and financial objectives of the Company, (b) the strategy designed to achieve the objectives, and, if necessary, (c) the parameters to be applied in relation to the strategy.

Risk management approach

The Board of Management is responsible for ensuring that the Company complies with all relevant legislation and regulations. It is responsible for proper financing of the Company and the management of the risks that the Company is facing. It reports on and accounts for internal risk management and control systems to

196          Philips Annual Report 2004

the Supervisory Board and its Audit Committee. Risk factors and the risk management approach — including the internal risk management and control system and the certification thereof by the Board of Management, as well as the sensitivity of the Company’s results to external factors and variables — are described in more detail on pages 76 to 81 of the Annual Report. Within Philips, risk management forms an integral part of business management. The Company’s risk and control policy is designed to provide reasonable assurance that strategic objectives are met by creating focus, by integrating management control over the Company’s operations, by ensuring compliance with legal requirements and by safeguarding the reliability of the financial reporting and its disclosures. The Company’s risk management approach is embedded in the periodic business planning and review cycle. With respect to financial reporting a structured self-assessments and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. On the basis of risk assessments, product division and business management determines the risks related to the achievement of business objectives and appropriate risk responses in relation to business processes and objectives.

The Board of Management is responsible for internal control in the Company and has implemented a risk management and control system that is designed to ensure that significant risks are identified and to monitor the realization of operational and financial objectives of the Company. Furthermore the system is designed to ensure compliance with relevant laws and regulations. The Company has designed its internal control system based upon the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which recommendations are aimed at providing a reasonable level of assurance. It should be noted that this level of assurance does not provide certainty as to the realization of operational and financial business objectives, nor can it prevent all inaccuracies, errors, frauds and non-compliance with rules and regulations.

The Company has established and maintained a system of controls over financial reporting to provide reasonable assurance regarding the reliability of its financial reporting. The Company has implemented a structured assessment, monitoring, reporting and correction process to monitor control execution and correction of deficiencies in this area.

The Company’s risk management approach is designed to determine risks in relation to the achievement of operational and financial business objectives and appropriate risk responses. The most important risks identified, as well as the structure of the Company’s risk management and internal control process, are discussed in the risk paragraph of the Annual Report on pages 76 to 81. Significant changes and improvements in the Company’s risk management and internal control system are disclosed in that paragraph and have been discussed with the Supervisory Board’s Audit Committee and the external auditor.

Internal representations received from management, regular management reviews, reviews of the design and implementation of the Company’s risk management approach and reviews in business and functional audit committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that these financial statements fairly represent the financial condition and result of operations of the Company and provide the required disclosures. Furthermore the Board of Management conducted its assessments in accordance with international best practice to obtain reasonable assurance about the reliability of the Company’s financial information and the completeness of its disclosures.

In view of the above, the Board of Management believes that it has implemented an adequate risk management and internal control system that is appropriate for the Company’s business and is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code.

Philips has a financial code of ethics which applies to certain senior officers, including the Chief Executive Officer and Chief Financial Officer and to employees performing an accounting or financial function (the Financial Code of Ethics has been published on the Company’s website). The Company, through the Supervisory Board’s Audit Committee, also has appropriate procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of Philips of concerns regarding questionable accounting or auditing matters. Internal ‘whistleblowers’ have the opportunity, without jeopardizing their position, to report on irregularities of a general, operational or financial nature and to report complaints about members of the Board of Management to the Chairman of the Supervisory Board.

In view of the requirements under the US Securities Exchange Act, procedures are in place to enable the CEO and the CFO to provide certifications with respect to the Annual Report on Form 20-F (which incorporates major parts of the Annual Report). A Disclosure Committee is in place, which advises the various officers and departments involved, including the CEO and the CFO, on the timely review, publication and filing of periodic and current (financial) reports. Apart from the certification by the

Philips Annual Report 2004           197

Other information

CEO and CFO under US law, each individual member of the Supervisory Board and the Board of Management signs off under Dutch law on the financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons therefor given.

Amount and composition of the remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and is consistent with any policy thereon as adopted by the General Meeting of Shareholders. The remuneration policy applicable to the Board of Management has been adopted by the 2004 General Meeting of Shareholders and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in the Report of the Supervisory Board and other parts of the Annual Report.

The remuneration structure, including severance pay, is such that it promotes the interests of the Company in the medium and long term, does not encourage members of the Board of Management to act in their own interests and neglect the interests of the Company, and does not reward failing Board members upon termination of their employment. The level and structure of remuneration shall be determined in the light of factors such as the results, the share price performance and other developments relevant to the Company.

The main elements of the contract of employment of a new member of the Board of Management — including the amount of the (fixed) base salary, the structure and amount of the variable remuneration component, any severance plan, pension arrangements and performance criteria — shall be made public no later than the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for appointment of a member of the Board of Management is placed on the agenda. From August 1, 2003 onwards, for new members of the Board of Management the term of their contract of employment is set at a maximum period of four years, and in case of termination, severance payment is limited to a maximum of one year’s base salary subject to mandatory Dutch law, to the extent applicable; if the maximum of one-year’s salary would be manifestly unreasonable for a Board member who is dismissed during his first term of office, the Board member shall be eligible for a severance payment not exceeding twice the annual salary. The Company does not grant personal loans, guarantees or the like to members of the Board of Management, and no such (remissions of) loans and guarantees were granted to such members in 2004, nor are outstanding as per December 31, 2004.

In 2003, Philips adopted a Long-Term Incentive Plan (‘LTIP’ or the ‘Plan’) consisting of a mix of restricted shares and stock options for members of the Board of Management, the Group Management Committee, Philips Executives and other key employees. This Plan was approved by the 2003 General Meeting of Shareholders. Future substantial changes to the Plan will be submitted to the General Meeting of Shareholders for approval. As from 2002, the Company grants fixed stock options that expire after ten years to members of the Board of Management (and other grantees). The options vest after three years and may not be exercised in the first three years after they have been granted. Options are granted at fair market value, based on the closing price of Euronext Amsterdam on the date of grant, and neither the exercise price nor the other conditions regarding the granted options can be modified during the term of the options, except in certain exceptional circumstances in accordance with established market practice. The value of the options granted to the Board of Management and other personnel and the method followed in calculating this value are stated in the notes to the annual accounts.

Philips is one of the first companies to have introduced restricted shares as part of the LTIP. A grantee will receive the restricted shares in three equal instalments in three successive years, provided he/she is still with Philips on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided he/she is still with Philips. The Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of members of the Board of Management and shareholders, restricted shares granted to these Board members shall be retained for a period of at least five years or until at least the end of employment, if this period is shorter.

The actual number of long-term incentives (both stock options and restricted shares) that are to be granted to the members of the Board of Management will be determined by the Supervisory Board and depends on the achievement of the set team targets in the areas of responsibility monitored by the individual members of the Board of Management and on the share performance of Philips. The share performance of Philips is measured on the basis of the Philips Total Shareholder Return (TSR) compared to the TSR of a peer group of 24 leading multinational electronics/electrical equipment companies over a three-year period; the composition of this group is described in the report of the Supervisory Board. The TSR performance of Philips and the companies in the peer

198          Philips Annual Report 2004

group is divided into quintiles. Based on this relative TSR position at the end of December, the Supervisory Board establishes a multiplier which varies from 0.8 to 1.2 and depends on the quintile in which the Philips TSR result falls. Every individual grant, the size of which depends on the positions and performance of the individuals, will be multiplied by the multiplier.

Members of the Board of Management hold shares in the Company for the purpose of long-term investment and will refrain from short-term transactions in Philips securities. According to the Philips’ Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of ten business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time). Furthermore, the Rules of Procedure of the Board of Management contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management and the annual notification to the Philips Compliance Officer of any changes in a member’s holding of securities related to Dutch listed companies. In order to avoid the impression that the Company should or could take corrective action in respect of a certain transaction in securities in another company by a member of the Board of Management and the unnecessary administrative burden, the Supervisory Board and the Board of Management consider this annual notification to be in line with best practices and sufficient to reach an adequate level of transparency; however, it is not fully applying the Dutch Corporate Governance Code recommendation II.2.6 which requires notification on a quarterly basis. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities in any of the companies belonging to the above-mentioned peer group of 24 leading multinational electronics/electrical companies.

Indemnification of members of the Board of Management and Supervisory Board

Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the Amended Articles of Association. Under certain circumstances, described in the Amended Articles of Association, such as an act or failure to act by a member of the Board of Management and member of the Supervisory Board that can be characterized as intentional (‘opzettelijk’), intentionally reckless (‘bewust roekeloos’) or seriously culpable (‘ernstig verwijtbaar’), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O) for the persons concerned.

Supervisory Board

General

The Supervisory Board supervises the policies of the executive management (the Board of Management) and the general course of affairs of Philips and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate and independent body from the Board of Management. That independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the Company. The Supervisory Board considers all its members to be independent under the applicable SEC standards and pursuant to the Dutch Corporate Governance Code.

The Supervisory Board, acting in the interests of the Company and the Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the Board of Management in performing its management tasks and setting the direction of the Group’s business, including (i) achievement of the Company’s objectives, (ii) corporate strategy and the risks inherent in the business activities, (iii) the structure and operation of the internal risk management and control systems, (iv) the financial reporting process, and (v) compliance with legislation and regulations. Major management decisions and the Group’s strategy are discussed with and approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the financial year, the number of committee meetings and the main items discussed.

Rules of Procedure of the Supervisory Board

The Supervisory Board’s Rules of Procedure set forth its own governance rules (including meetings, items to be discussed, resolutions, appointment and re-election, committees, conflicts of interest, trading in securities, profile of the Supervisory Board). Its composition follows the profile, which aims for an appropriate combination of knowledge and experience among its members encompassing marketing, manufacturing, technology, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multi-product character of the Group’s businesses. The Supervisory Board further aims to have available appropriate experience within Philips by having one former Philips executive as a member. In line with US and Dutch best practices, the Chairman of the Supervisory Board should be independent under the applicable US standards and pursuant to the Dutch Corporate Governance Code; because this provision does not exclude a former Philips executive from being Chairman of the Supervisory Board, but only if he or she meets these standards, it is not fully in

Philips Annual Report 2004           199

Other information

line with recommendation III.4.2 of the Dutch Corporate Governance Code. Under certain circumstances and in view of the position and responsibilities of the Chairman of the Supervisory Board, it could be in the best interest of the Company for a member of the Board of Management, who resigned such position more than five years ago, to be Chairman of the Supervisory Board.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. They include the charters of its committees, to which the plenary Supervisory Board, while retaining overall responsibility, has assigned certain tasks: the Corporate Governance and Nomination & Selection Committee, the Audit Committee and the Remuneration Committee. A maximum of one member of each committee need not be independent as defined by the Dutch Corporate Governance Code. Each committee reports, and submits its minutes for information, to the Supervisory Board.

The Supervisory Board is assisted by the General Secretary of the Company. The General Secretary sees to it that correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and its obligations under the articles of association. Furthermore, the General Secretary assists the Chairman of the Supervisory Board in the actual organization of the affairs of the Supervisory Board (information, agenda, evaluation, introduction program) and is the contact person for interested parties who want to make concerns known to the Supervisory Board. The General Secretary shall, either on the recommendation of the Supervisory Board or otherwise, be appointed by the Board of Management and may be dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained.

(Term of) Appointment, individual data and conflicts of interests

The Supervisory Board consists of at least three members (currently nine), including a Chairman, Vice-Chairman and Secretary. The so-called Dutch ‘structure regime’ does not apply to the Company itself. Members are currently elected by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board and the Meeting of Priority Shareholders (until the Amended Articles of Association enter into force). According to the Company’s current articles of association, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a majority of at least 2/3 of the votes cast and representing more than half of the issued share capital.

Pursuant to the Amended Articles of Association members of the Supervisory Board will be elected by the General Meeting of Shareholders upon a binding recommendation from the Supervisory Board. Such binding recommendation shall be drawn up by the Supervisory Board. Furthermore this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least 1/3 of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least 1/3 of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority. In anticipation of the Amended Articles of Association, the Board of Management and the Supervisory Board will reconsider the recommendation if the General Meeting of Shareholders, by simple majority representing at least 1/3 of the Company’s share capital, does not adopt the proposed election.

Members may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter. In the event of inadequate performance, structural incompatibility of interests, and in other instances in which resignation is deemed necessary in the opinion of the Supervisory Board, the Supervisory Board shall submit to the General Meeting of Shareholders a proposal to dismiss the respective member of the Supervisory Board. There is no age limit applicable, and members may be re-elected twice. The date of expiration of the terms of Supervisory Board members is put on the Company’s website. Individual data on the members of the Supervisory Board are published in the Annual Report, and updated on the Company’s website.

After their appointment, all members of the Supervisory Board shall follow an introduction program, which covers general financial and legal affairs, financial reporting by the Company, any specific aspects that are unique to the Company and its business activities, and the responsibilities of a Supervisory Board member. Any need for further training or education of members will be reviewed annually, also on the basis of an annual evaluation survey.

In accordance with policies adopted by the Supervisory Board, no member of the Supervisory Board shall hold more than five supervisory board memberships of Dutch listed companies, the chairmanship of a supervisory board counting as two regular memberships.

200          Philips Annual Report 2004

In compliance with the Dutch Corporate Governance Code, the Company has formalized strict rules to avoid conflicts of interests between the Company and members of the Supervisory Board; all information about a conflict of interests situation is to be provided to the Chairman of the Supervisory Board. No conflicts of interests were reported in 2004.

Meetings of the Supervisory Board

The Supervisory Board meets at least six times per year, including a meeting on strategy. The Supervisory Board, on the advice of its Audit Committee, also discusses, in any event at least once a year, the risks of the business, and the result of the assessment by the Board of Management of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. In 2004 each member of the Supervisory Board participated in four or more of the meetings of the Supervisory Board. The members of the Board of Management attend meetings of the Supervisory Board except in matters such as the desired profile, composition and competence of the Supervisory Board, the Board of Management and the Group Management Committee, as well as the remuneration and performance of individual members of the Board of Management and the Group Management Committee and the conclusions that must be drawn on the basis thereof. In addition to these items, the Supervisory Board, being responsible for the quality of its own performance, discusses, at least once a year on its own, without the members of the Board of Management being present, both its own functioning and that of the individual members, and the conclusions that must be drawn on the basis thereof. The Chairman and other members of the Board of Management have regular contacts with the Chairman and other members of the Supervisory Board. The Board of Management is required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need in order to function as required and to properly carry out its duties, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Supervisory Board and its individual members each have their own responsibility to request from the Board of Management and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. If the Supervisory Board considers it necessary, it may obtain information from officers and external advisers of the Company.

The Company provides the necessary means for this purpose. The Supervisory Board may also require that certain officers and external advisers attend its meetings.

The Chairman of the Supervisory Board

The Supervisory Board’s Chairman will see to it that: (a) the members of the Supervisory Board follow their introduction program, (b) the members of the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties, (c) there is sufficient time for consultation and decision-making by the Supervisory Board, (d) the committees of the Supervisory Board function properly, (e) the performance of the Board of Management members and Supervisory Board members will be assessed at least once a year, and (f) the Supervisory Board elects a Vice-Chairman.

Remuneration of the Supervisory Board and share ownership

The remuneration of the individual members of the Supervisory Board is determined by the General Meeting of Shareholders. In accordance with the current articles of association of the Company, the Supervisory Board has determined the additional remuneration for its Chairman and the members of its committees.

The remuneration of a Supervisory Board member is not dependent on the results of the Company. Further details are published in the Annual Report. Pursuant to the Amended Articles of Association, any additional remuneration of the members of its committees and its Chairman is determined by the General Meeting of Shareholders. The Company shall not grant its Supervisory Board members any personal loans, guarantees or similar arrangements. No such (remissions of) loans and guarantees were granted to such members in 2004, nor were any outstanding as per December 31, 2004.

Shares or rights to shares shall not be granted to a Supervisory Board member. In accordance with the Rules of Procedure of the Supervisory Board, any shares in the Company held by a Supervisory Board member are long-term investments. The Supervisory Board has adopted a policy on ownership of and (notification of) transactions in non-Philips securities by members of the Supervisory Board. This policy is included in the Rules of Procedure of the Supervisory Board. In order to avoid the impression that the Company should or could take corrective action in respect of a certain transaction in securities in another company by a member of the Supervisory Board and the unnecessary administrative burden, the Supervisory Board considers an annual notification of changes in a member’s holding of securities related to Dutch listed companies to the Philips Compliance Officer to be in line with best practices and sufficient to reach an adequate level of transparency; however, it is not fully in compliance with the Dutch Corporate Governance Code,

Philips Annual Report 2004           201

Other information

recommendation III.7.3 which requires notification on a quarterly basis.

The Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee consists of at least the Chairman and Vice-Chairman of the Supervisory Board. The Committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. It also (a) draws up selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Group Management Committee; (b) periodically assesses the size and composition of the Supervisory Board, the Board of Management and the Group Management Committee, and makes any proposals for a composition profile of the Supervisory Board, if appropriate; (c) periodically assesses the functioning of individual members of the Supervisory Board, the Board of Management and the Group Management Committee, and reports on this to the Supervisory Board. The Committee also consults with the President/CEO and the Board of Management on candidates to fill vacancies on the Supervisory Board, the Board of Management and the Group Management Committee, and advises, at present together with the Meeting of Priority Shareholders (pursuant to the Amended Articles of Association the priority shares will be cancelled), the Supervisory Board on the candidates for appointment. It further supervises the policy of the Board of Management on the selection criteria and appointment procedures for Philips Executives.

The Remuneration Committee

The Remuneration Committee meets at least twice a year and is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Group Management Committee. It drafts the proposal for the remuneration policy to be pursued for the remuneration of the members of the Board of Management and the Group Management Committee to be adopted by the Supervisory Board.

The Remuneration Committee prepares an annual remuneration report. The remuneration report contains an account of the manner in which the remuneration policy has been implemented in the past financial year, as well as an overview of the implementation of the remuneration policy planned by the Supervisory Board for the next years. The Supervisory Board aims to have available appropriate experience within the Remuneration Committee. Currently, the Chairman of the Supervisory Board is also Chairman of the Remuneration Committee; considering the functions and tasks of the chairman of the Remuneration Committee and the position and responsibilities of the Chairman of the Supervisory Board, the Supervisory Board is of the opinion that — while not applying recommendation III.5.11 of the Dutch Corporate Governance Code — it is desirable that these functions may be combined as they currently are, also in view of the role of the chairman of the Remuneration Committee towards the President /CEO and other members of the Board of Management in the procedures for determining the remuneration policy and the remuneration of the individual members of the Board of Management. No more than one member of the Remuneration Committee shall be an executive board member of another Dutch listed company.

The Audit Committee

The Audit Committee meets at least four times a year, before the publication of the annual and quarterly results. At least one of the members of the Audit Committee, which currently consists of three members of the Supervisory Board, is a financial expert as set out in the Dutch Corporate Governance Code and each member is financially literate. In accordance with this code, a financial expert has relevant knowledge and experience of financial administration and accounting at the company in question. The Supervisory Board considers the fact of being compliant with the Dutch Corporate Governance Code, in combination with the knowledge and experience available in the Audit Committee as well as the possibility to take advice from internal and external experts and advisors, to be sufficient for the fulfillment of the tasks and responsibilities of the Audit Committee. Therefore, the Supervisory Board has determined that none of the members of the Audit Committee qualify as an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission. The Supervisory Board will reconsider this decision if the composition of the Audit Committee changes. The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a (former) member of the Board of Management.

The tasks and functions of the Audit Committee, as described in its charter, which is published on the Company’s website as part of the Rules of Procedure of the Supervisory Board, include the duties recommended in the Dutch Corporate Governance Code. More specifically, the Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, its independence and its performance as well as the Company’s process for monitoring

202          Philips Annual Report 2004

compliance with laws and regulations and the General Business Principles. It reviews the Company’s annual and interim financial statements, including non-financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

In reviewing the Company’s annual and interim statements, including non-financial information, and advising the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings, the Audit Committee reviews matters relating to accounting policies and compliance with accounting standards, compliance with statutory and legal requirements and regulations particularly in the financial domain. Important findings and identified risks are examined thoroughly by the Audit Committee in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee, in cooperation with the external auditor, reviews the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, staffing, independence and organizational structure of the internal audit function.

With regard to the external audit, the Audit Committee reviews the proposed audit scope, approach and fees, the independence of the external auditor, its performance and its (re-) appointment, audit and permitted non-audit services provided by the external auditor in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee also considers the report of the external auditor and its report with respect to the annual financial statements. According to the procedures, the Audit Committee acts as the principal contact for the external auditor if the said auditor discovers irregularities in the content of the financial reports. It also advises on the Supervisory Board’s statement to shareholders in the annual accounts. The Audit Committee periodically discusses the Company’s policy on business controls, the General Business Principles including the deployment thereof, overviews on tax, IT, litigation, environmental exposures, financial exposures in the area of treasury, real estate, pensions, and the Company’s major areas of risk. The Company’s external auditor attends all Committee meetings and the Audit Committee meets separately at least on a quarterly basis with each of the President/CEO, the CFO, the internal auditor and the external auditor.

Group Management Committee

The Group Management Committee consists of the members of the Board of Management, Chairmen of product divisions and certain key officers. Members other than members of the Board of Management are appointed by the Supervisory Board. The task of the Group Management Committee, the highest consultative body within Philips, is to ensure that business issues and practices are shared across Philips and to implement common policies.

General Meeting of Shareholders

General

A General Meeting of Shareholders is held at least once a year to discuss the Annual Report, including the report of the Board of Management, the annual financial statements with explanation and appendices, and the report of the Supervisory Board, any proposal concerning dividends or other distributions, the appointment of members of the Board of Management and Supervisory Board (if any), important management decisions as required by Dutch law, and any other matters proposed by the Supervisory Board, the Board of Management, the Meeting of Priority Shareholders (until the Amended Articles of Association enter into force) or shareholders in accordance with the provisions of the Company’s articles of association. As a separate agenda item and in application of Dutch law, the General Meeting of Shareholders discusses the discharge of the members of the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties in the preceding financial year. However, this discharge only covers matters that are known to the Company and the shareholders when the resolution is adopted. The General Meeting of Shareholders is held in Eindhoven, Amsterdam, Rotterdam or The Hague no later than six months after the end of the financial year.

Meetings are convened by public notice and by letter, or, insofar as permitted by law, by the use of electronic means of communication, to registered shareholders. Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if the Meeting of Priority Shareholders (until the Amended Articles of Association enter into force) or shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with. The agenda of the General Meeting of Shareholders shall contain such business as may be placed thereon by the Board of Management, the Supervisory Board or the Meeting of Priority Shareholders (until the Amended Articles of Association enter into force), and agenda items will be explained where necessary in writing. In accordance with the articles of association and Dutch law, requests from shareholders for items to be included on the agenda will generally be honored, subject to the Company’s rights to refuse to include the requested agenda item under Dutch law, provided that such requests are

Philips Annual Report 2004           203

Other information

made at least 60 days before a General Meeting of Shareholders to the Board of Management and the Supervisory Board in writing by shareholders representing at least 1% of the Company’s outstanding capital or, according to the official price list of Euronext Amsterdam N.V., representing a value of at least 50 million euros.

Main powers of the General Meeting of Shareholders

All outstanding shares carry voting rights. The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and of the Supervisory Board, to adopt the annual accounts, declare dividends and to discharge the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties for the previous financial year, to appoint the external auditor as required by Dutch law, to adopt amendments to the articles of association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or pass pre-emptive rights of shareholders, to repurchase or cancel outstanding shares, and to determine the registration date for a General Meeting of Shareholders (until the Amended Articles of Association enter into force). Following common corporate practice in the Netherlands, the Company each year requests limited authorization to issue (rights to) shares, to restrict or pass pre-emptive rights and to repurchase shares. In compliance with Dutch law, decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the Company or the business require the approval of the General Meeting of Shareholders. This concerns resolutions to (i) transfer the business of the Company, or almost the entire business of the Company, to a third party (ii) enter into or discontinue long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company or (iii) acquire or dispose of a participating interest in the capital of a company to the value of at least 1/3 of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company, by the Company or one of its subsidiaries. Thus the Company puts principle IV.1 of the Dutch Corporate Governance Code into practice within the framework of the articles of association and Dutch law and in the manner as described in this corporate governance report.

The Board of Management and Supervisory Board are also accountable, at the Annual General Meeting of Shareholders, for the policy on the additions to reserves and dividends (the level and purpose of the additions to reserves, the amount of the dividend and the type of dividend). This subject shall be dealt with and explained as a separate agenda item at the General Meeting of Shareholders. Philips aims for a sustainable and stable dividend distribution to shareholders in the long term. A resolution to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.

The Board of Management and the Supervisory Board are required to provide the General Meeting of Shareholders with all requested information, unless this would be prejudicial to an overriding interest of the Company. If the Board of Management and the Supervisory Board invoke an overriding interest, reasons must be given. If a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds a certain threshold (currently 1/3 of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company), and such bid is made public, the Board of Management shall, at its earliest convenience, make public its position on the bid and the reasons for this position.

Logistics of the General Meeting of Shareholders and provision of information

General

The Company may set a registration date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders. Shareholders registered at such date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares thereafter. This date will be published in advance of every General Meeting of Shareholders. Shareholders who are entitled to attend a General Meeting of Shareholders may be represented by proxies.

Information distributed via the Shareholders Communication Channel (see hereafter), and further information which is required to be published or deposited pursuant to the provisions of company law and securities law applicable to the Company, is placed and updated on the Company’s website, or hyperlinks are established. The Board of Management and Supervisory Board shall ensure that the General Meeting of Shareholders is informed by means of a ‘shareholders circular’, published on the Company’s website, of facts and circumstances relevant to the proposed resolutions.

204          Philips Annual Report 2004

Resolutions taken at a General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the chairman of the meeting; such resolutions shall also be published in English and Dutch on the Company’s website within one day after the meeting. A summary of the discussions during the General Meeting of Shareholders, in the language of the meeting, is made available to shareholders, on request, no later than three months after the meeting. Shareholders shall have the opportunity to react to this summary in the following three months, after which a final summary is adopted by the chairman of the meeting in question. Such summary shall be placed on the Company’s website.

Proxy voting and the Shareholders Communication Channel

Philips was one of the key companies in the establishment of the Shareholders Communication Channel, a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and shareholders that hold their shares through a Dutch bank account with a participating bank. The Company uses the Shareholders Communication Channel to distribute materials — including a voting instruction form — for the Annual General Meeting of Shareholders. By returning this form, shareholders grant power to an independent proxy holder who will vote according to the instructions expressly given on the voting instruction form. The Shareholders Communication Channel can also be used, under certain conditions, by participating Philips shareholders to distribute — either by mail or by placing it on the Company’s website — information directly related to the agenda of the General Meeting of Shareholders to other participating Philips shareholders.

Meeting of Priority Shareholders and the Dr. A.F. Philips-Stichting

As mentioned above, the priority shares will be cancelled pursuant to the Amended Articles of Association.

Under the current articles of association there are ten priority shares, which are currently held by a foundation called the Dr. A.F. Philips-Stichting. The self-electing Board of the Dr. A.F. Philips-Stichting consists of the Chairman and the Vice-Chairman and Secretary of the Supervisory Board, certain other members of the Supervisory Board, and the President of the Company. At present, the Board consists of Messrs L.C. van Wachem, W. de Kleuver, J-M. Hessels, K.A.L.M. van Miert and G.J. Kleisterlee.

A Meeting of Priority Shareholders is held at least once a year, at least thirty days before the General Meeting of Shareholders. Approval of the Meeting of Priority Shareholders is required for resolutions of the General Meeting of Shareholders regarding the issue of ordinary shares of the Company or rights to shares, the cancellation of the shares, amendments to the articles of association, and the liquidation of the Company. Acting in agreement with the Supervisory Board, the Meeting of Priority Shareholders also makes binding recommendations to the General Meeting of Shareholders for the appointment of members of the Board of Management and the Supervisory Board of the Company.

The Board of Management of the Company and the Board of the Dr. A.F. Philips-Stichting declare that they are jointly of the opinion that the Dr. A.F. Philips-Stichting is independent of the Company as required by the Listing Requirements of Euronext Amsterdam N.V.’s stock market.

Preference shares and the Stichting Preferente Aandelen Philips

As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party. As then anticipated and disclosed, the Stichting Preferente Aandelen Philips (‘the Foundation’) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third party ever seem likely in the judgment of the Foundation to gain a controlling interest in the Company, will result in the preference shares being effectively issued.

The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time.

The objective of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Group, such that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. In the event of (an attempt to) a hostile takeover this arrangement will allow the Company and its Board of Management and Supervisory Board to determine its position in relation to the bidder and its plans, seek alternatives and defend Philips’ interests and those of its stakeholders from a position of strength.

Philips Annual Report 2004           205

Other information

The members of the self-electing Board of the Foundation are Messrs J.R. Glasz, S.D. de Bree, W.E. Scherpenhuijsen Rom, L.C. van Wachem and G.J. Kleisterlee. As Chairman of the Supervisory Board and the Board of Management respectively, Messrs Van Wachem and Kleisterlee are members of the Board ex officio. Mr Kleisterlee is not entitled to vote.

The Board of Management of the Company and the Board of the Foundation declare that they are jointly of the opinion that the Foundation is independent of the Company as required by the Listing Requirements of Euronext Amsterdam N.V.’s stock market.

The Company does not have any other anti-takeover measures in the sense of other measures which exclusively or almost exclusively have the purpose to frustrate future public bids on the shares in the capital of the Company in case no agreement is reached with the Board of Management on such public bid. Furthermore the Company does not have measures which specifically have the purpose that a bidder also once it has acquired 75% of the shares in the capital of the Company, is frustrated in appointing or dismissing members of the Board of Management and subsequently amending the articles of association of the Company. For the avoidance of doubt it should be noted that also in the event of (an attempt to) a hostile takeover, the Board of Management and the Supervisory Board are authorized to exercise in the interest of Philips all powers attributed to them.

Audit of the financial reporting and the position of the external auditor

The annual financial statements, observing Dutch law and applying US GAAP, are prepared by the Board of Management and reviewed by the Supervisory Board upon the advice of its Audit Committee and the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the Supervisory Board and, together with the final opinion of the external auditor, published. The Board of Management is responsible, under supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption to the Annual General Meeting of Shareholders, to be convened subsequently. Philips, under US securities regulations, separately files its Annual Report on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law.

Internal controls and disclosure policies

Comprehensive internal procedures, compliance with which is supervised by the Supervisory Board, are in place for the preparation and publication of the Annual Report, the annual accounts, the quarterly figures and ad hoc financial information. As from 2003, the internal assurance process for business risk assessment has been strengthened and the review frequency has been upgraded to a quarterly review cycle, in line with emerging best practices in this area.

As part of these procedures, a Disclosure Committee has been appointed by the Board of Management to oversee the Company’s disclosure activities and to assist the Board of Management in fulfilling its responsibilities in this respect. The Committee’s purpose is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. Such procedures are designed to capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the Company’s various businesses, and their effectiveness for this purpose will be reviewed periodically.

Auditor information

In accordance with the procedures laid down in the Philips Policy on Auditor Independence and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, once every three years the Supervisory Board and the Audit Committee conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor. The current auditor of the Company, KPMG Accountants N.V., was appointed by the General Meeting of Shareholders on May 2, 1995. In 2002, when the Auditor Policy was adopted, the appointment of KPMG Accountants N.V. was confirmed by the Supervisory Board for an additional three years. The General Meeting of Shareholders has to decide again at its meeting in 2005 on the appointment of the auditor. Mr. J.F.C. van Everdingen is the current partner of KPMG Accountants N.V. in charge of the audit duties for the Philips Group. In accordance with the rotation schedule determined in accordance with the Auditor Policy, he will be replaced by another partner of the auditing firm no later than in 2006.

The external auditor shall attend the Annual General Meeting of

206          Philips Annual Report 2004

Shareholders. Questions may be put to him at the meeting about his report.

The Board of Management and the Audit Committee of the Supervisory Board shall report on their dealings with the external auditor to the Supervisory Board on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor.

The external auditor attends, in principle, all meetings of the Audit Committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the Board of Management and the Supervisory Board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the USA.

Auditor policy

The Company maintains a policy of auditor independence, and this policy restricts the use of its auditing firm for non-audit services, in line with US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance. The policy is laid down in the comprehensive policy on auditor independence published on the Company’s website.

Investor Relations

General

The Company is continuously striving to improve relations with its shareholders. In addition to communication with its shareholders at the Annual General Meeting of Shareholders, Philips elaborates its financial results during (public) conference calls, which are broadly accessible. It publishes informative annual and quarterly reports and press releases, and informs investors via its extensive website. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders. Each year the Company organizes major Philips Product Divisional analysts days and participates in several broker conferences, announced in advance on the Company’s website and by means of press releases. Shareholders can follow in real time the meetings and presentations, organized by the Company, by means of webcasting or telephone lines. It is Philips’ policy to post presentations to analysts and shareholders on the Company’s website. These meetings and presentations will not take place shortly before the publication of annual and quarterly financial information. While strictly complying with the rules and regulations of fair and non-selective disclosure and equal treatment of shareholders, in view of the number of meetings with analysts and presentations to analysts or investors, not all of these meetings and presentations are announced in advance by means of a press release and on the Company’s website and can be followed in real time. For this reason the Company cannot fully apply the literal text of recommendation IV.3.I. of the Dutch Corporate Governance Code.

The Company shall not, in advance, assess, comment upon or correct, other than factually, any analyst’s reports and valuations. No fee(s) will be paid by the Company to parties for the carrying-out of research for analysts’ reports or for the production or publication of analysts’ reports, with the exception of credit-rating agencies.

Major shareholders and other information for shareholders

As per December 31, 2004, no person is known to the Company to be the owner of more than 5% of its common shares. The common shares are held by shareholders worldwide in bearer and registered form. Outside the United States, common shares are held primarily in bearer form. As per December 31, 2004, approximately 89% of the common shares were held in bearer form. In the United States shares are held primarily in the form of registered shares of New York Registry (Shares of New York Registry) for which Citibank, N.A., 111 Wall Street, New York, New York 10043 is the transfer agent and registrar. As per December 31, 2004, approximately 11% of the total number of outstanding common shares were represented by shares of New York Registry issued in the name of approximately 1,700 holders of record, including Cede & Co, acting as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries.

Only bearer shares are traded on the stock market of Euronext Amsterdam. Only shares of New York Registry are traded on the New York Stock Exchange. Bearer shares and registered shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.

Philips Annual Report 2004           207

Other information

Corporate seat and head office

The statutory seat of the Company is Eindhoven, the Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (The Netherlands Civil Code, Book 2, Articles 379 and 414), forms part of the notes to the consolidated financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 1910).

The executive offices of the Company are located at the Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, telephone 31 (0)20 59 77 777.

Compliance with the Dutch Corporate Governance Code

In accordance with the Dutch Order of Council of December 23, 2004, the Company fully complies with the Dutch Corporate Governance Code by applying its principles and best practice provisions that are addressed to the Board of Management and the Supervisory Board or by explaining why it deviates therefrom. Subject to the amendments of the Articles of Association proposed to the 2005 Annual General Meeting of Shareholders1), the Company fully applies such principles and best practice provisions, with the exception of the following four recommendations that are not fully applied for the reasons set out above:

–	recommendation II.2.6 and III.7.3: with effect from 1 January 2005 the Company requires a notification to the Philips Compliance Officer of transactions in securities in Dutch listed companies by members of the Supervisory Board and the Board of Management on a yearly basis (instead of on a quarterly basis as the Dutch Corporate Governance Code recommends);

–	recommendation III.4.2: the Company requires the Chairman of the Supervisory Board to be independent under the applicable US standards and pursuant to the Dutch Corporate Governance Code, but does not exclude that a former member of the Board of Management who left the Company more then five years ago may be Chairman of the Supervisory Board (as the Dutch Corporate Governance Code does);

–	recommendation III.5.11: the Company does not exclude that the function of Chairman of the Supervisory Board will be combined with the function of Chairman of the Remuneration Committee; pursuant to the Dutch Corporate Governance Code, these functions should not be combined, and

–	recommendation IV.3.1: while strictly complying with the rules and regulations of fair and non-selective disclosure and equal treatment of shareholders, in view of the number of meetings with analysts and presentations to analysts or investors, not all of these meetings and presentations are announced in advance by means of a press release and on the Company’s website and can be followed in real time.

1)	Prior to the adoption and execution of the proposed amendments to the articles of association the Company also cannot fully apply the best practice provision IV.1.1 on the conditions on which the General Meeting of Shareholders can overrule the binding recommendation for the appointment of a member of the Board of Management or a member of the Supervisory Board, in view of the current provisions on the same in the articles of association.

208          Philips Annual Report 2004

Philips Annual Report 2004           209

Reconciliation of non-GAAP information

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s financial position. In the following tables, a reconciliation to the most directly comparable GAAP financial measure is made for each non-GAAP performance measure.

Sales growth composition (in %)

	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2004 versus 2003
Medical Systems	3.9	(5.9)	0.2	(1.8)
DAP	(0.6)	(3.5)	–	(4.1)
Consumer Electronics	11.3	(4.0)	0.7	8.0
Lighting	5.1	(4.2)	(0.8)	0.1
Semiconductors	12.9	(6.4)	3.0	9.5
Other Activities	17.7	(3.7)	(2.1)	11.9
Philips Group	8.7	(4.8)	0.5	4.4

2003 versus 2002
Medical Systems	6.8	(12.7)	(6.6)	(12.5)
DAP	3.0	(8.7)	(0.5)	(6.2)
Consumer Electronics	2.3	(8.6)	(0.5)	6.8
Lighting	2.4	(9.1)	–	6.7)
Semiconductors	11.4	(12.3)	–	(0.9)
Other Activities	(5.2)	(6.3)	(13.8)	(25.3)
Philips Group	4.2	(9.9)	(3.0)	(8.7)

2002 versus 2001
Medical Systems	4.9	(4.6)	41.3	41.6
DAP	6.3	(3.2)	(0.9)	2.2
Consumer Electronics	(4.4)	(2.8)	(0.1)	(7.3)
Lighting	(2.2)	(3.3)	0.8	(4.7)
Semiconductors	2.1	(3.3)	0.0	(1.2)
Other Activities	(4.4)	(3.8)	(25.3)	(33.5)
Philips Group	(0.7)	(3.5)	2.6	(1.6)

Composition of net debt to group equity

	2003	2004
Long-term debt	4,016	3,552
Short-term debt	1,860	961

Total debt	5,876	4,513
Cash and cash equivalents	(3,072)	(4,349)

Net debt (total debt less cash and cash equivalents)	2,804	164
Minority interests	175	283
Stockholders’ equity	12,763	14,860

Group equity	12,938	15,143
Net debt and group equity	15,742	15,307
Net debt divided by net debt and group equity (in %)	18	1
Group equity divided by net debt and group equity (in %)	82	99

210          Philips Annual Report 2004

Net operating capital to total assets

	Philips	Medical	DAP	Consumer	Lighting	Semi-	Other	Unallocated
2004	Group	Systems		Electronics		conductors	Activities

Net operating capital (NOC)	7,192	2,862	393	(161)	1,493	2,669	117	(181)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,169	1,492	353	2,162	710	985	1,120	1,347
- intercompany accounts	–	35	10	62	26	11	(115)	(29)
- provisions1)	2,670	240	60	314	138	225	619	1,074
Include assets not comprised in NOC:
- investments in unconsolidated comp.	5,670	46		19	46	306	5,203	50
- other non-current financial assets	876							876
- deferred tax assets	1,797							1,797
- liquid assets	4,349							4,349

Total assets	30,723	4,675	816	2,396	2,413	4,196	6,944	9,283

1) provisions on balance sheet EUR 2,898 million excl. deferred tax liabilities EUR 228 million

2003
Net operating capital	8,071	3,671	464	(82)	1,521	2,676	150	(329)
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,672	1,427	317	2,017	656	920	1,051	1,284
- intercompany accounts	–	24	4	77	11	(7)	(67)	(42)
- provisions1)	2,768	257	55	338	134	234	650	1,100
Include assets not comprised in NOC:
- investments in unconsolidated comp.	4,841	41		20	19	1,954	2,742	65
- other non-current financial assets	1,213							1,213
- deferred tax assets	1,774							1,774
- liquid assets	3,072							3,072

Total assets	29,411	5,420	840	2,370	2,341	5,777	4,526	8,137

1) provisions on balance sheet EUR 2,925 million excl. deferred tax liabilities EUR 157 million

2002
Net operating capital	10,539	4,849	529	46	1,723	3,814	(181)	(241)
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,836	1,600	361	2,056	692	970	916	1,241
- intercompany accounts	–	6	6	57	15	(58)	(31)	5
- provisions1)	3,162	280	65	431	159	268	827	1,132
Include assets not comprised in NOC:
- investments in unconsolidated comp.	6,089	45		19	19	2,400	3,578	28
- other non-current financial assets	1,306							1,306
- deferred tax assets	1,499							1,499
- liquid assets	1,858							1,858

Total assets	32,289	6,780	961	2,609	2,608	7,394	5,109	6,828

1) provisions on balance sheet EUR 3,246 million excl. deferred tax liabilities EUR 84 million

Composition of cash flow before financing activities

	2002	2003	2004
Cash flow from operating activities	2,228	1,992	2,697
Cash flow from investing activities	(248)	742	653

Cash flow before financing activities	1,980	2,734	3,350

Philips Annual Report 2004           211

The Philips Group in the last eleven years

in millions of euros unless otherwise stated

Due to factors such as consolidations and divestments, the amounts, percentages and ratios are not directly comparable.

General data

	Dutch GAAP					US GAAP
	1994	1995	1996	1997	1998*	1998*	1999	2000	2001	2002	2003	2004

Sales	23,768	25,259	27,094	29,658	30,459	30,459	31,459	37,862	32,339	31,820	29,037	30,319
Percentage increase over previous year	2	6	7	9	3	3	3	20	(15)	(2)	(9)	4
Income (loss) from continuing operations 1)	683	971	126	1,231	541	1,025	1,595	9,577	(2,475)	(3,206)	709	2,836
Discontinued operations 2)	281	247	202	263	5,054	4,891	–	–	–	–	–	–
Cumulative effect of a change in accounting principles	–	–	–	–	–	–	–	85	–	–	(14)	–
Net income (loss)	964	1,143	(268)	2,602	6,053	5,900	1,590	9,662	(2,475)	(3,206)	695	2,836
Turnover rate of net operating capital	2.95	2.88	2.70	2.84	2.91	2.95	3.20	3.12	2.15	2.43	2.99	3.60
Total employees at year-end (in thousands)	241	253	250	252	234	234	227	219	189	170	164	162
Salaries, wages and social costs paid	7,031	7,363	8,083	8,261	8,209	8,117	8,111	8,479	8,119	8,183	7,451	7,115

Income
Income (loss) from operations	1,227	1,350	422	1,714	685	1,289	1,553	4,258	(1,395)	420	488	1,607
As a % of sales	5.2	5.3	1.6	5.8	2.2	4.2	4.9	11.2	(4.3)	1.3	1.7	5.3
Income taxes	(135)	(74)	7	(276)	(41)	(162)	(208)	(563)	428	(27)	15	(358)
As a % of income before taxes	16	7	(40)	20	11	17	14	9	19	(1)	(6)	20
Income (loss) after taxes	696	964	25	1,119	332	816	1,238	5,688	(1,882)	(1,834)	259	1,465
As a % of sales	2.9	3.8	0.1	3.8	1.1	2.7	3.9	15.0	(5.8)	(5.8)	0.9	4.8
Income (loss) before cumulative effect of a change in accounting principles	683	971	126	1,231	541	1,025	1,595	9,577	(2,475)	(3,206)	709	2,836
As a % of stockholders’ equity (ROE)	12.5	15.8	1.9	15.9	5.1	9.7	10.9	48.5	(11.9)	(19.2)	5.4	20.3
Per common share in euros	0.51	0.71	0.09	0.88	0.38	0.71	1.16	7.30	(1.94)	(2.51)	0.55	2.22
Net income (loss)	964	1,143	(268)	2,602	6,053	5,900	1,590	9,662	(2,475)	(3,206)	695	2,836
Per common share in euros	0.72	0.84	(0.20)	1.86	4.20	4.10	1.15	7.36	(1.94)	(2.51)	0.54	2.22
Dividend paid per common share in euros	0.06	0.14	0.18	0.18	0.23	0.23	0.25	0.30	0.36	0.36	0.36	0.36

	*	The Company adopted application of US GAAP as from January 1, 2002. The years from 1998 onwards have been restated accordingly. Previous years have not been restated. For the convenience of the reader the 1998 figures are presented on both the basis of US and Dutch GAAP.

	1)	Under Dutch GAAP, prior to 1999, certain material transactions, such as disposals of lines of activities, were accounted for as extraordinary items, whereas under US GAAP these would have been recorded in income (loss) from (continuing) operations.

	2)	Discontinued operations reflect the effect of the sale of PolyGram N.V. in 1998 in order to present the Philips Group accounts on a continuing basis.

Definitions

Net operating capital:		intangible assets, property, plant and equipment, non-current receivables and current assets excl. cash and cash equivalents, securities and deferred tax positions, after deduction of provisions and other liabilities

ROE:		income from continuing operations as a % of average stockholders’ equity

Net debt:		long-term and short-term debt net of cash and cash equivalents

Group equity:		stockholders’ equity and minority interests

Net debt: group equity ratio:		the % distribution of net debt over group equity plus net debt

Average number of outstanding shares:		weighted average number of outstanding common shares during the reporting year

The financial statements have been prepared in euros. Amounts previously reported in Dutch guilders are reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371).

212          Philips Annual Report 2004

Capital employed

	Dutch GAAP						US GAAP
	1994	1995	1996	1997	1998*		1998*		1999	2000	2001	2002	2003	2004
Cash and cash equivalents	940	932	785	1,397	6,553		6,553		2,331	1,089	890	1,858	3,072	4,349
Receivables and other current assets	4,567	4,890	5,369	5,464	5,442		5,442		6,453	6,806	6,670	5,671	5,638	5,744
Inventories	4,330	5,083	4,334	4,522	4,274		4,017		4,268	5,279	4,290	3,522	3,204	3,230

Current assets	9,837	10,905	10,488	11,383	16,269		16,012		13,052	13,174	11,850	11,051	11,914	13,323

Non-current financial assets/unconsolidated companies	1,257	1,358	1,618	1,451	2,836		2,871		7,400	11,306	11,033	7,395	6,054	6,546
Net assets discontinued operations	901	1,013	1,198	1,482	–		–		–	–	–	–	–	–
Non-current receivables/assets	1,397	1,413	1,662	1,858	1,920		1,920		2,326	2,713	3,080	2,772	2,799	3,050
Property, plant and equipment (book value)	5,599	6,094	6,719	6,935	6,574		6,597		7,332	9,041	7,718	6,137	4,879	4,997
Intangible assets (book value)	105	198	222	213	554		609		1,563	3,290	5,521	4,934	3,765	2,807

Non-current assets	9,259	10,076	11,419	11,939	11,884		11,997		18,621	26,350	27,352	21,238	17,497	17,400
Total assets	19,096	20,981	21,907	23,322	28,153		28,009		31,673	39,524	39,202	32,289	29,411	30,723
Property, plant and equipment:
Capital expenditures for the year	1,535	2,127	2,185	1,627	1,634		1,634		1,662	3,170	2,143	1,161	980	1,286
Depreciation for the year	1,270	1,218	1,437	1,492	1,615		1,615		1,548	1,789	1,969	1,782	1,519	1,373
Capital expenditures:
depreciation	1.2	1.7	1.5	1.1	1.0		1.0		1.1	1.8	1.1	0.7	0.6	0.9
Inventories as a % of sales	18.2	20.1	16.0	15.2	14.0		13.2		13.6	13.9	13.3	11.1	11.0	10.7
Outstanding trade receivables, in months’ sales	1.5	1.5	1.3	1.3	1.3		1.3		1.4	1.5	1.5	1.3	1.4	1.3

Financial structure
Other liabilities	5,373	5,643	5,768	6,328	6,779		6,751		8,262	8,764	8,234	7,836	7,672	8,169
Debt	3,875	4,756	5,855	4,030	3,587		3,587		3,314	4,027	7,866	7,109	5,876	4,513
Provisions	3,566	3,460	3,420	3,251	2,985		2,973		3,056	3,557	3,740	3,246	2,925	2,898

Total provisions and liabilities	12,814	13,859	15,043	13,609	13,351		13,311		14,632	16,348	19,840	18,191	16,473	15,580

Minority interests	336	496	279	559	242		242		333	469	202	179	175	283
Issued, paid-up capital	1,536	1,566	1,600	1,655	1,672		1,672		339	263	263	263	263	263
Surplus and reserves	4,410	5,060	4,985	7,499	12,888		12,784		16,369	22,444	18,897	13,656	12,500	14,597

Stockholders’ equity	5,946	6,626	6,585	9,154	14,560		14,456		16,708	22,707	19,160	13,919	12,763	14,860
Total equity and liabilities	19,096	20,981	21,907	23,322	28,153		28,009		31,673	39,524	39,202	32,289	29,411	30,723
Net debt : group equity ratio	32:68	35:65	42:58	21:79	*	*	*	*	5:95	11:89	26:74	27:73	18:82	1:99
Stockholders’ equity per common share in euros	4.41	4.85	4.74	6.39	10.09		10.02		12.55	17.69	15.04	10.91	9.97	11.60
Market price per common share at year-end	5.83	6.58	7.94	13.80	14.30		14.30		33.75	39.02	33.38	16.70	23.15	19.51

**	Not meaningful: net cash in 1998 exceeded the debt level

Philips Annual Report 2004           213

Shareholder information

Detailed information for shareholders is available on our website www.philips.com/investor. As well as financial reports and presentations, the site also provides information on related issues, such as governance, business ethics and sustainability.

Shareholders are also welcome to visit our website www.philips.com, which provides extensive information about the Philips Group.

Market capitalization

The market capitalization of the Philips shares at year-end 2004 was EUR 25 billion. The highest trading price for Philips’ shares in 2004 was EUR 26.20 on February 19, and the lowest was EUR 17.89 on October 18, both in Amsterdam.

Market capitalization

Listings

Philips’ shares are listed on Euronext Amsterdam and the New York Stock Exchange.

City	Exchange	Ticker

Amsterdam	Euronext	PHIA

New York	New York Stock Exchange	PHG

Share price development and trading volumes

	J	F	M	A	M	J
Amsterdam
High	25.73	26.20	25.23	25.18	23.36	22.67
Low	23.53	24.07	22.03	22.72	21.08	20.90

New York
High	32.02	33.31	31.03	30.49	28.41	27.97
Low	29.87	30.07	27.09	26.81	25.08	25.65

	J	A	S	O	N	D
Amsterdam
High	22.18	19.77	20.04	19.56	19.90	20.12
Low	19.45	18.03	18.44	17.89	18.76	19.30

New York
High	26.75	21.97	24.43	24.20	26.09	26.81
Low	23.73	24.13	22.91	22.23	23.94	25.74

	2004	Q1	Q2	Q3	Q4
Amsterdam
High	26.20	26.20	25.18	22.18	20.12
Low	17.89	22.03	20.90	18.03	17.89

New York
High	33.31	33.31	30.49	26.75	26.81
Low	22.91	27.09	25.08	22.91	22.23

Performance in relation to the AEX index

5-year relative performance: Philips and AEX

214          Philips Annual Report 2004

Dividend policy

Philips aims for a sustainable dividend reflecting, over time, a distribution of 25 to 30% of continuing net income. The dividend paid over the last 11 years is shown in the graph below.

Dividend paid (from prior-year profit distribution)

Dividend to shareholders

Shares of Koninklijke Philips Electronics N.V. (‘Royal Philips Electronics’) will be listed ex-dividend as of April 1, 2005. In compliance with the listing requirements of the New York Stock Exchange and the stock market of Euronext Amsterdam, the record dates will be April 5, 2005 for holders of American shares of New York Registry, and March 31, 2005 for other Philips shares.

The dividend as proposed to the General Meeting of Shareholders will be payable as of April 11, 2005 to all shareholders. The dividend payment to holders of American shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on April 6, 2005.

	Ex dividend date	Record date	Payment date
Amsterdam shares	April 1, 2005	March 31, 2005	April 11, 2005
New York shares	April 1, 2005	April 5, 2005	April 11, 2005

Financial calendar

Annual General Meeting of Shareholders

Record date Annual General Meeting of Shareholders	March 24, 2005
Annual General Meeting of Shareholders	March 31, 2005

Quarterly reports 2005

First quarterly report 2005	April 18, 2005
Second quarterly report 2005	July 18, 2005
Third quarterly report 2005	October 17, 2005
Divisional analyst days 2005
Analyst day 1	June 14, 2005*
Analyst day 2	September 15, 2005*
Analyst day 3	December 7, 2005*

2006

Publication of 2005 results	January 26, 2006*
Publication of the Annual Report 2005	February 21, 2006*
Annual General Meeting of Shareholders	March 30, 2006*

*	These dates are subject to final confirmation.

Shareholders Communication Channel

Philips is continuously striving to improve relations with its shareholders. For instance, Philips was one of the key companies in the establishment of the Shareholders Communication Channel -a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and its shareholders.

Philips will use the Shareholders Communication Channel to distribute the Agenda for this year’s General Meeting of Shareholders as well as an instruction form to enable proxy voting at said Meeting.

For the General Meeting of Shareholders on March 31, 2005 a record date (being March 24, 2005) will apply: those persons who on March 24, 2005 hold shares in the Company and are registered as such in one of the registers designated by the Board of Management for the General Meeting of Shareholders will be entitled to participate and vote at the Meeting.

Philips Annual Report 2004           215

Shareholder information

Shareholder services

In the USA

Holders of shares of New York Registry and other interested parties in the USA can obtain, free of charge, copies of the Annual Report 2004 from the Transfer and Register Agent:

Citibank Shareholder Services
P.O. Box 43077
Providence, Rhode Island 02940-3077
Telephone: 1-877-CITI-ADR (toll-free)
Fax: 1-201-324-3284
E-mail: citibank@shareholders-online.com
Internet address: www.citibank.com/adr

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to Citibank.

The Annual Report on Form 20-F is filed electronically with the United States Securities and Exchange Commission.

Outside the USA

Non-US shareholders and other non-US interested parties can obtain copies of the Annual Report 2004 free of charge from:

Royal Philips Electronics
Corporate Control — Publications Department
Groenewoudseweg 1
Building VO-2
P.O. Box 218
5600 MD Eindhoven
The Netherlands
Fax: 31-40-2780388
E-mail: annual.report@philips.com

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to:

ABN AMRO
Issuing Institutions Department
Kemelstede 2
4817 ST Breda
The Netherlands
Telephone: 31-76-5799482
Fax: 31-76-5799359

Information sources

Investors and financial analysts may contact:

Investor Relations
Breitner Center, HBT 11-8
P.O. Box 77900
1070 MX Amsterdam
The Netherlands

Telephone: 31-20-59 77221
Fax: 31-20-59 77220
E-mail: investor.relations@philips.com
Website: www.philips.com/investor

Senior Vice-President — Investor Relations,
Telephone: 31-20-59 77222

Manager — Investor Relations,
Telephone: 31-20-59 77447

Printed in the Netherlands
Printed on Magno Satin paper manufactured at Sappi Fine Paper Mills which are ISO 9001:2000- and ISO 14001-certified and EMAS-registered. The pulp used for Magno is bleached without the use of chlorine. The timber the pulp is made from is sourced from sustainably managed forests.

216          Philips Annual Report 2004